As filed with the Securities and Exchange Commission on December 30, 2014.

Registration No. 333-193466

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Party City Holdco Inc.

(Exact name of registrant as specified in its charter)

Delaware	5900	46-0539758
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

(914) 345-2020

80 Grasslands Road, Elmsford, NY 10523

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Harrison

Chief Executive Officer and President

80 Grasslands Road

Elmsford, NY 10523

(914) 345-2020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julie H. Jones, Esq. Jay J. Kim, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 Telephone (617) 951-7000 Fax (617) 951-7050	Marc D. Jaffe, Esq. Senet Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 Telephone (212) 906-1200 Fax (212) 751-4864

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 30, 2014

Party City Holdco Inc.

            Shares

Common Stock

This is the initial public offering of shares of common stock of Party City Holdco Inc., or “Party City Holdco.”

Party City Holdco is offering            shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . Party City Holdco intends to list the common stock on the New York Stock Exchange under the symbol “PRTY”.

See “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses to Party City Holdco (1)	$	$
Proceeds before expenses to the selling stockholders	$	$

(1)	See “Underwriting” on page 141 for additional information regarding underwriting compensation.

Certain selling stockholders identified in this prospectus have granted the underwriters the option to purchase up to an additional              shares of our common stock on the same terms and conditions set forth above if the underwriters sell more than              shares of our common stock in this offering. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on                    , 2015.

Goldman, Sachs & Co.	BofA Merrill Lynch

Credit Suisse	Morgan Stanley

Barclays	Deutsche Bank Securities	J.P. Morgan

Prospectus dated                    , 2014

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

MARKET, RANKING AND OTHER INDUSTRY DATA

The market, ranking and other industry data included in this prospectus, including the size of certain markets and our position and the position of our competitors within these markets, are based on published industry sources, our own research and estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from trade and business organizations and other contacts in the markets in which we operate. We note that our estimates, in particular as they relate to general expectations concerning our industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Some of the more important trademarks and service marks that we use include Party City®, The Discount Party Super Store®, Amscan® and Halloween City®. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus may be listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights. This prospectus may also include trademarks, service marks or trade names of other companies. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you in considering an investment in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

As part of the transactions described under “The Transactions,” on July 27, 2012 our wholly-owned indirect subsidiary, PC Merger Sub, Inc. (“Merger Sub”), merged with and into Party City Holdings Inc., with Party City Holdings Inc. being the surviving corporation, which we refer to as the “Acquisition.” In this prospectus, the terms “we,” “us,” “our,” “the Company” and other similar terms refer to Party City Holdco Inc. and all its subsidiaries, including Party City Holdings Inc., that are consolidated under United States generally accepted accounting principles (“GAAP”). Unless we indicate otherwise or the context otherwise requires, information identified in this prospectus as “pro forma” gives effect to various transactions as described under “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Please note that our discussion of certain financial information, specifically net sales, royalties and franchise fees and retail operating expenses, for the year ended December 31, 2012 include data from the “Predecessor” period, which covers the period preceding the Acquisition (January 1, 2012 to July 27, 2012) and data from the “Successor” period, which covers the period following the Acquisition (July 28, 2012 to December 31, 2012), on a combined basis. The Company notes that the change in basis resulting from the Acquisition did not impact such financial information and, although this presentation of financial information on a combined basis does not comply with GAAP, we believe it provides a meaningful method of comparison to the other periods presented in this prospectus. The data is being presented for analytical purposes only. Combined operating results (i) have not been prepared on a pro forma basis as if the Acquisition occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Acquisition and (iii) may not be predictive of future results of operations.

Our Company

We are the leading party goods retailer by revenue in North America and, we believe, the largest vertically integrated supplier of decorated party goods globally by revenue, with multiple levers to drive future growth across channels, products and geographies. With approximately 900 locations, we have the only coast-to-coast network of party superstores in the U.S. and Canada that make it easy and fun to enhance special occasions with a differentiated shopping experience and an unrivaled assortment of innovative and exciting merchandise offered at a compelling value. Through a series of acquisitions between 2005 and 2010, we built a powerful retail operation that captures the full manufacturing-to-retail margin on a significant portion of the products sold in our stores. We believe we are the largest global designer, manufacturer and distributor of decorated party supplies by revenue with products found in over 40,000 retail outlets worldwide, including our own stores as well as independent party supply stores, mass merchants, grocery retailers, dollar stores and others. Our category-defining retail concept, multi-channel reach, widely recognized brands, broad and deep product offering, and low-cost global sourcing model are, we believe, significant competitive advantages. We believe these characteristics position us for continued organic and acquisition-led growth and margin expansion.

Founded in 1947, we started as an importer and wholesaler and grew to offer a broad selection of decorated party supplies including paper and plastic tableware, metallic and latex balloons, novelties, costumes and other garments, stationery and gifts for everyday, themed and seasonal events. Our products are available in over 100 countries with the U.K., France, Germany and Australia among the largest end markets for us outside North America. We believe that through our extensive assortment, as well as our industry-leading innovation, customer service levels and compelling value proposition, we will continue to win with our customers.

The 2005 combination of Amscan Holdings, Inc. (“Amscan”), which focused on the wholesale market, and Party City Corporation (“Party City”), which focused on the retail market, represented an important step in our evolution. Since then, we have established the largest multi-channel party supply business by revenue in North America with approximately 900 party superstores (inclusive of approximately 210 franchised stores) in the United States and Canada, principally under the Party City banner, and PartyCity.com, our primary e-commerce site. Underscored by our slogan “Nobody Has More Party for Less,” we believe we offer a superior one-stop shopping experience with a broad selection, consistently high in-stock positions and compelling value proposition, making us the favored destination for all of our customers’ party supply needs. We also operate a network of approximately 350 temporary Halloween locations under the Halloween City banner.

Through a combination of organic growth and strategic acquisitions, we have been able to generate strong topline performance and margin expansion, including:

•	Growing revenue from $1,486.8 million for the year ended December 31, 2009 to $2,045.1 million for the year ended December 31, 2013 representing a compounded annual growth rate of 8.3%.

•	Increasing adjusted EBITDA from $192.1 million, implying an adjusted EBITDA margin of 12.9%, for the year ended December 31, 2009 to $320.8 million for the year ended December 31, 2013, for an implied adjusted EBITDA margin of 15.7%. Net income decreased from $63 million for the year ended December 31, 2009 to $4 million for the year ended December 31, 2013 due to both higher interest expense, resulting from debt incurred in conjunction with the Transactions and the issuance of the $350 million senior PIK toggle notes (“the senior PIK toggle notes”), as well as the impact of non-cash purchase accounting adjustments resulting from the Transactions and the impact of non-recurring charges related to refinancings.

For a discussion of our use of adjusted EBITDA and a reconciliation to net income (loss), on a historical and pro forma basis, please refer to “—Summary Financial Data” and “Selected Consolidated Financial Data.”

Evolution of Our Business

Over the past 60 years, we have grown to become a global, vertically integrated designer, manufacturer, distributor and retailer of decorated party supplies. Key strategic initiatives that were and continue to be important to our evolution include:

•	Establishing retail leadership in our industry and our vertically integrated model through the acquisitions of Party City, Party America Corporation (“Party America”), Factory Card & Party Outlet (“FCPO”), Party Packagers in Canada and iParty Corp. (“iParty”). Following each acquisition, we capitalized on our vertically integrated model by increasing the percentage of products for sale at such retail stores that are manufactured and/or distributed by us, allowing us to capture the full manufacturing-to-retail margin on a significant portion of the retail sales.

•	Enhancing our wholesale platform through targeted acquisitions while investing in state-of-the-art distribution facilities and developing a strong Asian-based sourcing and sales organization.

•	Re-launching our retail e-commerce platform in 2009 provided us with an additional direct-to-consumer channel and was the first step in the development of a global e-commerce platform.

•	Broadening our product offering and channel reach by acquiring valuable character licenses and costume capabilities in addition to improving our access to grocery and mass merchant retailers.

•	Growing our international presence by building relationships with local retailers to develop party supply store-in-store concepts as well as targeted acquisitions that extended our wholesale and retail geographic reach.

As a result of these investments, we have created a differentiated, vertically integrated business model. We believe that our superior selection of party supplies, scale, innovation and service position us for future growth across all of our channels.

Competitive Strengths

We are well-positioned to continue to attract customers who celebrate life’s memorable events as a result of the following competitive strengths:

Category Defining Multi-Channel Retailer. We believe we are the premier party supplies retailer, providing a one-stop shopping experience with a broad and deep selection of products offered at a compelling value seamlessly through our retail stores and our e-commerce platform. We keep our assortment current by frequently introducing new products, and we organize our stores by events and themes to make it easy to shop while consistently presenting customers with additional product ideas that will enhance their events and our sales. With our extensive selection, convenient locations, consistently high in-stock positions and compelling value proposition, we believe customers associate Party City with successful celebrations, and, as a result, our physical and online stores will continue to be seen as the favored destination for party supplies and innovative ideas.

Leading Market Position. Based on our revenues, we are the largest retailer of decorated party supplies in the U.S. and Canada. With our network of approximately 860 party superstores, we are the only party supply retailer with a national store footprint. In addition to our leading retail presence, we believe that our integrated wholesale business is the largest global designer, manufacturer and distributor of decorated party goods by revenue with over 40,000 SKUs found in over 40,000 retail outlets worldwide. Through our category-leading brands, Party City and Amscan, we offer what we believe is the broadest selection of continuously updated and innovative merchandise at a compelling value. We believe that our scale, brand recognition and value proposition underscore our credibility as the destination of choice for party supplies in any channel.

Unique Vertically Integrated Operating Model. We manufacture, source and distribute party supplies, acting as a one-stop shop for decorated party goods to both retail and wholesale customers. Our vertically integrated model provides us with a number of advantages including the ability to (i) enhance our profitability as we realize the full manufacturing-to-retail margin on a significant portion of our retail sales, (ii) leverage a global sourcing network to reinforce our position as a low-cost provider of quality party supplies and (iii) effectively respond to changes in consumer trends through our in-house design and innovation team.

Broad and Innovative Product Offering. We offer a broad and deep product assortment with an average of 25,000 SKUs offered at any one time in our Party City superstores, supported by the approximately 35,000 SKUs offered online which can be accessed via our “endless aisle” in-store kiosk system as well as through PartyCity.com. Our extensive selection offers customers a single source for all of their party needs. Our in-house design team introduces approximately 7,000 products annually, driving newness in our licensed and unlicensed product offering and supporting increased sales across our channels.

Highly Efficient Global Sourcing and Distribution Capabilities. Over the past 60 years, we have developed a global network of owned and third-party manufacturers that we believe optimizes speed to market, quality and cost. We also have warehousing and distribution facilities around the world, including four in the U.S. and seven centers located outside the United States. We have also opened sourcing, quality control and testing offices throughout Asia with over 200 employees in our offices located in China, Vietnam and Hong Kong. Our global sourcing and distribution capabilities offer our customers best-in-class service levels, rapid fulfillment and competitive prices, and have capacity for continued growth with our business.

World-Class Management Team with a Proven Track Record. Our senior management team averages over 20 years of industry experience and possesses a unique combination of management skills and experience in the party goods sector. Our team has successfully grown our sales and profits during various economic cycles and through several business transformations. Additionally, our team has a strong track record of successful acquisitions and integrations, which continue to be an important part of our overall strategy.

Growth Strategy

We believe we have significant opportunities to enhance our leadership position in the party goods industry and improve profitability through the further implementation of our operating strategy both organically and through strategic acquisitions. Key elements of our growth strategy include:

Expand Our Retail Store Base. Our retail network includes approximately 860 party superstores (inclusive of approximately 210 franchised stores) in the United States and approximately 40 locations in Canada. We believe there is an opportunity to open more than 350 additional Party City stores in North America which is consistent with an independent analysis conducted by a leading, global consulting firm in 2012. We anticipate opening approximately 30 new stores per year. Based on historical performance and the margin generated from our vertically integrated model, we expect our new stores to have a payback period of approximately three years and to generate an average pre-tax cash-on-cash return on invested capital of approximately 50% in year three.

Drive Additional Growth and Productivity From Existing Retail Stores. We plan to grow our comparable store sales by continuing to improve our brand image and awareness, executing our merchandising initiatives, converting existing stores to our new more interactive format and integrating the 2013 iParty acquisition. We are pursuing various merchandising initiatives to drive increased units per transaction including aligning dress-up and candy products coordinated by color and party themes and broadening the product formats available within existing license arrangements. We also anticipate remodeling or relocating approximately 50 stores per year and converting them to our latest interactive store-within-a-store concept (specialty areas named “Sports City”, “Candy City”, “Color City” and “Favor City”). Based on our historical experience, we expect remodeled or relocated stores to generate sales growth of four to five percentage points higher than non-remodeled or non-relocated stores in the first year following conversion with longer-term sales growth of one to two percentage points higher than non-remodeled or non-relocated stores.

Growing Market Share and Earnings. We believe we have significant opportunities to continue to grow our wholesale business by capitalizing on our leading scale, vertical operating model and strong innovation capabilities as well as through strategic acquisitions. We will also continue to broaden our product assortment by adding new items that coordinate with our party themed events and licenses and broaden our reach by expanding into adjacent business-to-business and alternate consumer channels where we see a compelling opportunity for our products. As we continue to grow, our increased scale will allow us to leverage our costs and drive margin expansion. Since 2005, we have increased the selection of our own merchandise offered in Party City stores (also known as “share of shelf”) from approximately 25% in 2005 to approximately 67% for the year ended December 31, 2013 which allowed us to increase our margins. Our ultimate long-term share of shelf target is 75% to 80%. Our ability to create new and enhance existing celebration opportunities will continue to be a consistent driver of our growth.

Grow Our Global Retail and Wholesale E-commerce Platforms. During 2013, total global e-commerce revenues were approximately $131 million. Our global retail e-commerce business was relaunched in 2009 under the PartyCity.com banner. Global retail e-commerce revenues have grown to approximately $118 million during the year ended December 31, 2013 and we believe that we have become one of the largest e-commerce retailers of decorated party goods and costumes. In 2013, we expanded our retail platform, using the PartyCity.com website, to include a platform for business to business opportunities. Business consumers such as hotel and restaurant chains are capable of purchasing decorations and other party goods directly from us as wholesale customers. We are targeting future e-commerce growth by enhancing our merchandising approach online, as well as launching country specific e-commerce sites, building off the 2013 acquisition of Party Delights Ltd. (“Party

Delights”). We anticipate broadening the products and services available to our customers through our retail e-commerce channel. For example, although customers can currently access PartyCity.com through their mobile devices, we are launching a mobile application that will ensure a seamless experience between online, mobile and physical interactions and will include functionality to assist customers in coordinating their shopping experience as they plan theme parties. In addition to our retail e-commerce platform, we have developed a wholesale e-commerce platform that provides our party goods and other wholesale customers the opportunity to purchase our products through our amscan.com website, as well as our other international sites. Wholesale e-commerce orders, which are included in our 2013 wholesale sales, totaled approximately $13 million during 2013 or approximately 29% higher than 2012.

Increase International Presence. Through acquisitions and organic growth, we have increased sales to international customers to represent approximately 14.4% of our total revenues in 2013. The market for party goods outside the United States is less mature due to lower consumer awareness of party products and less developed retail distribution channels. We believe this represents an opportunity as we customize our products to different cultural norms as well as engage in a “party education process” to grow demand for party goods in international markets.

Pursue Accretive Acquisitions. Over the past 15 years, we have successfully integrated numerous acquisitions, such as Christy’s Group (“Christy’s” or “Christy’s Group”), and Party Delights, strengthening our manufacturing, distribution and retail platforms. We have also acquired, and will continue to acquire, our franchised stores and independent party good retailers as such opportunities emerge. We believe our significant experience in identifying attractive acquisition targets, proven integration process and global infrastructure create a strong platform for future acquisitions.

During October 2014, we acquired U.S. Balloon Manufacturing Co., Inc. (“U.S. Balloon”), a distributor of metallic balloons. We expect that the acquisition will allow us to capture the full manufacturing-to-retail margin on balloons that we manufacture and sell at company-owned Party City stores.

Industry Overview

We operate in the broadly defined $10 billion retail party goods industry (including decorative paper and plastic tableware, decorations, accessories and balloons), which is supported by a range of suppliers from commodity paper goods producers to party goods specialty retailers. Sales of party goods are fueled by everyday events such as birthdays, baby showers, weddings and anniversaries, as well as seasonal events such as holidays and other special occasions (Halloween, Christmas, New Year’s Eve, graduations, Easter, Super Bowl, Fourth of July). As a result of numerous and diverse occasions, the U.S. party goods market enjoys broad demographic appeal. Additionally, we operate in the $7 billion Halloween market, a portion of which overlaps with the $10 billion retail party goods industry. The Halloween market includes costumes, candy and makeup.

The retail landscape is comprised primarily of party superstores, mass merchants, craft stores, grocery retailers, and dollar stores. The party superstore has emerged as a preferred destination for party goods shoppers, similar to the dominance of specialty retailers in other categories such as home improvement, pet products and sporting goods. This is typically due to the superstore chain’s ability to offer a wider variety of merchandise at more compelling prices in a convenient setting as well as the knowledgeable staff often found at superstores. Other retailers that cater to the party goods market typically offer a limited assortment of party supplies and seasonal items. Mass merchants tend to focus primarily on juvenile and seasonal goods, greeting cards and gift wrap; craft stores on decorations and seasonal merchandise; and dollar stores on general and seasonal party goods items.

The consumable nature and low per-item prices in the party goods market have historically driven demand among consumers seeking to enhance the quality of their gatherings and celebrations. Party goods are an economical means by which to make events and occasions more festive and, as a result, have continued to sell well during economic downturns. Manufacturers and retailers continue to create and market party goods and gifts that celebrate a greater number of holidays and occasions. Additionally, the number and types of products offered for each occasion continues to expand, encouraging add-on and impulse purchases by consumers.

The Transactions

On July 27, 2012, Merger Sub, a wholly-owned subsidiary of PC Intermediate Holdings, Inc. (“Holdings”), which is our wholly-owned subsidiary, merged into Party City Holdings Inc. (“PCHI”), with PCHI being the surviving entity. Immediately after the Acquisition, 100% of our common stock was owned by funds affiliated with Thomas H. Lee Partners, L.P. (“THL”), who held approximately 70% ownership, funds affiliated with Advent International Corporation (“Advent” and, together with THL, the “Sponsors”), who held approximately 24% ownership, and other minority investors, including management, who held approximately 6% ownership. To consummate the Acquisition, our subsidiary, PCHI, entered into new debt financing consisting of (i) $1,525 million of senior secured credit facilities (the “Senior Credit Facilities”) consisting of: (a) a $400 million revolving credit facility (the “ABL Facility”), which had $115 million drawn at the closing of the Acquisition and (b) a $1,125 million term loan credit facility (the “Term Loan Facility”), and (ii) $700 million of 8.875% senior notes (the “senior notes”).

We refer to the Acquisition and the related transactions, including the issuance and sale of the senior notes and the borrowings under the Senior Credit Facilities, as the “Transactions.”

Risks That We Face

Our business is subject to a number of risks of which you should be aware before making an investment decision. The risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we operate in a competitive industry, and our failure to compete effectively could cause us to lose our market share, revenues and growth prospects;

•	our business may be adversely affected by fluctuations in commodity prices;

•	our failure to appropriately respond to changing merchandise trends and consumer preferences could significantly harm our customer relationships and financial performance;

•	we may not be able to successfully implement our store growth strategy;

•	a decrease in our Halloween sales could have a material adverse effect on our operating results for the year;

•	our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position; and

•	investment funds affiliated with the Sponsors will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

The Sponsors

THL is one of the world’s oldest and most experienced private equity firms. THL invests in growth-oriented companies across three broad sectors: Business & Financial Services, Consumer & Healthcare and Media & Information Services. THL’s investment and operating professionals partner with portfolio company management teams to identify and implement business model improvements that accelerate sustainable revenue and profit growth. The firm focuses on global businesses headquartered primarily in North America. Since the firm’s founding in 1974, THL has raised approximately $20 billion of equity capital and invested in more than 100 portfolio companies with an aggregate value of more than $150 billion. The firm’s two most recent private equity funds comprise more than $14 billion of aggregate committed capital.

Founded in 1984, Advent is one of the largest and most experienced global private equity investors. Since inception, the firm has invested in more than 290 companies in 39 countries, and today has $34 billion in assets under management. With offices on four continents, Advent has established a globally integrated team of over 180 investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments across five core sectors, including business and financial services; healthcare; industrial; retail, consumer and leisure; and technology, media and telecoms.

Affiliates of THL, together with affiliates of Advent, own approximately 93% of our common stock, with affiliates of THL owning approximately 69% of our common stock. Upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, the Sponsors will continue to beneficially own approximately     % of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”) on which we have applied for our shares to be listed. See “Risk Factors—Risks Related to this Offering.”

Corporate Information

Party City Holdco Inc. is a Delaware corporation. Our executive offices are located at 80 Grasslands Road, Elmsford, New York 10523 and our telephone number at that location is (914) 345-2020. Our website address is http://www.PartyCity.com. The information on our website is not a part of this prospectus, and you should not rely on it in connection with your decision whether or not to participate in this offering.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered to underwriters	The selling stockholders have granted the underwriters an option to purchase up to additional shares.

Use of proceeds	Assuming an initial public offering price of $ , which is the midpoint of the range listed on the cover page of this prospectus, we estimate that the net proceeds to us from this offering will be approximately $ million. We intend to use the net proceeds from this offering to repay indebtedness and for working capital and other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the shares sold by the selling stockholders if the underwriters’ option to purchase additional shares is exercised.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 14 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.

Proposed NYSE symbol	PRTY

The number of shares of our common stock to be outstanding after this offering is based on 33,582.33 shares of common stock outstanding as of September 30, 2014 and excludes:

•	2,418 shares of common stock issuable upon the exercise of stock options issued under our 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) with a weighted average exercise price of $14,916 per share;

•	1,215.6 additional shares of common stock reserved for future issuance under the 2012 Plan; and

•	additional shares of common stock reserved for future issuance under the 2012 Plan, as amended, which amendment shall take effect prior to the consummation of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	a -for-one stock split on our common stock effected as a stock dividend on , 2014;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws (“bylaws”), to be effective upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from certain selling stockholders in this offering.

SUMMARY FINANCIAL DATA

The following table sets forth summary historical consolidated financial data for the periods ended and at the dates indicated below. Our summary historical consolidated financial data as of December 31, 2012 (Successor) and December 31, 2013 (Successor) and for the period from July 28, 2012 to December 31, 2012 (Successor), the period from January 1, 2012 to July 27, 2012 (Predecessor) and the years ended December 31, 2011 (Predecessor) and December 31, 2013 (Successor) presented in this table has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. Our summary historical consolidated financial data as of and for the nine months ended September 30, 2014 (Successor) and September 30, 2013 (Successor) presented in this table has been derived from our historical unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto contained elsewhere in this prospectus.

	Fiscal Year Ended December 31, 2011 (1)	Period from January 1 to July 27, 2012	Period from July 28 to December 31, 2012	Fiscal Year Ended December 31, 2013 (2)	Nine Months Ended September 30, 2013 (2)	Nine Months Ended September 30, 2014

	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(dollars in thousands, except per common share data)
Income Statement Data:
Revenues:
Net sales	$1,852,869	$930,903	$964,330	$2,026,272	$1,323,216	$1,455,073
Royalties and franchise fees	19,106	9,281	9,312	18,841	11,961	12,149

Total revenues	1,871,975	940,184	973,642	2,045,113	1,335,177	1,467,222
Expenses:
Cost of sales (3)	1,118,973	574,048	636,410	1,259,188	877,258	933,424
Wholesale selling expenses	57,905	31,568	28,096	68,102	51,091	54,870
Retail operating expenses	325,332	166,047	172,168	369,996	245,252	261,524
Franchise expenses	13,685	6,579	6,128	13,320	9,872	10,333
General and administrative expenses (4)	138,074	101,502	65,890	146,094	107,718	107,587
Art and development costs	16,636	10,824	8,201	19,311	14,480	14,495
Impairment of trade name (5)	—	—	—	7,500	—	—

Income from operations	201,370	49,616	56,749	161,602	29,506	84,989
Interest expense, net	77,743	41,970	62,062	143,406	103,561	117,103
Other expense, net (6)	1,476	22,245	26,157	18,478	15,991	4,435

Income (loss) before income taxes	122,151	(14,599)	(31,470)	(282)	(90,046)	(36,549)
Income tax expense (benefit)	45,741	403	(1,322)	(4,525)	(38,546)	(13,683)

Net income (loss)	76,410	(15,002)	(30,148)	4,243	(51,500)	(22,866)
Less: net income attributable to noncontrolling interests	135	96	60	224	224	0

Net income (loss) attributable to Party City Holdco Inc.	$76,275	$(15,098)	$(30,208)	$4,019	$(51,724)	$(22,866)

Per Share Data:
Net income (loss) per share
Basic
Diluted
Pro forma basic
Pro forma diluted
Weighted Average
Outstanding basic
Diluted
Pro forma outstanding basic
Pro forma diluted

Statement of Cash Flow Data
Net cash provided by (used in)
Operating activities (7)	$161,264	$(18,126)	$(35,508)	$135,818	$(63,336)	$(112,761)
Investing activities (7)	(138,909)	(31,824)	(1,578,553)	(112,522)	(90,572)	(54,145)
Financing activities (7)	(19,784)	33,318	1,629,331	(18,373)	162,871	170,921

Cash dividend per common share	—	—	—	10,087	—	—

	Fiscal Year Ended December 31, 2011 (1)	Period from January 1 to July 27, 2012	Period from July 28 to December 31, 2012	Fiscal Year Ended December 31, 2013 (2)	Nine Months Ended September 30, 2013 (2)	Nine Months Ended September 30, 2014

	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(dollars in thousands)
Other Financial Data:
Adjusted EBITDA (8)	$275,466	$116,982	$175,329	$320,775	$145,906	$171,089
Adjusted EBITDA margin (8)	14.7%	12.4%	18.0%	15.7%	10.9%	11.7%
Adjusted net income (8)	$88,260	$22,883	$50,920	$68,393	$(2,566)	$2,786
Number of company-owned Party City stores (9)	487	—	600	674	665	687
Capital expenditures	$44,483	$28,864	$16,376	$61,241	$42,143	$52,944
Party City brand comp sales (10)	9.5%			2.9%	1.9%	4.7%
Share of shelf (11)	60.5%	64.7%	63.7%	67.5%	67.1%	68.5%

Balance Sheet Data (at end of period):
Cash and cash equivalents	$22,053	$—	$20,899	$25,645	$29,890	$29,095
Working capital (12)	226,277	—	387,858	396,027	337,827	388,659
Total assets	1,750,338	—	3,283,319	3,327,534	3,479,035	3,534,708
Total debt (13)	982,258	—	1,851,517	2,184,486	2,365,768	2,358,630
Redeemable common securities	36,939	—	22,205	23,555	15,497	34,312
Total equity (13)	326,091	—	787,450	456,757	406,286	417,309

(1)	The acquisitions of Riethmüller and Party City Canada are included in the financial statements from their acquisition dates (January 30, 2011 and July 29, 2011, respectively).
(2)	The acquisitions of Party Delights and iParty are included in the financial statements from their acquisition dates (March 13, 2013 and May 9, 2013, respectively).
(3)	As a result of the Acquisition, the Company applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased the Company’s cost of sales during 2013, the period from July 28, 2012 to December 31, 2012, the nine months ended September 30, 2014 and the nine months ended September 30, 2013 by $25.2 million, $58.6 million, $3.4 million and $22.0 million, respectively, as the related inventory was sold.
(4)	In conjunction with the Transactions, the Company recorded $8.4 million of transaction costs in general and administrative expenses during the period from January 1, 2012 to July 27, 2012. Additionally, the Transactions accelerated the vesting of certain of the Company’s stock options and during the period from January 1, 2012 to July 27, 2012 the Company recorded $2.1 million of expense in general and administrative expenses. Further, due to the vesting of such stock options, the Company made payments in lieu of dividends to the holders of such options and during the period from January 1, 2012 to July 27, 2012, the Company recorded a $16.1 million charge in general and administrative expenses.
(5)	In conjunction with the Transactions, the Company applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including the Company’s Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that the Company expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, the Company made a strategic decision to open fewer temporary Halloween City stores and the Company expects to take a similar approach in 2014. As a result of a change in store performance and the Company’s decision to open fewer Halloween City stores than assumed in 2012, during 2013 the Company lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge.
(6)	During February 2014, the Company amended the Term Loan Facility. In conjunction with the refinancing, the Company wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, the Company wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. Also, in conjunction with the refinancing, the Company expensed $1.4 million of banker and legal fees. During February 2013, the Company amended the Term Loan Facility. In conjunction with that amendment, the Company wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, the Company wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Also, in conjunction with that amendment, the Company expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees. In conjunction with the Transactions, the Company recorded $19.7 million of transaction costs in other expense, net during the period from January 1, 2012 to July 27, 2012 and $24.6 million of transaction costs during the period from July 28, 2012 to December 31, 2012. Additionally, the period from January 1, 2012 to July 27, 2012 included $2.5 million in costs as a result of the termination of an initial public offering.
(7)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a discussion of 2013 cash flows and cash flows for the nine months ended September 30, 2014.
(8)	We present adjusted EBITDA and adjusted net income as supplemental measures of our operating performance. We define EBITDA as net income (loss) before interest expense, net, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. Adjusted net income represents our net income (loss), adjusted for intangible asset amortization, non-cash purchase accounting adjustments, amortization of deferred financing costs and original issue discount, the Sponsors management fee, refinancing charges, equity-based compensation, payments in lieu of dividend, impairment charges and costs associated with the Transactions. We present adjusted EBITDA and adjusted net income as supplemental measures of our performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating adjusted EBITDA and adjusted net income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present adjusted EBITDA and adjusted net income because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use adjusted EBITDA: (i) as a factor in determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because the credit facility uses adjusted EBITDA to measure compliance with certain covenants. While we have historically not used adjusted net income for internal management reporting and valuation purposes, we believe adjusted net income is a helpful benchmark to evaluate our operating performance.

We also include information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors.

Adjusted EBITDA, adjusted net income and adjusted EBITDA margin have limitations as analytical tools. Some of these limitations are:

•	adjusted EBITDA, adjusted net income and adjusted EBITDA margin do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	adjusted EBITDA and adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA and adjusted net income do not reflect any cash requirements for such replacements;

•	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•	adjusted EBITDA and adjusted net income do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate adjusted EBITDA and adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted EBITDA, adjusted net income and adjusted EBITDA margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA, adjusted net income and adjusted EBITDA margin only on a supplemental basis. The reconciliations from net income (loss) to each of adjusted EBITDA and adjusted net income for the periods presented is as follows:

	Fiscal Year Ended December 31, 2011		Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Fiscal Year Ended December 31, 2013		Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
	(Predecessor)		(Predecessor)		(Successor)		(Successor)		(Successor)	(Successor)
	(dollars in thousands)
Net income (loss)	$76,410		$(15,002)		$(30,148)		$4,243		$(51,500)	$(22,866)
Interest expense, net	77,743		41,970		62,062		143,406		103,561	117,103
Income taxes	45,741		403		(1,322)		(4,525)		(38,546)	(13,683)
Depreciation and amortization	59,631		33,915		49,837		94,624		70,960	60,995

EBITDA	259,525		61,286		80,429		237,748		84,475	141,549
Equity based compensation	1,397		3,375		—		2,137		1,741	1,187
Non-cash purchase accounting adjustments	—		—		58,626	(a)	25,229	(a)	21,979	3,356
Management fee	1,248	(b)	713	(b)	1,292	(b)	3,000	(b)	2,250	2,517
Impairment charges	87		—		—		7,822	(c)	—	—
Restructuring, retention and severance	2,513		355		784		4,673		2,840	2,559
Payment in lieu of dividend	617	(d)	16,533	(d)	—		—		—	—
Refinancing charges	—		—		—		12,295	(e)	12,295	4,396
Deferred rent	7,467		3,344		6,335		17,055		11,706	11,676
Business interruption	—		—		2,000		500		1,000	(2,476)
Transaction costs	—		28,582	(f)	24,564	(f)	—		—	—
Corporate development expenses	2,471		2,395		351		4,828		4,606	401
Foreign currency (gains) losses	(280)		148		532		1,581		(269)	1,388
Store closing costs	664		305		169		1,498		913	1,273
Other	(243)		(54)		247		2,409		2,370	3,263

Adjusted EBITDA	$275,466		$116,982		$175,329		$320,775		$145,906	$171,089

	Fiscal Year Ended December 31, 2011		Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Fiscal Year Ended December 31, 2013		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2014
	(Predecessor)		(Predecessor)		(Successor)		(Successor)		(Successor)		(Successor)
	(dollars in thousands)
Income (loss) before income taxes	$122,151		$(14,599)		$(31,470)		$(282)		$(90,046)		$(36,549)
Intangible asset amortization	11,116	(g)	5,542	(g)	14,160	(g)	26,997	(g)	20,477	(g)	16,745	(g)
Non-cash purchase accounting adjustments	—		—		71,755	(a)	39,414	(a)	33,793	(a)	7,282	(a)
Amortization of deferred financing costs and original issuance discount	4,500	(h)	2,592	(h)	4,605	(h)	20,211	(h)(e)	16,886	(e)(h)	12,437	(e)(h)
Management fee	1,248	(b)	713	(b)	1,292	(b)	3,000	(b)	2,250	(b)	2,517	(b)
Refinancing charges	—		—		—		4,068	(e)	4,068	(e)	1,407	(e)
Equity based compensation	1,397		3,375		—		2,137		1,741		1,187
Payment in lieu of dividend	617	(d)	16,533	(d)	—		—		—		—
Impairment charges	87		—		—		7,822	(c)	—		—
Transaction costs	—		28,582	(f)	24,564	(f)	—		—		—

Adjusted income (loss) before income taxes	141,116		42,738		84,906		103,367		(10,831)		5,026
Adjusted income tax expense (benefit)	52,856	(i)	19,855	(i)	33,986	(i)	34,974	(i)	(8,265	)(i)	2,240	(i)

Adjusted net income (loss)	$88,260		$22,883		$50,920		$68,393		$(2,566)		$2,786

(a)	As a result of the Acquisition, the Company applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased the Company’s cost of sales during 2013, the period from July 28, 2012 to December 31, 2012 and the nine months ended September 30, 2014 and September 30, 2013 by $25.2 million, $58.6 million, $3.4 million and $22.0 million, respectively, as the related inventory was sold. Further, during the application of the acquisition method of accounting, the Company increased the value of certain property, plant and equipment. The impact of such adjustments on depreciation expense increased the Company’s expenses during 2013, the period from July 28, 2012 to December 31, 2012, and the nine months ended September 30, 2014 and September 30, 2013 by $14.2 million, $13.1 million, $3.9 million and $11.8 million, respectively. These property, plant and equipment depreciation amounts are included in “Non-cash purchase accounting adjustments” for purposes of calculating “adjusted net income,” but are excluded from “Non-cash purchase accounting adjustments” for purposes of calculating adjusted EBITDA since they are included in depreciation expense.
(b)	Represents management fees paid to the Sponsors. The management agreement will terminate upon consummation of this offering. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(c)	In conjunction with the Transactions, the Company applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including the Company’s Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that the Company expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, the Company made a strategic decision to open fewer temporary Halloween City stores and the Company expects to take a similar approach in 2014. As a result of a change in store performance and the Company’s decision to open fewer Halloween City stores than assumed in 2012, during 2013 the Company lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge.
(d)	In December 2010, a one-time cash dividend was declared. In addition, holders of unvested options at the declaration date would receive a distribution when the options vested. At the time of the Transactions on July 27, 2012, certain outstanding stock options became fully vested and distributions were made in the amount of $16.1 million. Further, prior to the Transactions, during 2012 certain outstanding stock options became fully vested and the Company made distributions in the amount of $0.4 million. The Company recorded charges equal to such amounts in general and administrative expenses during the period from January 1, 2012 to July 27, 2012.
(e)	During February 2014, the Company amended the Term Loan Facility. In conjunction with the refinancing, the Company wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, the Company wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. These amounts are included in “Amortization of deferred financing costs and original issue discount” in this table and in the Company’s condensed consolidated statement of cash flows included elsewhere in this prospectus. Also, in conjunction with the refinancing, the Company expensed $1.4 million of banker and legal fees. During February 2013, the Company amended the Term Loan Facility. In conjunction with that amendment, the Company wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, the Company wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Both amounts are included in “Amortization of deferred financing costs and original issue discount” in this table and in the Company’s consolidated statement of cash flows included elsewhere in this prospectus. Also, in conjunction with that amendment, the Company expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees.
(f)	In conjunction with the Transactions, the Company incurred certain costs. See Note 5 to the audited consolidated financial statements which are included elsewhere in this prospectus.
(g)	Represents the amortization of intangible assets, including those assets recorded in conjunction with the application of the acquisition method of accounting due to the Transactions.
(h)	Represents the amortization of deferred financing costs and original issuance discounts related to debt offerings. Additionally, 2013 includes the write-off of deferred financing costs and net original issuance discounts in conjunction with the February 2013 Term Loan Facility amendment and the nine months ended September 30, 2014 include the write-off of deferred financing costs, net original issue discounts and unamortized call premiums in conjunction with the February 2014 Term Loan Facility amendment. See note (e) for further discussion.
(i)	Represents the income tax expense using the rate in effect after considering the adjustments.

(9)	Data as of September 30, 2014 and December 31, 2013 includes all stores that were acquired from iParty and which were converted to the Party City banner at such dates.
(10)	Party City brand comp sales include e-commerce, Canadian store sales and sales for stores converted from the FCPO, Party Packagers and iParty formats to the Party City format.
(11)	Represents the percentage of product costs included in cost of goods sold by our domestic permanent stores (including converted iParty stores starting in 2014) and domestic e-commerce operations which relate to products supplied by our wholesale operations.

(12)	Loans and notes payable (included in current liabilities) decreased by $106.0 million from December 31, 2011 to December 31, 2012. Additionally, as a result of the Transactions, the Company applied the acquisition method of accounting and increased the value of its inventory as of July 28, 2012. At September 30, 2014, December 31, 2013, September 30, 2013 and December 31, 2012, $2.5 million, $5.9 million, $9.1 million and $31.1 million, respectively, of the adjustment was included in inventory.
(13)	Excludes redeemable common securities.

RISK FACTORS

Investing in our common stock involves a certain degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Certain statements in “Risk Factors” are “forward-looking statements.” See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business

We operate in a competitive industry, and our failure to compete effectively could cause us to lose our market share, revenues and growth prospects.

We compete with many other manufacturers and distributors, including smaller, independent manufacturers and distributors and divisions or subsidiaries of larger companies with greater financial and other resources than we have. Some of our competitors control licenses for widely recognized images and have broader access to mass market retailers that could provide them with a competitive advantage.

The party goods retail industry is large and highly fragmented. Our retail stores compete with a variety of smaller and larger retailers, including specialty retailers, warehouse/merchandise clubs, drug stores, supermarkets, dollar stores, mass merchants, and catalogue and online merchants. Our stores compete, among other ways, on the basis of location and store layout, product mix and availability, customer convenience and price. We may not be able to continue to compete successfully against existing or future competitors in the retail space. Expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could materially adversely affect our business, results of operations, cash flows and financial performance.

We must remain competitive in the areas of quality, price, breadth of selection, customer service and convenience. Competing effectively may require us to reduce our prices or increase our costs, which could lower our margins and adversely affect our revenues and growth prospects.

Our business may be adversely affected by fluctuations in commodity prices.

The costs of our key raw materials (paper, petroleum-based resin and cotton) fluctuate. In general, we absorb movements in raw material costs that we consider temporary or insignificant. However, cost increases that are considered other than temporary may require us to increase our prices to maintain our margins. Raw material prices may increase in the future and we may not be able to pass on these increases to our customers. A significant increase in the price of raw materials that we cannot pass on to customers could have a material adverse effect on our results of operations and financial performance. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our and our suppliers’ abilities to manufacture the products necessary to maintain our existing customer relationships.

Our business may be adversely impacted by helium shortages.

Although not used in the actual manufacture of our products, helium gas is currently used to inflate the majority of our metallic balloons. We rely upon the exploration and refining of natural gas to ensure adequate supplies of helium as helium is a by-product of the natural gas production process.

During the middle of 2012, helium supplies tightened due to the following factors: (i) new natural gas plants took longer than expected to come on-line, (ii) certain natural gas plants experienced longer than anticipated downtime for maintenance, (iii) helium demand increased due to new technologies and (iv) natural gas production declined due to warmer than usual winters. As a result, our full-year 2012 domestic metallic balloon sales were $2.6 million lower than 2011 and our full-year 2013 domestic metallic balloon sales were $0.5 million lower than 2012 as balloon distributors and retailers rationalized inventory levels in light of the shortage.

We believe that the shortage is temporary as new natural gas plants came on-line during the second half of 2013, other plants are expected to come online in the near term, and many helium users are implementing conservation programs. However, should the shortage continue, it could have a material impact on our results.

During the first nine months of 2014, net sales of metallic balloons to domestic distributors and others were $9.2 million higher than the corresponding period of 2013 primarily due to an approximate $7 million increase related to new licenses and the impact of improving helium supplies.

Our failure to appropriately respond to changing merchandise trends and consumer preferences could significantly harm our customer relationships and financial performance.

As a manufacturer, distributor and retailer of consumer goods, our products must appeal to a broad range of consumers whose preferences are constantly changing. We also sell certain licensed products, with images such as cartoon or motion picture characters, which are in great demand for short time periods, making it difficult to project our inventory needs for these products. In addition, we may not be able to obtain the licenses for certain popular characters and could lose market share to competitors who are able to obtain those licenses. Additionally, if consumers’ demand for single-use, disposable party goods were to diminish in favor of reusable products for environmental or other reasons, our sales could decline.

The success of our business depends upon many factors, such as our ability to accurately predict the market for our products and our customers’ purchasing habits, to identify product and merchandise trends, to innovate and develop new products, to manufacture and deliver our products in sufficient volumes and in a timely manner and to differentiate our product offerings from those of our competitors. We may not be able to continue to offer assortments of products that appeal to our customers or respond appropriately to consumer demands. We could misinterpret or fail to identify trends on a timely basis. Our failure to anticipate, identify or react appropriately to changes in consumer tastes could, among other things, lead to excess inventories and significant markdowns or a shortage of products and lost sales. Our failure to do so could harm our customer relationships and financial performance.

We may not be able to successfully implement our store growth strategy.

If we are unable to increase the number of retail stores we operate and increase the productivity and profitability of existing retail stores, our ability to increase sales, profitability and cash flow could be impaired. To the extent we are unable to open new stores as we planned, our sales growth would come primarily from increases in comparable store sales. We may not be able to increase our comparable store sales, improve our margins or reduce costs as a percentage of sales. Growth in profitability in that case would depend significantly on our ability to increase margins or reduce costs as a percentage of sales. Further, as we implement new initiatives to reduce the cost of operating our stores, sales and profitability may be negatively impacted.

Our ability to successfully open and operate new stores depends on many factors including, among others, our ability to:

•	identify suitable store locations, including temporary lease space for our Halloween City locations, the availability of which is largely outside of our control;

•	negotiate and secure acceptable lease terms, desired tenant allowances and assurances from operators and developers that they can complete the project, which depend in part on the financial resources of the operators and developers;

•	obtain or maintain adequate capital resources on acceptable terms, including the availability of cash for rent outlays under new leases;

•	manufacture and source sufficient levels of inventory at acceptable costs;

•	hire, train and retain an expanded workforce of store managers and other personnel;

•	successfully integrate new stores into our existing control structure and operations, including information system integration;

•	maintain adequate manufacturing and distribution facilities, information system and other operational system capabilities;

•	identify and satisfy the merchandise and other preferences of our customers in new geographic areas and markets;

•	gain brand recognition and acceptance in new markets; and

•	address competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets, including geographic restrictions on the opening of new stores based on certain agreements with our franchisees and other business partners.

In addition, as the number of our stores increases along with our online sales, we may face risks associated with market saturation of our product offerings. To the extent our new store openings are in markets where we have existing stores, we may experience reduced net sales in existing stores in those markets. Finally, there can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores. Our failure to effectively address challenges such as these could adversely affect our ability to successfully open and operate new stores in a timely and cost-effective manner, and could have a material adverse effect on our business, results of operations and financial condition.

A decrease in our Halloween sales could have a material adverse effect on our operating results for the year.

Our retail business, including our Party City stores, online sales from our e-commerce website and our temporary Halloween City locations, realizes a significant portion of its revenues, net income and cash flow in September and October, principally due to our Halloween sales. For example, in 2013 our Halloween business represented approximately 25% of our total domestic retail sales. We believe this general pattern will continue in the future. An economic downturn, or adverse weather, during this period could adversely affect us to a greater extent than at other times of the year. Any unanticipated decrease in demand for our products during the Halloween season could require us to maintain excess inventory or sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image. In addition, our sales during the Halloween season could be affected if we are not able to find sufficient and adequate lease space for our temporary Halloween City locations or if we are unable to hire temporary personnel to adequately staff these stores and our distribution facility during the Halloween season. Failure to have proper lease space and adequate personnel could hurt our business, financial condition and results of operations.

Disruption to the transportation system or increases in transportation costs may negatively affect our operating results.

We rely upon various means of transportation, including shipments by air, sea, rail and truck, to deliver products to our distribution centers from vendors and manufacturers and from other distribution centers to our stores, as well as for direct shipments from vendors to stores. Independent third parties with whom we conduct business may employ personnel represented by labor unions. Labor stoppages, shortages or capacity constraints in the transportation industry, disruptions to the national and international transportation infrastructure, fuel shortages or transportation cost increases could adversely affect our business, results of operations, cash flows and financial performance.

Product recalls and/or product liability may adversely impact our business, merchandise offerings, reputation, results of operations, cash flow and financial performance.

We may be subject to product recalls if any of the products that we manufacture or sell are believed to cause injury or illness. In addition, as a retailer of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture. Indemnification provisions that we may enter into are typically limited by their terms and depend on the creditworthiness of the indemnifying party and its insurer and the absence of significant defenses. We may be unable to obtain full recovery from the insurer or any indemnifying third party in respect of any claims against us in connection with products manufactured by such third party. In addition, if our vendors fail to manufacture or import merchandise that adheres to our quality control standards or standards established by applicable law, our reputation and brands could be damaged, potentially leading to an increase in customer litigation against us. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales, especially if a recall occurs near or during a peak seasonal period. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us.

Our business is sensitive to consumer spending and general economic conditions, and an economic slowdown could adversely affect our financial performance.

In general, our retail sales, and the retail sales of our business partners to whom we sell, represent discretionary spending by our customers and our business partners’ customers. Discretionary spending is affected by many factors, such as general business conditions, interest rates, availability of consumer credit, unemployment levels, taxation, weather and consumer confidence in future economic conditions. Our customers’ and our business partners’ customers’ purchases of discretionary items, including our products, often decline during periods when disposable income is lower or during periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues and profitability will decline. In addition, economic downturns may make it difficult for us to accurately forecast future demand trends, which could cause us to purchase excess inventories, resulting in increases in our inventory carrying cost, or insufficient inventories, resulting in our inability to satisfy our customer demand and potential loss of market share.

Our business may be adversely affected by the loss or actions of our third-party vendors.

Our ability to find new qualified vendors who meet our standards and supply products in a timely and efficient manner can be a significant challenge, especially for goods sourced from outside the United States. Many of our vendors currently provide us with incentives such as volume purchasing allowances and trade discounts. If our vendors were to reduce or discontinue these incentives, costs would increase. Should we be unable to pass cost increases to consumers, our profitability would be reduced.

Because we rely heavily on our own manufacturing operations, disruptions at our manufacturing facilities could adversely affect our business, results of operations, cash flows and financial performance.

In 2013, we manufactured items representing approximately 32% of our net sales at wholesale (including sales to our retail operations). Any significant disruption in our manufacturing facilities, in the United States or abroad, for any reason, including regulatory requirements, the loss of certifications, power interruptions, fires, hurricanes, war or other force of nature, could disrupt our supply of products, adversely affecting our business, results of operations, cash flows and financial performance. The occurrence of one or more natural disasters, or other disruptive geo-political events, could also result in increases in fuel (or other energy) prices or a fuel shortage, the temporary or permanent closure of one or more of manufacturing or distribution centers, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas or delays in the delivery of goods to our distribution centers or stores or to third parties who purchase from us. If one or more of these events occurred, our revenues and profitability would be reduced.

Our business and results of operations may be harmed if our suppliers or third-party manufacturers fail to follow acceptable labor practices or to comply with other applicable laws and guidelines.

Many of the products sold in our stores and on our website are manufactured outside of the United States, which may increase the risk that the labor, manufacturing safety and other practices followed by the manufacturers of these products may differ from those generally accepted in the United States as well as those with which we are required to comply under many of our image or character licenses. Although we require each of our vendors to sign a purchase order and vendor agreement that requires adherence to accepted labor practices and compliance with labor, manufacturing safety and other laws and we test merchandise for product safety standards, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell to our customers. The violation of labor, manufacturing safety or other laws by any of our vendors or manufacturers, or the divergence of the labor practices followed by any of our vendors or manufacturers from those generally accepted in the United States could interrupt or otherwise disrupt the shipment of finished products to us, damage our brand image, subject us to boycotts by our customers or activist groups or cause some of our licensors of popular images to terminate their licenses to us. Our future operations and performance will be subject to these factors, which are beyond our control and could materially hurt our business, financial condition and results of operations or require us to modify our current business practices or incur increased costs.

Our international operations subject us to additional risks, which risks and costs may differ in each country in which we do business and may cause our profitability to decline.

We conduct our business in a number of foreign countries, including contracting with manufacturers and suppliers located outside of the United States, many of which are located in Asia. We recently expanded our international operations through the acquisitions of the Christy’s Group, a U.K. based costume company, in September 2010, Riethmüller, a German distributor of party goods, in January 2011, Party City Canada, a Canadian retailer of party goods and outdoor toys, in July 2011 and Party Delights, a U.K. based e-commerce retailer, in March 2013, and we plan to continue to expand our international operations through acquisitions, investments in joint ventures and organic expansion. Our operations and financial condition may be adversely affected if the markets in which we compete or source our products are affected by changes in political, economic or other factors. These factors, over which we have no control, may include:

•	recessionary or expansive trends in international markets;

•	changes in foreign currency exchange rates, principally fluctuations in the Euro, British pound sterling, Mexican peso, Canadian dollar, Australian dollar, Malaysian ringgit and Chinese renminbi;

•	hyperinflation or deflation in the foreign countries in which we operate;

•	work stoppages or other employee rights issues;

•	the imposition of restrictions on currency conversion or the transfer of funds;

•	transportation delays and interruptions;

•	increases in the taxes we pay and other changes in applicable tax laws;

•	difficulty enforcing our intellectual property and competition against counterfeit goods;

•	legal and regulatory changes and the burdens and costs of our compliance with a variety of laws, including trade restrictions and tariffs; and

•	political and economic instability.

We may face risks associated with litigation and claims.

From time to time, we are involved in class actions and other lawsuits, claims and other proceedings relating to the conduct of our business, including but not limited to employee-related and consumer matters. Additionally, as a retailer and manufacturer of decorated party goods, we have been and may continue to be subject to product liability claims if the use of our products, whether manufactured by us or third party manufacturers, is alleged to have resulted in injury or if our products include inadequate instructions or warnings. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While it is not feasible to predict the outcome of pending lawsuits and claims, we do not believe that any such matters are material or that the disposition thereof is likely to have a material adverse effect on our business, financial condition and results of operations, although the resolution in any reporting period of any matter could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital to fund our business, which may not be available to us on satisfactory terms or at all.

We currently rely on cash generated by operations and borrowings available under the credit facilities to meet our working capital needs. However, if we are unable to generate sufficient cash from operations or if borrowings available under the credit facilities are insufficient, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital or restructuring, which alternatives may not be available to us on satisfactory terms or at all. Any of the foregoing could have a material adverse effect on our business.

Our success depends on key personnel whom we may not be able to retain or hire.

The success of our business depends, to a large extent, on the continued service of our senior management team. Gerald C. Rittenberg, our Executive Chairman, and James M. Harrison, our Chief Executive Officer and President, have been with the Company for approximately 24 and 18 years, respectively. The loss of the services and leadership of either of these individuals could have a negative impact on our business, as we may not be able to find management personnel with similar experience and industry knowledge to replace either of them on a timely basis. We do not maintain key life insurance on any of our senior officers.

As our business expands, we believe that our future success will depend greatly on our continued ability to attract, motivate and retain highly skilled and qualified personnel. Although we generally have been able to meet our staffing requirements in the past, our ability to meet our labor needs while controlling costs is subject to external factors, such as unemployment levels, minimum wage legislation and changing demographics. Our inability to meet our staffing requirements in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer service.

We are subject to risks associated with leasing substantial amounts of space.

We lease all of our company-owned stores, our corporate headquarters and most of our distribution facilities. Payments under our leases account for a significant portion of our operating expenses and we expect payment obligations under our leases to account for a significant portion of our future operating expenses. The majority of our store leases contain provisions for base rent and a small number of store leases contain provisions for base rent, plus percentage rent based on sales in excess of an agreed upon minimum annual sales level. Our continued growth and success depends in part on our ability to renew leases for successful stores and negotiate leases for new stores, including temporary leases for our Halloween City stores. There is no assurance that we will be able to negotiate leases at similar or favorable terms, and we may decide not to enter a market or be forced to exit a market if a favorable arrangement cannot be made. If an existing or future store is not profitable and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease, including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under the lease.

Our business could be harmed if our existing franchisees do not conduct their business in accordance with agreed upon standards.

Our success depends, in part, upon the ability of our franchisees to operate their stores and promote and develop our store concept. Although our franchise agreements include certain operating standards, all franchisees operate independently and their employees are not our employees. We provide certain training and support to our franchisees, but the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image, brand and reputation could suffer.

Our information systems, order fulfillment and distribution facilities may prove inadequate or may be disrupted.

We depend on our management information systems for many aspects of our business. We will be materially adversely affected if our management information systems are disrupted or we are unable to improve, upgrade, maintain and expand our systems. In particular, we believe our perpetual inventory, automated replenishment and stock ledger systems are necessary to properly forecast, manage and analyze our inventory levels, margins and merchandise ordering quantities. We may fail to properly optimize the effectiveness of these systems, or to adequately support and maintain the systems. Moreover, we may not be successful in developing or acquiring technology that is competitive and responsive to our customers and might lack sufficient resources to make the necessary investments in technology needs and to compete with our competitors, which could have a material adverse impact on our business, results of operations, cash flows and financial performance.

In addition, we may not be able to prevent a significant interruption in the operation of our electronic order entry and information systems, e-commerce platform or manufacturing and distribution facilities due to natural disasters, accidents, systems failures or other events. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing the expansions or upgrades, could reduce our ability to receive and process orders and provide products and services to our stores, third-party stores, and other customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand.

We may fail to adequately maintain the security of our electronic and other confidential information.

We have become increasingly centralized and dependent upon automated information technology processes. In addition, a portion of our business operations is now conducted over the Internet. We could experience operational problems with our information systems and e-commerce platform as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems could cause information, including data related to customer orders, to be lost or delayed, which could—especially if the disruption or slowdown occurred during a peak sales season—result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline.

In addition, in the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and suppliers, and we process customer payment card and check information, including via our e-commerce platform. Computer hackers may attempt to penetrate our computer system and, if successful, misappropriate personal information, payment card or check information or confidential Company business information. In addition, a Company employee, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information and may purposefully or inadvertently cause a breach involving such information. Any failure to maintain the security of our customers’ confidential information, or data belonging to us or our suppliers, could put us at a competitive disadvantage, result in deterioration in our customers’ confidence in us, subject us to potential litigation and liability, and fines and penalties, resulting in a possible material adverse impact on our business, results of operations, cash flows and financial performance.

Historically we have made a number of acquisitions, and we may make more acquisitions in the future as part of our growth strategy. Future acquisitions or investments could disrupt our ongoing business, distract management and employees, increase our expenses and adversely affect our business. In addition, we may not be able to identify suitable acquisitions.

We have made a number of recent acquisitions which have contributed to our growth. Acquisitions require significant capital resources and can divert management’s attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct predating the acquisition, that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of the acquisition, which could impair our ability to achieve anticipated cost savings and synergies. Acquisitions may also have unanticipated tax and accounting ramifications. Our failure to successfully identify and consummate acquisitions or to manage and integrate the acquisitions we make could have a material adverse effect on our business, financial condition or results of operations.

In addition, we may not be able to:

•	identify suitable acquisition candidates;

•	consummate acquisitions on acceptable terms;

•	successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business; or

•	retain an acquired company’s significant customer relationships, goodwill and key personnel or otherwise realize the intended benefits of an acquisition.

In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Our intellectual property rights may be inadequate to protect our business.

We hold a variety of United States trademarks, service marks, patents, copyrights, and registrations and applications therefor, as well as a number of foreign counterparts thereto and/or independent foreign intellectual property asset registrations. In some cases, we rely solely on unregistered common law trademark rights and unregistered copyrights under applicable United States law to distinguish and/or protect our products, services and branding from the products, services and branding of our competitors. We cannot assure you that no one will challenge our intellectual property rights in the future. In the event that our intellectual property rights are successfully challenged by a third party, we could be forced to re-brand, re-design or discontinue the sale of certain of our products or services, which could result in loss of brand recognition and/or sales and could require us to devote resources to advertising and marketing new branding or re-designing our products. Further, we cannot assure you that competitors will not infringe our intellectual property rights, or that we will have adequate resources to enforce these rights. We also permit our franchisees to use a number of our trademarks and service marks, including Party City, The Discount Party Super Store, Party America and Halloween City. Our failure to properly control our franchisees’ use of such trademarks could adversely affect our ability to enforce them against third parties. A loss of any of our material intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We license from many third parties and do not own the intellectual property rights necessary to sell products capturing many popular images, such as cartoon or motion picture characters. While none of these licenses is individually material to our aggregate business, a large portion of our business depends on the continued ability to license the intellectual property rights to these images in the aggregate. Any injury to our reputation or our inability to comply with, in many cases, stringent licensing guidelines in these agreements may adversely affect our ability to maintain these relationships. A termination of any of our significant intellectual property licenses, or any other similarly material limitation on our ability to use certain licensed material may prevent us from manufacturing and distributing certain licensed products and could cause our customers to purchase these products from our competitors. In addition, we may be unable to renew some of our significant intellectual property licenses on terms favorable to us or at all. A large aggregate loss of our right to use intellectual property under our license agreements could have a material adverse effect on our business, financial condition and results of operations.

We also face the risk of claims that we have infringed third parties’ intellectual property rights, which could be expensive and time consuming to defend, cause us to cease using certain intellectual property rights, redesign certain products or packaging or cease selling certain products or services, result in our being required to pay significant damages or require us to enter into costly royalty or licensing agreements in order to obtain the rights to use third parties’ intellectual property rights, which royalty or licensing agreements may not be available at all, any of which could have a negative impact on our operating profits and harm our future prospects.

Risks Related to Our Indebtedness

Our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

As of September 30, 2014, we had total indebtedness of $2,372.7 million (exclusive of original issue discount and call premiums) and an additional $165.3 million of borrowing capacity available under the ABL Facility (excluding $19.5 million of letters of credit outstanding as of September 30, 2014).

We also have, and will continue to have, significant lease obligations. As of December 31, 2013, our minimum aggregate rental obligation under operating leases for fiscal 2014 through 2018 totaled $537.0 million.

Our net interest expense for the nine months ended September 30, 2014 was approximately $117.1 million. As of September 30, 2014, we had outstanding approximately $1,318.9 million in aggregate principal amount (exclusive of original issue discount and call premiums) of indebtedness under the Senior Credit Facilities that bears interest at a floating rate.

Our substantial level of indebtedness will increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	expose us to the risk of increasing rates as certain of our borrowings, including under the Senior Credit Facilities, will be at variable interest rates;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; and

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

Restrictions under our existing and future indebtedness may prevent us from taking actions that we believe would be in the best interest of our business.

The agreements governing our existing indebtedness contain and the agreements governing our future indebtedness will likely contain customary restrictions on us or our subsidiaries, including covenants that, among other things and subject to certain exceptions, restrict us or our subsidiaries, as the case may be, from:

•	incurring additional indebtedness or issuing disqualified stock;

•	paying dividends or distributions on, redeeming, repurchasing or retiring our capital stock;

•	making payments on, or redeeming, repurchasing or retiring indebtedness;

•	making investments, loans, advances or acquisitions;

•	entering into sale and leaseback transactions;

•	engaging in transactions with affiliates;

•	creating liens;

•	transferring or selling assets;

•	guaranteeing indebtedness;

•	creating restrictions on the payment of dividends or other amounts to us from our subsidiaries; and

•	consolidating, merging or transferring all or substantially all of our assets and the assets of our subsidiaries.

In addition, the ABL Facility requires us to comply, under specific circumstances, including certain types of acquisitions, with a minimum fixed charge coverage ratio (as defined therein) covenant of 1.00 to 1.00. At September 30, 2014, such ratio was 1.46 to 1.00. Our ability to comply with this covenant can be affected by events beyond our control, and we may not be able to satisfy them. A breach of this covenant would be an event of default. If an event of a default occurs under the ABL Facility, the ABL Facility lenders could elect to declare all amounts outstanding under the ABL Facility to be immediately due and payable or terminate their commitments to lend additional money, which would also lead to a cross-default and cross-acceleration of amounts owing under the Term Loan Facility and would lead to an event of default under our senior notes and senior PIK toggle notes if any of the Senior Credit Facilities were accelerated. If the indebtedness under the Senior Credit Facilities or our other indebtedness were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. We have pledged a significant portion of our assets as collateral under the Senior Credit Facilities. See “Description of Certain Debt.”

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Senior Credit Facilities and the indentures governing the senior notes and senior PIK toggle notes will restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our ability to repay our debt is affected by the cash flow generated by our subsidiaries.

Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Accordingly, repayment of our indebtedness will be dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indentures governing the senior notes and the senior PIK toggle notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions.

In addition, under certain circumstances, legal restrictions may limit our ability to obtain cash from our subsidiaries. Under the Delaware General Corporation Law (the “DGCL”), our subsidiaries organized in the State of Delaware may only make dividends (i) out of their “surplus” as defined in the DGCL or (ii) if there is no such surplus, out of their net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under fraudulent transfer laws, certain of our subsidiaries may not pay dividends if the relevant entity is insolvent or is rendered insolvent thereby. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

While we believe that we and our relevant subsidiaries currently have surplus and are not insolvent, there can otherwise be no assurance that we and these subsidiaries will not become insolvent or will be permitted to make dividends in the future in compliance with these restrictions in amounts needed to service our indebtedness.

Significant interest rate changes could affect our profitability and financial performance.

Our earnings are affected by changes in interest rates as a result of our variable rate indebtedness under the ABL Facility and Term Loan Facility. The interest rate swap agreements that we use to manage the risk associated with fluctuations in interest rates may not be able to fully eliminate our exposure to these changes.

Risks Related to This Offering

An active public market for our common stock may not develop following this offering.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration, which, in turn, could materially adversely affect our business.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, we expect that our Sponsors will hold more than 50% of our common stock. If that occurs, we expect to qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, we intend to rely on exemptions from certain corporate governance requirements. As a result, we may not have a majority of independent directors and our compensation committee and nominating and corporate governance committee may not consist entirely of independent directors. Additionally, we are only required to have one independent audit committee member upon the listing of our common stock on the             , a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Investment funds affiliated with the Sponsors will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

Investment funds affiliated with the Sponsors beneficially own approximately 93% of our capital stock as of September 30, 2014. After the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares, the Sponsors will beneficially own approximately     % of our common stock. The Sponsors have significant influence over corporate transactions. So long as investment funds associated with or designated by the Sponsors continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions, regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at a price at or above the initial public offering price.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of equity research analysts;

•	changes in consumer preferences or merchandise trends;

•	announcements of new products or significant price reductions by our competitors;

•	additions or changes to key personnel;

•	the timing of releases of new merchandise or promotional events;

•	the level of customer service that we provide in our stores;

•	our ability to source and distribute products effectively;

•	weather conditions (particularly during the holiday season);

•	the number of stores we open, close or convert in any period;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	future sale of our equity securities; and

•	economic, legal and regulatory factors unrelated to our performance.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. As a result of these factors, you might be unable to resell your shares at or above the initial public offering price after this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the Securities and Exchange Commission (“SEC”). The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We do not expect to pay any cash dividends for the foreseeable future and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Following this offering, we do not anticipate that we will pay any cash dividend on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial performance, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, the ABL Facility, the Term Loan Facility and the indentures governing the senior notes and the senior PIK toggle notes contain restrictive covenants which have the effect of limiting our ability to pay cash dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares, we will have             million shares of common stock outstanding, a majority of which we expect will be held by the Sponsors. This concentration, commonly referred to as a market overhang, could depress the price at which our stock trades.

Upon expiration of lock-up agreements between the underwriters and our officers, directors, and certain other holders of our common stock, a substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

Our officers, directors and holders of substantially all of our common stock have entered into lock-up agreements with our underwriters which prohibit, subject to certain limited exceptions, the disposal or pledge of, or the hedging against, any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, subject to extension in certain circumstances. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. The market price of our common stock could decline as a result of sales by our existing stockholders in the market after this offering and after the expiration of these lock-up periods, or the perception that these sales could occur. Once a trading market develops for our common stock, and after these lock-up periods expire, many of our stockholders will have an opportunity to sell their stock for the first time. These factors could also make it difficult for us to raise additional capital by selling stock.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price of $         per share is substantially higher than the pro forma net tangible book value per share of our common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our equity incentive plans.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

We continuously seek to expand our business through strategic acquisitions, both domestically and internationally. Our recent acquisitions include the March 2013 acquisition of Party Delights, the May 2013 acquisition of iParty and the October 2014 acquisition of U.S. Balloon. See “Business—Evolution of Our Business” for a more detailed description of recent acquisitions and the growth of our business.

We will continue to selectively pursue acquisitions of businesses, technologies or services. Based on our previous experiences, integrating any newly acquired business, technology or service is an expensive and time consuming task. To finance any future acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. We may be unable to operate any newly acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer.

The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We estimate that net proceeds of the sale of the common stock that we are offering will be approximately $         million. Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. Our management might not be able to yield any return on the investment and use of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities and industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price of our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law might discourage, delay or prevent a change in control of our company.

Our amended and restated certificate of incorporation or bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	the required approval of holders of at least a majority of our outstanding shares of capital stock entitled to vote generally at an election of the directors to remove directors only for cause;

•	the required approval of holders of at least 66 2⁄3% of our outstanding shares of capital stock entitled to vote at an election of directors to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our amended and restated certificate of incorporation once the Sponsors cease to collectively own at least 50% of our outstanding common stock;

•	limitations on the ability of stockholders to call special meetings and, when the Sponsors cease to collectively own 50% of our outstanding common stock, to take action by written consent; and

•	provisions that reproduce much of the provisions that limit the ability of “interested stockholders” (other than the Sponsors and certain of their transferees) from engaging in specified business combinations with us absent prior approval of the board of directors or holders of 66 2⁄3% of our voting stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, including in this prospectus and, in particular, the sections captioned “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we make forward-looking statements that use words such as the company “believes,” “anticipates,” “expects,” “targets,” “estimates,” “intends,” “will,” “may” or “plans” and similar expressions. These forward-looking statements reflect our current expectations and are based upon data available to us at the time the statements were made. Examples of forward-looking statements include, but are not limited to, statements we make regarding (i) our target percentage for the selection of Amscan merchandise offered in Party City stores, (ii) our belief that our cash generated by operating activities, the remaining funds under the credit facilities and existing cash and cash equivalents will be sufficient to meet our liquidity needs over the next 12 months and (iii) anticipated benefits expected to be realized from recent acquisitions.

Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. These risks, as well as other risks and uncertainties, are detailed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements in this prospectus are qualified by these cautionary statements and are made only as of the date of this prospectus. Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in context with the various disclosures made by us about our business. The following risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	our ability to compete effectively in a competitive industry;

•	fluctuations in commodity prices;

•	adequacy of helium supplies;

•	our ability to appropriately respond to changing merchandise trends and consumer preferences;

•	successful implementation of our store growth strategy;

•	decreases in our Halloween sales;

•	disruption to the transportation system or increases in transportation costs;

•	product recalls or product liability;

•	economic slowdown affecting consumer spending and general economic conditions;

•	loss or actions of third party vendors and loss of the right to use licensed material;

•	disruptions at our manufacturing facilities;

•	failure by suppliers or third-party manufacturers to follow acceptable labor practices or to comply with other applicable laws and guidelines;

•	our international operations subjecting us to additional risks;

•	potential litigation and claims;

•	lack of available additional capital;

•	our inability to retain or hire key personnel;

•	risks associated with leasing substantial amounts of space;

•	failure of existing franchisees to conduct their business in accordance with agreed upon standards;

•	adequacy of our information systems, order fulfillment and distribution facilities;

•	our ability to adequately maintain the security of our electronic and other confidential information;

•	our inability to successfully identify and integrate acquisitions;

•	adequacy of our intellectual property rights;

•	risks related to our substantial indebtedness; and

•	the other factors set forth under “Risk Factors.”

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find Additional Information.”

THE TRANSACTIONS

On June 4, 2012, Party City Holdco Inc., an affiliate of THL, PCHI and Merger Sub entered into an Agreement and Plan of Merger, pursuant to which, on July 27, 2012, Merger Sub merged with and into PCHI, with PCHI being the surviving corporation and a wholly-owned subsidiary of Holdings. The aggregate consideration paid in connection with the Acquisition was approximately $2.7 billion. As a result of the consummation of the Acquisition, each outstanding share of PCHI’s common stock (together with any associated rights), other than those held by PCHI (other than treasury stock), Party City Holdco Inc., or any subsidiary of either PCHI or Party City Holdco Inc., were converted into the right to receive cash consideration. Additionally, all outstanding options to acquire capital stock of PCHI were accelerated and cancelled and, in the case of vested in-the-money options only, were converted into the right to receive a cash payment.

To consummate the Acquisition, our subsidiary, PCHI, entered into new debt financing consisting of (i) the $1,525 million Senior Credit Facilities, consisting of: (a) the $400 million ABL Facility, which had $115 million drawn at the closing of the Acquisition, and (b) the $1,125 million Term Loan Facility, and (ii) $700 million of 8.875% senior notes. Subsequent to the closing of the Acquisition, proceeds from the ABL Facility are available to provide financing for working capital and general corporate purposes. See “Description of Certain Debt” for further details on the Senior Credit Facilities and the senior notes.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares, although we will pay the expenses, other than underwriters discounts and commissions, associated with the sale of those shares.

We expect to use approximately $         million of the net proceeds from this offering received by us to repay or repurchase indebtedness, including amounts outstanding under the Senior Credit Facilities, the senior notes or the senior PIK toggle notes. We do not currently have a firm expectation as to how we will allocate the reduction of our indebtedness among these borrowing arrangements but intend to determine the allocation following the completion of this offering based on a number of factors, including amounts remaining at maturity, applicable interest rates, available pricing of repurchases, repayments or redemptions, outstanding balance and ability to reborrow.

We may also use the remaining portion of the net proceeds for working capital and other general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by $         assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the net proceeds to us to us by $         million, assuming no change in the assumed initial public offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

For additional information on our liquidity and outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We currently intend to retain all of our future earnings, if any, to finance operations, development and growth of our business, and repay debt. Most of our indebtedness contains restrictions on our activities, including paying dividends on our capital stock and restricting dividends or other payments to us. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

In August 2013, our wholly-owned subsidiaries, Nextco Holdings and Nextco Finance, issued $350.0 million of senior PIK toggle notes. Nextco Holdings distributed the proceeds, net of expenses, to us and we used this cash to pay a one-time cash dividend to holders of our common stock. The total amount of the dividend was $338.0 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale by us of shares of our common stock in the offering at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2014
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$29,095

Debt:
Revolving credit facilities (1)	$216,005
Term loan (2)	1,103,619
Mortgage obligation	312
Capital lease obligations	2,751
8.875% senior notes	700,000
8.750%/9.500% senior PIK toggle notes (3)	350,000

Total debt	2,372,687
Redeemable common stock, $0.01 par value, 1,079.51 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	34,312
Stockholders’ Equity:
Common stock, $0.01 par value, 1,000,000 shares authorized (including redeemable common stock), 32,502.82 shares issued and outstanding, actual; shares authorized, and shares issued and outstanding, as adjusted	—
Additional paid-in capital	469,049
Accumulated deficit	(49,055)
Accumulated other comprehensive loss	(2,685)

Total stockholders’ equity	417,309

Total capitalization	$2,824,308

(1)	At September 30, 2014, there were $215.3 million of outstanding borrowings under the ABL Facility, a total of $19.5 million of outstanding letters of credit and excess availability of $165.3 million after giving effect to borrowing base limitations. Additionally, at September 30, 2014, there was $0.7 million outstanding under various foreign credit facilities.
(2)	Amounts exclude the impact of a $5.8 million net call premium and a $5.4 million net original issue discount.
(3)	Amounts exclude the impact of the net original issue discount in the amount of $2.8 million.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital and stockholders’ equity by $         million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, as our cash and cash equivalents, additional paid-in capital and stockholders’ equity by $         million assuming no change in the assumed initial public offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. To the extent we raise more proceeds in this offering, we may repay additional indebtedness. To the extent we raise less proceeds in this offering, we may reduce the amount of indebtedness that will be repaid.

The table above does not include:

•	2,418 shares of common stock issuable upon the exercise of stock options issued under the 2012 Plan with a weighted average exercise price of $14,916 per share;

•	1,215.6 additional shares of common stock reserved for future issuance under the 2012 Plan; and

•	additional shares of common stock reserved for future issuance under the 2012 Plan, as amended, which amendment shall take effect upon consummation of this offering.

DILUTION

If you purchase our common stock in this offering, you will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share of our common stock represents the difference between the initial public offering price per share and the net tangible book value per share immediately after this offering. We calculate net tangible book value per share of our common stock by dividing the net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of outstanding shares of our common stock.

At September 30, 2014, the net tangible book value of our common stock was approximately $(1,825.75) million, or approximately $(54,366.48) per share of our common stock. After giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses of this offering, the as adjusted net tangible book value at September 30, 2014 attributable to common stockholders would have been approximately $         million, or approximately $         per share of our common stock. This represents a net increase in net tangible book value of approximately $         per existing share and an immediate dilution in net tangible book value of approximately $         per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Assumed initial public offering price per share			$
Net tangible book value per share as of September 30, 2014		$(54,366.48)
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share after this offering			$

Dilution in net tangible book value per share to new stockholders			$

The table below summarizes, as of September 30, 2014, the differences for (1) our existing stockholders, and (2) investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting fees and expenses.

	Shares Issued			Total Consideration			Average Price per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%			%	$
New stockholders in this offering

Total		100%			100%		$

The sale of              shares of our common stock to be sold by the selling stockholders in this offering, which assumes the exercise in full of the underwriters’ option to purchase additional shares, will reduce the number of shares of our common stock held by existing stockholders to         , or         % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to         , or         % of the total shares of our common stock outstanding.

The foregoing discussion and tables assume no exercise of stock options to purchase              shares of our common stock subject to outstanding stock options with a weighted average exercise price of $         per share as of September 30, 2014 and excludes              shares of our common stock available for future grant or issuance under our stock plans. To the extent that any options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

A $1.00 increase or decrease in the assumed initial offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) would increase or decrease our net tangible deficit as adjusted

to give effect to this offering by $         per share, assuming that the number of shares offered by us set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease our net tangible deficit as adjusted to give effect to this offering by $         per share, assuming the assumed initial offering price of $         per share (the mid point of the range listed on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	2,418 shares of common stock issuable upon the exercise of stock options issued under the 2012 Plan with a weighted average exercise price of $14,916 per share;

•	1,215.6 additional shares of common stock reserved for future issuance under the 2012 Plan; and

•	additional shares of common stock reserved for future issuance under the 2012 Plan, as amended, which amendment shall take effect prior to the consummation of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for the periods ended and at the dates indicated below. Our selected historical consolidated financial data as of December 31, 2012 (Successor) and December 31, 2013 (Successor) and for the period from July 28, 2012 to December 31, 2012 (Successor), the period from January 1, 2012 to July 27, 2012 (Predecessor) and the years ended December 31, 2011 (Predecessor) and December 31, 2013 (Successor) presented in this table has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. Our selected historical consolidated financial data as of and for the nine months ended September 30, 2014 (Successor) and September 30, 2013 (Successor) presented in this table has been derived from our historical unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our selected historical consolidated financial data for the years ended December 31, 2009 (Predecessor) and December 31, 2010 (Predecessor) were derived from our audited consolidated financial statements that are not included in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto contained elsewhere in this prospectus.

	Fiscal Year Ended December 31,			Period from January 1 to July 27, 2012	Period from July 28 to December 31, 2012	Fiscal Year Ended December 31, 2013 (3)	Nine Months Ended September 30, 2013 (3)	Nine Months Ended September 30, 2014
	2009	2010 (1)	2011 (2)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(dollars in thousands, except per common share data)
Income Statement Data:
Revenues:
Net sales	$1,467,324	$1,579,677	$1,852,869	$930,903	$964,330	$2,026,272	$1,323,216	$1,455,073
Royalties and franchise fees	19,494	19,417	19,106	9,281	9,312	18,841	11,961	12,149

Total revenues	1,486,818	1,599,094	1,871,975	940,184	973,642	2,045,113	1,335,177	1,467,222
Expenses:
Cost of sales (4)	899,041	943,058	1,118,973	574,048	636,410	1,259,188	877,258	933,424
Wholesale selling expenses	39,786	42,725	57,905	31,568	28,096	68,102	51,091	54,870
Retail operating expenses	261,691	296,891	325,332	166,047	172,168	369,996	245,252	261,524
Franchise expenses	11,991	12,269	13,685	6,579	6,128	13,320	9,872	10,333
General and administrative expenses (5)	119,193	134,392	138,074	101,502	65,890	146,094	107,718	107,587
Art and development costs	13,243	14,923	16,636	10,824	8,201	19,311	14,480	14,495
Impairment of trade name (6)	—	27,400	—	—	—	7,500	—	—

Income from operations	141,873	127,436	201,370	49,616	56,749	161,602	29,506	84,989
Interest expense, net	41,481	40,850	77,743	41,970	62,062	143,406	103,561	117,103
Other (income) expense, net (7)	(32)	4,208	1,476	22,245	26,157	18,478	15,991	4,435

Income (loss) before income taxes	100,424	82,378	122,151	(14,599)	(31,470)	(282)	(90,046)	(36,549)
Income tax expense (benefit)	37,673	32,945	45,741	403	(1,322)	(4,525)	(38,546)	(13,683)

Net income (loss)	62,751	49,433	76,410	(15,002)	(30,148)	4,243	(51,500)	(22,866)
Less: net income attributable to noncontrolling interests	198	114	135	96	60	224	224	0

Net income (loss) attributable to Party City Holdco Inc.	$62,553	$49,319	$76,275	$(15,098)	$(30,208)	$4,019	$(51,724)	$(22,866)

Statement of Cash Flow Data
Net cash provided by (used in)
Operating activities (8)	$123,942	$61,168	$161,264	$(18,126)	$(35,508)	$135,818	$(63,336)	$(112,761)
Investing activities (8)	(54,358)	(102,766)	(138,909)	(31,824)	(1,578,553)	(112,522)	(90,572)	(54,145)
Financing activities (8)	(70,157)	46,515	(19,784)	33,318	1,629,331	(18,373)	162,871	170,921
Per Share Data
Basic
Diluted
Pro forma basic
Pro forma diluted
Weighted Average
Outstanding basic
Diluted
Pro forma outstanding basic
Pro forma diluted
Cash dividend per common share	—	9,400	—	—	—	10,087	—	—

	Year Ended December 31,			Period from January 1 to July 27, 2012	Period from July 28 to December 31, 2012	Fiscal Year Ended December 31, 2013 (3)	Nine Months Ended September 30, 2013 (3)	Nine Months Ended September 30, 2014
	2009	2010 (1)	2011 (2)
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(dollars in thousands)
Other Financial Data:
Adjusted EBITDA (9)	$192,113	$230,618	$275,466	$116,982	$175,329	$320,775	$145,906	$171,089
Adjusted EBITDA margin (9)	12.9%	14.4%	14.7%	12.4%	18.0%	15.7%	10.9%	11.7%
Adjusted net income (9)	$68,561	$86,430	$88,260	$22,883	$50,920	$68,393	$(2,566)	$2,786
Number of company-owned Party City stores (10)	382	439	487	—	600	674	665	687
Capital expenditures	$26,195	$49,623	$44,483	$28,864	$16,376	$61,241	$42,143	$52,944
Party City brand comp sales (11)	(3.3%)	3.6%	9.5%			2.9%	1.9%	4.7%
Share of shelf (12)	49.3%	58.7%	60.5%	64.7%	63.7%	67.5%	67.1%	68.5%
Balance Sheet Data (at end of period):
Cash and cash equivalents	$15,420	$20,454	$22,053	$—	$20,899	$25,645	$29,890	$29,095
Working capital (13)	162,243	189,993	226,277	—	387,858	396,027	337,827	388,659
Total assets	1,480,501	1,653,151	1,750,338	—	3,283,319	3,327,534	3,479,035	3,534,708
Total debt (14)	651,433	1,000,256	982,258	—	1,851,517	2,184,486	2,365,768	2,358,630
Redeemable common securities	18,389	18,089	36,939	—	22,205	23,555	15,497	34,312
Total equity (14)	479,122	256,422	326,091	—	787,450	456,757	406,286	417,309

(1)	The acquisitions of Designware and the Christy’s Group are included in the financial statements from their acquisition dates (March 1, 2010 and September 30, 2010, respectively).
(2)	The acquisitions of Riethmüller and Party City Canada are included in the financial statements from their acquisition dates (January 30, 2011 and July 29, 2011, respectively).
(3)	The acquisitions of Party Delights and iParty are included in the financial statements from their acquisition dates (March 13, 2013 and May 9, 2013, respectively).
(4)	As a result of the Acquisition, the Company applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased the Company’s cost of sales during 2013, the period from July 28, 2012 to December 31, 2012 and the nine months ended September 30, 2014 and September 30, 2013 by $25.2 million, $58.6 million, $3.4 million and $22.0 million, respectively, as the related inventory was sold.
(5)	In conjunction with the Transactions, the Company recorded $8.4 million of transaction costs in general and administrative expenses during the period from January 1, 2012 to July 27, 2012. Additionally, the Transactions accelerated the vesting of certain of the Company’s stock options and during the period from January 1, 2012 to July 27, 2012 the Company recorded $2.1 million of expense in general and administrative expenses. Further, due to the vesting of such stock options, the Company made payments in lieu of dividends to the holders of such options and during the period from January 1, 2012 to July 27, 2012, the Company recorded a $16.1 million charge in general and administrative expenses.
(6)	In conjunction with the Transactions, the Company applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including the Company’s Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that the Company expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, the Company made a strategic decision to open fewer temporary Halloween City stores and the Company expects to take a similar approach in 2014. As a result of a change in store performance and the Company’s decision to open fewer Halloween City stores than assumed in 2012, during 2013 the Company lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge. During 2010, the Company implemented a plan to convert and rebrand its company-owned FCPO stores to Party City stores. As a result, the Company recorded a charge for the impairment of the Factory Card & Party Outlet trade name in the amount of $27.4 million in the fourth quarter of 2010.
(7)	During February 2014, the Company amended the Term Loan Facility. In conjunction with the refinancing, the Company wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, the Company wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. Also, in conjunction with the refinancing, the Company expensed $1.4 million of banker and legal fees. During February 2013, the Company amended the Term Loan Facility. In conjunction with that amendment, the Company wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, the Company wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Also, in conjunction with that amendment, the Company expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees. In conjunction with the Transactions, the Company recorded $19.7 million of transaction costs in other expense, net during the period from January 1, 2012 to July 27, 2012 and $24.6 million of transaction costs during the period from July 28, 2012 to December 31, 2012. Additionally, the period from January 1, 2012 to July 27, 2012 included $2.5 million in costs as a result of the termination of an initial public offering. In connection with the refinancing of the Company’s revolving and term debt credit facilities in August and December 2010, the Company wrote off $2.4 million of deferred finance charges during 2010.
(8)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a discussion of 2013 cash flows and cash flows for the nine months ended September 30, 2014.
(9)	We present adjusted EBITDA and adjusted net income as supplemental measures of our operating performance. We define EBITDA as net income (loss) before interest expense, net, income taxes, depreciation and amortization. We define adjusted EBITDA as EBITDA, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. Adjusted net income represents our net income (loss), adjusted for intangible asset amortization, non-cash purchase accounting adjustments, amortization of deferred financing costs and original issue discount, the Sponsors management fee, refinancing charges, equity based compensation, payments in lieu of dividend, impairment charges and costs related to the Transactions. We present adjusted EBITDA and adjusted net income as supplemental measures of our performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating adjusted EBITDA and adjusted net income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We present adjusted EBITDA and adjusted net income because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use adjusted EBITDA: (i) as a factor in determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because the credit facility uses adjusted EBITDA to measure compliance with certain covenants. While we have historically not used adjusted net income for internal management reporting and valuation purposes, we believe adjusted net income is a helpful benchmark to evaluate our operating performance.

We also include information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors.

Adjusted EBITDA, adjusted net income and adjusted EBITDA margin have limitations as analytical tools. Some of these limitations are:

•	adjusted EBITDA, adjusted net income and adjusted EBITDA margin do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	adjusted EBITDA and adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA and adjusted net income do not reflect any cash requirements for such replacements;

•	non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•	adjusted EBITDA and adjusted net income do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate adjusted EBITDA and adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted EBITDA, adjusted net income and adjusted EBITDA margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA, adjusted net income and adjusted EBITDA margin only on a supplemental basis. The reconciliations from net income (loss) to each of adjusted EBITDA and adjusted net income for the periods presented is as follows:

	Year Ended December 31,					Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Fiscal Year Ended December 31, 2013		Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
	2009	2010		2011
	(Predecessor)	(Predecessor)		(Predecessor)		(Predecessor)		(Successor)		(Successor)		(Successor)	(Successor)
	(dollars in thousands)
Net income (loss)	$62,751	$49,433		$76,410		$(15,002)		$(30,148)		$4,243		$(51,500)	$(22,866)
Interest expense, net	41,481	40,850		77,743		41,970		62,062		143,406		103,561	117,103
Income taxes	37,673	32,945		45,741		403		(1,322)		(4,525)		(38,546)	(13,683)
Depreciation and amortization	44,382	49,418		59,631		33,915		49,837		94,624		70,960	60,995

EBITDA	186,287	172,646		259,525		61,286		80,429		237,748		84,475	141,549
Equity based compensation	882	6,019		1,397		3,375		—		2,137		1,741	1,187
Non-cash purchase accounting adjustments	(1,556)	1,244		—		—		58,626	(a)	25,229	(a)	21,979	3,356
Management fee	1,248 (b)	1,248	(b)	1,248	(b)	713	(b)	1,292	(b)	3,000	(b)	2,250	2,517
Impairment charges	—	27,997	(c)	87		—		—		7,822	(c)	—	—
Restructuring, retention and severance	2,670	1,780		2,513		355		784		4,673		2,840	2,559
Payment in lieu of dividend	—	9,395	(d)	617	(d)	16,533	(d)	—		—		—	—
Refinancing charges	—	2,448		—		—		—		12,295	(e)	12,295	4,396
Deferred rent	1,763	4,500		7,467		3,344		6,335		17,055		11,706	11,676
Business interruption	—	—		—		—		2,000		500		1,000	(2,476)
Transaction costs	—	—		—		28,582	(f)	24,564	(f)	—		—	—
Corporate development expenses	270	1,660		2,471		2,395		351		4,828		4,606	401
Foreign currency losses (gains)	670	354		(280)		148		532		1,581		(269)	1,388
Store closing costs	1,083	1,293		664		305		169		1,498		913	1,273
Other	(1,204)	34		(243)		(54)		247		2,409		2,370	3,263

Adjusted EBITDA	$192,113	$230,618		$275,466		$116,982		$175,329		$320,775		$145,906	$171,089

	Year Ended December 31,						Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Fiscal Year Ended December 31, 2013		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2014
	2009		2010		2011
	(Predecessor)		(Predecessor)		(Predecessor)		(Predecessor)		(Successor)		(Successor)		(Successor)		(Successor)
	(dollars in thousands)
Income (loss) before income taxes	$100,424		$82,378		$122,151		$(14,599)		$(31,470)		$(282)		$(90,046)		$(36,549)
Intangible asset amortization	6,559	(g)	10,345	(g)	11,116	(g)	5,542	(g)	14,160	(g)	26,997	(g)	20,477	(g)	16,745	(g)
Non-cash purchase accounting adjustments	(1,556)		1,244		—		—		71,755	(a)	39,414	(a)	33,793	(a)	7,282	(a)
Amortization of deferred financing costs and original issuance discount	2,163	(h)	2,475	(h)	4,500	(h)	2,592	(h)	4,605	(h)	20,211	(h)(e)	16,886	(e)(h)	12,437	(e)(h)
Management fee	1,248	(b)	1,248	(b)	1,248	(b)	713	(b)	1,292	(b)	3,000	(b)	2,250	(b)	2,517	(b)
Refinancing charges	—		2,448		—		—		—		4,068	(e)	4,068	(e)	1,407	(e)
Equity based compensation	882		6,019		1,397		3,375		—		2,137		1,741		1,187
Payment in lieu of dividend	—		9,395	(d)	617	(d)	16,533	(d)	—		—		—		—
Impairment charges	—		27,997	(c)	87		—		—		7,822	(c)	—		—
Transaction costs	—		—		—		28,582	(f)	24,564	(f)	—		—		—

Adjusted income (loss) before income taxes	109,720		143,549		141,116		42,738		84,906		103,367		(10,831)		5,026
Adjusted income tax expense (benefit)	41,159	(i)	57,119	(i)	52,856	(i)	19,855	(i)	33,986	(i)	34,974	(i)	(8,265	)(i)	2,240	(i)

Adjusted net income (loss)	$68,561		$86,430		$88,260		$22,883		$50,920		$68,393		$(2,566)		$2,786

(a)	As a result of the Acquisition, the Company applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased the Company’s cost of sales during 2013, the period from July 28, 2012 to December 31, 2012 and the nine months ended September 30, 2014 and September 30, 2013 by $25.2 million, $58.6 million, $3.4 million and $22.0 million, respectively, as the related inventory was sold. Further, during the application of the acquisition method of accounting, the Company increased the value of certain property, plant and equipment. The impact of such adjustments on depreciation expense increased the Company’s expenses during 2013, the period from July 28, 2012 to December 31, 2012 and the nine months ended September 30, 2014 and September 30, 2013 by $14.2 million, $13.1 million, $3.9 million and $11.8 million, respectively. These property, plant and equipment depreciation amounts are included in “Non-cash purchase accounting adjustments” for purposes of calculating “adjusted net income”, but are excluded from “Non-cash purchase accounting adjustments” for purposes of calculating adjusted EBITDA since they are included in depreciation expense.
(b)	Represents management fees paid to the Sponsors. The management agreement will terminate upon consummation of this offering. See “—Certain Relationships and Related Party Transactions—Management Agreement.”
(c)	In conjunction with the Transactions, the Company applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including the Company’s Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that the Company expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, the Company made a strategic decision to open fewer temporary Halloween City stores and the Company expects to take a similar approach in 2014. As a result of a change in store performance and the Company’s decision to open fewer Halloween City stores than assumed in 2012, during 2013 the Company lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge. During 2010, the Company implemented a plan to convert and rebrand our company-owned FCPO stores as Party City stores. As a result, the Company recorded a charge for impairment of the FCPO trade name in the amount of $27.4 million in the fourth quarter of 2010.
(d)	In December 2010, a one-time cash dividend was declared. In addition, holders of unvested options at the declaration date would receive a distribution when the options vested. At the time of the Transactions, certain outstanding stock options became fully vested and distributions were made in the amount of $16.1 million. Further, prior to the Transactions, during 2012 certain outstanding stock options became fully vested and the Company made distributions in the amount of $0.4 million. The Company recorded charges equal to such amounts in general and administrative expenses during the period from January 1, 2012 to July 27, 2012.
(e)	During February 2014, the Company amended the Term Loan Facility. In conjunction with the refinancing, the Company wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, the Company wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. These amounts are included in “Amortization of deferred financing costs and original issue discount” in this table and in the Company’s condensed consolidated statement of cash flows included elsewhere in this prospectus. Also, in conjunction with the refinancing, the Company expensed $1.4 million of banker and legal fees. During February 2013, the Company amended the Term Loan Facility. In conjunction with that amendment, the Company wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, the Company wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Both amounts are included in “Amortization of deferred financing costs and original issue discount” in this table and in the Company’s consolidated statement of cash flows included elsewhere in this prospectus. Also, in conjunction with that amendment, the Company expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees.
(f)	In conjunction with the Transactions, the Company incurred certain costs. See Note 5 to the audited consolidated financial statements which are included elsewhere in this prospectus.
(g)	Represents the amortization of intangible assets, including those assets recorded in conjunction with the application of the acquisition method of accounting due to the Transactions.
(h)	Represents the amortization of deferred financing costs and original issuance discounts related to debt offerings. Additionally, 2013 includes the write-off of deferred financing costs and net original issuance discounts in conjunction with the February 2013 Term Loan Facility amendment and the nine months ended September 30, 2014 include the write-off of deferred financing costs, net original issue discounts and unamortized call premiums in conjunction with the February 2014 Term Loan Facility amendment. See note (e) for further discussion.
(i)	Represents the income tax expense using the rate in effect after considering the adjustments.

(10)	Data as of December 31, 2013 and September 30, 2014 includes all stores that were acquired from iParty and which were converted to the Party City banner at such dates.
(11)	Party City brand comp sales include e-commerce, Canadian store sales and sales for stores converted from the FCPO, Party Packagers and iParty formats to the Party City format.
(12)	Represents the percentage of product costs included in cost of goods sold by our domestic permanent stores (including converted iParty stores starting in 2014) and domestic e-commerce operations which relate to products supplied by our wholesale operations.
(13)	Loans and notes payable (included in current liabilities) decreased by $106.0 million from December 31, 2011 to December 31, 2012. Additionally, as a result of the Transactions, the Company applied the acquisition method of accounting and increased the value of its inventory as of July 28, 2012. At September 30, 2014, December 31, 2013, September 30, 2013 and December 31, 2012, $2.5 million, $5.9 million, $9.1 million and $31.1 million, respectively, of the adjustment was included in inventory.
(14)	Excludes redeemable common securities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements set forth our unaudited pro forma and historical condensed consolidated statements of operations and comprehensive income for the year ended December 31, 2013 and for the nine months ended September 30, 2014 and our unaudited pro forma and historical balance sheet at September 30, 2014. Such information is based on the historical financial statements of the Company appearing elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2013 gives effect to the following as if each had occurred on January 1, 2013:

•	Issuance of senior PIK toggle notes. The August 2013 issuance of the $350 million senior PIK toggle notes by our wholly-owned subsidiaries, Nextco Holdings and Nextco Finance, and the use of proceeds to pay a cash dividend to our shareholders.

•	Initial Public Offering. The issuance of shares of common stock by us in this offering at a price equal to $ per share, the midpoint of the price range set forth on the cover of this prospectus, and the impact of using the proceeds to us, net of transaction fees and expenses, to repay or repurchase indebtedness.

•	Termination of management agreement. The payment of approximately $ million to terminate the management agreement with the Sponsors in connection with this offering.

The unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2014 gives effect to this offering and the application of the net proceeds therefrom and the termination of the management agreement as if each had occurred on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet at September 30, 2014 gives effect to this offering and the application of the net proceeds therefrom and the termination of the management agreement as if each had occurred on September 30, 2014.

Additionally, the number of weighted average shares outstanding that were used in calculating pro forma net income per share for the year ended December 31, 2013 and the nine months ended September 30, 2014 was increased by the amount that the $338.0 million dividend that was paid by the Company during August 2013 exceeded the Company’s net income during the year ended December 31, 2013. The number of shares necessary to replace the capital in excess of earnings withdrawn was arrived at based on the per share price of this offering.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial data is presented for informational purposes only. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would have been had the events described above actually occurred on the date indicated and they do not purport to project our results of operations for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited and unaudited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)

For the Year Ended December 31, 2013

(dollars in thousands, except per share amounts)

		Pro Forma Adjustments
	Historical	Issuance of PIK Toggle Notes		Termination of Management Fee	IPO	Pro Forma
Revenues:
Net sales	$2,026,272	$		$	$	$
Royalties and franchise fees	18,841

Total revenues	2,045,113
Expenses:
Cost of sales	1,259,188
Wholesale selling expenses	68,102
Retail operating expenses	369,996
Franchise expenses	13,320
General and administrative expenses	146,094
Art and development costs	19,311
Impairment of trade name	7,500

Total expenses	1,883,511

Income from operations	161,602
Interest expense, net (1)	143,406		19,020
Other expense, net	18,478

Loss before income taxes	(282)		(19,020)
Income tax benefit (2)	(4,525)		(7,037)

Net income	4,243		(11,983)
Less: net income attributable to noncontrolling interests	224

Net income attributable to Party City Holdco Inc.	$4,019		$(11,983)	$	$	$

Other comprehensive loss, net of tax:
Foreign currency adjustments	$(71)
Cash flow hedges	(105)

Other comprehensive loss, net	(176)

Comprehensive income	4,067		(11,983)
Less: comprehensive income attributable to noncontrolling interest	201

Comprehensive income attributable to Party City Holdco Inc.	$3,866		$(11,983)	$	$	$

Net Income per share
Basic
Diluted
Weighted Average
Outstanding basic
Diluted
Pro Forma Net Income per share (3)
Basic
Diluted
Pro Forma Weighted Average (3)
Outstanding basic
Diluted

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income (Loss)

For the Nine Months Ended September 30, 2014

(dollars in thousands, except per share amounts)

		Pro Forma Adjustments
	Historical	Termination of Management Fee	IPO	Pro Forma
Revenues:
Net sales	$1,455,073	$	$	$
Royalties and franchise fees	12,149

Total revenues	1,467,222
Expenses:
Cost of sales	933,424
Wholesale selling expenses	54,870
Retail operating expenses	261,524
Franchise expenses	10,333
General and administrative expenses	107,587
Art and development costs	14,495

Total expenses	1,382,233

Income from operations	84,989
Interest expense, net	117,103
Other expense, net	4,435

Loss before income taxes	(36,549)
Income tax benefit	(13,683)

Net loss	$(22,866)

Comprehensive loss	$(30,959)

Net Income per share
Basic
Diluted
Weighted Average
Outstanding basic
Diluted
Pro Forma Net Income per share (3)
Basic
Diluted
Pro Forma Weighted Average (3)
Outstanding basic
Diluted

Unaudited Pro Forma Condensed Consolidated Balance Sheet

At September 30, 2014

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
		Termination of Management Fee	IPO
ASSETS
Current assets:
Cash and cash equivalents	$29,095	$	$	$
Accounts receivable, net of allowances	182,639
Inventories, net of allowances	694,396
Prepaid expenses and other currents assets	88,985

Total current assets	995,115
Property, plant and equipment, net	240,899
Goodwill	1,560,515
Trade names	569,929
Other intangible assets, net	112,618
Other assets, net	55,632

Total assets	$3,534,708

LIABILITIES, REDEEMABLE COMMON SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Loans and notes payable	$216,005	$	$	$
Accounts payable	214,719
Accrued expenses	163,359
Income taxes payable	0
Current portion of long-term obligations	12,373

Total current liabilities	606,456
Long-term obligations, excluding current portion	2,130,252
Deferred income tax liabilities	310,699
Deferred rent and other long-term liabilities	35,680

Total liabilities	3,083,087

Redeemable common securities	34,312
Stockholder’s equity:
Common stock	0
Additional paid-in capital	469,049
Accumulated deficit	(49,055)
Accumulated other comprehensive loss	(2,685)

Total stockholders’ equity	417,309

Total liabilities, redeemable common securities and stockholders’ equity	$3,534,708	$	$	$

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

(1)	During August 2013, Nextco Holdings and Nextco Finance issued the $350.0 million senior PIK toggle notes. The unaudited pro forma condensed consolidated statement of operations and comprehensive income for the year ended December 31, 2013 assumes that the senior PIK toggle notes were issued on January 1, 2013.
(2)	Reflects the estimated tax effects of the pro forma adjustments.
(3)	The number of weighted average shares outstanding that were used in calculating pro forma net income per share for the year ended December 31, 2013 and the nine months ended September 30, 2014 was increased by the amount that the $338.0 million dividend that was paid by the Company during August 2013 exceeded the Company’s net income during the year ended December 31, 2013. The number of shares necessary to replace the capital in excess of earnings withdrawn was arrived at based on the per share price of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial statements in conjunction with the consolidated financial statements, the accompanying notes and the other financial information contained elsewhere in this prospectus. This section contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors”, as well as other matters described in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Effect of the Transactions

On July 27, 2012, Merger Sub, a wholly-owned subsidiary of Holdings, merged into PCHI, with PCHI being the surviving entity. Immediately after the Acquisition, 100% of our common stock was owned by funds affiliated with THL, who held approximately 70% ownership, funds affiliated with Advent, who held approximately 24% ownership, and other minority investors, including management, who held approximately 6% ownership.

As a result of the Transactions, the financial information for the period after July 27, 2012 represents the financial information of the “Successor” company. Prior to, and including, July 27, 2012, the consolidated financial statements include the accounts of the “Predecessor” company. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting and push-down accounting (see Note 1 to the audited consolidated financial statements, which are included elsewhere in this prospectus, for further discussion), the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable. The change in basis resulting from the Transactions did not impact net sales, royalties and franchise fees or retail operating expenses and, for those accounts, comparing full-year 2013 results to full-year 2012 results and comparing full-year 2012 results to full-year 2011 results provides meaningful comparison. However, for all other accounts, to the extent that the change in basis had a material impact on our results during the Successor period, we have disclosed such impact in “Results of Operations”. Certain amounts in this prospectus combine the results of the Predecessor and the Successor. Such combination was performed by mathematical addition and does not comply with GAAP, although we believe it provides a meaningful method of comparison for certain accounts. The data is being presented for analytical purposes only. Combined operating results (i) have not been prepared on a pro forma basis as if the Transactions occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Transactions and (iii) may not be predictive of future results of operations.

Business Overview

Our Company

We are the leading party goods retailer by revenue in North America and, we believe, the largest vertically integrated supplier of decorated party goods globally, based on revenues, with multiple levers to drive future growth across channels, products and geographies. With approximately 900 locations, we have the only coast-to-coast network of party superstores in the U.S. and Canada that make it easy and fun to enhance special occasions with a differentiated shopping experience and an unrivaled assortment of innovative and exciting merchandise offered at a compelling value. Through a series of acquisitions between 2005 and 2010, we built a powerful retail operation that captures the full manufacturing-to-retail margin on a significant portion of the products sold in our stores. We believe we are the largest global designer, manufacturer and distributor of decorated party supplies by revenue with products found in over 40,000 retail outlets worldwide, including our own stores as well as independent party supply stores, mass merchants, grocery retailers, dollar stores and others. Our category-defining retail concept, multi-channel reach, widely recognized brands, broad and deep product offering, and low-cost global sourcing model are, we believe, significant competitive advantages. We believe these characteristics position us for continued organic and acquisition-led growth and margin expansion.

How We Assess the Performance of Our Company

In assessing the performance of our company, we consider a variety of performance and financial measures for our two operating segments, Retail and Wholesale. These key measures include revenues and gross profit, comparable retail same-store sales and operating expenses. We also review other metrics such as adjusted EBITDA, adjusted EBITDA margin and adjusted net income. For a discussion of our use of these measures and a reconciliation of each of adjusted EBITDA and adjusted net income to net income (loss), please refer to “Prospectus Summary—Summary Financial Data” and “Selected Consolidated Financial Data.”

Segments

Our Wholesale segment generates revenues globally through sales of Amscan, Designware, Anagram, Costumes USA and other party supplies to party goods superstores, including our company-owned and franchised stores, other party goods retailers, dollar stores, mass merchants, independent card and gift stores and other retailers and distributors throughout the world. Sales to domestic and international customers accounted for 80% and 20%, respectively, of our total wholesale sales in 2013.

Our Retail segment generates revenues from the sale of merchandise to the end consumer through our chain of company-owned party goods stores, online through our e-commerce websites, including PartyCity.com, and through our chain of temporary Halloween City locations. Franchise revenues include royalties on franchise retail sales and franchise fees charged for the initial franchise award and subsequent renewals. Our retail sales of party goods are fueled by everyday events such as birthdays, various seasonal events and other special occasions occurring throughout the year. In addition, through Halloween City, our temporary Halloween business, we seek to maximize our Halloween seasonal opportunity. As a result, in 2013, our Halloween business represented approximately 25% of our total domestic retail sales, generally occurring in a five-week selling season ending on October 31. We expect to continue to generate a significant portion of our retail sales during the Halloween selling season.

Intercompany sales between the Wholesale and the Retail segment are eliminated, and the profits on intercompany sales are deferred and realized at the time the merchandise is sold to the consumer. For segment reporting purposes, certain general and administrative expenses and art and development costs are allocated based on total revenues.

Financial Measures

Revenues. Revenues from retail operations are recognized at point of sale. We estimate future retail sales returns and record a provision in the period in which the related sales are recorded based on historical information. Retail revenues include shipping revenue related to e-commerce sales. Retail sales are reported net of taxes collected. Franchise royalties are recognized based on reported franchise retail sales.

Revenues from our wholesale operations represent the sale of our products to third parties, less rebates, discounts and other allowances. The terms of our wholesale sales are generally free-on-board (“FOB”) shipping point, and revenue is recognized when goods are shipped. We estimate reductions to revenues for volume-based rebate programs and subsequent credits at the time sales are recognized. Intercompany sales from our wholesale operations to our retail stores are eliminated in our consolidated total revenues.

Comparable Retail Same-Store Sales. The growth in same-store sales represents the percentage change in same-store sales in the period presented compared to the prior year. Same-store sales exclude the net sales of a store for any period if the store was not open during the same period of the prior year. Comparable sales are calculated based upon stores that were open at least thirteen full months as of the end of the applicable reporting period. When a store is reconfigured or relocated within the same general territory, the store continues to be treated as the same store. If, during the period presented, a store was closed, sales from that store up to and including the closing day are included as same-store sales as long as the store was open during the same period of the prior year. Converted FCPO and Party Packagers stores are included in Party City’s same-store sales immediately following conversion. Same-store sales for the Party City brand include retail e-commerce sales. iParty stores were included in Party City’s same-store sales after the completion of thirteen full months following the acquisition.

Cost of Sales. Cost of sales at wholesale reflects the production costs (i.e., raw materials, labor and overhead) of manufactured goods and the direct cost of purchased goods, inventory shrinkage, inventory adjustments, inbound freight to our manufacturing and distribution facilities, distribution costs and outbound freight to get goods to our wholesale customers. At retail, cost of sales reflects the direct cost of goods purchased from third parties and the production or purchase costs of goods acquired from our wholesale operations. Retail cost of sales also includes inventory shrinkage, inventory adjustments, inbound freight, occupancy costs related to store operations (such as rent and common area maintenance, utilities and depreciation on assets) and all logistics costs associated with our retail e-commerce business.

Our cost of sales increases in higher volume periods as the direct costs of manufactured and purchased goods, inventory shrinkage and freight are generally tied to net sales. However, other costs are largely fixed or vary based on other factors and do not necessarily increase as sales volume increases. Changes in the mix of our products may also impact our overall cost of sales. The direct costs of manufactured and purchased goods are influenced by raw material costs (principally paper, petroleum-based resins and cotton), domestic and international labor costs in the countries where our goods are purchased or manufactured and logistics costs associated with transporting our goods. We monitor our inventory levels on an on-going basis in order to identify slow-moving goods.

As a result of the Acquisition, we applied the acquisition method of accounting and increased the value of our inventory by $89.8 million as of July 28, 2012. The adjustment principally reflects the previously deferred wholesale margin on inventory supplied to our retail operations at July 27, 2012. Such adjustment increased our cost of sales during the period from July 28, 2012 to December 31, 2012 by $58.6 million, during 2013 by $25.2 million, during the first nine months of 2013 by $22.0 million and during the first nine months of 2014 by $3.4 million as the related inventory was sold. Further, during the application of the acquisition method of accounting, we increased the values of our property, plant and equipment and certain intangible assets. The impact of such adjustments on depreciation expense and amortization expense increased our cost of sales during the period from July 28, 2012 to December 31, 2012 by $15.4 million, during 2013 by $25.9 million, during the first nine months of 2013 by $21.2 million and during the first nine months of 2014 by $11.9 million.

Wholesale Selling Expenses. Wholesale selling expenses include the costs associated with our wholesale sales and marketing efforts, including merchandising and customer service. Costs include the salaries and benefits of the related work force, including sales-based bonuses and commissions. Other costs include catalogues, showroom rent, travel and other operating costs. Certain selling expenses, such as sales-based bonuses and commissions, vary in proportion to sales, while other costs vary based on other factors, such as our marketing efforts, or are largely fixed and do not necessarily increase as sales volumes increase.

Retail Operating Expenses. Retail operating expenses include all of the costs associated with retail store operations, excluding occupancy-related costs included in cost of sales. Costs include store payroll and benefits, advertising, supplies and credit card costs. Retail expenses are largely variable but do not necessarily vary in proportion to net sales.

Franchise Expenses. Franchise expenses include the costs associated with operating our franchise network, including salaries and benefits of the administrative work force and other administrative costs. These expenses generally do not vary proportionally with royalties and franchise fees.

General and Administrative Expenses. General and administrative expenses include all operating costs not included elsewhere in the statement of operations and comprehensive income (loss). These expenses include payroll and other expenses related to operations at our corporate offices, including occupancy costs, related depreciation and amortization, legal and professional fees and data-processing costs. These expenses generally do not vary proportionally with net sales.

In conjunction with the Transactions, we incurred transaction costs that were recorded in general and administrative expenses. Additionally, the Transactions accelerated the vesting of certain stock options and we recorded a charge in general and administrative expenses. Further, due to the vesting of such stock options, we made payments in lieu of dividends to the holders of such options and recorded a charge in general and administrative expenses. See “—Results of Operations” for further discussion of these charges.

Art and Development Costs. Art and development costs include the costs associated with art production, creative development and product management. Costs include the salaries and benefits of the related work force. These expenses generally do not vary proportionally with net sales.

Adjusted EBITDA. We define EBITDA as net income (loss) before interest expense, net, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA: (i) as a factor in determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because the credit facility uses Adjusted EBITDA to measure compliance with certain covenants.

Adjusted Net Income. Adjusted net income represents our net income (loss), adjusted for intangible asset amortization, non-cash purchase accounting adjustments, amortization of deferred financing costs and original issue discount, the Sponsors management fee, refinancing charges, equity based compensation, payments in lieu of dividend, impairment charges and costs relating to the Transactions. We present adjusted net income because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. While we have historically not used adjusted net income for internal management reporting and valuation purposes, we believe adjusted net income is a helpful benchmark to evaluate our operating performance.

Executive Overview

Our recent financial results demonstrate continued growth and profitability enhancements in a difficult economic environment. During 2013, including the impact of the iParty and Party Delights acquisitions (see below), revenues grew by 6.9%. During 2012, we posted revenue growth despite the adverse impact of Super Storm Sandy during the all-important Halloween weekend shopping period. Super Storm Sandy’s adverse impact on 2012 net sales is estimated at approximately $10 million.

Other Factors Affecting Our Results

Other important events that have impacted or will impact the results presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” include:

Acquisition-Related Costs. As a result of the Acquisition, we applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. The adjustment principally reflects the previously deferred wholesale margin on inventory supplied to our retail operations at July 27, 2012. The adjustment increased our cost of sales during the period from July 28, 2012 to December 31, 2012 by $58.6 million, during 2013 by $25.2 million, during the first nine months of 2013 by $22.0 million and during the first nine months of 2014 by $3.4 million, as the related inventory was sold. Such amount was added back to EBITDA when arriving at Adjusted EBITDA. For a discussion of our use of Adjusted EBITDA and a reconciliation to net income (loss), please refer to “Prospectus Summary—Summary Financial Data” and “Selected Consolidated Financial Data.”

Additionally, as a result of the Acquisition, we applied the acquisition method of accounting and recorded our property, plant and equipment and intangible assets at fair value. The impact of such adjustments on depreciation expense and amortization expense increased our cost of sales during the period from July 28, 2012 to December 31, 2012, during 2013, during the first nine months of 2013 and during the first nine months of 2014 by $15.4 million, $25.9 million, $21.2 million and $11.9 million, respectively. The impact of such adjustments on depreciation and amortization expense increased wholesale selling expenses during the period from July 28, 2012 to December 31, 2012, during 2013, during the first nine months of 2013 and during the first nine months of 2014 by $3.8 million, $8.9 million, $6.5 million and $5.4 million, respectively.

In conjunction with the Transactions, during the period from January 1, 2012 to July 27, 2012, we recorded $8.9 million of compensation-related transaction costs in general and administrative expenses and $19.7 million of additional transaction costs in other expense, net. Also, the Acquisition accelerated the vesting of certain of our stock options and during the period from January 1, 2012 to July 27, 2012, we recorded $2.1 million of expense in general and administrative expenses. Further, due to the vesting of such stock options, we made payments in lieu of dividends to the holders of such options and during the period from January 1, 2012 to July 27, 2012, we recorded a $16.1 million charge in general and administrative expenses. Finally, in conjunction with the Transactions, during the period from July 28, 2012 to December 31, 2012, we recorded $24.6 million of transaction costs in other expense, net. These costs were added back to EBITDA when arriving at Adjusted EBITDA. For a discussion of our use of Adjusted EBITDA and a reconciliation to net income (loss), please refer to “Prospectus Summary—Summary Financial Data” and “Selected Consolidated Financial Data.”

Recent Acquisitions. In March 2013, we completed our acquisition of Party Delights, an online retailer of party goods, fancy dress and similar items for birthdays, weddings, christenings and other celebrations, for $14.8 million. The acquisition broadens our product offering and allows it to enter European retail markets through e-commerce. The acquisition of Party Delights contributed $16.9 million to net sales during 2013. In May 2013, we completed our acquisition of iParty, a party goods retailer with approximately 50 stores, principally located in the New England region, for $38.4 million (including the repayment of $9.0 million outstanding under iParty’s credit agreement). The acquisition accelerates our growth throughout New England, a densely populated region where we did not have a market presence. The acquisition of iParty contributed $57.1 million to net sales during 2013 and increased sales during the first nine months of 2014 by $25.6 million versus the first nine months of 2013.

Refinancings. Amounts outstanding under PCHI’s previous $350.0 million ABL revolving credit facility and previous $675.0 million term loan agreement were repaid in conjunction with the closing of the Transactions. At such time, PCHI entered into the ABL Facility and the Term Loan Facility. Additionally, in conjunction with the Transactions, our subsidiary, PCHI, issued the 8.875% senior notes and completed a cash tender offer for all of its outstanding $175.0 million 8.75% senior subordinated notes.

As a result of the higher debt levels following these refinancings, our interest expense increased during 2012 and 2013.

During February 2013, the Term Loan Facility was amended and the interest rate was lowered. In conjunction with that amendment, we wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, we wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Also, in conjunction with that amendment, we expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees. All of the charges were recorded in other expense in our condensed consolidated statement of operations and comprehensive loss. For further discussion see the notes to the consolidated financial statements which are included elsewhere in this prospectus.

During February 2014, we amended the Term Loan Facility again. In conjunction with the refinancing, we wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, we wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. Also, in conjunction with the refinancing, we expensed $1.4 million of banker and legal fees. All of these charges were recorded in other expense in our condensed consolidated statement of operations and comprehensive loss. For further discussion, see the notes to the consolidated financial statements which are included elsewhere in this prospectus.

Senior PIK Toggle Notes. On August 1, 2013, our wholly-owned subsidiaries, Nextco Holdings and Nextco Finance, issued $350.0 million of 8.750%/9.500% senior PIK toggle notes. The net proceeds were distributed to us by Nextco Holdings and we used this cash to pay a one-time cash dividend to holders of our common stock totaling $338.0 million.

Public Company Costs. As a result of the initial public offering of our common stock we will incur additional legal, accounting and other expenses that we did not previously incur, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act as well as other rules implemented by the SEC and the             .

Termination of Management Agreement. We have a management agreement with our Sponsors. Pursuant to the management agreement, we pay annual management fees of the greater of $3.0 million and 1% of Adjusted EBITDA, as defined in our debt agreements. We intend to pay a termination fee of approximately $         million to terminate the agreement in connection with this offering.

Results of Operations

Nine Months Ended September 30, 2014 Compared To Nine Months Ended September 30, 2013

The following tables set forth our operating results and operating results as a percentage of total revenues for the nine months ended September 30, 2014 and 2013.

	Nine Months Ended September 30,
	2013		2014
	Successor		Successor
	(Dollars in thousands)
Revenues:
Net sales	$1,323,216	99.1%	$1,455,073	99.2%
Royalties and franchise fees	11,961	0.9	12,149	0.8

Total revenues	1,335,177	100.0	1,467,222	100.0
Expenses:
Cost of sales	877,258	65.7	933,424	63.6
Wholesale selling expenses	51,091	3.8	54,870	3.8
Retail operating expenses	245,252	18.4	261,524	17.8
Franchise expenses	9,872	0.7	10,333	0.7
General and administrative expenses	107,718	8.1	107,587	7.3
Art and development costs	14,480	1.1	14,495	1.0

Total expenses	1,305,671	97.8	1,382,233	94.2

Income from operations	29,506	2.2	84,989	5.8
Interest expense, net	103,561	7.7	117,103	8.0
Other expense, net	15,991	1.2	4,435	0.3

Loss before income taxes	(90,046)	(6.7)	(36,549)	(2.5)
Income tax benefit	(38,546)	(2.8)	(13,683)	(0.9)

Net loss	(51,500)	(3.9)	(22,866)	(1.6)
Less: net income attributable to noncontrolling interests	224	0.0	0	0.0

Net loss attributable to Party City Holdco Inc.	$(51,724)	(3.9%)	$(22,866)	(1.6%)

Revenues

Total revenues for the nine months ended September 30, 2014 were $1,467.2 million and were $132.0 million or 9.9% higher than the corresponding period of 2013. The following table sets forth our total revenues for the nine months ended September 30, 2014 and 2013.

	Nine Months Ended September 30,
	2013		2014
	Dollars in Thousands	Percentage of Total Revenues	Dollars in Thousands	Percentage of Total Revenues
Net Sales:
Wholesale	$808,834	60.6%	$912,261	62.2%
Eliminations	(364,966)	(27.4)%	(425,289)	(29.0)%

Net wholesale	443,868	33.2%	486,972	33.2%
Retail	879,348	65.9%	968,101	66.0%

Total net sales	1,323,216	99.1%	1,455,073	99.2%
Royalties and franchise fees	11,961	0.9%	12,149	0.8%

Total revenues	$1,335,177	100.0%	$1,467,222	100.0%

Retail

Retail net sales during the nine months ended September 30, 2014 were $968.1 million and increased $88.8 million or 10.1% compared to the corresponding period of 2013. Retail net sales at our Party City stores (including iParty stores acquired during May 2013) totaled $870.8 million and were $74.0 million or 9.3% higher than the corresponding period of 2013. The May 2013 acquisition and subsequent rebranding and remerchandising of iParty stores as Party City stores increased sales during the first nine months of 2014 by $25.6 million over the first nine months of 2013 (including the impact of positive same-store sales from May 2014 to September 2014). In addition to the acquisition of iParty and the positive same-store sales noted below, the increase in sales at our Party City stores also reflects the operation of 23 additional stores during 2014 as, excluding the impact of the iParty acquisition, 26 stores were opened, six stores were acquired and nine stores were closed during the twelve months ended September 30, 2014. Our global retail e-commerce sales totaled $91.7 million during the first nine months of 2014 and were $16.2 million or 21.5% higher than 2013. Same-store sales for the Party City brand (including domestic and Canadian retail e-commerce sales and sales at acquired stores, to the extent that the stores were converted to the Party City format and included in our sales for the comparable period of the prior year) increased by 4.7% during the first nine months of 2014 due to a 4.3% increase in average transaction dollar size and a 0.4% increase in transaction count. Excluding the impact of e-commerce, same-store sales increased by 4.1% due to a 3.9% increase in average transaction dollar size and a 0.2% increase in transaction count. Retail e-commerce sales included in our brand comp increased by 11.9% due to a 6.0% increase in average transaction dollar size and a 5.9% increase in transaction count. Net sales at our temporary Halloween City stores were $5.6 million during the first nine months of 2014 and were principally consistent with 2013. Retail net sales were negatively impacted by $1.3 million compared to the corresponding period of 2013 due to the closure, prior to March 31, 2014, of our remaining outlet stores.

Wholesale

Wholesale net sales during the first nine months of 2014 totaled $487.0 million and were $43.1 million or 9.7% higher than the corresponding period of 2013. During the period, net sales to domestic party goods retailers and distributors, including our franchisee network, totaled $233.1 million and were $9.2 million, or 4.1%, higher than the corresponding period of 2013. The sales for the first nine months of 2013 benefitted from approximately $4 million of sales to iParty prior to our acquisition of iParty in May 2013. As a result of the acquisition, sales to iParty are now excluded as intercompany sales. Excluding the impact of iParty, sales to domestic party goods retailers and distributors increased by approximately $13 million versus the first nine months of 2013 principally due to an approximately $6 million increase in sales of juvenile birthday product, driven by new licenses, and an approximately $6 million increase in sales of Halloween-related product, including our Christy’s costumes line. Net sales of metallic balloons to domestic distributors and others totaled $67.4 million and were $9.2 million or 15.8% higher than in 2013 as an approximately $7 million impact from new licenses, and the impact of improving helium supplies, were partially offset by a shift of approximately $2 million of Valentine’s Day sales into December 2013 (the corresponding sales shipped in January 2013 during the 2013 Valentine’s Day selling season). Sales from our international operations and U.S. export sales totaled $186.5 million and were $24.7 million, or 15.3%, higher than the first nine months of 2013. The increase was principally due to higher sales of our Christy’s costumes, approximately $10 million, and increased sales of party goods to a large multi-national company which is located in the U.S, approximately $7 million. Additionally, foreign currency exchange positively impacted 2014 sales by approximately $5 million.

Intercompany sales to our retail affiliates were $425.3 million during the first nine months of 2014 and were $60.3 million or 16.5% higher than the corresponding period of 2013. The increase was primarily due to sales growth at our retail operations and an increase in our wholesale share of shelf at our retail operations (including the impact of synergies associated with acquired iParty stores). Intercompany sales represented 46.6% of total wholesale sales during the first nine months of 2014, compared to 45.1% during the corresponding period of 2013. The intercompany sales of our wholesale segment are eliminated against the intercompany purchases of our retail segment in the consolidated financial statements.

Royalties and franchise fees

Royalties and franchise fees for the nine months ended September 30, 2014 were $12.1 million and were principally consistent with the corresponding period of 2013.

Gross Profit

Our total gross profit on net sales during the first nine months of 2014 was 35.9%, compared to 33.7% during the corresponding period of 2013. As a result of the Transaction, we applied the acquisition method of accounting and increased the value of our inventory by $89.8 million as of July 28, 2012. Such adjustment increased our cost of sales during the nine month period ended September 30, 2014 and the corresponding period of 2013 by $3.4 million and $22.0 million, respectively, as the related inventory was sold. Further, during the application of the acquisition method of accounting, we increased the values of certain intangible assets and property, plant and equipment. The impact of such adjustments on depreciation and amortization expense increased our cost of sales during the nine month periods ended September 30, 2014 and 2013 by $11.9 million and $21.2 million, respectively. The purchase accounting adjustments to cost of sales negatively impacted our gross profit percentages during the first nine months of 2014 and 2013 by 100 basis points and 330 basis points, respectively.

The following table sets forth our gross profit for the nine months ended September 30, 2014 and September 30, 2013.

	Nine Months Ended September 30,
	2013		2014
	Dollars in Thousands	Percentage of Net Sales	Dollars in Thousands	Percentage of Net Sales
Retail	$313,875	35.7%	$368,094	38.0%
Wholesale	132,083	29.8	153,555	31.5

Total	$445,958	33.7%	$521,649	35.9%

The gross profit on net sales at retail during the nine months ended September 30, 2014 and 2013 was 38.0% and 35.7%, respectively. The purchase accounting adjustments to cost of sales negatively impacted retail’s gross profit percentage during the first nine months of 2014 and 2013 by 100 basis points and 350 basis points, respectively. Excluding the impact of purchase accounting, the gross profit percentage during the first nine months of 2014 was slightly lower than during 2013 as changes in product mix was mostly offset by further leveraging of fixed occupancy costs and increased sales of product supplied by our wholesale operations. During the nine months ended September 30, 2014, our wholesale operations’ share of shelf at our domestic Party City stores (including stores acquired from iParty) and our domestic retail e-commerce operations (i.e., the percentage of total product costs included in cost of sales which relate to products supplied by our wholesale operations) was 68.5%.

The gross profit on net sales at wholesale during the nine months ended September 30, 2014 and 2013 was 31.5% and 29.8%, respectively. The purchase accounting adjustments to cost of sales negatively impacted wholesale’s gross profit percentage during the first nine months of 2014 and 2013 by 130 basis points and 270 basis points, respectively. Excluding the impact of purchase accounting, the gross profit percentage during the nine months ended September 30, 2014 was slightly higher than during the corresponding period of 2013 principally due to the leveraging of fixed distribution and manufacturing costs, partially offset by changes in sales mix, including higher international sales and increased royalties due to higher sales of licensed product.

Operating expenses

Wholesale selling expenses were $54.9 million during the nine months ended September 30, 2014 and $51.1 million during the corresponding period of 2013. The $3.8 million or 7.4% increase was principally due to inflationary cost increases and unfavorable foreign currency exchange. Wholesale selling expenses were 11.3% and 11.5% of net wholesale sales during 2014 and 2013, respectively. As a result of the application of the acquisition method of accounting, we increased the values of certain intangible assets and property, plant and equipment. The impact of such adjustments on depreciation and amortization expense increased wholesale selling expenses during the nine months ended September 30, 2014 and 2013 by $5.4 million and $6.5 million, respectively.

Retail operating expenses during the first nine months of 2014 and 2013 were $261.5 million and $245.3 million, respectively. Retail operating expenses during 2014 were $16.3 million or 6.6% higher than in 2013. Approximately $9 million of the increase was due to the May 2013 acquisition of iParty and the March 2013 acquisition of Party Delights. The remainder of the increase was due to the operation of approximately 23 additional stores and inflationary cost increases, which were partially offset by lower advertising costs, due to timing. Retail operating expenses were 27.0% and 27.9% of net retail sales during the first nine months of 2014 and 2013, respectively.

Franchise expenses during the first nine months of 2014 and 2013 were $10.3 million and $9.9 million, respectively.

General and administrative expenses during the nine months ended September 30, 2014 and 2013 were $107.6 million and $107.7 million, respectively. Inflationary cost increases and the impact of general and administrative costs at Party Delights, which was acquired in March 2013, were offset by the elimination, in 2014, of approximately $4 million of iParty general and administrative costs, which were incurred during the first nine months of 2013, as part of the synergies related to the May 2013 acquisition. General and administrative expenses were 7.3% and 8.1% of total revenues during the first nine months of 2014 and 2013, respectively.

Art and development costs totaled $14.5 million during both the nine months ended September 30, 2014 and the nine months ended September 30, 2013. The costs were 1.0% and 1.1% of total revenues during 2014 and 2013, respectively.

Interest expense, net

Interest expense, net, totaled $117.1 million during the nine months ended September 30, 2014, compared to $103.6 million during the corresponding period of 2013. The increase was principally due to the August 2013 issuance of the senior PIK toggle notes. Such impact was partially offset by the February 2013 and February 2014 amendments of the Term Loan Facility, which lowered the interest rate by 150 basis points and 25 basis points, respectively.

Other expense, net

Other expense, net, was $4.4 million during the nine months ended September 30, 2014, compared to $16.0 million during the same period of 2013.

During February 2014, we amended the Term Loan Facility. In conjunction with the refinancing, we wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, we wrote-off $0.6 million of the net original issuance discount that existed as of the time of the amendment and $0.7 million of the unamortized call premium that existed at the time of the amendment. Also in conjunction with the refinancing, we expensed $1.4 million of banker and legal fees. See Note 11 to the condensed consolidated financial statements included elsewhere in this prospectus for further discussion.

During the first nine months of 2014, we received $4.6 million of business interruption insurance proceeds related to the impact of Superstorm Sandy in 2012 and recorded the amount in other expense, net.

Additionally, during February 2013, we amended the Term Loan Facility. In conjunction with the refinancing, we wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, we wrote-off $2.3 million of the net original issuance discount that existed as of the time of the amendment. Also in conjunction with the refinancing, we expensed $2.5 million of a call premium and $1.6 million of banker and legal fees.

Income tax benefit

The income tax benefit for the nine months ended September 30, 2014 was determined based upon our estimated consolidated effective income tax rate for the year ending December 31, 2014. The difference between the estimated consolidated effective income tax rate for the year ending December 31, 2014 and the U.S. federal statutory rate is primarily attributable to unrecognized foreign tax credits and state income taxes, partially offset by a foreign rate differential and available domestic manufacturing deductions.

Year Ended December 31, 2013 Compared To Period From July 28, 2012 to December 31, 2012 and Period From January 1, 2012 to July 27, 2012

The following tables set forth our operating results and operating results as a percentage of total revenues for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012.

	Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Year Ended December 31, 2013
	Predecessor		Successor		Successor
	(Dollars in thousands)
Revenues:
Net sales	$930,903	99.0%	$964,330	99.0%	$2,026,272	99.1%
Royalties and franchise fees	9,281	1.0	9,312	1.0	18,841	0.9

Total revenues	940,184	100.0	973,642	100.0	2,045,113	100.0
Expenses:
Cost of sales	574,048	61.1	636,410	65.4	1,259,188	61.6
Wholesale selling expenses	31,568	3.4	28,096	2.9	68,102	3.3
Retail operating expenses	166,047	17.7	172,168	17.7	369,996	18.1
Franchise expenses	6,579	0.7	6,128	0.6	13,320	0.7
General and administrative expenses	101,502	10.7	65,890	6.8	146,094	7.1
Art and development costs	10,824	1.1	8,201	0.8	19,311	1.0
Impairment of trade name	0	0.0	0	0.0	7,500	0.3

Total expenses	890,568	94.7	916,893	94.2	1,883,511	92.1

Income from operations	49,616	5.3	56,749	5.8	161,602	7.9
Interest expense, net	41,970	4.5	62,062	6.4	143,406	7.0
Other expense, net	22,245	2.4	26,157	2.7	18,478	0.9

Loss before income taxes	(14,599)	(1.6)	(31,470)	(3.3)	(282)	0.0
Income tax expense (benefit)	403	0.0	(1,322)	(0.1)	(4,525)	(0.2)

Net (loss) income	(15,002)	(1.6)	(30,148)	(3.1)	4,243	0.2
Less: net income attributable to noncontrolling interests	96	0.0	60	0.0	224	0.0

Net (loss) income attributable to Party City Holdco Inc.	$(15,098)	(1.6)%	$(30,208)	(3.1)%	$4,019	0.2%

Revenues

The following table sets forth our total revenues for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012.

	Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Year Ended December 31, 2013
	Predecessor		Successor		Successor
	Dollars in Thousands	Percentage of Total Revenues	Dollars in Thousands	Percentage of Total Revenues	Dollars in Thousands	Percentage of Total Revenues
Net Sales:
Wholesale	$512,473	54.5%	$510,277	52.4%	$1,080,740	52.9%
Eliminations	(194,659)	(20.7)%	(245,219)	(25.2)%	(487,990)	(23.9)%

Net wholesale	317,814	33.8%	265,058	27.2%	592,750	29.0%
Retail	613,089	65.2%	699,272	71.8%	1,433,522	70.1%

Total net sales	930,903	99.0%	964,330	99.0%	2,026,272	99.1%
Royalties and franchise fees	9,281	1.0%	9,312	1.0%	18,841	0.9%

Total revenues	$940,184	100.0%	$973,642	100.0%	$2,045,113	100.0%

Retail

Retail net sales for the year ended December 31, 2013 totaled $1,433.5 million. Net sales during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $699.3 million and $613.1 million, respectively. The changes in basis resulting from the Transactions did not impact our retail net sales. Retail net sales during the year ended December 31, 2013 increased $121.2 million or 9.2% compared to the corresponding period of 2012. Retail net sales at our Party City stores (excluding iParty stores acquired during May 2013) totaled $1,181.3 million and were $60.8 million or 5.4% higher than the corresponding period of 2012. Additionally, our domestic retail e-commerce sales totaled $101.5 million during 2013 and were $5.4 million or 5.6% higher than the corresponding period of 2012. Retail net sales during 2012 were negatively impacted by approximately $8 million as a result of the timing of New Year’s Eve, as the 2012 fiscal year for our retail operations began on January 1, 2012 and ended on December 29, 2012. The 2013 fiscal year for our retail operations began on December 30, 2012 and ended on December 28, 2013. Same-store sales for the Party City brand (including retail e-commerce sales and sales at acquired stores, to the extent that the stores were converted to the Party City format and included in our sales for the comparable period of the prior year) increased by 2.9% during 2013 due to a 2.7% increase in average transaction dollar size and a 0.2% increase in transaction count. Excluding the impact of e-commerce, same-store sales increased by 2.7% due to a 2.6% increase in average transaction dollar size and a 0.1% increase in transaction count. Domestic retail e-commerce sales increased by 5.6% due to a 4.2% increase in transaction count and a 1.4% increase in average transaction dollar size. The timing of New Year’s Eve positively impacted same-store sales for the Party City brand and Party City stores by 0.7% each. The overall increase in Party City store sales also reflects the operation of 20 additional stores during 2013 as 25 stores were opened and five stores were closed during the year. The May 2013 acquisition of iParty contributed $57.1 million to net sales. All 54 iParty stores were re-branded and re-merchandised as Party City stores prior to the end of 2013. Net sales at our temporary Halloween City stores totaled $75.3 million and were $13.7 million lower than 2012 due to a decrease in the number of temporary stores opened in 2013 (approximately 350 stores) compared to 2012 (approximately 420 stores). The average sales per Halloween City store was 3.0% higher during the five-week period ended November 2, 2013 than during the corresponding period of 2012. The March 2013 acquisition of Party Delights Ltd., our international retail e-commerce operations, contributed $16.9 million to net sales. Sales at all other formats totaled $1.4 million in 2013 and were $5.3 million lower than the corresponding period of 2012 due to the closure of our remaining outlet stores.

Wholesale

Wholesale net sales during the year ended December 31, 2013 totaled $592.8 million. Net sales during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $265.1 million and $317.8 million, respectively. The changes in basis resulting from the Transactions did not impact our wholesale net sales. Wholesale net sales during 2013 were $9.9 million, or 1.7%, higher than during 2012. During 2013, net sales to domestic party goods retailers, including our franchisee network, and to domestic party goods distributors totaled $290.7 million and were $1.2 million or 0.4% higher than during 2012. Sales of Halloween-related product increased by approximately $4 million principally due to higher sales of our Christy’s costume line. In addition, contract manufacturing sales of tableware at our manufacturing operations were approximately $3.0 million higher than 2012. These increases were partially offset by the elimination of an additional $6.0 million of intercompany sales as a result of our May 2013 acquisition of iParty. Net sales of metallic balloons to domestic distributors and others totaled $83.1 million and were $0.5 million, or 0.6% lower than in 2012, as the impact of the temporary helium shortage was substantially offset by a shift of approximately $2 million of Valentine’s Day sales into December 2013 (the corresponding sales shipped in January 2013 during the prior Valentine’s Day selling season). International net sales, including U.S. export sales, totaled $219.0 million and were $9.2 million or 4.4% higher than in the corresponding period of 2012 despite foreign currency negatively impacting 2013 sales by approximately $1.0 million. International sales of Christy’s costumes and Christy’s garments and accessories increased by approximately $8.0 million and $5.0 million, respectively, in 2013. These favorable variances were partially offset by lower sales in the U.K., primarily due to 2012 benefiting from the Queen’s Jubilee and the London Olympics.

Intercompany sales to our retail affiliates were $488.0 million during 2013. Intercompany sales to our retail affiliates during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $245.2 million and $194.7 million, respectively. Intercompany sales during 2013 were $48.1 million or 10.9% higher than the corresponding period of 2012, reflecting an increase in our wholesale share of shelf at our retail operations (principally additional sales of Christy’s costumes), as well as our acquisition of iParty during May 2013 (which resulted in approximately $28.0 million of subsequent sales to iParty being included in intercompany sales). Intercompany sales represented 45.1% of total wholesale sales during 2013, compared to 43.0% during 2012. The intercompany sales of our wholesale segment are eliminated against the intercompany purchases of our retail segment in the consolidated financial statements.

Royalties and franchise fees

Royalties and franchise fees for the year ended December 31, 2013, which were not affected by the basis changes caused by the Transactions, totaled $18.8 million and were principally consistent with the corresponding period of 2012.

Gross Profit

Our total gross profit on net sales during the year ended December 31, 2013 was 37.9%. The total gross profit on net sales during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were 34.0% and 38.3%, respectively. As a result of the Transactions, we applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased our cost of sales during the year ended December 31, 2013 and the period from July 28, 2012 to December 31, 2012 by $25.2 million and $58.6 million, respectively, as the related inventory was sold. Further, during the application of the acquisition method of accounting, we increased the values of certain intangible assets and its property, plant and equipment. The impact of such adjustments on depreciation and amortization expense increased our cost of sales during the year ended December 31, 2013 and the period from July 28, 2012 to December 31, 2012 by $25.9 million and $15.4 million, respectively. The purchase accounting adjustments to cost of sales negatively impacted our gross profit percentage during 2013 and the period from July 28, 2012 to December 31, 2012 by 250 basis points and 770 basis points, respectively.

The following table sets forth our gross profit for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012.

	Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012		Year Ended December 31, 2013
	Predecessor		Successor		Successor
	Dollars in Thousands	Percentage of Net Sales	Dollars in Thousands	Percentage of Net Sales	Dollars in Thousands	Percentage of Net Sales
Wholesale	$112,205	35.3%	$72,415	27.3%	$184,870	31.2%
Retail	244,650	39.9	255,505	36.5	582,214	40.6

Total	$356,855	38.3%	$327,920	34.0%	$767,084	37.9%

The gross profit on net sales at retail during 2013 was 40.6%. The gross profit on net sales at retail during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were 36.5% and 39.9%, respectively. The purchase accounting adjustments to cost of sales negatively impacted retail’s gross profit percentage during 2013 and during the period from July 28, 2012 to December 31, 2012 by 250 basis points and 780 basis points, respectively. During 2013, our wholesale operations’ share of shelf at our domestic Party City stores (excluding iParty stores) and our retail e-commerce operations (i.e., the percentage of total product costs included in cost of sales which relate to products supplied by our wholesale operations) was 67.5%. Our Canadian retail share of shelf was 67.3%.

The gross profit on net sales at wholesale during 2013 was 31.2%. The gross profit on net sales at wholesale during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were 27.3% and 35.3%, respectively. The purchase accounting adjustments to cost of sales negatively impacted wholesale’s gross profit percentage during 2013 and during the period from July 28, 2012 to December 31, 2012 by 250 basis points and 730 basis points, respectively. The percentage during 2013 was also impacted by changes in product mix, including greater licensed product sales and the introduction of additional value line tableware products.

Operating expenses

Wholesale selling expenses were $68.1 million during 2013, $28.1 million during the period from July 28, 2012 to December 31, 2012 and $31.6 million during the period from January 1, 2012 to July 27, 2012. As a result of the application of the acquisition method of accounting, we increased the values of certain intangible assets and its property, plant and equipment. The impact of such adjustments on depreciation and amortization expense increased wholesale selling expenses during 2013 and the period from July 28, 2012 to December 31, 2012 by $8.9 million and $3.8 million, respectively. Wholesale selling expenses were 11.5% of net wholesale sales during 2013, 10.6% of net wholesale sales during the period from July 28, 2012 to December 31, 2012 and 9.9% of net wholesale sales during the period from January 1, 2012 to July 27, 2012. Excluding the impact of the adjustments on depreciation and amortization expense, the wholesale selling expense percentage during the period from July 28, 2012 to December 31, 2012 was lower than during the period from January 1, 2012 to July 27, 2012 principally due to the impact of higher Halloween-related sales on fixed selling expenses.

Retail operating expenses during 2013 were $370.0 million. Retail operating expenses during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $172.2 million and $166.0 million, respectively. The changes in basis resulting from the Transactions did not impact retail operating expenses. Retail operating expenses during 2013 were $31.8 million or 9.4% higher than in 2012. The increase was principally due to $21.0 million of retail operating costs related to iParty and Party Delights, which were acquired during 2013. Additionally, during 2013, we operated 20 more Party City stores than during 2012. Retail operating expenses were 25.8% of retail net sales during both 2013 and 2012.

Franchise expenses during 2013 were $13.3 million. Franchise expenses during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $6.1 million and $6.6 million, respectively. Franchise expenses increased subsequent to July 27, 2012 principally due to increased amortization expense caused by the application of the acquisition method of accounting.

General and administrative expenses during 2013 were $146.1 million. General and administrative expenses during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 were $65.9 million and $101.5 million, respectively. In conjunction with the Transactions, we recorded $8.4 million of transaction costs in general and administrative expenses during the period from January 1, 2012 to July 27, 2012. Additionally, the Transactions accelerated the vesting of certain of our stock options and, as a result, we recorded $2.1 million of expense in general and administrative expenses during the period. Further, due to the vesting of such stock options, we made payments in lieu of dividends to the holders of such options and during the period from January 1, 2012 to July 27, 2012 we recorded a $16.1 million charge in general and administrative expenses. General and administrative expenses were 7.1%, 6.8% and 10.7% of total revenues during full-year 2013, the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012, respectively. Costs related to the Transactions increased the percentage for the period from January 1, 2012 to July 27, 2012 by 280 basis points. Additionally, the percentage for the period from July 28, 2012 to December 31, 2012 was lower than during the period from January 1, 2012 to July 27, 2012 principally due to the impact of higher Halloween-related sales on fixed expenses.

Art and development costs totaled $19.3 million during 2013. Art and development costs totaled $8.2 million and $10.8 million during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, respectively. Art and development costs as a percentage of total revenues were 1.0%, 0.8% and 1.1% during full-year 2013, the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012, respectively.

In conjunction with the Transactions, we applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including our Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that we expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, we made a strategic decision to open fewer temporary Halloween City stores and we expects to take a similar approach in 2014. As a result of a change in store performance and we decision to open fewer Halloween City stores than assumed in 2012, during 2013 we lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge.

Interest expense, net

Interest expense, net, totaled $143.4 million during 2013. Interest expense, net, was $62.1 million during the period from July 28, 2012 to December 31, 2012 and $42.0 million during the period from January 1, 2012 to July 27, 2012. Our interest expense subsequent to July 27, 2012 was higher than during the period from January 1, 2012 to July 27, 2012 due to the debt incurred in conjunction with the Transactions. Additionally, during August 2013, in order to pay a dividend, we issued $350.0 million of 8.75% notes which are due in 2019 (see Note 8 to the consolidated financial statements included elsewhere in this prospectus). The impact of the new notes was partially offset by our February 2013 amendment to the Term Loan Credit Agreement, which lowered the interest rate by 150 basis points (see Note 8 to the audited consolidated financial statements included elsewhere in this prospectus).

Other expense, net

Other expense, net, was $18.5 million during full-year 2013, $26.2 million during the period from July 28, 2012 to December 31, 2012 and $22.2 million during the period from January 1, 2012 to July 27, 2012.

During February 2013, we amended the Term Loan Credit Agreement (see Note 8 to the consolidated financial statements included elsewhere in this prospectus). In conjunction with the refinancing, we wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, we wrote-off $2.3 million of the net original issuance discount that existed as of the time of the amendment. Also in conjunction with the refinancing, we expensed $2.5 million of a call premium and $1.6 million of banker and legal fees. Full-year 2013 also included corporate development costs related to the acquisitions of iParty and Party Delights.

In conjunction with the Transactions, we recorded $24.6 million of transaction costs in other expense during the period from July 28, 2012 to December 31, 2012 and $19.7 million of transaction costs in other expense during the period from January 1, 2012 to July 27, 2012. Additionally, the period from January 1, 2012 to July 27, 2012 included $2.4 million in costs as a result of the termination of an initial public offering.

Income tax benefit

In addition to recording an income tax benefit at the statutory rate, during 2013 we recorded a $2.2 million state income tax benefit principally due to the impact of apportionment changes on future state income taxes associated with a deferred income tax liability on trade names. Additionally, we recorded a state income tax credit in the amount of $1.4 million due to a write-off of a deferred tax liability related to state bonus depreciation. See Note 13 to the consolidated financial statements included elsewhere in this prospectus for further discussion.

Period from January 1, 2012 to July 27, 2012 and Period from July 28, 2012 Compared to December 31, 2012 and Year Ended December 31, 2011

The following tables set forth our operating results and operating results as a percentage of total revenues.

	Year Ended December 31,		Period from January 1 to July 27,		Period from July 28 to December 31,
	2011		2012		2012
	(Predecessor)		(Predecessor)		(Successor)
			(dollars in thousands)
Revenues:
Net sales	$1,852,869	99.0%	$930,903	99.0%	$964,330	99.0%
Royalties and franchise fees	19,106	1.0	9,281	1.0	9,312	1.0

Total revenues	1,871,975	100.0	940,184	100.0	973,642	100.0
Expenses:
Cost of sales	1,118,973	59.8	574,048	61.1	636,410	65.4
Wholesale selling expenses	57,905	3.1	31,568	3.4	28,096	2.9
Retail operating expenses	325,332	17.3	166,047	17.7	172,168	17.7
Franchise expenses	13,685	0.7	6,579	0.7	6,128	0.6
General and administrative expenses	138,074	7.4	101,502	10.7	65,890	6.8
Art and development costs	16,636	0.9	10,824	1.1	8,201	0.8

Total expenses	1,670,605	89.2	890,568	94.7	916,893	94.2

Income from operations	201,370	10.8	49,616	5.3	56,749	5.8
Interest expense, net	77,743	4.2	41,970	4.5	62,062	6.4
Other expense, net	1,476	0.1	22,245	2.4	26,157	2.7

Income (loss) before income taxes	122,151	6.5	(14,599)	(1.6)	(31,470)	(3.3)
Income tax expense (benefit)	45,741	2.4	403	0.0	(1,322)	(0.1)

Net income (loss)	76,410	4.1	(15,002)	(1.6)	(30,148)	(3.1)
Less: net income attributable to noncontrolling interests	135	0.0	96	0.0	60	0.0

Net income (loss) attributable to Party City Holdco Inc.	$76,275	4.1%	$(15,098)	(1.6)%	$(30,208)	(3.1)%

Revenues

The following table sets forth the composition of our total revenues.

	Year Ended December 31, 2011		Period from January 1 to July 27, 2012		Period from July 28 to December 31, 2012
	(Predecessor)		(Predecessor)		(Successor)
	Dollars in Thousands	Percentage of Total Revenue	Dollars in Thousands	Percentage of Total Revenue	Dollars in Thousands	Percentage of Total Revenue
Revenues
Net sales
Wholesale	$940,073	50.2%	$512,473	54.5%	$510,277	52.4%
Eliminations	(355,168)	(19.0)%	(194,659)	(20.7)%	(245,219)	(25.2)%

Net wholesale	584,905	31.2%	317,814	33.8%	265,058	27.2%
Retail	1,267,964	67.8%	613,089	65.2%	699,272	71.8%

Total net sales	1,852,869	99.0%	930,903	99.0%	964,330	99.0%
Royalties and franchise fees	19,106	1.0%	9,281	1.0%	9,312	1.0%

Total revenues	$1,871,975	100.0%	$940,184	100.0%	$973,642	100.0%

Retail

Retail net sales for the period from January 1, 2012 to July 27, 2012 were $613.1 million. Net sales for the period from July 28, 2012 to December 31, 2012 were $699.3 million. The change in basis resulting from the Transactions did not impact our net sales. Retail net sales for full-year 2012 were $1,312.4 million and were $44.4 million, or 3.5%, higher than retail net sales for 2011. The retail net sales at our domestic superstores totaled $1,071.7 million during full-year 2012 and our domestic retail e-commerce sales totaled $96.1 million during full-year 2012, as compared to $76.0 million during 2011. Same-store sales for the domestic Party City brand, including retail e-commerce and all stores converted from the FCPO format to the Party City format prior to December 31, 2012, increased by 1.8% from 2011 reflecting a 2.5% increase in average transaction dollar size, partially offset by a 0.7% decrease in transaction count. Super Storm Sandy adversely impacted the combined sales of our Party City and Halloween City stores by approximately $10 million during the 2012 Halloween selling season. Further, full-year 2012 Party City sales were negatively impacted by approximately $8 million as a result of the timing of New Year’s Eve, as the fiscal year for our retail operations ended on December 29, 2012 (as opposed to on December 31st during 2011). In aggregate, Super Storm Sandy and the timing of New Year’s Eve adversely impacted our same-store sales for the domestic Party City brand by approximately 1.3%. Full year 2012 retail e-commerce sales increased by 26.6% as a 28.7% increase in transaction count was slightly offset by a 2.1% decrease in average transaction dollar size. Domestic superstore sales were positively impacted by the opening of 21 stores and the acquisition of six stores from franchisees, partially offset by the closure of five stores. Sales at Party City stores in Canada totaled $48.7 million during full-year 2012 and were $23.0 million higher than 2011 principally due to a full year of operations in 2012. Net sales at our temporary Halloween City stores (including Canadian locations) totaled $89.1 million during full-year 2012 or $16.9 million lower than 2011 principally due to the impact of Super Storm Sandy, as well as the impact of the Wednesday Halloween. Sales at outlet stores totaled $6.8 million during full-year 2012 and were $12.5 million lower than 2011 principally due to the closure of 25 stores during 2012.

Wholesale

Wholesale net sales for the period from January 1, 2012 to July 27, 2013 were $317.8 million. Wholesale net sales for the period from July 28, 2012 to December 31, 2012 were $265.1 million. The change in basis resulting from the Transactions did not impact our net sales. Net sales for full-year 2012 were $582.9 million and were $2.0 million, or 0.3%, lower than 2011. During full-year 2012, net sales to domestic party goods retailers, including our franchisee network, and to other domestic party goods distributors totaled $289.6 million and were $16.0 million, or 5.9%, higher than 2011. The growth in sales was principally driven by higher sales of our Christy’s costume line, approximately $8 million, and increased sales of juvenile birthday products across all channels, driven by both new licenses and new products for existing licenses, also approximately $8 million. Net sales of metallic balloons to domestic customers, excluding export sales, totaled $83.6 million during full-year 2012 and were $2.6 million, or 3.1%, lower than 2011, as distributors and retailers rationalized inventory levels in light of the temporary helium shortage. International net sales, including U.S. export sales, totaled $209.7 million during full-year 2012 and were $15.4 million, or 6.9%, lower than 2011. The decrease in international sales reflects several factors, including changes in foreign currency exchange rates (which resulted in a $5.4 million decrease in international net sales compared to 2011) and the July 2011 acquisition of Party City Canada, which resulted in the elimination of sales to Party City Canada during the seven months ended July 2012 (sales to Party City Canada were $3.1 million during the seven months ended July 2011). Additionally, sales volumes in Europe were adversely impacted by weaker economic conditions in 2012 and by changes in the timing of purchases by certain customers.

Intercompany sales to our retail affiliates were $439.9 million during full-year 2012 and were $84.7 million, or 23.9%, higher than 2011. Such sales represented 43.0% of total wholesale sales during 2012, compared to 37.8% during 2011. The increase in intercompany sales included higher sales of Christy’s costumes, juvenile birthday products and sports products. Additionally, intercompany sales reflect the acquisition of Party City Canada in July 2011. The intercompany sales of our wholesale segment are eliminated against the intercompany purchases of our retail segment in the consolidated financial statements.

Royalties and franchise fees

Royalties and franchise fees for the period from January 1, 2012 to July 27, 2012 were $9.3 million. Royalties and franchise fees for the period from July 28, 2012 to December 31, 2012 were also $9.3 million. The change in basis resulting from the Transactions did not impact royalties and franchise fees. Royalties and franchise fees for full-year 2012 were $18.6 million or $0.5 million lower than 2011, partially due to the operation of fewer franchise stores.

Gross Profit

Our total gross profit on net sales for the period from January 1, 2012 to July 27, 2012 was 38.3% and our total gross profit on net sales for the period from July 28, 2012 to December 31, 2012 was 34.0%. Our total gross profit on net sales for 2011 was 39.6%. As a result of the Acquisition, we applied the acquisition method of accounting, and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increased our cost of sales during the period from July 28, 2012 to December 31, 2012 by $58.6 million, as the related inventory was sold. Further, during the application of the acquisition method of accounting, we increased the values of certain intangible assets and its property, plant and equipment. The impact of such adjustments on depreciation expense and amortization expense increased our cost of sales during the period from July 28, 2012 to December 31, 2012 by $15.4 million. The adjustments to inventory, intangible assets and property, plant and equipment adversely impacted our gross profit percentage during the period from July 28, 2012 to December 31, 2012 by 770 basis points.

The following table sets forth our gross profit:

	Year Ended December 31, 2011		Period from January 1, 2012 to July 27, 2012		Period from July 28, 2012 to December 31, 2012
	(Predecessor)		(Predecessor)		(Successor)
	Dollars in Thousands	Percentage of Net Sales	Dollars in Thousands	Percentage of Net Sales	Dollars in Thousands	Percentage of Net Sales
Wholesale	$201,246	34.4%	$112,205	35.3%	$72,415	27.3%
Retail	532,650	42.0%	244,650	39.9%	255,505	36.5%

Total	$733,896	39.6%	$356,855	38.3%	$327,920	34.0%

The gross profit on net sales at wholesale during the period from January 1, 2012 to July 27, 2012 was 35.3% and the gross profit on net sales at wholesale during the period from July 28, 2012 to December 31, 2012 was 27.3%. The gross profit on net sales at wholesale during 2011 was 34.4%. The adjustments to inventory, intangible assets and property, plant and equipment adversely impacted wholesale’s gross profit percentage by 730 basis points during the period from July 28, 2012 to December 31, 2012. The gross profit on net sales at retail during the period from January 1, 2012 to July 27, 2012 was 39.9% and the gross profit on net sales at retail during the period from July 28, 2012 to December 31, 2012 was 36.5%. The gross profit on net sales at retail during 2011 was 42.0%. The adjustments to inventory, intangible assets and property, plant and equipment adversely impacted retail’s gross profit percentage by 780 basis points during the period from July 28, 2012 to December 31, 2012. Excluding the impact of the adjustments, retail’s gross profit on net sales was higher during the period from July 28, 2012 to December 31, 2012 than during the period from January 1, 2012 to July 27, 2012 due to the impact of higher sales levels during the Halloween selling season on fixed occupancy costs. During full-year 2012, our wholesale operations’ share of shelf at our domestic permanent stores and domestic e-commerce operations (i.e., the percentage of total product costs included in cost of sales which relate to products supplied by our wholesale operations) was 64.2%, compared to 60.5% during 2011. During full-year 2012, our Canadian retail share of shelf was 64.4%.

Operating expenses

Wholesale selling expenses were $31.6 million during the period from January 1, 2012 to July 27, 2012 and $28.1 million during the period from July 28, 2012 to December 31, 2012. Wholesale selling expenses were $57.9 million during 2011. Wholesale selling expenses were 9.9% of net wholesale sales during the period from January 1, 2012 to July 27, 2012, 10.6% of net wholesale sales during the period from July 28, 2012 to December 31, 2012 and 9.9% of net wholesale sales during 2011. As a result of the application of the acquisition method of accounting, we increased the values of certain intangible assets and its property, plant and equipment. The impact of such adjustments on depreciation expense and amortization expense increased wholesale selling expenses during the period from July 28, 2012 to December 31, 2012 by $3.8 million.

Retail operating expenses were $166.0 million during the period from January 1, 2012 to July 27, 2012, $172.2 million during the period from July 28, 2012 to December 31, 2012 and $325.3 million during 2011. The change in basis resulting from the Transactions did not impact retail operating expenses. Retail operating expenses during full-year 2012 were $338.2 million and were $12.9 million, or 4.0%, higher than 2011. The increase was principally due to $6.5 million of incremental operating expenses related to the July 2011 acquisition of Party City Canada and increased e-commerce costs consistent with the growth of our retail e-commerce business. Retail operating expenses were 27.1% of retail net sales during the period from January 1, 2012 to July 27, 2012, 24.6% during the period from July 28, 2012 to December 31, 2012 and 25.7% during 2011. Franchise expenses were $6.6 million during the period from January 1, 2012 to July 27, 2012, $6.1 million during the period from July 28, 2012 to December 31, 2012 and $13.7 million during 2011. There was a net decrease of seven franchise stores during 2012.

General and administrative expenses were $101.5 million during the period from January 1, 2012 to July 27, 2012, $65.9 million during the period from July 28, 2012 to December 31, 2012 and $138.1 million during full-year 2011. In conjunction with the Transactions, we recorded $8.9 million of transaction costs in general and administrative expenses during the period from January 1, 2012 to July 27, 2012. Additionally, the Acquisition accelerated the vesting of certain of our stock options and during the period we recorded $2.1 million of expense in general and administrative expenses. Further, due to the vesting of such stock options, we made payments in lieu of dividends to the holders of such options and during the period from January 1, 2012 to July 27, 2012 we recorded a $16.1 million charge in general and administrative expenses. During the application of the acquisition method of accounting, we increased the values of certain intangible assets and its property, plant and equipment. The impact of such adjustments on depreciation expense and amortization expense increased general and administrative expenses during the period from July 28, 2012 to December 31, 2012 by $2.7 million. General and administrative expenses were 10.7% of total revenues during the period from January 1, 2012 to July 27, 2012, 6.8% of total revenues during the period from July 28, 2012 to December 31, 2012 and 7.4% of total revenues during 2011. Costs related to the Transactions adversely impacted the January 1, 2012 to July 27, 2012 percentage by 280 basis points. Additionally, general and administrative expenses as a percentage of total revenues during the period from July 28, 2012 to December 31, 2012 were lower than during the period from January 1, 2012 to July 27, 2012 due to the impact of the higher sales levels during the Halloween selling season on fixed general and administrative costs.

Art and development costs totaled $10.8 million during the period from January 1, 2012 to July 27, 2012, $8.2 million during the period from July 28, 2012 to December 31, 2012 and $16.6 million during 2011. As a percentage of total revenues, art and development costs were 1.1% during the period from January 1, 2012 to July 27, 2012, 0.8% from July 28, 2012 to December 31, 2012 and 0.9% during 2011.

Interest expense, net

Interest expense, net, totaled $42.0 million during the period from January 1, 2012 to July 27, 2012, $62.1 million during the period from July 28, 2012 to December 31, 2012 and $77.7 million during 2011. Interest expense was higher during the period from July 28, 2012 to December 31, 2012 due to the increase in debt in conjunction with the Transactions.

Other expense, net

Other expense, net, was $22.2 million during the period from January 1, 2012 to July 27, 2012, $26.2 million during the period from July 28, 2012 to December 31, 2012 and $1.5 million during 2011. In conjunction with the Transactions, we recorded $19.7 million of transaction costs in other expense, during the period from January 1, 2012 to July 27, 2012 and $24.6 million of transaction costs during the period from July 28, 2012 to December 31, 2012. Additionally, the period from January 1, 2012 to July 27, 2012 included $2.5 million in costs as a result of the termination of an initial public offering.

Income tax expense

The effective income tax rate was (2.8%) during the period from January 1, 2012 to July 27, 2012, 4.2% during the period from July 28, 2012 to December 31, 2012 and 37.4% during 2011. The effective tax rates for the periods from January 1, 2012 to July 27, 2012 and July 28, 2012 to December 31, 2012 were impacted by non-deductible costs related to the Transactions. The effective tax rate during the period from July 28, 2012 to December 31, 2012 was impacted by the recording of a valuation allowance against certain deferred tax assets.

Liquidity and Capital Resources

Capital Structure

In conjunction with the closing of the Transactions, PCHI entered into the $400.0 million ABL Facility and the $1,125.0 million Term Loan Facility and amounts outstanding under PCHI’s previous $350.0 million ABL revolving credit facility and its previous $675.0 million term loan agreement were repaid. Additionally, in conjunction with the Transactions, on July 27, 2012, PCHI issued $700.0 million 8.875% senior notes and completed a cash tender offer for all of its outstanding $175.0 million 8.75% senior subordinated notes. On August 1, 2013, Nextco Holdings and Nextco Finance issued $350.0 million of 8.750%/9.500% senior PIK toggle notes. The net proceeds were distributed to us by Nextco Holdings and we used this cash to pay a one-time cash dividend to holders of our common stock totaling $338.0 million. See “Description of Certain Debt” for further details on the ABL Facility, Term Loan Facility, the senior notes and the senior PIK toggle notes. For additional information, refer to the credit agreements, indentures and related agreements filed as exhibits to this prospectus.

Other Credit Agreements

The Company has entered into several foreign credit facilities which provide it with additional borrowing capacity. At September 30, 2014, December 31, 2013 and December 31, 2012, borrowings under the foreign facilities totaled $0.7 million, $1.2 million and $9.9 million, respectively.

Other Indebtedness

Long-term borrowings at September 30, 2014, December 31, 2013 and December 31, 2012 included a mortgage note with the New York Job Development Authority in the amounts of $0.3 million, $1.2 million and $2.4 million, respectively. The mortgage note was amended during December 2009, extending the fixed monthly payments of principal and interest for a period of 60 months up to and including December 31, 2014. The note bears interest at the rate of approximately 2%, and is subject to review and adjustment semi-annually based on the New York Job Development Authority’s confidential internal protocols. The mortgage note is collateralized by our Chester, New York distribution facility.

Additionally, we have entered into various capital leases for machinery and equipment. At September 30, 2014, December 31, 2013 and December 31, 2012 the balances of such leases were $2.8 million, $2.9 million and $3.3 million, respectively. We also have numerous non-cancelable operating leases for its retail store sites, as well as several leases for offices, distribution and manufacturing facilities, showrooms and equipment. These leases generally contain renewal options and require us to pay real estate taxes, utilities and related insurance costs.

Liquidity

We expect that cash generated from operating activities and availability under our credit agreements will be our principal sources of liquidity. Based on our current level of operations, we believe these sources will be adequate to meet our liquidity needs for at least the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the ABL Facility and the Term Loan Facility in amounts sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. See “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”

Cash Flow Data—Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Net cash used in operating activities totaled $112.8 million and $63.3 million during the nine months ended September 30, 2014 and 2013, respectively. Net cash flows provided by operating activities before changes in operating assets and liabilities were $61.6 million during the first nine months of 2014, compared to $37.1 million during 2013, with the variance principally attributable to the increased profitability during 2014. Changes in operating assets and liabilities during the first nine months of 2014 and 2013 resulted in the use of cash of $174.4 million and $100.4 million, respectively, due to the seasonal Halloween working capital build. The Halloween working capital build was greater during the first nine months of 2014 than during the corresponding period of 2013 as an increase in inventory levels was driven by the impact of additional stores and new programs, as well as the earlier receipt of certain Halloween inventories and the anticipation of greater Halloween sales.

Net cash used in investing activities totaled $54.1 million during the nine months ended September 30, 2014, as compared to $90.6 million during the nine months ended September 30, 2013. Investing activities during 2013 included $48.6 million paid in connection with the acquisitions of iParty and Party Delights. Capital expenditures during the nine months ended September 30, 2014 and 2013 were $52.9 million and $42.1 million, respectively. Retail capital expenditures totaled $37.7 million during 2014 and principally related to store conversions and new stores. Wholesale capital expenditures totaled $15.2 million and primarily related to printing plates and dies, as well as machinery and equipment at our manufacturing operations.

Net cash provided by financing activities was $170.9 million during the nine months ended September 30, 2014, as compared to $162.9 million during the corresponding period of 2013. During both February 2014 and February 2013, we amended the Term Loan Facility. As all term loans outstanding at the time of the amendments were replaced with new term loans for the same principal amount, we included the total principal amounts, $1,111.0 million and $1,122.2 million, respectively, in both the repayment of loans, notes payable and long-term obligations and the proceeds from loans, notes payable and long-term obligations. Additionally, during the first nine months of 2013, we issued the senior PIK toggle notes and used the proceeds, net of expenses, to pay a dividend to shareholders. Excluding the impact of the issuance of the senior PIK toggle notes, net borrowings during 2014 were $6.8 million greater than during the corresponding period of 2013 as interest payments on the senior PIK toggle notes, the increased cash used in operating activities and the higher capital expenditures were substantially offset by the funding of the iParty and Party Delights acquisitions during 2013.

At September 30, 2014, we had $165.3 million of excess availability under the ABL Facility, after considering borrowing base restrictions.

Cash Flow Data—Year Ended December 31, 2013 Compared to Periods from January 1, 2012 to July 27, 2012 and July 28, 2012 to December 31, 2012

Net cash provided by operating activities totaled $135.8 million during 2013. Net cash used in operating activities totaled $35.5 million and $18.1 million during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, respectively. Net cash flows provided by operating activities before changes in operating assets and liabilities were $121.9 million during 2013. Net cash flows provided by operating activities before changes in operating assets and liabilities, which were impacted by the Transactions, were $9.0 million and $32.5 million during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, respectively. Changes in operating assets and liabilities during 2013 resulted in a source of cash of $13.9 million. Changes in operating assets and liabilities during the period from July 28, 2012 to December 31, 2012 and the period from January 1, 2012 to July 27, 2012 resulted in uses of cash in the amounts of $44.5 million and $50.6 million, respectively. The change in accounts payable, accrued expenses and income taxes payable during the period from July 28, 2012 to December 31, 2012 principally related to stock option payments, payments in lieu of dividends and other Transaction-related payments (see Note 5 to our consolidated financial statements included elsewhere in this prospectus for further discussion). The $50.6 million use of cash during the period from January 1, 2012 to July 27, 2012 was due to our seasonal working capital build.

Net cash used in investing activities totaled $112.5 million during 2013, as compared to $1,578.6 million during the period from July 28, 2012 to December 31, 2012 and $31.8 million during the period from January 1, 2012 to July 27, 2012. Investing activities during 2013 included $51.5 million paid in connection with certain acquisitions, including the acquisitions of iParty and Party Delights. Investing activities during the period from July 28, 2012 to December 31, 2012 included $1,562.2 million paid to our former owners in conjunction with the Transactions (see Note 5 to our consolidated financial statements included elsewhere in this prospectus for further discussion). Capital expenditures during 2013 were $61.2 million. Retail capital expenditures totaled $45.4 million during 2013 and principally related to store conversions (including the conversion of iParty stores) and new stores. Wholesale capital expenditures totaled $15.8 million and primarily related to printing plates/dies, machinery/equipment for our manufacturing operations and information technology expenditures.

Net cash used in financing activities was $18.4 million during 2013, as compared to $1,629.3 million provided by financing activities during the period from July 28, 2012 to December 31, 2012 and $33.3 million provided by financing activities during the period from January 1, 2012 to July 27, 2012. During 2013, we issued $350.0 million of notes at a 1% discount and used the proceeds, net of expenses, to pay a $338.0 million dividend. The cash inflow during the period from July 28, 2012 to December 31, 2012 related to the Transactions (see Note 5 to our consolidated financial statements included elsewhere in this prospectus for further discussion).

At December 31, 2013, we had $346.7 million of excess availability under the ABL Facility.

Cash Flow Data—Periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 Compared to Year Ended December 31, 2011

Net cash used in operating activities totaled $35.5 million during the period from July 28, 2012 to December 31, 2012 and $18.1 million during the period from January 1, 2012 to July 27, 2012, as compared to cash provided by operating activities of $161.3 million during 2011. The net cash outflow during the period from July 28, 2012 to December 31, 2012 was principally due to stock option payments, payments in lieu of dividends and other Transactions-related payments being principally offset by other operating cash inflows. See Notes 5 and 12 to the consolidated financial statements which are included elsewhere in this prospectus for further discussion of the Transactions-related payments.

Net cash used in investing activities totaled $1,578.6 million during the period from July 28, 2012 to December 31, 2012 and $31.8 million during the period from January 1, 2012 to July 27, 2012, as compared to $138.9 million during 2011. Our subsidiary, PCHI, was acquired on July 27, 2012 for aggregated consideration of approximately $2,690.0 million. The portion of the consideration that was not retained by us, $1,562.2 million, is included in cash paid in connection with acquisitions during the period from July 28, 2012 to December 31, 2012. Investing activities during the period from January 1, 2012 to July 27, 2012 included $3.1 million paid in connection with the acquisition of retail stores from franchisees. Investing activities during 2011 included $47.1 million paid in connection with the acquisition of Riethmüller, $31.8 million paid in connection with the acquisition of Party City Canada, $4.0 million paid in connection with the acquisition of the Christy’s Group, and $12.7 million paid in connection with the purchase of retail franchise stores. Capital expenditures during 2012 were principally consistent with 2011. Retail capital expenditures totaled $11.3 million and $22.0 million during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, respectively, and were principally for store conversions and new stores. Wholesale capital expenditures totaled $5.1 million and $6.9 million during the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, respectively, and were principally for printing plates and dies and data processing equipment.

Net cash provided by financing activities was $1,629.3 million during the period from July 28, 2012 to December 31, 2012 and $33.3 million during the period from January 1, 2012 to July 27, 2012, as compared to net cash used in financing activities of $19.8 million during 2011. Due to the Transactions, during the period from July 28, 2012 to December 31, 2012 amounts outstanding under our previous $350.0 million ABL revolving credit facility and previous $675.0 million term loan agreement were repaid and we entered into the ABL Facility, of which $115.0 million was drawn at closing, and the Term Loan Facility. Additionally, we issued $700.0 million of senior notes and repaid $175.0 million of then-existing notes. We paid $64.1 million of costs in conjunction with the issuance of the new debt. See the consolidated financial statements which are included elsewhere in this prospectus for further detail. Additionally, due to the acquisition, we received $833.9 million of capital contributions. The periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012 include excess tax benefits from stock options in the amounts of $0.6 million and $32.3 million, respectively. See the consolidated financial statements which are included elsewhere in this prospectus for further discussion.

Tabular Disclosure of Contractual Obligations

Our contractual obligations at December 31, 2013 are summarized by the year in which the payments are due in the following table (dollars in thousands):

	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt obligations (a)	$2,145,518	$12,466	$11,222	$11,222	$11,222	$11,222	$2,088,164
Capital lease obligations (a)	2,921	986	648	823	406	58	—
Operating lease obligations (b)	718,847	137,580	122,841	109,218	94,168	73,168	181,872
Purchase commitments (c)	29,695	15,695	14,000	—	—	—	—
Minimum product royalty obligations (a)	58,291	22,948	20,699	11,184	3,460	—	—

Total contractual obligations	$2,955,272	$189,675	$169,410	$132,447	$109,256	$84,448	$2,270,036

(a)	See our consolidated financial statements which are included elsewhere in this prospectus for further detail.
(b)	We are also an assignor with continuing lease liability for four stores sold to franchisees, and other parties, that expire through 2018. The assigned lease obligations continue until the applicable leases expire. The maximum amount of the assigned lease obligations may vary, but is limited to the sum of the total amount due under the lease. At December 31, 2013, the maximum amount of the assigned lease obligations was approximately $1.9 million and is not included in the table above.
(c)	We have certain purchase commitments requiring minimum purchase commitments. See our consolidated financial statements which are included elsewhere in this prospectus for further detail.

Not included in the above table are borrowings under the ABL Facility and our foreign credit facilities.

Not included in the above table are $0.3 million of net potential cash obligations associated with unrecognized tax benefits due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligations. Refer to the notes to the consolidated financial statements which are included elsewhere in this prospectus for further information related to unrecognized tax benefits.

Additionally, not included in the above table are expected interest payments associated with the Term Loan Facility, the senior notes, the PIK toggle notes, capital lease obligations and mortgage obligations, of approximately $140.0 million in 2014, $139.4 million in 2015, $138.9 million in 2016, $138.4 million in 2017, $137.9 million in 2018 and $143.2 million thereafter. Interest payments are estimates based on our debt’s scheduled maturities and stated interest rates or, for variable rate debt, interest rates as of December 31, 2013. Additionally, payments for the PIK toggle notes are assumed to be made in cash. Our estimates do not reflect interest payments on the credit facilities or the possibility of additional interest from the refinancing of our debt as such amounts are not determinable.

The above table also does not reflect net proceeds from this offering and the proposed use of proceeds to repay indebtedness. See “Use of Proceeds.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Effects of Inflation

Although we expect that our operating results will be influenced by general economic conditions, we do not believe that inflation has had a material effect on our results of operations during the periods presented. However, there can be no assurance that our business will not be affected by inflation in the future.

Critical Accounting Policies and Procedures

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the consolidated financial statements included herein.

We believe our application of accounting policies, and the estimates inherently required by these policies, are reasonable. These accounting policies and estimates are constantly re-evaluated and adjustments are made when facts and circumstances dictate a change. Historically, we have found the application of accounting policies to be reasonable, and actual results generally do not differ materially from those determined using necessary estimates.

Revenue Recognition

Our terms of sale to retailers and other distributors for substantially all of our sales is FOB shipping point and, accordingly, title and the risks and rewards of ownership are transferred to the customer, and revenue is recognized, when goods are shipped. We estimate reductions to revenues for volume-based rebate programs at the time sales are recognized.

Wholesale sales returns are not significant as, generally, we only accept the return of goods that were shipped to retailers in error.

Revenue from retail operations is recognized at the point of sale. We estimate future retail sales returns and record a provision in the period that the related sales are recorded based on historical information. Retail sales are reported net of taxes collected.

Franchise fee revenue is recognized upon the completion of our performance requirements and the opening of the franchise store. In addition to the initial franchise fee, we also recognize royalty fees generally ranging from 4% to 6% and advertising fund fees ranging from 1% to 2.25% based upon the franchised stores’ reported gross retail sales. The terms of our franchise agreements also provide for payments to franchisees based on domestic retail e-commerce sales originating from specified areas relating to the franchisees’ contractual territory. The amounts paid vary based on several factors, including the profitability of our e-commerce sales, and are expensed at the time of sale.

Store Closure Costs

We record estimated store closure costs, estimated lease commitment costs net of estimated sublease income and other miscellaneous store closing costs when the liability is incurred.

Product Royalty Agreements

We enter into product royalty agreements that allow us to use licensed designs on certain of our products. These contracts require us to pay royalties, generally based on the sales of such product and may require guaranteed minimum royalties, a portion of which may be paid in advance. We match royalty expense with revenue by recording royalties at the time of sale, at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and our estimate of sales during the contract period. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets in either prepaid expenses and other current assets or other assets, depending on the nature of the royalties.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers and franchisees to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including consideration of our history of receivable write-offs, the level of past due accounts and the economic status of our customers. In an effort to identify adverse trends relative to customer economic status, we assess the financial health of the markets we operate in and perform periodic credit evaluations of our customers and ongoing reviews of account balances and aging of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Because we cannot predict future changes in economic conditions and in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and could impact our allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments regarding, among other things, future demand and market conditions, current inventory levels and the impact of the possible discontinuation of product designs.

We determine the cost of inventory at our retail stores using the weighted average method. All other inventory cost is determined principally using the first-in, first-out method.

We estimate retail inventory shortage for the period between physical inventory dates on a store-by-store basis. Our inventory shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for estimating shrinkage.

Long-Lived and Intangible Assets (including Goodwill)

We review the recoverability of our long-lived assets, including finite-lived intangible assets, whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. For purposes of recognizing and measuring impairment, we evaluate long-lived assets other than goodwill based upon the lowest level of independent cash flows ascertainable to evaluate impairment. If the sum of the undiscounted future cash flows expected over the remaining asset life is less than the carrying value of the assets, we may recognize an impairment loss. The impairment related to long-lived assets is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not readily available, we estimate fair values using expected discounted future cash flows. Such estimates of fair value require significant judgment, and actual fair value could differ due to changes in the expectations of cash flows or other assumptions, including discount rates.

In the evaluation of the fair value and future benefits of finite long-lived assets attached to retail stores, we perform our cash flow analysis on a store-by-store basis. Various factors including future sales growth and profit margins are included in this analysis. To the extent these future projections or strategies change, the conclusion regarding impairment may differ from the current estimates.

Goodwill is reviewed for potential impairment on an annual basis or more frequently if circumstances indicate a possible impairment.

For purposes of testing goodwill for impairment, reporting units are determined by identifying individual components within our organization which constitute a business for which discrete financial information is available and is reviewed by management. Components within a segment are aggregated to the extent that they have similar economic characteristics. Based on this evaluation, we have determined that our operating segments, wholesale and retail, represent our reporting units for the purposes of our goodwill impairment test.

If necessary, we estimate the fair value of each reporting unit using expected discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, the excess, if any, of the fair value of the reporting unit over amounts allocable to the unit’s other assets and liabilities is the implied fair value of goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The fair value of a reporting unit refers to the amount at which the unit as a whole could be sold in a current transaction between willing parties. The determination of such fair value is subjective, and actual fair value could differ due to changes in the expectations of cash flows or other assumptions including discount rates.

Insurance Accruals

Our consolidated balance sheet includes significant liabilities with respect to self-insured workers’ compensation, medical and general liability claims. We estimate the required liability for such claims based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). Adjustments to earnings resulting from changes in historical loss trends have been insignificant. Further, we do not anticipate any significant change in loss trends, settlements or other costs that would cause a significant change in our earnings.

Income Taxes

Temporary differences arising from differing treatment of income and expense items for tax and financial reporting purposes result in deferred tax assets and liabilities that are recorded on the balance sheet. These balances, as well as income tax expense, are determined through management’s estimations, interpretation of tax law for multiple jurisdictions and tax planning. However, inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to our operations. If our actual results differ from estimated results due to changes in tax laws or tax planning, our effective tax rate and tax balances could be affected. As such, these estimates may require adjustment in the future as additional facts become known or as circumstances change.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. These provisions prescribe a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. In accordance with these provisions, we recognize a tax benefit when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. We measure the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. We reverse previously recognized tax benefits if we determine that the tax position no longer meets the more-likely-than-not threshold of being sustained. We accrue interest and penalties related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

Accounting for stock-based compensation requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The value of our stock-based awards is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results and future estimates may differ substantially from our current estimates.

We granted 2,583 stock options during 2013, 2,367 of which were granted on April 1, 2013. With the assistance of an independent third-party valuation firm, we determined the fair value of the common stock underlying such options by using a market approach and an income approach and taking the average of the two approaches. The market approach involved estimating EBITDA multiples and the income approach involved estimating future cash flows and determining the present value of such cash flows based on a discount rate. The estimates are complex and subjective. Once our shares begin trading, estimates will not be necessary for purposes of determining the value of our stock for future stock option grants. See Note 12 of the consolidated financial statements, included elsewhere in this prospectus, for a discussion of additional inputs which were used for purposes of determining the fair value of our stock options.

Recently Issued Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The update clarifies that a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. The pronouncement will be effective for us during the first quarter of 2016. We do not believe that the pronouncement will have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The pronouncement contains a five-step model which replaces most existing revenue recognition guidance. The update will be effective for us during the first quarter of 2017 and can be applied retrospectively to prior reporting periods or through a cumulative-effect adjustment as of the date of adoption. We are in the process of evaluating the impact of the pronouncement on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The update changes the criteria for reporting discontinued operations and enhances disclosures related to disposals of components of an entity. The pronouncement will be effective for us during the first quarter of 2015. Although we continue to review this pronouncement, we do not believe that it will have a material impact on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The update provides guidance on the financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. We adopted the update during the first quarter of 2014 and such adoption did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. The pronouncement states that a cumulative translation adjustment is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with the derecognition guidance on investments in entities. We adopted the update during the first quarter of 2014 and such adoption did not have a material impact on our consolidated financial statements.

Quarterly Results

Despite a concentration of holidays in the fourth quarter of the year, as a result of our expansive product lines and customer base and increased promotional activities, the impact of seasonality on the quarterly results of our wholesale operations has been limited. However, due to Halloween and Christmas, the inventory balances of our wholesale operations are slightly higher during the third quarter than during the remainder of the year. Additionally, the promotional activities of our wholesale business, including special dating terms, particularly with respect to Halloween products sold to retailers and other distributors, result in slightly higher accounts receivable balances during the third quarter. Our retail operations are subject to significant seasonal variations. Historically, our retail segment has realized a significant portion of its revenues, cash flow and net income in the fourth quarter of the year, principally due to our Halloween sales in October and, to a lesser extent, year-end holiday sales.

As a result of the Transactions, the financial information for the period after July 27, 2012 represents the financial information of the “Successor” company. Prior to, and including, July 27, 2012, the consolidated financial statements include the accounts of the “Predecessor” company. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable. The following table sets forth our historical revenues, gross profit, income (loss) from operations, net income (loss) and net income (loss) attributable to Party City Holdco Inc. for the quarters ended March 31, 2011 (Predecessor), June 30, 2011 (Predecessor), September 30, 2011 (Predecessor), December 31, 2011 (Predecessor), March 31, 2012 (Predecessor), June 30, 2012 (Predecessor), for the periods from July 1, 2012 to July 27, 2012 (Predecessor) and July 28, 2012 to September 30, 2012 (Successor), December 31, 2012 (Successor), March 31, 2013 (Successor), June 30, 2013 (Successor), September 30, 2013 (Successor), December 31, 2013 (Successor), March 31, 2014 (Successor), June 30, 2014 (Successor) and September 30, 2014 (Successor) (dollars in thousands):

	For the Three Months Ended, (Successor)
	March 31,		June 30,		September 30,
2014:
Revenues:
Net sales	$429,220		$487,182		$538,671
Royalties and franchise fees	3,767		4,392		3,990
Gross profit	154,839	(a)	182,664	(a)	184,146	(a)
Income from operations	15,906	(a)	40,305	(a)	28,778	(a)
Net (loss) income	(19,912	)(a)(b)	2,456	(a)	(5,410	)(a)
Net (loss) income attributable to Party City Holdco Inc.	(19,912	)(a)(b)	2,456	(a)	(5,410	)(a)

	For the Three Months Ended, (Successor)
	March 31,		June 30,		September 30,		December 31,
2013:
Revenues:
Net sales	$397,655		$441,976		$483,585		$703,056
Royalties and franchise fees	3,893		4,253		3,815		6,880
Gross profit	130,457	(a)	154,599	(a)	160,902	(a)	321,126	(a)
Income from operations	4,171	(a)	14,598	(a)	10,737	(a)	132,096	(a)(c)
Net (loss) income	(27,100	)(a)(b)	(12,525	)(a)	(11,875	)(a)	55,743	(a)(c)
Net (loss) income attributable to Party City Holdco Inc.	(27,213	)(a)(b)	(12,591	)(a)	(11,920	)(a)	55,743	(a)(c)

	For the Three Months Ended March 31, (Predecessor)	For the Three Months Ended June 30, (Predecessor)	For the period from July 1, to July 27, (Predecessor)		For the period from July 28, to September 30, (Successor)		For the Three Months Ended December 31, (Successor)
2012:
Revenues:
Net sales	$379,281	$429,440	$122,182		$324,525		$639,805
Royalties and franchise fees	3,796	4,440	1,045		2,797		6,515
Gross profit	142,657	169,592	44,606		77,017	(a)	250,903	(a)
Income (loss) from operations	21,157	44,729	(16,270	)(d)	(28,676	)(a)	85,425	(a)
Net income (loss)	2,084	16,042	(33,128	)(e)	(55,114	)(a)(f)	24,966	(a)
Net income (loss) attributable to Party City Holdco Inc.	2,044	15,991	(33,133	)(e)	(55,175	)(a)(f)	24,967	(a)

	For the Three Months Ended, (Predecessor)
	March 31,	June 30,	September 30,	December 31,
2011:
Revenues:
Net sales	$352,501	$411,502	$436,186	$652,680
Royalties and franchise fees	3,681	4,550	3,962	6,913
Gross profit	127,486	163,715	148,039	294,656
Income from operations	16,608	43,022	11,276	130,464
Net (loss) income	(2,492)	14,578	(5,820)	70,144
Net (loss) income attributable to Party City Holdco Inc.	(2,563)	14,532	(5,922)	70,228

(a)	As a result of the Acquisition, we applied the acquisition method of accounting and increased the value of our inventory by $89.8 million as of July 28, 2012. Such adjustment increased our cost of sales during the periods from July 28, 2012 to September 30, 2012, October 1, 2012 to December 31, 2012, January 1, 2013 to March 31, 2013, April 1, 2013 to June 30, 2013, July 1, 2013 to September 30, 2013, October 1, 2013 to December 31, 2013, January 1, 2014 to March 31, 2014, April 1, 2014 to June 30, 2014 and July 1, 2014 to September 30, 2014 by $27.8 million, $30.8 million, $10.8 million, $8.5 million, $2.6 million, $3.3 million, $1.4 million, $1.4 million and $0.6 million, respectively, as the related inventory was sold. See the notes to the consolidated financial statements for further detail.
(b)	During February 2013, the Term Loan Facility was amended. In conjunction with that amendment, we wrote-off $5.9 million of costs that had been capitalized during the initial issuance of the debt. Additionally, we wrote-off $2.3 million of the net original issuance discount that existed as of the time of that amendment. Also in conjunction with that amendment, we expensed $2.5 million of a call premium and $1.6 million of investment banking and legal fees. All of the charges were recorded in other expense in our condensed consolidated statement of operations and comprehensive loss. During February 2014, we amended the Term Loan Facility again. In conjunction with the refinancing, we wrote-off $1.6 million of costs that had been capitalized during the issuance of the debt. Additionally, we wrote-off $0.6 million of the net original issuance discount and $0.8 million of the unamortized call premium that existed at the time of the amendment. Also, in conjunction with the refinancing, we expensed $1.4 million of banker and legal fees. All of these charges were recorded in other expense in our condensed consolidated statement of operations and comprehensive loss. For further discussion, see the notes to the consolidated financial statements which are included elsewhere in this prospectus.
(c)	In conjunction with the Transactions, we applied the acquisition method of accounting and allocated the $2.7 billion acquisition price to various tangible and intangible assets, including our Halloween City trade name. The value that was ascribed to the trade name was based on the number of Halloween City stores that we expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that we open during a season is driven by many factors, including the availability of suitable locations. During 2013, we made a strategic decision to open fewer temporary Halloween City stores and we expect to take a similar approach in 2014. As a result of a change in store performance and our decision to open fewer Halloween City stores than assumed in 2012, during 2013 we lowered the value of its Halloween City trade name by recording a $7.5 million impairment charge.
(d)	Includes: $8.4 million of compensation expense related to the Acquisition, $2.1 million of stock-based compensation expense related to the Acquisition and $16.1 million of expense for payments in lieu of dividends. See the notes to the consolidated financial statements for further detail, including a discussion of the income tax impact.
(e)	Includes: $28.1 million of costs related to the Acquisition, $2.1 million of stock-based compensation expense related to the Acquisition and $16.1 million of expense for payments in lieu of dividends. See the notes to the consolidated financial statements for further detail, including a discussion of the income tax impact.
(f)	Includes: $24.6 million of costs related to the Acquisition.

Quantitative and Qualitative Disclosures about Market Risk

As a result of our variable rate indebtedness, our earnings are affected by changes in interest rates. From time to time we have utilized interest rate swap agreements to manage the risk associated with such changes. As discussed in the notes to the consolidated financial statements included elsewhere in this prospectus, on July 27, 2012 all amounts outstanding under the $675.0 million term loan agreement were repaid and our subsidiary, PCHI, entered into the Term Loan Facility. Assuming that the refinancing had occurred on January 1, 2011, if market interest rates for our variable rate indebtedness averaged 2% more than the actual rates, during 2013, 2012 and 2011 the interest expense amounts in our consolidated financial statements included elsewhere in this prospectus would have increased by $25.0 million, $25.3 million and $25.3 million during 2013, 2012 and 2011, respectively. The income (loss) before income taxes for the three years would have also been impacted by the same amounts. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and considering any interest rate swap agreements. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could potentially take action to mitigate our exposure to the change. However, due to the uncertainty of the specific actions that we would take and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

As a result of the sale of our products in foreign markets, our earnings are affected by fluctuations in the value of the U.S. dollar when compared to the values of foreign currencies. Although we periodically enter into foreign currency forward contracts to hedge against the earnings impact of such fluctuations, we (1) may not be able to achieve hedge effectiveness in order to qualify for hedge-accounting treatment and, therefore, would record any gain or loss on the mark-to-market of the contracts in other expense (income) and (2) may not be able to hedge such risks completely or permanently. A uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which our foreign sales are denominated would have decreased income from operations, as stated in the consolidated financial statements included elsewhere in this prospectus, by $12.4 million, $5.5 million, $6.6 million and $12.4 million during full-year 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and full-year 2011, respectively. The income (loss) before income taxes for the three years would have also been impacted by the same amounts. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not consider a potential change in sales levels or local currency prices.

BUSINESS

Our Company

We are the leading party goods retailer by revenue in North America and, we believe, the largest vertically integrated supplier of decorated party goods globally by revenue with multiple levers to drive future growth across channels, products and geographies. With approximately 900 locations, we have the only coast-to-coast network of party superstores in the U.S. and Canada that make it easy and fun to enhance special occasions with a differentiated shopping experience and an unrivaled assortment of innovative and exciting merchandise offered at a compelling value. Through a series of acquisitions between 2005 and 2010, we built a powerful retail operation that captures the full manufacturing-to-retail margin on a significant portion of the products sold in our stores. Based on our revenues, we believe we are the largest global designer, manufacturer and distributor of decorated party supplies with products found in over 40,000 retail outlets worldwide, including our own stores as well as independent party supply stores, mass merchants, grocery retailers, dollar stores and others. Our category-defining retail concept, multi-channel reach, widely recognized brands, broad and deep product offering and low-cost global sourcing model are, we believe, significant competitive advantages. We believe these characteristics position us for continued organic and acquisition-led growth and margin expansion.

Founded in 1947, we started as an importer and wholesaler and grew to become one of the largest global designers, manufacturers, distributors and retailers of decorated party supplies by revenue. Our broad selection of decorated party supplies includes paper and plastic tableware, metallic and latex balloons, novelties, costumes and other garments, stationery and gifts for everyday, themed and seasonal events. We have a history of driving innovation in the category with an in-house product development team that introduces approximately 7,000 new products annually. Our global network of owned and third-party manufacturers, combined with our state-of-the-art distribution systems, position us to deliver high-quality, cost-competitive products with turnaround times and fill rates that we believe are among the best in the industry. We have long-term relationships with many of our wholesale customers, for whom we provide sales support through in-store signage and planogram support. Our products are available in over 100 countries with the U.K., France, Germany and Australia among the largest end markets for us outside North America. We believe that through our extensive offerings, as well as our industry-leading innovation, customer service levels and compelling value proposition, we will continue to win with our customers.

The 2005 combination of Amscan, which focused on the wholesale market, and Party City, which focused on the retail market, represented an important step in our evolution. Since then, we have established the largest multi-channel party supply business in North America, based on revenues, with approximately 900 party superstores (inclusive of approximately 210 franchised stores) in the United States and Canada, principally under the Party City banner. We believe we are the only party supply retailer with a national footprint. We also operate PartyCity.com, our primary domestic retail e-commerce site. Underscored by our slogan “Nobody Has More Party for Less”, we believe we offer a superior one-stop shopping experience with a broad selection, consistently high in-stock positions and compelling value proposition, making us the favored destination for all of our customers’ party supply needs. Since the acquisition of Party City in 2005, we have steadily increased the selection of Amscan merchandise offered in Party City stores from approximately 25% to approximately 67% in 2013, allowing us to capture the full manufacturing-to-retail margin on a significant portion of our retail sales. We also operate a network of approximately 350 temporary Halloween locations under the Halloween City banner.

We believe our scale and scope, extending from our leading retail footprint and e-commerce presence to our design and manufacturing expertise, provide numerous competitive advantages and opportunities for growth. Through a combination of organic growth and strategic acquisitions, we have been able to generate strong topline performance and margin expansion, including:

•	Growing revenue from $1,486.8 million in 2009 to $2,045.1 million for the year ended December 31, 2013, representing a compounded annual growth rate of 8.3%.

•	Increasing adjusted EBITDA from $192.1 million, implying an adjusted EBITDA margin of 12.9%, in 2009 to $320.8 million for the year ended December 31, 2013, for an implied adjusted EBITDA margin of 15.7%. Net income decreased from $63 million in 2009 to $4 million for the year ended December 31, 2013 due to higher interest expense, resulting from debt incurred in conjunction with the Transactions and the issuance of the $350 million senior PIK toggle notes, as well as the impact of non-cash purchase accounting adjustments resulting from the Transactions and the impact of non-recurring charges related to refinancings.

For a discussion of our use of adjusted EBITDA and a reconciliation to net income (loss), on a historical and pro forma basis, please refer to “Prospectus Summary—Summary Financial Data” and “Selected Consolidated Financial Data.”

Evolution of Our Business

Over the past 60 years, we have grown from a manufacturer and distributor of selected paper goods to a leading vertically integrated retailer of decorated party supplies by revenue with a global wholesale platform. This evolution was accomplished organically and through strategic acquisitions that were successfully integrated over the years. More recently, we completed several strategic initiatives to further strengthen our business and position us for continued growth. Below we summarize some of our key acquisitions and strategic initiatives:

Creating Our Retail Leadership Platform to Leverage Our Vertically Integrated Model

•	Through the acquisitions of Party City in 2005, Party America in 2006, FCPO in 2007 and Party Packagers in 2011, we have become the largest party goods specialty retailer by revenue in North America. We have since converted all Party America, FCPO and Party Packagers banners to the Party City banner and format.

•	Subsequent to the acquisition of each party store retailer, we focused on rebranding non-Party City store banners and remerchandising the stores. Following each acquisition, we capitalized on our vertically integrated model by increasing the percentage of products sold by the acquired retail stores that are manufactured and/or distributed by us, allowing us to capture the full manufacturing-to-retail margin on a significant portion of our retail sales.

•	Our May 2013 acquisition of iParty, a party goods retailer with approximately 50 stores principally located in the New England region, accelerated our growth throughout New England, a region where we previously did not have a large market presence.

•	In 2007, we acquired Gags & Games Inc., the parent company of Halloween USA, which operated 84 locations, enabling us to enter the growing temporary Halloween business. Since that acquisition, we have grown to approximately 350 locations and changed the banner to Halloween City.

Enhancing Our Wholesale Platform

•	We believe that the acquisition of Anagram International in 1998 and the subsequent acquisition of M&D Balloons in 2002 positioned us as the largest manufacturer of metallic balloons by revenue in the world.

•	In 2001, we opened a new distribution center in Chester, New York, which was significantly expanded in 2005, for an aggregate investment of approximately $60 million. This approximately 900,000 square foot state-of-the-art facility enables us to deliver industry-leading service levels to our third-party customers and network of company-owned stores.

•	In 2003, we opened a Hong Kong office to support our Asian-based sourcing and sales organization. We have since expanded our operations to include sourcing offices in Hong Kong, China, and Vietnam with over 200 employees. In addition we currently operate seven distribution centers located outside the United States (as well as four located within the United States, including Chester, NY).

•	Our September 2010 acquisition of the Christy’s Group, a U.K.-based costume company, provided costume design and sourcing capabilities as well as additional resources in the U.K. and European markets. The Christy’s Group accelerates our entry into the costume wholesale business and enables us to further increase the percentage of our own products sold at Party City, Halloween City and PartyCity.com. Prior to our acquisition, Christy’s Group generated approximately $49 million in sales during 2009. Capitalizing on our vertical model and approach, we have grown Christy’s Group since the acquisition to sales of approximately $154 million for the year ended December 31, 2013 (including sales to our retail affiliates), an example of an accretive acquisition opportunity made possible through our unique vertically integrated platform.

•	In October 2014, we acquired U.S. Balloon, a distributor of metallic balloons. We expect that the acquisition will allow us to capture the full manufacturing-to-retail margin on balloons that we manufacture and sell at company-owned Party City stores.

Building Upon Our Global E-commerce Platform

•	In August 2009, we re-launched PartyCity.com with e-commerce capabilities, providing us with an additional direct-to-consumer sales channel and as the first step in the development of a global retail and wholesale e-commerce platform. Since the re-launch, we have grown our global e-commerce revenues, including wholesale revenues, to approximately $131 million for the year ended December 31, 2013 as we continue to capitalize on our competitive advantages, which include a nationwide store base, strong brand recognition driven by a national broadcasting campaign and vertical business model. We have expanded our retail platform, using the PartyCity.com website, to include a platform for business to business opportunities. Business consumers such as hotel and restaurant chains are capable of purchasing decorations and other party goods directly from us as wholesale customers.

•	Our March 2013 acquisition of Party Delights, an online retailer of party goods, fancy dress, costumes and similar items for birthdays, weddings, christenings and other celebrations, broadened our product offering, provided access to the European retail markets through e-commerce and serves as a platform for expansion.

•	In addition to our retail e-commerce platform, we have developed a wholesale e-commerce platform that provides our party goods and other wholesale customers the opportunity to purchase our products through our amscan.com website, as well as our other international sites. Wholesale e-commerce orders, which are included in our 2013 wholesale sales, totaled $12.5 million during 2013 or approximately 29% higher than 2012.

Broadening Products and Channel Reach

•	Our March 2010 acquisition of the Designware party goods division from American Greetings strengthened our juvenile licensed character portfolio and enhanced our reach into the grocery retailers and mass merchant channels. In connection with this acquisition, American Greetings granted us rights to manufacture and distribute Designware-branded and licensed character-based products into select retail venues, including the party supply store channel. We also agreed to supply substantially all of American Greetings’ party supply requirements, allowing us to grow our distribution with American Greetings, specifically in the mass market, drug and grocery retail channels.

•	In 2011 and 2012 we obtained and began manufacturing NFL, MLB, NBA and NHL licensed themed party products.

Growing International Presence

•	In the past five years, we have grown our international operations, as sales to international customers represented 14.4% of total revenues in 2013.

•	Our January 2011 acquisition of Riethmüller, which included the Malaysian operations of latex balloon manufacturer Everts Balloon, expanded our reach in Europe while also enabling us to directly supply a significant portion of our latex balloon requirements previously sourced from third-party vendors.

As a result of these investments, we have created a differentiated, vertically integrated business model. We believe that our superior selection of party supplies, scale, innovation and service positions us for future growth across all of our channels.

Competitive Strengths

We are well-positioned to continue to attract customers who celebrate life’s memorable events as a result of the following competitive strengths:

Category Defining Multi-Channel Retailer. We believe we are the premier party supplies retailer, providing a one-stop shopping experience with a broad and deep selection of products offered at a compelling value seamlessly through our retail stores and our e-commerce platform. We keep our assortment current by frequently introducing new products, and we organize our stores by events and themes to make it easy to shop while consistently presenting customers with additional product ideas that will enhance their events and our sales. Our stores also maintain high in-stock positions of core products and related items, so we are able to address party needs of any size. With our extensive selection, convenient locations, consistently high in-stock positions and compelling value proposition, we believe customers associate Party City with successful celebrations, and, as a result, our physical and online stores will continue to be seen as the favored destination for party supplies and innovative ideas.

Leading Market Position. Based on our revenues, we are the largest retailer of decorated party supplies in the U.S. and Canada. With our network of approximately 860 party superstores, we are the only party supply retailer with a national store footprint. In addition to our leading retail presence, we believe that our integrated wholesale business is the largest global designer, manufacturer and distributor of decorated party goods by revenue with products found in over 40,000 retail outlets worldwide. Through our category-leading brands, Party City and Amscan, we offer what we believe is the broadest selection of continuously updated and innovative merchandise at a compelling value. Our history of growth and established global relationships have been driven by our broad selection of continuously updated and innovative merchandise at a compelling value which, in turn, we believe underscores our credibility as the destination of choice for party supplies in any channel.

Unique Vertically Integrated Operating Model. We manufacture, source and distribute party supplies, acting as a one-stop shop for party goods to both retail and wholesale customers. Our vertically integrated model provides us with a number of advantages by allowing us to:

•	enhance our profitability as we realize the full manufacturing-to-retail margin on a significant portion of our retail sales;

•	leverage our global sourcing network and scale to reinforce our position as the low-cost provider of quality party supplies;

•	effectively respond to changes in consumer trends through our in-house design and innovation team;

•	sustain high standards of product quality and safety;

•	maintain greater control of the design, production, cost and introduction of new products across our multiple channels; and

•	monitor sell-through at retail in real-time to limit markdowns and excessive promotions.

Broad and Innovative Product Offering. We offer a broad and deep product assortment with an average of 25,000 SKUs offered at any one time in our Party City superstores supported by the approximately 35,000 SKUs offered online which can be accessed via our “endless aisle” in-store kiosk system as well as through PartyCity.com. Our extensive selection offers customers a single source for all of their party needs. The majority of our products are designed and developed by a staff of approximately 120 artists and product developers who keep the product portfolio fresh and exciting. Our vertically integrated model allows our product development team to test new products and effectively respond to changes in consumer preferences. We introduce approximately 7,000 new products and 50 new party goods ensembles annually, and we believe that this ability to consistently introduce innovative items drives newness in our licensed and non-licensed product offering and supports increased sales across our channels.

Highly Efficient Global Sourcing and Distribution Capabilities. Over the past 60 years, we have developed a global network of owned and third-party manufacturers that we believe optimizes speed to market, quality and cost. In 2013, we manufactured approximately 32% of our wholesale product sales, principally in the United States, with the balance sourced from low-cost, third-party manufacturers primarily in Asia. Our in-house manufacturing is focused on high-volume party essentials that can be manufactured through highly automated processes, such as paper and plastic tableware products and metallic balloons. We believe our manufacturing capabilities are cost-competitive and allow us to offer rapid turnaround times on key product categories. With respect to our third-party supply network, we have over 20-year relationships with many of our vendors and often represent a significant portion of their overall business. We also have warehousing and distribution facilities around the world, including four in the U.S. (including our state-of-the-art distribution center in Chester, New York, which has nearly 900,000 square feet under one roof) and seven centers located outside the United States. We have also opened sourcing, quality control and testing offices throughout Asia with over 200 people in our offices located in China, Vietnam and Hong Kong. Our manufacturing, sourcing and distribution capabilities offer our company-owned stores, third-party retailers, distributors and our retail consumers best-in-class levels of service, rapid fulfillment and competitive prices, and have capacity for continued growth with our business.

World-Class Management Team with a Proven Track Record. Our senior management team averages over 20 years of industry experience and possesses a unique combination of management skills and experience in the party goods sector. Our team has successfully grown our sales and profits during various economic cycles and through several business transformations. Mr. Rittenberg, our Executive Chairman, and Mr. Harrison, our Chief Executive Officer and President, have worked together at the Company for approximately 18 years and have grown our business with an almost tenfold increase in revenues during that period. Additionally, our team has a strong track record of successful acquisitions and integrations, which continue to be an important part of our overall strategy.

Growth Strategy

We believe we have significant opportunities to enhance our leadership position in the party goods industry and improve profitability through the further implementation of our operating strategy both organically and through strategic acquisitions. Key elements of our growth strategy include:

Expand Our Retail Store Base. Our retail network includes approximately 860 party superstores (inclusive of approximately 210 franchised stores) in the United States and approximately 40 locations in Canada. We believe based on our own internal research that there is an opportunity to open more than 350 additional Party City stores in North America, which is consistent with an independent analysis conducted by a leading, global consulting firm in 2012. During 2013, we opened 25 Party City stores, acquired approximately 50 stores through our acquisition of iParty and closed five locations. Starting in 2014, we anticipate opening 30 Party City stores per year in the U.S. and Canada, representing annual company-owned party superstore growth of approximately 4%. Based on historical performance and the margin generated from our vertically integrated model, we expect our new stores to have a payback period of approximately three years and to generate an average pre-tax cash-on-cash return on invested capital of approximately 50% in year three.

Drive Additional Growth and Productivity From Existing Retail Stores. We plan to grow our comparable store sales by continuing to improve our brand image and awareness, executing our merchandising initiatives, converting existing stores to our new format and integrating the 2013 iParty acquisition. We are pursuing various merchandising initiatives to drive increased units per transaction including broadening the product formats available within existing license arrangements and adding color coordinated dress-up and candy products to merchandise offerings. We have also implemented a new store management model that increases employee engagement and improves customer service. In 2006 we began converting our existing superstores into a new, more customer interactive format and expect to have all remaining 200 stores converted by 2018. Based on our historical experience, we expect remodeled or relocated stores to generate sales growth of four to five percentage points higher than non-remodeled or non-relocated stores in the first year following conversion with longer-term sales growth of one to two percentage points higher than non-remodeled or non-relocated stores. We believe the full year impact of integrated operations with a higher share of vertical product will be a meaningful sales and earnings opportunity in 2014.

Growing Market Share and Earnings. We believe we have significant opportunities to continue to grow our wholesale business by capitalizing on our leading scale, vertical operating model and strong innovation capabilities as well as through strategic acquisitions. As we continue to grow, our increased scale will allow us to leverage our costs and drive margin expansion. Over the past five years, we have successfully grown our wholesale revenues at an 14.3% compound annual growth rate to $1,081 million in 2013 (including sales to company-owned superstores). We will continue to broaden our product assortment by adding new party themed events and licenses. In 2012, we began manufacturing and selling NFL licensed themed party products. Additionally, we obtained new juvenile birthday licenses and developed new products for existing juvenile birthday licenses. In 2011, we began manufacturing and selling MLB, NBA and NHL licensed themed party products and, during 2010, we acquired Christy’s Group, which significantly enhanced our in-house costume capabilities. We will also continue to broaden our product assortment by adding new items that coordinate with our party themed events and licenses and broaden our reach by expanding into adjacent business-to-business and alternate consumer channels where we see a compelling opportunity for our products. These and other opportunities will position us to continue to increase our market share and grow the percentage of our own products sold at retail, including our company-owned and franchised stores. Since 2005, we have increased the selection of our own merchandise offered in Party City stores (also known as “share of shelf”) from approximately 25% in 2005 to approximately 67% for 2013 which allowed us to increase our margins. Our ultimate long-term share of shelf target is 75% to 80%. Our ability to create new and enhance existing celebration opportunities will continue to be a consistent driver of our growth.

Grow Our Global Retail and Wholesale E-commerce Platforms. During 2013, total global e-commerce revenues were approximately $131 million. Our global retail e-commerce business was relaunched in 2009 under the PartyCity.com banner. Global retail e-commerce revenues have grown to approximately $118 million during 2013 and we believe that we have become one of the largest e-commerce retailers of decorated party goods and costumes. In 2013, we expanded our retail platform, using the PartyCity.com website, to include a platform for business to business opportunities. Business consumers such as hotel and restaurant chains are capable of purchasing decorations and other party goods directly from us as wholesale customers. We are focused on enhancing our customer experience online by creating a seamless interaction across channels through various merchandising and marketing initiatives. We expect e-commerce will continue to experience significant growth as we increase online content for products, party ideas and promotional offerings, invest in additional online advertising to drive traffic, increase customer interactions through social networking interfaces and target customers through the 12 million email addresses that we have captured, as of September 2014, through our stores and website. Our recent acquisition of Party Delights, a U.K. retail e-commerce business, provided additional international capabilities that expanded our online platform into continental Europe. Through this platform, we anticipate launching additional country specific e-commerce sites, building off the 2013 acquisition of Party Delights. We recently hired a Chief Digital Officer to focus on expanding our mobile and tablet capabilities and optimizing our online merchandising strategy. By working with our existing vendor base, we plan to increase the online only offering of products and services to continue to broaden our product assortment while managing inventory effectively. Although consumers can currently access PartyCity.com through their mobile devices, we are launching a mobile application that will ensure a seamless experience between online, mobile and physical interactions and will include functionality to assist customers in coordinating their shopping experience as they plan theme parties. In addition to our retail e-commerce platform, we have developed a wholesale e-commerce platform that provides our party goods and other wholesale customers the opportunity to purchase our products through our amscan.com website, as well as our other international sites. Wholesale e-commerce orders, which are included in our 2013 wholesale sales, totaled approximately $13 million during 2013 or approximately 29% higher than 2012.

Increase International Presence. Through acquisitions and organic growth, we have increased sales to international customers to represent approximately 14.4% of our total revenues in 2013. The market for party goods outside the United States is less mature due to lower consumer awareness of party products and less developed retail distribution channels. We believe international growth will be driven, in part, through increasing customization of our products to local tastes and holidays and the expansion of our retail concept globally through future franchise and joint venture agreements. Our near-term growth priorities are in Mexico, France, the Netherlands and Brazil. Our acquisitions of Christy’s Group, Riethmüller and Party Packagers also expanded our presence in select markets, including the U.K., Germany, Poland and Canada.

Pursue Accretive Acquisitions. Over the past 15 years, we have successfully integrated numerous acquisitions such as Christy’s and Party Delights, strengthening our manufacturing, distribution and retail platforms. We have also acquired, and will continue to acquire, our franchised stores as such opportunities emerge. We believe our significant experience in identifying attractive acquisition targets, proven integration process and global infrastructure create a strong platform for future acquisitions. Through future acquisitions we can leverage our existing marketing, distribution and production capabilities, expand our presence in various retail distribution channels, further broaden and deepen our product lines and increase penetration in both domestic and international markets.

During October 2014, we acquired U.S. Balloon, a distributor of metallic balloons. We expect that the acquisition will allow us to capture the full manufacturing-to-retail margin on balloons that we manufacture and sell at company-owned Party City stores.

Industry Overview

We operate in the broadly defined $10 billion retail party goods industry (including decorative paper and plastic tableware, decorations, accessories and balloons), which is supported by a range of suppliers from commodity paper goods producers to party goods specialty retailers. Sales of party goods are fueled by everyday events such as birthdays, baby showers, weddings and anniversaries, as well as seasonal events such as holidays and other special occasions (Halloween, Christmas, New Year’s Eve, graduations, Easter, Super Bowl, Fourth of July). As a result of numerous and diverse occasions, the U.S. party goods market enjoys broad demographic appeal. Additionally, we operate in the $7 billion Halloween market, a portion of which overlaps with the $10 billion retail party goods industry. The Halloween market includes costumes, candy and makeup.

The retail landscape is comprised primarily of party superstores, mass merchants, craft stores, grocery retailers and dollar stores. The party superstore has emerged as a preferred destination for party goods shoppers, similar to the dominance of specialty retailers in other categories such as home improvement, pet products and sporting goods. This is typically due to the superstore chain’s ability to offer a wider variety of merchandise at more compelling prices in a convenient setting as well as the knowledgeable staff often found at superstores. Other retailers that cater to the party goods market typically offer a limited assortment of party supplies and seasonal items. Mass merchants tend to focus primarily on juvenile and seasonal goods, greeting cards and gift wrap; craft stores on decorations and seasonal merchandise; and dollar stores on general and seasonal party goods items.

The consumable nature and low per-item prices in the party goods market have historically driven demand among consumers seeking to enhance the quality of their gatherings and celebrations. Party goods are an economical means by which to make events and occasions more festive and, as a result, have continued to sell well during economic downturns. Manufacturers and retailers continue to create and market party goods and gifts that celebrate a greater number of holidays and occasions. Additionally, the number and types of products offered for each occasion continues to expand, encouraging add-on and impulse purchases by consumers.

Business Overview

We believe that we are the leading retailer and largest vertically integrated supplier of decorated party goods by revenue in North America. We have the only national network of party superstores which make it easy and fun to enhance special occasions with an unrivaled assortment of party supplies offered at a compelling value. We have two primary reporting segments: Retail and Wholesale. In 2013, we generated 71.0% of our total revenues from our retail segment (which includes 0.9% of total revenues from franchising activities) and 29.0% of our total revenues from our wholesale segment. Our retail operations generate revenue primarily through the sale of Amscan, Designware, Anagram, Costumes USA and other party supplies through Party City, Halloween City and PartyCity.com. Our franchising revenues are generated from an initial one-time franchise fee, renewal fees and ongoing franchise royalty payments based on retail sales from the franchised stores. Our wholesale revenues are generated from the sales of party goods for all occasions, including paper and plastic tableware, accessories and novelties, metallic and latex balloons, stationery and gift items. Our products are sold at wholesale to party goods superstores, including our company-owned and franchised retail stores, other party goods retailers, mass merchants, independent card and gift stores, dollar stores and other retailers and distributors throughout the world.

Segments

For segment information please see Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

Financial Information by Geographic Area

For financial information by geographic area, please see Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

Retail Operations

Overview

Opening its first company-owned store in 1986, Party City has grown to become what we believe is the largest operator of owned and franchised party superstores by revenue in the United States. At the time of the acquisition in 2005, Party City’s network consisted of 502 stores, including 254 franchised locations. Since the acquisition, we have expanded the Party City network to approximately 860 superstore locations in the United States (inclusive of approximately 210 franchised stores) and approximately 40 locations in Canada. We also operate approximately 350 temporary Halloween locations, under the Halloween City banner.

The 2005 combination of Party City and Amscan has led to the creation of a vertically integrated business from which we derive a number of competitive advantages. We offer customers a differentiated shopping experience with extensive selection and consistently high in-stock positions of quality products with a compelling value proposition making us the premier destination for party supplies. Through our vertical model, we also enhance our total profitability by capturing the manufacturing-to-retail margin on a significant portion of our retail sales and by leveraging our access to multiple channels to limit mark-downs and excessive promotions. Moreover, we believe that our direct-to-consumer channels enable our product development teams to effectively respond to trends and changes in consumer preferences, which allows us to keep our assortment fresh and exciting.

Party City was founded on the idea that life should be celebrated in monumental ways, with a passion for inspiring celebrations—from Super Bowl to New Year’s Eve parties and all the celebrations and seasons in between. With our brand’s slogan, “Nobody Has More Party for Less,” Party City offers an assortment of party supplies, decorations and costumes perfect for every type of party occasion. With dynamic merchandising displays combined with organized seasonal aisles and hundreds of party themes to match any type of celebration, party planning has never been simpler or more fun.

In recent years, Party City has made substantial investments to enhance the customers’ in-store experience and become the ultimate retail destination for party supplies. Stores now showcase dynamic balloon counters displaying hundreds of balloons to coordinate with any occasion. Additionally, store-within-a-store concepts for sports, candy and party favors are focal points in all new stores. Aptly named “Sports City,” “Candy City”,

“Color City” and “Favor City,” these specialty areas create a fun shopping environment, expand product offering and allow us to better showcase the merchandise.

The following table summarizes our company-owned retail footprint by format as well as our strategy going forward:

Format	# of Stores as of December 31, 2009	# of Stores as of December 31, 2013		# of Stores as of September 30, 2014		Average Size of Stores (sq. ft.)	Strategy/Focus
Party City U.S.	382	640	(1)	648	(1)	10,000-12,000	Grow the store base opening 25 new stores per year and update store base to new interactive format by converting or relocating 50 old format stores per year
FCPO	161	—		—		10,000-12,000	Converted to Party City banner
The Paper Factory and other outlets	54	1		—		3,500-5,000	Product liquidation channel
Party City Canada	—	34		39		8,000-10,500	Enter the Canadian market and grow store base

(1)	Amount includes iParty stores converted to the Party City banner.

We believe that our stores are typically destination shopping locations. We seek to maximize customer traffic and quickly build the visibility of new stores by situating them in high traffic areas. Our stores are predominantly located in strip centers and are generally co-located with other destination retailers. Site selection criteria include population density, demographics, traffic counts, location of complementary retailers, storefront visibility and presence (either in a stand-alone building or in dominant strip shopping centers), competition, lease rates and accessible parking.

The following table shows the change in our company-owned Party City store network:

	Nine Months Ended September 30, 2014	Full-Year 2013	Full-Year 2012	Full-Year 2011
Stores open at beginning of period	674	600	487	439
Stores opened	16	25	24	16
FCPO and Party Packagers stores converted to Party City	—	—	88	31
iParty stores acquired	—	54	—	—
Stores acquired from franchisees/other	6	—	6	8
Stores closed	(9)	(5)	(5)	(7)

Stores open at end of period	687	674	600	487

We spent the last six years integrating our retail acquisitions and rationalizing our store base. We believe there are more than 350 locations in North America that present opportunities for us to expand our party superstore base. In 2013, we opened 25 Party City stores and closed five Party City store locations. A new Party City location costs an average of $765,000, which includes $90,000 in pre-opening expenses and $325,000 of net startup inventory. A typical new store reaches approximately 80% maturity in the first year of operation and reaches maturity in its fourth year of operation. We target locations where stores have the potential to generate annual sales of at least $2 million at maturity and achieve consolidated pre-tax store contribution of approximately 18% to 20%. We expect our new stores to have a payback period of approximately three years and to generate an average pre-tax cash-on-cash return on invested capital of approximately 50% in year three (including margin generated from our vertical model).

Retail Merchandising

Our merchandising strategy is based on three core principles:

•	Broad Assortment of Merchandise—We believe we offer a greater assortment of products than our national competitors, including mass merchants. Our products span a wide range of lifestyle events from birthdays to themed parties and sporting events, as well as holidays such as Halloween and New Year’s. A typical retail store offers a wide selection of Amscan and other merchandise consisting of an average of 25,000 SKUs at any one time to satisfy a broad range of styles and tastes.

•	Deep Merchandise Selection—We maintain high in-stock positions of core products and related items, so we are able to address party needs of any size. These high in-stock positions are enabled by our vertical integration model, which results in a high percentage of Amscan merchandise in our company-owned stores and quick turnaround times.

•	Compelling Value—Our pricing strategy is to provide the best value to our customers. Our vertically integrated business model enables us to provide our customers with leading prices for most of our product categories. We negotiate pricing with suppliers on behalf of all stores in our network (company-owned and franchised) and believe that our buying power enables us to receive favorable pricing terms and enhances our ability to obtain high demand merchandise. We reinforce our value message through our advertising and marketing campaigns with the “Nobody Has More Party for Less” slogan.

We generally organize the aisles in our stores into four-foot sections based on themed products, which include basic products like plates, cups and napkins and other coordinated accessories that enhance sales and customers’ shopping experiences. This presentation makes it simple and easy for our customers to find all their party needs in one convenient location and allows us to achieve a higher average basket size compared to non-specialty channels. We manage each category by product and by SKU and use planograms to ensure a consistent merchandise presentation across our store base. Our coordinated product offering drives add-on purchases as customers are presented with additional decorations, favors and accessories that match their party theme. Our low individual price points encourage impulse buys by customers resulting in higher unit sales.

We have many product categories that relate to birthdays, making this event the largest non-seasonal occasion at approximately 20% of our sales for our permanent domestic operations. We aim to be the pre-eminent resource for the party goods associated with birthday celebrations. Each birthday product category includes a wide assortment of merchandise to fulfill customer needs, including invitations, thank you cards, tableware, hats, horns, banners, cascades, balloons, novelty gifts, piñatas, favors and candy.

Halloween is our retail segment’s largest seasonal product category in dollars. As a key component of our sales strategy, our stores provide an extensive selection of Halloween products throughout the year to position us as the premier Halloween shopping destination. The stores also carry a broad array of related decorations and accessories for the Halloween season. In 2013, Halloween business represented approximately 25% of our total domestic retail sales. To maximize our seasonal opportunity, we operate a chain of temporary Halloween locations, under the Halloween City banner, during the months of September and October of each year. During 2013, our temporary Halloween locations (including Canadian locations) generated revenues of approximately $75 million.

As a vertically integrated business, our wholesale operation is the largest supplier to our retail operations. During 2013, our wholesale operations’ share of shelf at our domestic Party City stores (excluding iParty stores) and retail e-commerce (i.e., the percentage of total cost of sales which relates to product supplied by our wholesale operations) was approximately 67%. Our target is 75% to 80% over the long term.

We also offer products supplied by other vendors, which include licensed products, candies, greeting cards and costumes.

Retail Seasonality

Our retail operations are subject to significant seasonal variations. Historically, this segment has realized a significant portion of its revenues, cash flow and net income in the fourth quarter of the year, principally due to our Halloween sales in October and, to a lesser extent, year-end holiday sales.

E-commerce

In August 2009, we re-launched global e-commerce capabilities through PartyCity.com, providing us with an additional direct-to-consumer sales channel. We have expanded our retail platform, using the PartyCity.com website, to include a platform for business to business opportunities. Business consumers such as hotel and restaurant chains are capable of purchasing decorations and other party goods directly from us as wholesale customers. Our website offers a convenient, user-friendly and secure online shopping option for new and existing customers. In addition to the ability to order products, we expect our website to provide a substantial amount of content about our party products, party planning ideas and promotional offers. Our website will also be one of our key marketing vehicles, specifically as it relates to social marketing initiatives.

Compared to our Party City superstores, PartyCity.com offers a broader assortment of products with over 35,000 SKUs available online versus an average of 25,000 SKUs at any one time in our party superstores. By seamlessly linking our website to our store network, we intend to offer our customers the option to purchase products online which are not physically available at the store.

In March 2013, we acquired Party Delights, a U.K. retail e-commerce business. The acquisition expanded our e-commerce platform into Europe.

During 2013, sales from global e-commerce, including wholesale sales (which are discussed below), were approximately $131 million. We believe that our website is well positioned to continue to capture market share of online purchases, which represent one of the fastest growing distribution channels for party related goods, as we capitalize on our competitive advantages which include a nationwide store base, strong brand recognition and vertical integration. The average basket size through our e-commerce site is approximately three times as large as the average basket size in our Party City stores. We plan to drive future traffic to our website through the continuation of our pay-per-click advertising strategy, through our mobile site and by utilizing the approximately 12 million e-mail addresses that we have obtained (as of September 2014) from visitors to our stores and visitors to the website. Additionally, we are in the process of rolling out a new online merchandising strategy to present collections of products in a manner consistent with how our customers shop for them in our stores. In addition to our retail e-commerce platform, we have developed a wholesale e-commerce platform that provides our party goods and other wholesale customers the opportunity to purchase our products through our amscan.com website, as well as our other international sites. Wholesale e-commerce orders, which are included in our 2013 wholesale sales, totaled approximately $13 million during 2013 or approximately 29% higher than 2012.

Retail Advertising and Marketing

Our advertising focuses on promoting specific seasonal occasions and general party themes, with a strong emphasis on our price-value proposition—“Nobody Has More Party for Less”—with the goal of increasing customer traffic and further building our brand. In late 2009, we modified our advertising strategy to minimize our dependency on newspaper inserts and focus instead on a national broadcasting campaign to further develop our customer base. This shift emphasizes brand building and our price-value proposition. As a result, our use of newspaper inserts has decreased from 60% of gross domestic advertising spend in 2009 to 11% in 2013, while the use of broadcasts has increased to 60% of gross domestic advertising spend in 2013.

Competition at Retail

In our retail segment, our stores compete primarily on the basis of product mix and variety, store location and layout, customer convenience and value. Although we compete with a variety of smaller and larger retailers, including, but not limited to, independent party goods supply stores, specialty stores, dollar stores, warehouse/merchandise clubs, drug stores, mass merchants and catalogue and e-commerce merchandisers, we believe that, based on their revenues, our retail stores maintain a leading position in the party goods business by offering a wider breadth of merchandise than most competitors and a greater selection within merchandise classes, at a compelling value. We are one of only a few vertically integrated suppliers of decorated party goods. While some of our competitors in our markets may have greater financial resources, we believe that our significant buying power, which results from the size of our retail store network and the breadth of our assortment, is an important competitive advantage. Many of our retail competitors are also customers of our wholesale business.

Franchise Operations

We have franchised stores throughout the United States and Puerto Rico run by franchisees utilizing our format, design specifications, methods, standards, operating procedures, systems and trademarks. Our wholesale sales to our franchised stores generally mirror, with respect to relative size, mix and category, those to our company-owned stores. The following table shows the change in our franchise-owned store network:

	Nine Months Ended September 30, 2014	Full-Year 2013	Full-Year 2012	Full-Year 2011
Stores open at beginning of period	212	214	221	232
Stores opened/acquired by existing franchisees	—	1	1	2
Stores sold to the Company	(1)	—	(6)	(8)
Stores closed or converted to independent	(3)	(3)	(2)	(5)

Stores open at end of period	208	212	214	221

We are not currently marketing, nor do we plan to market, new franchise territories in the United States or Canada.

We receive revenue from our franchisees, consisting of an initial one-time fee and ongoing royalty fees generally ranging from 4% to 6%. In exchange for these franchise fees, franchisees receive brand value and company support with respect to planograms, information technology, purchasing and marketing. In addition, each franchisee has a mandated advertising budget, which consists of a minimum initial store opening promotion and ongoing local advertising and promotions. Further, franchisees must pay an additional 1% to 2.25% of net sales to a group advertising fund to cover common advertising materials. The terms of our franchise agreements provide for payments to franchisees based on domestic retail e-commerce sales originating from specified areas relating to the franchisees’ contractual territory. The amounts paid by us vary based on several factors, including the profitability of our e-commerce sales, and are expensed at the time of sale. We do not offer financing to our franchisees for one-time fees or ongoing royalty fees. Our franchise agreements provide us with a right of first refusal should any franchisee look to dispose of its operations.

Current franchise agreements provide for an assigned area or territory that typically equals a three or four-mile radius from the franchisee’s store location and the right to use the Party City® logo and trademark. In addition, certain agreements with our franchisees and other business partners contain geographic limitations on opening new stores. In most stores, the franchisee or the majority owner of a corporate franchisee devotes full time to the management, operation and on-premises supervision of the stores or groups of stores.

Wholesale Operations

Overview

Based on our revenues, we are one of the leading designers, manufacturers and distributors of decorated party goods in the world, offering an extensive selection with over 40,000 SKUs. We currently offer over 400 party goods ensembles, which range from approximately five to 50 design-coordinated items spanning tableware, accessories, novelties, balloons, decorations and gifts. The breadth of these ensembles enables retailers to promote additional sales of related products for every occasion. To enhance our customers’ celebrations of life’s important events, we market party goods ensembles for a wide variety of occasions, including seasonal and religious holidays, special events and themed celebrations.

Our Amscan, Anagram, Costumes USA and Designware branded products are offered in over 40,000 retail outlets worldwide, ranging from party goods superstores, including our company-owned and franchised retail stores, other party goods retailers, mass merchants, independent card and gift stores, dollar stores and other retailers and distributors throughout the world. We have long-term relationships with many of our wholesale customers. Party goods superstores, the Company’s primary channel of distribution, provide consumers with a one-stop source for all of their party needs. Amscan, Anagram, Costumes USA and Designware branded products represent a significant portion of party goods carried by both company-owned and third-party stores with the overall percentage continuing to increase, reflecting the breadth of our product line and, based on our scale, our ability to manufacture and source quality products at competitive prices.

The table below shows the breakdown of our total wholesale sales by channel for the year ended December 31, 2013:

Channel	Sales
(dollars in millions)
Party City and Halloween City—owned stores and e-commerce	$488
Party City—franchised stores	152
Other domestic retailers	139
Domestic balloon distributors	83
International balloon distributors	21
Other international	198

Total wholesale sales	$1,081

International party supply markets are generally less mature than the U.S. markets. However, we believe this will change over time, and we are making significant investments to ensure we are well positioned to benefit from growth in these markets. Investments include our September 2010 acquisition of Christy’s Group and the January 2011 acquisition of Riethmüller, which provided us with an expanded international platform.

Product Lines

We believe we have the industry’s most extensive selection of party supplies. The following table sets forth the principal products we distribute by product category, and the corresponding percentage of revenue that each category represents:

Wholesale Sales by Product for the Year Ended

December 31, 2013

Category	Items	% of Sales
Tableware	Plastic Plates, Paper Plates, Plastic Cups, Paper Cups, Paper Napkins, Plastic Cutlery, Tablecovers	25%
Favors, Stationery & Other	Party Favors, Gift Bags, Gift Wrap, Invitations, Bows, Stationery	19%
Decorations	Latex Balloons, Piñatas, Crepes, Flags & Banners, Decorative Tissues, Stickers and Confetti, Scene Setters, Garland, Centerpieces	20%
Metallic Balloons	Bouquets, Standard 18 Inch Sing-A-Tune, SuperShapes, Weights	12%
Costumes & Accessories	Costumes, Other Wearables, Wigs	24%

Our products span a wide range of lifestyle events from birthdays to theme parties and sporting events, as well as holidays such as Halloween and New Year’s. In 2013, approximately 73% of our wholesale sales consisted of items designed for everyday occasions, with the remaining 27% comprised of items used for holidays and seasonal celebrations throughout the year. Our product offerings cover the following broad range of occasions and life celebrations:

Current Product Offering

Everyday	Seasonal
Birthdays	New Year’s
Anniversaries	Valentine’s Day
Bar Mitzvahs	St. Patrick’s Day
Bridal/Baby Showers	Easter
Christenings	Passover
Confirmations	Fourth of July
First Communions	Halloween
Graduations	Fall
Theme-oriented*	Thanksgiving
Weddings	Hanukkah
Christmas

*	Our theme-oriented ensembles enhance every celebration and include Bachelorette, Card Party, Casino, Chinese New Year, Cocktail Party, Disco, Fiesta, Fifties Rock-and-Roll, Hawaiian Luau, Hollywood, Mardi Gras, Masquerade, Patriotic, Retirement, Sports, Summer Barbeque and Western.

Wholesale Product Development and Design Capabilities

Our in-house design staff continuously develops innovative and contemporary product designs and concepts. Our continued investment in art and design results in a steady supply of fresh ideas and the creation of unique ensembles that appeal to consumers. Our creative staff is constantly in the market identifying trends and new product concepts. We typically introduce approximately 7,000 new products and approximately 50 new party goods ensembles annually. Our proprietary designs and strength in developing new items at attractive prices help differentiate our products from those of our competitors.

Wholesale Sales and Marketing

Our principal wholesale sales and marketing efforts are conducted through an employee sales force servicing approximately 15,000 non-affiliated retail accounts in the United States. In addition to the employee sales team, a select group of manufacturers’ representatives handle specific account situations. International customers are generally serviced by employees of our subsidiaries outside the United States. We have our own sales force of professionals in the U.K., Mexico, Canada, Germany, France, Spain and Hong Kong and operate through third-party distributors elsewhere. Our Anagram subsidiary utilizes independent distributors in the United States to bring our metallic balloons to the grocery, retail gift and floral markets, as well as to third-party party superstores and specialty retailer customers. During October 2014, we acquired U.S. Balloon, a distributor of metallic balloons. We expect that the acquisition will allow us to capture the full manufacturing-to-retail margin on balloons that we manufacture and sell at company-owned Party City stores. Additionally, through our agreement with American Greetings, we are able to leverage American Greetings’ sales force to place our product into other distribution channels, including mass market, drug and grocery retailers.

To support our sales and marketing efforts, we produce five key decorative party product catalogues annually (four catalogues for seasonal products and one catalogue for everyday products), with additional catalogues produced to market our metallic balloons and gift products and for international markets. We have also developed a website which displays and describes our product assortment and capabilities. We utilize this website as a marketing tool, providing us with the ability to announce special product promotions, new program launches and other information in an expeditious manner. To further promote our products, we participate in a variety of industry trade shows throughout the year.

Wholesale Manufactured Products

We are one of the largest manufacturers of decorated party goods products by revenue globally. Our in-house manufacturing capabilities enable us to control costs, monitor product quality, better manage inventory and provide more efficient order fulfillment. Our domestic manufacturing facilities allow us to react rapidly to changing consumer trends and fulfill our customers’ needs for key products with fast turnaround times. In 2013, we manufactured items representing approximately 32% of our net sales at wholesale (including sales to the Company’s retail operations). Our facilities in Rhode Island, Kentucky, Minnesota, Mexico, Malaysia and New York are highly automated and produce paper and plastic plates and cups, paper napkins, metallic and latex balloons and other party and novelty items at a globally competitive cost. State-of-the-art printing, forming, folding and packaging equipment support these manufacturing operations. Given our size and sales volume, we are generally able to operate our manufacturing equipment on the basis of at least two shifts per day, thus lowering production costs per unit. In select cases, we use available capacity to manufacture products for third parties, which allows us to maintain a satisfactory level of equipment utilization.

The table below summarizes our principal manufacturing facilities.

Location	Principal Products	Approximate Square Feet
East Providence, Rhode Island	Plastic plates, cups and bowls	229,230	(1)
Louisville, Kentucky	Paper plates	189,175
Eden Prairie, Minnesota	Metallic balloons and accessories	115,600
Tijuana, Mexico	Piñatas and other party products	135,000
Melaka, Malaysia	Latex balloons	100,000
Harriman, New York	Paper napkins	74,400
Newburgh, New York	Paper napkins and paper cups	52,400

(1)	This figure represents an industrial park, which includes a 48,455 square foot office and warehouse.

Complementing our manufacturing facilities, we have a diverse global network of third-party suppliers that supports our strategy of consistently offering a broad selection of high quality, innovative and competitively priced product. We have over 20-year relationships with many of our vendors and often represent a significant portion of their overall business. Third-party manufacturers supplied approximately 68% of products sold at wholesale in 2013. These manufacturers generally produce items designed by and created for us, are located in Asia and are managed by our sourcing office in Hong Kong. We actively work with our third-party suppliers to ensure product cost, quality and safety.

The principal raw materials used in manufacturing our products are paper, petroleum-based resin and cotton. While we currently purchase such raw material from a relatively small number of sources, paper, resin and cotton are available from numerous sources. Therefore, we believe our current suppliers could be replaced without adversely affecting our manufacturing operations in any material respect.

Wholesale Product Safety and Quality Assurance

We are subject to regulatory requirements in the United States and internationally, and we believe that all products that we manufacture comply with the requirements in the markets in which they are sold. Third-party manufactured products are tested both at the manufacturing site and upon arrival at our distribution center. We have a full-time staff of professionals in the United States, Asia and Europe dedicated to product safety and quality assurance.

Wholesale Distribution and Systems

We ship our products directly to retailers and distributors throughout the world from our distribution facilities, as well as on a free-on-board (“FOB”) basis directly from our domestic and international factories. Our electronic order entry and information systems allow us to manage our inventory with minimal obsolescence while maintaining strong fill rates and quick order turnaround time.

Our main distribution facility for domestic party customers is located in Chester, New York, with nearly 900,000 square feet under one roof. This state-of-the-art facility, built in 2001 and expanded in 2005, serves as the main point of distribution for our Amscan-branded products and utilizes paperless, pick-by-light systems, offering superior inventory management and turnaround times as short as 48 hours. Over the last ten years, we have made significant investments in order to customize and upgrade our Chester distribution facility and we believe it has sufficient capacity to support our continued growth.

We utilize a bypass system which allows us to ship products directly from selected third-party suppliers to our company-owned and franchised stores, thus bypassing our distribution facilities. In addition to lowering our distribution costs, this bypass system creates warehouse capacity. We expect to grow the percentage of our products shipped via bypass, which will lead to additional savings.

During October 2014, we acquired U.S. Balloon, a distributor of metallic balloons. We expect that the acquisition will allow us to capture the full manufacturing-to-retail margin on balloons that we manufacture and sell at company-owned Party City stores.

The distribution center for our retail e-commerce platform is located in Naperville, Illinois. We also have other distribution centers in the U.K., Germany, Mexico and Australia, to support our international customers.

Wholesale Customers

We have a diverse third party customer base at wholesale. During 2013, no individual third party customer accounted for more than 10% of our total third-party sales at wholesale.

Competition at Wholesale

In our wholesale segment, we compete primarily on the basis of diversity and quality of our product designs, breadth of product line, product availability, price, reputation and customer service. Although we have many competitors with respect to one or more of our products, we believe that there are no competitors who design, manufacture, source and distribute products with the complexity of design and breadth of product lines that we do. Furthermore, our design and manufacturing processes create efficiencies in manufacturing that few of our competitors can achieve in the production of numerous coordinated products in multiple design types. Competitors include smaller independent manufacturers and distributors, as well as divisions or subsidiaries of large companies. Certain of these competitors control various party goods product licenses for widely recognized images, such as cartoon or motion picture characters, which could provide them with a competitive advantage. However, we control a strong portfolio of character licenses for use in the design and production of our metallic balloons and, as a result of the acquisition of Designware, we have access to a strong portfolio of character and other licenses for party goods.

Information Systems

We continually evaluate and upgrade our information systems to enhance the quantity, quality and timeliness of information available to management and to improve the efficiency of our manufacturing and distribution facilities, as well as our service at the store level. We have implemented merchandise replenishment software to complement our distribution, planning and allocation processes. The system enhances the store replenishment function by improving in-stock positions, leveraging our distribution infrastructure and allowing us to become more effective in our use of store labor. We have implemented a Point of Sale system and upgraded merchandising systems to standardize technology across all of our domestic retail superstores and we have implemented similar systems at our temporary Halloween City locations.

Employees

As of December 31, 2013, the Company had approximately 7,142 full-time employees and 9,907 part-time employees, none of whom is covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Intellectual Property

We own the copyrights in the designs we create and use on our products and various trademarks and service marks used on or in connection with our products. It is our practice to register our copyrights with the United States Copyright Office and our trademarks and service marks with the United States Patent and Trademark Office, or with other foreign jurisdictions, to the extent we deem necessary. In addition, we rely on unregistered common law trademark rights and unregistered copyrights under applicable U.S. law to distinguish and/or protect our products, services and branding. We do not believe that the loss of copyrights or trademarks with respect to any particular product or products would have a material adverse effect on our business. We hold numerous intellectual property licenses from third parties, allowing us to use various third-party cartoon and other characters and designs on our products, and the images on our metallic balloons and costumes are principally covered by these licenses. None of these licenses is individually material to our aggregate business. We also own patents relating to display racks and balloon weights, none of which is individually material to our aggregate business.

We permit our franchisees to use a number of our trademarks and service marks, including Party City, The Discount Party Super Store, Party America and Halloween City.

Government Regulation

As a franchisor, we must comply with regulations adopted by the Federal Trade Commission, such as the Trade Regulation Rule on Franchising, which requires us, among other things, to furnish prospective franchisees with a franchise offering circular. We also must comply with a number of state laws that regulate the offer and sale of our franchises and certain substantive aspects of franchisor-franchisee relationships. These laws vary in their application and in their regulatory requirements. State laws that regulate the offer and sale of franchises typically require us to, among other things, register before the offer and sale of a franchise can be made in that state and to provide a franchise offering circular to prospective franchisees.

State laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states. Those laws regulate the franchise relationship, for example, by restricting a franchisor’s rights with regard to the termination, transfer and renewal of a franchise agreement (for example, by requiring “good cause” to exist as a basis for the termination and the franchisor’s decision to refuse to permit the franchisee to exercise its transfer or renewal rights), by requiring the franchisor to give advance notice to the franchisee of the termination and give the franchisee an opportunity to cure most defaults. To date, those laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

Our wholesale and retail segments must also comply with applicable regulations adopted by federal agencies, including product safety regulations, and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent the opening of a new store or the shutting down of an existing store.

Our manufacturing operations, stores and other facilities must comply with applicable environmental, health and safety regulations, although the cost of complying with these regulations to date has not been material. More stringent and varied requirements of local governmental bodies with respect to zoning, land use, and environmental factors can delay, and sometimes prevent, development of new stores in particular locations.

Our stores must comply with the Fair Labor Standards Act and various state laws governing various matters such as minimum wages, overtime and other working conditions. Our stores must also comply with the provisions of the Americans with Disabilities Act, which requires that employers provide reasonable accommodation for employees with disabilities and that stores must be accessible to customers with disabilities.

Properties

We maintain the following facilities for our corporate and retail headquarters and to conduct our principal design, manufacturing and distribution operations:

Location	Principal Activity	Square Feet	Owned or Leased (With Expiration Date)
Elmsford, New York	Executive and other corporate offices, show rooms, design and art production for party products	119,469 square feet	Leased (expiration date: December 31, 2021)
Rockaway, New Jersey	Party City corporate offices	106,000 square feet	Leased (expiration date: July 31, 2017)
Eden Prairie, Minnesota	Manufacture of metallic balloons and accessories	115,600 square feet	Owned
Eden Prairie, Minnesota	Manufacture of retail, trade show and showroom fixtures	15,324 square feet	Leased (expiration date: July 31, 2015)
Harriman, New York	Manufacture of paper napkins	74,400 square feet	Leased (expiration date: March 31, 2016)
Louisville, Kentucky	Manufacture and distribution of paper plates	189,175 square feet	Leased (expiration date: March 31, 2018)
Newburgh, New York	Manufacture of paper napkins and cups	52,400 square feet	Leased (expiration date: May 31, 2015)
East Providence, Rhode Island	Manufacture and distribution of plastic plates, cups and bowls	229,230 square feet (1)	Leased (expiration date: April 26, 2016)
Tijuana, Mexico	Manufacture and distribution of party products	135,000 square feet	Leased (2)
Melaka, Malaysia	Manufacture and distribution of latex balloons	100,000 square feet	Leased (expiration date: May 30, 2072)
Chester, New York (3)	Distribution of party and gift products	896,000 square feet	Owned
Edina, Minnesota	Distribution of metallic balloons and accessories	122,312 square feet	Leased (expiration date: December 31, 2015)
Milton Keynes, Buckinghamshire, England	Distribution of party products throughout Europe	130,858 square feet	Leased (expiration date: June 30, 2017)
Naperville, Illinois	Distribution of party goods for e-commerce sales	440,343 square feet	Leased (expiration date: December 31, 2018)
Kircheim unter Teck, Germany	Distribution of party goods	215,000 square feet	Owned
Baulkham Hills, Australia	Distribution of party goods	3,778 square feet	Leased (expiration date: November 14, 2017)
Atlanta, Georgia	Office and storage facilities	15,012 square feet	Leased (expiration date: June 30, 2016)
Livonia, Michigan	Office and distribution of party goods for Halloween City	89,780 square feet	Leased (expiration date: May 31, 2019)
Pleasanton, California	Office for retail e-commerce sales	11,278 square feet	Leased (expiration date: June 18, 2015)
Brooklyn, New York	Distribution of balloons	68,700 square feet	Leased (expiration date: March 31, 2018)

(1)	This figure represents an industrial park, which includes a 48,455 square foot office and warehouse.
(2)	Property is comprised of two buildings with various lease expiration dates through April 1, 2017.

(3)	Property is subject to a lien mortgage note in the original principal amount of $10.0 million with the New York State Job Development Authority. The lien mortgage note was amended on December 24, 2009. The amended mortgage note for $5.6 million was extended for a period of 60 months and requires fixed monthly payments of principal and interest. At December 31, 2013 and December 31, 2012, the lien mortgage note had balances of $1.2 million and $2.4 million, respectively.

In addition to the facilities listed above, we maintain smaller distribution facilities in Canada and Mexico and sourcing offices in China and Hong Kong. We also maintain sales offices in Australia, Canada, Hong Kong and Japan and showrooms in New York, California, Georgia, Texas, Canada and Hong Kong.

As of December 31, 2013, Company-owned and franchised retail stores (including outlet stores) were located in the following states and Puerto Rico:

State	Company-owned	Franchise	Chain-wide
Alabama	1	8	9
Arizona	0	17	17
Arkansas	0	3	3
California	95	15	110
Colorado	13	1	14
Connecticut	10	2	12
Delaware	1	1	2
Florida	62	10	72
Georgia	30	1	31
Hawaii	0	2	2
Illinois	54	0	54
Indiana	24	0	24
Iowa	8	0	8
Kansas	2	4	6
Kentucky	7	0	7
Louisiana	3	8	11
Maine	3	0	3
Maryland	12	12	24
Massachusetts	28	0	28
Michigan	29	0	29
Minnesota	0	21	21
Mississippi	0	3	3
Missouri	17	1	18
Montana	0	1	1
Nebraska	4	0	4
Nevada	6	0	6
New Hampshire	7	0	7
New Jersey	27	2	29
New Mexico	0	3	3
New York	50	13	63
North Carolina	1	19	20
North Dakota	0	3	3
Ohio	31	0	31
Oklahoma	2	0	2
Oregon	0	2	2
Pennsylvania	14	17	31
Puerto Rico	0	5	5
Rhode Island	3	0	3
South Carolina	3	6	9
Tennessee	6	7	13
Texas	49	16	65
Vermont	1	0	1
Virginia	13	8	21
Washington	12	1	13
West Virginia	1	0	1
Wisconsin	12	0	12

Total	641	212	853

Additionally, at December 31, 2013, there were 34 company-owned retail stores in Canada. In 2013, the Company operated approximately 350 temporary Halloween stores, under the Halloween City banner, in the U.S. and Canada. Under this program, we operate temporary stores under short-term leases with terms of approximately four months, to cover the early September through October Halloween season.

We lease the property for all of our company-owned stores. We do not believe that any individual store property is material to our financial condition or results of operations. Of the leases for the company-owned stores at December 31, 2013, 110 expire in 2014, 66 expire in 2015, 62 expire in 2016, 64 expire in 2017, 98 expire in 2018 and the balance expire in 2019 or thereafter. We have options to extend many of these leases for a minimum of five years.

We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing manufacturing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future. To the extent such capacity is not needed for the manufacture of our products, we generally use such capacity for the manufacture of products for others pursuant to terminable agreements. All manufacturing and distribution facilities generally are used on a basis of two shifts per day. We also believe that, upon the expiration of our current leases, we will be able either to secure renewal terms or to enter into leases for alternative locations at market terms.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Set forth below are the names, ages and positions with the Company of the persons who are serving as directors and executive officers of the Company at November 30, 2014.

Name	Age	Position
Gerald C. Rittenberg	62	Executive Chairman and Director
James M. Harrison	62	Chief Executive Officer, President and Director
Michael A. Correale	56	Chief Financial Officer
Gregg A. Melnick	45	President, Party City Holdings Inc.
Todd M. Abbrecht	46	Director
Jefferson M. Case	37	Director
Steven J. Collins	46	Director
Uttam K. Jain	35	Director
Norman S. Matthews	81	Director
Lawrence P. Molloy	53	Director
Joshua M. Nelson	41	Director

Our directors have been selected pursuant to the terms of the Stockholders Agreement, described more fully below, and the terms of our existing certificate of incorporation.

Gerald C. Rittenberg became our Executive Chairman in January 2014. From 1997 until January 2014, Mr. Rittenberg served as our Chief Executive Officer. From May 1997 until December 1997, Mr. Rittenberg served as acting Chairman of the Board. From October 1996 until May 1997, Mr. Rittenberg served as our President. Mr. Rittenberg’s extensive experience in the decorated party goods industry, his 24-year tenure, his prior experience as our Chief Executive Officer and the requirements of the Stockholders Agreement led to the conclusion that he should serve as a director of our Company.

James M. Harrison became our Chief Executive Officer in January 2014. Mr. Harrison became our President in December 1997. From March 2002 to July 2012, Mr. Harrison served as our Chief Operating Officer. From February 1997 to March 2002, Mr. Harrison also served as our Chief Financial Officer and Treasurer. From February 1997 to December 1997, Mr. Harrison served as our Secretary. Mr. Harrison’s extensive experience in the decorated party goods industry, his 18-year tenure, his role as our Chief Executive Officer and President and the requirements of the Stockholders Agreement led to the conclusion that he should serve as a director of our Company.

Michael A. Correale became our Chief Financial Officer in March 2002. Prior to that time, Mr. Correale served as our Vice President—Finance, from May 1997 to March 2002.

Gregg A. Melnick became President of Party City Holdings Inc. in October 2014. From March 2011 to September 2014, Mr. Melnick was President of the Party City Retail Group. From May 2010 to February 2011, Mr. Melnick was President of Party City Corporation. Previously, he was Chief Operating Officer from October 2007 to April 2010 and Chief Financial Officer from September 2004 to September 2007 of Party City Corporation.

Todd M. Abbrecht has been a member of our Board since July 2012. Mr. Abbrecht is a Managing Director at Thomas H. Lee Partners, L.P. (“THL”). Prior to joining THL in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht is currently a director of Aramark Holdings Corporation, Fogo de Chão, Intermedix Corporation and inVentiv Health, Inc. His prior directorships include Warner Chilcott plc and Dunkin’ Brands Group, Inc. Mr. Abbrecht holds a B.S.E. in Finance from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School. Mr. Abbrecht’s experience serving as a director of various companies and his affiliation with THL, whose affiliated funds are entitled to elect a certain number of directors, led to the conclusion that he should serve as a director of our Company.

Jefferson M. Case has been a member of our Board since July 2012. Mr. Case is a Managing Director at Advent. Mr. Case originally joined Advent in 2001. He left the company in 2004 and attended Harvard Business School, before rejoining Advent in 2006. Prior to joining Advent, Mr. Case worked at Bowles Hollowell Conner / First Union, a leading middle-market M&A investment bank, and in the corporate development group of Danaher Corp. Mr. Case currently serves on the board of directors of International Coffee & Tea, LLC and Serta Simmons Holdings, LLC and has served on the board of directors of Hudson Group. He holds a B.A. in economics from Davidson College and an MBA from Harvard Business School. Mr. Case’s experience serving as a director of various companies and his affiliation with Advent, whose managed funds’ common stock holdings entitle it to elect a certain number of directors, led to the conclusion that he should serve as a director of our Company.

Steven J. Collins has been a member of our Board since August 2008. Mr. Collins, a Managing Director of Advent, serves on the board of directors of Five Below, Inc., lululemon athletica, inc. and Kirkland’s, Inc. and on the board of directors of several privately held businesses. Mr. Collins originally joined Advent in 1995. He left the company in 1997 and worked at Kirkland’s, Inc. and attended Harvard Business School, before rejoining Advent in 2000. Mr. Collins received a B.S. from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Mr. Collins’ experience serving as a director of various companies and his affiliation with Advent, whose managed funds’ common stock holdings entitle it to elect a certain number of directors, led to the conclusion that he should serve as a director of our Company.

Uttam K. Jain has been a member of our Board since July 2012. Mr. Jain is a Principal at THL. Prior to joining THL in 2011, Mr. Jain worked at Riverside Partners and The Boston Consulting Group. Mr. Jain holds a B.Tech. in Chemical Engineering from the Indian Institute of Technology, Bombay, where he was the recipient of the Institute Silver Medal, an M.S. in Chemical Engineering Practice from Massachusetts Institute of Technology and a MBA, with Honors, from the Wharton School of the University of Pennsylvania. Mr. Jain’s affiliation with THL, whose affiliated funds are entitled to elect a certain number of directors, led to the conclusion that he should serve as a director of our Company.

Norman S. Matthews has been a member of our Board since May 2013. Mr. Matthews has worked as an independent consultant and venture capitalist since 1989. From 1978 to 1988, Mr. Matthews served in various senior management positions for Federated Department Stores, Inc., including President from 1987 to 1988. Mr. Matthews currently serves on the Board of Directors of Henry Schein, Inc., Duff & Phelps Corp., Spectrum Brands, Inc. (as Chairman of its nominating and governance committee) and as Chairman of the Board of The Children’s Place Retail Stores, Inc. Mr. Matthews is director emeritus of Sunoco, Inc., Toys ‘R’ Us, Inc. and Federated Department Stores, Inc. and a trustee emeritus at the American Museum of Natural History. During the past five years, Mr. Matthews served on the board of directors of Finlay Fine Jewelry Corporation, Finlay Enterprises, Inc. and The Progressive Corporation. In 2005, Mr. Matthews was named as one of eight outstanding directors by the Outstanding Directors Exchange (an annual award voted on by peer directors and awarded to an outstanding director for the key role he played during a crisis, business transformation or turnaround). Mr. Matthews’ extensive experience in strategic marketing and sales with over 30 years of experience as a senior business leader in marketing and merchandising at large public companies and his valuable expertise in compensation programs and strategy led to the conclusion that he should serve as a director of our Company.

Lawrence P. Molloy has served in various leadership and financial executive roles primarily in the retail sector over the last several years. From September 2007 through June 2013, Mr. Molloy was the Chief Financial Officer for PetSmart Inc. From September 2003 through September 2007, Mr. Molloy worked for Circuit City Stores Inc., where he was the Vice President and CFO of Retail and the Vice President of Financial Planning and Analysis. He has also worked for Capital One Financial, AGL Capital Investments, Deloitte Consulting and the U.S. Navy where he was a fighter pilot for 10 years. In 2011, Mr. Molloy was named Institutional Investors CFO of the Year for Specialty Retail. He earned a B.S. from the U.S. Naval Academy and an MBA from the Darden Graduate School of Business at the University of Virginia. Mr. Molloy also serves as a director for Sprouts Farmers Market. Mr. Molloy’s extensive experience in financial executive roles and his valuable experience in the retail industry led to the conclusion that he should serve as a director of our Company.

Joshua M. Nelson has been a member of our Board since July 2012. Mr. Nelson is a Managing Director at THL. Prior to joining THL in 2003, Mr. Nelson worked at JPMorgan Partners, the private equity affiliate of JPMorgan Chase. Mr. Nelson also worked at McKinsey & Co. and The Beacon Group, LLC. Mr. Nelson is currently a director of 1-800-CONTACTS, Inc., inVentiv Health, Inc., Hawkeye Energy Holdings, LLC and Advance BioEnergy LLC. Mr. Nelson holds an A.B., summa cum laude, in Politics from Princeton University and an MBA with Honors from Harvard Business School. Mr. Nelson’s experience serving as a director of various companies and his affiliation with THL, whose affiliated funds are entitled to elect a certain number of directors, led to the conclusion that he should serve as a director of our Company.

In addition to the individual attributes of each of our directors listed above, we highly value the collective qualifications and experiences of our board members. We believe the collective viewpoints and perspectives of our directors results in a board that is dedicated to advancing the interests of our stockholders.

Composition of our Board of Directors

Upon the completion of this offering, the terms of office of members of our board of directors will be divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2015;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2016; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2017.

Our Class I directors will be            , our Class II directors will be            and our Class III directors will be            . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election and until their successors are duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancies in our classified board of directors will be filled by the remaining directors, and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Following the completion of this offering, we expect to be a “controlled company” under the rules of the NYSE because more than 50% of our outstanding voting power will be held by the Sponsors. See “Principal and Selling Stockholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the NYSE.

Board Structure and Committee Composition

Our board of directors has established, or will establish prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The audit committee’s primary duties and responsibilities will be to:

•	appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

•	engage independent counsel and other advisers, as necessary;

•	determine funding of various services provided by accountants or advisers retained by the committee;

•	serve as an independent and objective party to oversee our internal controls and procedures system; and

•	provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.

Upon completion of this offering, the audit committee will consist of                    , with                     serving as chairman of the committee, and will have at least one independent member. We anticipate that, prior to the completion of this offering, our audit committee will determine that                     meets the definition of “independent director” under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. Our board of directors has determined that                     is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of the NYSE.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of                    , with                     serving as chairman of the committee. The compensation committee will be responsible for:

•	reviewing and approving corporate and individual goals and objectives relevant to executive officer compensation and evaluating the performance of executive officers in light of the goals and objectives;

•	reviewing and approving executive officer compensation;

•	reviewing and approving the chief executive officer’s compensation based upon the compensation committee’s evaluation of the chief executive officer’s performance;

•	making recommendations to the board of directors regarding the adoption of new incentive compensation and equity-based plans, and administering our existing incentive compensation and equity-based plans;

•	making recommendations to the board of directors regarding compensation of the members of the board of directors and its committees;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our filings with the SEC and preparing an annual compensation committee report for inclusion in our annual proxy statement;

•	reviewing and approving generally any significant non-executive compensation and benefits plans;

•	reviewing our significant policies, practices and procedures concerning human resource-related matters; and

•	overseeing any other such matters as the board of directors shall deem appropriate from time to time.

Nominating and Governance Committee

Upon completion of this offering, the nominating and governance committee of our board of directors will consist of            , with             serving as chairman of the committee. The nominating and governance committee will be responsible for and oversee:

•	recruiting and retention of qualified persons to serve on our board of directors;

•	proposing such individuals to the board of directors for nomination for election as directors;

•	evaluating the performance, size and composition of our board of directors; and

•	compliance activities.

Code of Business Conduct and Ethics

We will adopt a code of business conduct, applicable to our officers, directors and employees, in connection with this offering, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Risk Oversight

The board of directors’ role in the Company’s risk oversight process includes receiving reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic risks. The full board of directors receives these reports in order to enable it to understand the Company’s risk identification, risk management and risk mitigation strategies. While the audit and compensation committees are responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is informed of such risks at the board of directors meetings, following a given committee meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis section provides context for the information contained in the tables following this discussion and is intended to provide information about our 2013 compensation objectives and policies for Gerald C. Rittenberg, our Executive Chairman, James M. Harrison, our Chief Executive Officer and President, Michael A. Correale, our Chief Financial Officer, and Gregg A. Melnick, our President-Party City Holdings Inc. (collectively, our “named executive officers”). In January 2014, Mr. Rittenberg became our Executive Chairman and Mr. Harrison became our Chief Executive Officer and President. In October 2014, Mr. Melnick became Party City Holdings Inc.’s President. While the 2013 compensation discussed in this section relates to Mr. Rittenberg’s service as our Chief Executive Officer, Mr. Harrison’s service as our President and Mr. Melnick’s service as President of the Party City Retail Group, for purposes of this Executive Compensation section, we have referenced their new titles.

Compensation Committee

The members of the Compensation Committee of the Board (the “Compensation Committee”) are Todd M. Abbrecht, Steven J. Collins and Joshua M. Nelson. The Compensation Committee is responsible for setting and administering our executive compensation policies and programs and determining the compensation of our executive officers, including our named executive officers. The Compensation Committee also administers our equity incentive plan, the 2012 Plan.

The Compensation Committee has the authority to retain outside independent executive compensation consultants to assist in the evaluation of executive officer compensation. The Compensation Committee has the sole authority to retain, at our expense, and terminate any such consultant, including the sole authority to approve such consultant’s fees and other retention terms. However, all decisions regarding compensation of executive officers are made solely by the Compensation Committee. No independent executive compensation consultants were retained by the Compensation Committees during 2013.

Compensation Philosophy

Our executive compensation program has been designed to motivate, reward, attract and retain the management deemed essential to ensure our success. The program seeks to align executive compensation with our short- and long-term objectives, business strategy and financial performance. We seek to create a sustainable competitive advantage by achieving higher productivity and lower costs than our competitors. Our compensation objectives at all compensation levels are designed to support this goal by:

•	linking pay to performance to create incentives for our named executive officers to perform their duties at a high level;

•	ensuring compensation levels and components are actively managed; and

•	using equity compensation to align employees’ long-term interests with those of our stockholders.

Compensation

Our Chief Executive Officer and President and our Executive Chairman jointly evaluate the performance of all executive and senior officers, other than themselves, against goals and objectives established with respect to those officers, determine the annual base salaries of Mr. Correale and Mr. Melnick and recommend to the Compensation Committee annual cash incentive and share-based incentive compensation for such officers. The Compensation Committee independently evaluates the performance of our Chief Executive Officer and President and our Executive Chairman. The Compensation Committee meets annually, usually in February or March, to evaluate the performance of the executive and senior officers, to approve annual base salaries for Mr. Rittenberg and Mr. Harrison, subject to the contractual commitments we have made with certain of our named executive officers (as described below), and to determine annual cash incentive awards for the prior year’s performance and share-based incentive compensation to be effective for the current year. The Compensation Committee may meet at interim dates during the year to review the compensation of a named executive officer or other officer as the result of unforeseen organizational or responsibility changes, including new hires, which occur during the year.

In determining compensation components and levels, the Compensation Committee, our Chief Executive Officer and President and/or the Executive Chairman consider the scope and responsibility of the officer’s position, our overall financial and operating performance and the officer’s overall performance and future potential. The members of the Compensation Committee are representatives of private equity firms that collectively own approximately 93% of our outstanding equity. Thus, unlike the situation at many public companies, compensation decisions at our company are currently made by individuals who have a real and direct economic stake in the outcome of the decisions. The Compensation Committee members apply their considerable experiences in serving as directors of private equity portfolio companies to devise compensation packages that they believe will attract, retain and provide incentives to the executive talent necessary to manage an entity in which their firms have a substantial economic interest. Although the Compensation Committee looks to other companies to get a sense of the market for executive compensation in comparable circumstances, it currently does not engage in formal benchmarking.

Components of Compensation

The Company’s named executive and other officer compensation includes both short-term and long-term components. Short-term compensation consists of an officer’s annual base salary and annual incentive cash bonus. Long-term compensation may include grants of stock options or other share-based incentives established by the Company, as determined by the Compensation Committee.

Compensation is comprised of the following components:

Annual Base Salary

We pay our named executive officers an annual base salary to provide them with a fixed, base level of compensation. The annual base salaries for Mr. Correale and Mr. Melnick were determined by Mr. Rittenberg and Mr. Harrison based on the scope of Mr. Correale’s and Mr. Melnick’s responsibilities. The annual base salaries of Mr. Rittenberg and Mr. Harrison were determined by the Compensation Committee based on their employment agreements. Generally, we believe that executive annual base salaries should be near the middle of the range of salaries that our Compensation Committee members have observed for executives in similar positions and with similar responsibilities. Annual base salaries are reviewed annually and adjusted from time to time to reflect individual responsibilities, performance and experience, as well as market compensation levels. In the case of Mr. Rittenberg and Mr. Harrison, annual base salary adjustments are determined in accordance with their respective employment agreements. Mr. Correale’s and Mr. Melnick’s annual base salary adjustments for 2013 (an increase of 2% for each of Mr. Correale and Mr. Melnick) were the result of an evaluation of their overall performance during the last completed fiscal year by our Chief Executive Officer and President and our Executive Chairman.

Annual Cash Incentive Plan

We have an annual cash incentive plan that is designed to serve as an incentive to drive annual financial performance. As a company with a substantial amount of indebtedness, we believe that Adjusted EBITDA is an important measure of our financial performance and ability to service our indebtedness and we use it as the target metric for our annual cash incentive plan. Adjusted EBITDA is a non-GAAP measure used internally and is measured by taking net income (loss) and adding back interest charges, income taxes, depreciation and amortization and other adjustments which eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. For a discussion of our use of Adjusted EBITDA and a reconciliation to net income, please refer to “Prospectus Summary— Summary Financial Data” and “Selected Consolidated Financial Data.”

During 2013, the target annual bonus for each named executive officer was based on a percentage of annual base salary ranging from 50%, in the case of Mr. Correale and Mr. Melnick, to 100%, in the case of Mr. Rittenberg and Mr. Harrison. For twenty-five percent (25%) of the target, the Compensation Committee, with input from our Chief Executive Officer and President and our Executive Chairman (other than with respect to their own annual cash bonuses), determines, on a subjective basis, the amount that should be paid. In making the determination, the Compensation Committee evaluates the individual executive’s overall contribution during the prior year, but there are no specific, pre-determined, performance goals. The remaining seventy-five percent (75%) of a named executive officer’s target annual bonus depends on our performance against an Adjusted EBITDA target and also requires that the Compensation Committee, with input from Mr. Rittenberg and Mr. Harrison, be satisfied with the contributions made by the executive during the year. Depending on actual Adjusted EBITDA, the portion of the incentive award that is related to Adjusted EBITDA can be paid at a maximum of 200% for Mr. Rittenberg and Mr. Harrison and 150% for Mr. Correale and Mr. Melnick. The target and maximum annual bonus opportunities for Mr. Rittenberg and Mr. Harrison are established in their employment agreements.

If actual Adjusted EBITDA had equaled the target Adjusted EBITDA, each of the named executive officers would have earned 100% of the Adjusted EBITDA portion of his annual bonus. If actual Adjusted EBITDA was less than 90% of target Adjusted EBITDA, each named executive officer would have earned 0% of the Adjusted EBITDA portion of the annual bonus. If actual Adjusted EBITDA was equal to 90% of target Adjusted EBITDA, each named executive officer would have earned 50% of the Adjusted EBITDA portion of his annual bonus. If actual Adjusted EBITDA was greater than 90% of target Adjusted EBITDA, but less than 100% of the target, the percentage of the Adjusted EBITDA portion of each named executive officer’s annual bonus that was earned would have been adjusted on a straight-line basis. If actual Adjusted EBITDA had equaled 112% of target Adjusted EBITDA, each of the named executive officers would have earned 150% of the Adjusted EBITDA portion of his annual bonus. If actual Adjusted EBITDA was greater than 100% of the target, but less than 112% of the target, the percentage of the Adjusted EBITDA portion of each named executive officer’s annual bonus that was earned would have been adjusted on a straight-line basis. If actual Adjusted EBITDA was greater than 112% of the target, Mr. Rittenberg and Mr. Harrison would each have earned 200% of the Adjusted EBITDA portion of his annual bonus, and Mr. Correale and Mr. Melnick would each have earned 150% of the Adjusted EBITDA portion of his annual bonus. Actual Adjusted EBITDA for 2013 was approximately 95% of target Adjusted EBITDA and the named executive officers earned approximately 75% of the Adjusted EBITDA portion of their annual bonuses.

Additionally, based on the overall contributions by each of the named executive officers during the year, the Compensation Committee concluded that, for 2013, each of the executives should earn 100% of the twenty-five percent (25%) of their target bonus that is determined on a subjective basis.

Stock-based Incentive Program

The Company has adopted the 2012 Plan, under which the Company can grant incentive awards in the form of stock appreciation rights, restricted stock and common stock options to certain directors, officers, employees and consultants of the Company and its affiliates. During 2013, time-based stock options and performance-based stock options were granted under the 2012 Plan. Prior to these grants, none of our named executive officers held any long-term incentive awards. All long-term incentive awards held by our named executive officers prior to the Acquisition were cancelled in connection with the Acquisition. In determining the size of the grants made to our named executive officers, the Compensation Committee considered the size of the equity awards held by our named executive officers prior to the Acquisition, the scope and responsibility of the officer’s position and their experience with equity grants made to executives of other companies with which the Sponsor-directors are affiliated.

The Compensation Committee uses the 2012 Plan as an important component of our overall compensation program because it helps retain key employees, aligns their financial interests with the interests of our equity owners, and rewards the achievement of our long-term strategic goals. Stock options provide our key employees with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of our stock.

The Compensation Committee uses both time-based awards and performance-based awards to provide what it believes are the appropriate incentives. Time-based stock options help to retain executives, who must be employed by us at the time the award vests. In addition, because we set the exercise price of stock options at the fair market value of the common stock at the time of grant, our equity value must increase, thereby benefiting all stockholders, before the awards have any value. Additionally, we grant performance-based awards that vest if specified investment returns are achieved by THL and certain service requirements are met. We believe that these options put our executives in the shoes of our stockholders and align their interests with those of our stockholders.

Upon a change of control described in the 2012 Plan, all outstanding time-based options will, subject to certain limitations, become fully exercisable and vested, and the service-based conditions that apply to outstanding performance-based options will be deemed satisfied with respect to 80% of each such grant. The service-based condition with respect to the remaining 20% of each grant of performance-based options will be deemed satisfied on the earliest of (i) the first anniversary of the change of control, (ii) the date on which the named executive officer’s employment or other service terminates for any reason other than by us for “cause” or by the named executive officer without “good reason” (each as defined in the 2012 Plan) and (iii) the regularly scheduled vesting date, subject to the named executive officer’s continued employment through the applicable date. We believe that providing for acceleration upon a liquidity event such as a change of control helps to align the interests of the executives with those of our stockholders.

The 2012 Plan is further described below under the heading “—Amended and Restated 2012 Plan.”

Investment in the Company

In connection with the Acquisition, each of our named executive officers was offered the opportunity to make an investment in us by converting their directly-owned shares into our post-Acquisition shares. Each of our named executive officers elected to roll over shares in connection with the Acquisition and, as a result, directly or indirectly holds shares of our common stock in the following amounts: Mr. Rittenberg – 223.95 shares; Mr. Harrison – 201.85 shares; Mr. Correale – 24.56 shares; and Mr. Melnick – 77.76 shares.

Offering our named executive officers this opportunity aligns their interests with those of our other stockholders, leads them to act as “employee owners” of our company and allows them to benefit from increases in value that they helped create.

Adjustments in Connection with Cash Dividend

In August 2013, we paid a cash dividend of $10,087 per share on each share of our common stock that was outstanding as of that date. In order to prevent dilution of the value of our outstanding stock options, including awards held by our named executive officers, in connection with the cash dividend, the exercise price of each outstanding stock option was reduced by the amount of the per share dividend, as required by the terms of the 2012 Plan.

Severance Arrangements

We provide severance protection to Mr. Rittenberg and Mr. Harrison in their employment agreements, and to Mr. Correale pursuant to his offer letter. These severance protections are described below under “Potential Payments Upon Termination or Change in Control.”

Our severance protections are designed to retain the services of Mr. Rittenberg, Mr. Harrison and Mr. Correale and resulted from prior negotiations regarding their employment arrangements. We believe the level of severance payments we provide is appropriate and within the range of competitive practice.

Other Benefits and Perquisites

Each named executive officer is also eligible to participate in our broad-based employee benefit plans for U.S.-based employees, such as medical, dental, group life, disability and accidental death and dismemberment insurance. Under our tax-qualified defined contribution plans, our named executive officers and generally all full-time domestic exempt and non-exempt employees who meet certain length-of-service and age requirements, as defined in such plans, may contribute a portion of their compensation to the plan on a pre-tax basis and receive an employer matching contribution ranging from approximately 11% to 100% of the employee contributions, not to exceed a range of 5% to 6% of the employee’s annual salary. In addition, our tax-qualified defined contribution plans provide for annual discretionary contributions to be credited to participants’ accounts. Named executive officers participate in the benefit plans on the same basis as our other employees. The annual value of the contributions to our profit-sharing plans for each named executive officer is reflected in the “All Other Compensation” column of the Summary Compensation Table below. We also provide Mr. Rittenberg, Mr. Harrison and Mr. Correale with certain supplemental disability insurance benefits and Mr. Melnick with certain supplemental life insurance benefits. These benefits are only made available to a select group of executives and senior employees.

Our Chief Executive Officer and President and our Executive Chairman drive automobiles owned by the Company. The Chief Financial Officer and the President of Party City Holdings Inc. each receive an allowance to cover the cost of his automobile. The annual value of the automobile usage and the allowance are reported as taxable income to the executive and are reflected in the “All Other Compensation” column of the Summary Compensation Table below. The Compensation Committee believes that the cost of providing these automobile-related benefits is reasonable relative to its value to our named executive officers.

Clawback Policy

We do not currently have a formal policy for recovery of amounts paid on the basis of financial results which are subsequently restated. Following completion of the offering, under the Sarbanes-Oxley Act, our Chief Executive Officer and our Chief Financial Officer will be required to forfeit incentive compensation paid on the basis of previously issued financial statements for which they were responsible and which have to be restated as a result of misconduct. In the future, we intend to implement a formal policy for recovery of incentive-based compensation paid to current and former executive officers in compliance with requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rulemaking.

Tax Treatment

Because our common stock is not currently publicly traded, executive compensation has not been subject to the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), which limit the deductibility of compensation paid to certain individuals to $1.0 million, excluding qualifying performance-based compensation and certain other compensation. Following this offering, at such time as we are subject to the deduction limitation under Section 162(m) of the Code, we expect that the Compensation Committee will consider the impact of Section 162(m) of the Code when structuring our executive compensation arrangements with our named executive officers. However, the Compensation Committee will retain flexibility to approve the compensation arrangements that promote the objectives of our compensation program but that may not qualify for full or partial tax deductibility.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Gerald C. Rittenberg	2013	$1,337,057	$—	$1,250,834	$1,083,017	$539,685	$4,210,593
Executive Chairman	2012	1,273,388	1,195,333	—	846,421	4,194,399	7,509,541
	2011	1,212,750	70,000	715,900	1,281,634	528,641	3,808,925
James M. Harrison	2013	$1,137,122	$—	$1,161,489	$921,069	$425,664	$3,645,344
Chief Executive Officer and President	2012	1,082,380	896,500	—	719,852	3,231,102	5,929,834
	2011	1,030,838	60,000	536,925	1,089,389	421,320	3,138,472
Michael A. Correale	2013	$366,667	$—	$223,363	$149,731	$43,009	$782,770
Chief Financial Officer	2012	357,433	368,543	—	120,463	446,117	1,292,556
	2011	346,693	—	—	185,939	43,065	575,697
Gregg A. Melnick	2013	$694,552	$—	$714,762	$283,200	$8,988	$1,701,502
President, Party City Holdings Inc.	2012	662,139	228,532	102,540	228,275	861,705	2,083,191
	2011	531,818	—	—	283,000	65,034	879,852

(1)	2012 amounts represent discretionary bonuses paid in conjunction with the Transaction. See “—Compensation Discussion and Analysis—Components of Compensation—Annual Cash Incentive Plan” for further discussion. 2011 amounts represent discretionary bonuses paid in recognition of our 2011 performance.
(2)	The dollar values shown reflect the aggregate grant date fair value of equity awards granted within the year in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. These amounts do not represent the actual value that will be received by each individual from the awards. The assumptions used in determining the fair values are disclosed in Note 12 to our audited consolidated financial statements that appear elsewhere in this prospectus.
(3)	Amounts represent annual bonuses paid for such years.
(4)	Includes for 2013 an annual accrual for deferred bonuses for Mr. Rittenberg and Mr. Harrison of $500,000 and $400,000, respectively, that are payable under their employment agreements described below. In addition, during 2013, each of the named executive officers either used a company car or received a car allowance and, the 2013 amounts include the following automobile-related compensation: Mr. Rittenberg ($25,100); Mr. Harrison ($11,000); Mr. Correale ($28,800); and Mr. Melnick ($8,100). Also included are amounts related to matching 401(k) contributions, contributions to one of our tax-qualified defined contribution plans and life insurance and disability contributions. Includes for 2012 special distributions of $9,400 per pre-Acquisition stock option that became vested in connection with the Acquisition in the following amounts: Mr. Rittenberg ($3,666,602), Mr. Harrison ($2,801,726), Mr. Correale ($402,696) and Mr. Melnick ($852,717). The rights to these payments were established in connection with our December 2010 dividend, which was payable in the same per share amount, and were intended to prevent dilution of our option holders’ interests.

Grants of Plan Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards (2)	Grant Date Fair Value of Stock And Option Awards
		Threshold (1)	Target	Maximum(1)
Gerald C. Rittenberg	4/1/2013	$—	$—	$—	140	$14,913	$8,935	(3)
	4/1/2013	—	—	—	210	14,913	—	(4)
	1/1/2013	501,397	1,337,057	2,339,850	—	—	—
James M. Harrison	4/1/2013	—	—	—	130	14,913	8,935	(3)
	4/1/2013	—	—	—	195	14,913	—	(4)
	1/1/2013	426,421	1,137,122	1,989,964	—	—	—
Michael A. Correale	4/1/2013	—	—	—	25	14,913	8,935	(3)
	4/1/2013	—	—	—	37	14,913	—	(4)
	1/1/2013	69,320	184,853	254,173	—	—	—
Gregg A. Melnick	4/1/2013	—	—	—	80	14,913	8,935	(3)
	4/1/2013	—	—	—	120	14,913	—	(4)
	1/1/2013	131,102	349,605	480,707	—	—	—

(1)	Under our annual cash incentive plan, if our actual Adjusted EBITDA for our 2013 fiscal year was achieved at a threshold Adjusted EBITDA level, the Adjusted EBITDA portion of each named executive officer’s annual bonus (i.e., 75% of his total annual bonus) would have been funded at 50% for our 2013 fiscal year. If our actual Adjusted EBITDA for our 2013 fiscal year was achieved at a maximum Adjusted EBITDA level, this portion would have been funded at 200% for Mr. Rittenberg and Mr. Harrison and 150% for Mr. Correale and Mr. Melnick. For purposes of this table, we have assumed that the remaining 25% of each named executive officer’s annual bonus that is determined on a subjective basis will be funded at 0% in the threshold case and at 100% in the maximum case.
(2)	The options were originally granted with an exercise price equal to $25,000 per share. In connection with the August 2013 dividend distribution of $10,087 per share, in accordance with the terms of the 2012 Plan, the exercise prices of the options were decreased by the amount of the per share dividend.
(3)	The dollar values shown reflect the grant date fair value of equity awards in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. These amounts do not represent the actual value that will be received from the award. The assumptions used in determining the fair values are disclosed in Note 12 to our audited consolidated financial statements that appear elsewhere in this prospectus.
(4)	There is no value assigned to these performance grants under FASB Accounting Standards Codification Topic 718 for stock-based compensation. See Note 12 to our audited consolidated financial statements that appear elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table

Employment Agreements

Employment Agreement with Mr. Rittenberg. Mr. Rittenberg entered into an employment agreement with the Company and Party City Holdings that was amended and restated as of January 13, 2014 (the “Rittenberg Employment Agreement”), pursuant to which Mr. Rittenberg serves as our Executive Chairman for an employment period ending on December 31, 2015. For 2014, Mr. Rittenberg’s annual base salary is $1,403,910. His annual base salary is subject to an automatic five percent increase on January 1, 2015 (and was subject to such automatic increase for each of January 1, 2012, 2013 and 2014). Mr. Rittenberg will be eligible for an annual bonus with a target of 100% of annual base salary for each calendar year during the employment period consistent with the Company’s bonus plan for key executives in effect from time to time, not to exceed 200% of Mr. Rittenberg’s annual base salary. In addition to the annual bonus, Mr. Rittenberg is entitled to receive a deferred bonus accruing at a rate of $500,000 per year (the “Deferred Bonus”), which accrues on a monthly basis

(the currently unpaid portion of which began accruing on January 1, 2013). The Deferred Bonus accruing for the period beginning January 1, 2013 will be paid upon the earliest of the expiration of the employment period or the termination of Mr. Rittenberg’s employment by the Company other than for cause, by Mr. Rittenberg for good reason, or by reason of Mr. Rittenberg’s permanent disability or death. Any payment of the Deferred Bonus to Mr. Rittenberg upon the termination of his employment will be subject to his signing a release of claims. The Rittenberg Employment Agreement also provides for other customary benefits including savings and retirement plans, paid vacation, health care and life insurance plans and expense reimbursement.

Employment Agreement with Mr. Harrison. Mr. Harrison entered into an employment agreement with the Company that was amended and restated as of January 31, 2014 (the “Harrison Employment Agreement”), pursuant to which Mr. Harrison serves as our Chief Executive Officer and President for an employment period ending on December 31, 2015. The Harrison Employment Agreement is substantially identical to the Rittenberg Employment Agreement. The only material differences from the Rittenberg Employment Agreement are that (1) for 2014, Mr. Harrison’s annual base salary is $1,193,323, (2) Mr. Harrison’s deferred bonus accrues at a rate of $400,000 per year, and (3) Mr. Harrison’s severance is calculated differently than Mr. Rittenberg’s, as described below.

For a description of the payments and benefits our named executive officers may be entitled to in connection with a termination of employment or a change in control, and for a description of the restrictive covenants in our favor by which our named executive officers are bound, see “—Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding stock options held by our named executive officers on December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options) (#)) (2)	Option Exercise Price ($)(3)	Option Expiration Date
Gerald C. Rittenberg	28.00	112.00	210.00	$14,913	4/1/2023
James M. Harrison	26.00	104.00	195.00	14,913	4/1/2023
Michael A. Correale	5.00	20.00	37.00	14,913	4/1/2023
Gregg A. Melnick	16.00	64.00	120.00	14,913	4/1/2023

(1)	All time-based options vested 20% on July 27, 2013 and will vest 20% on July 27, 2014, 20% on July 27, 2015, 20% on July 27, 2016 and 20% on July 27, 2017, subject to the named executive officer’s continued employment through the applicable vesting date.
(2)	All performance-based options will vest if both service-based and performance-based conditions are met, subject to the terms of the 2012 Plan and the applicable award agreements. The service-based condition was satisfied as to 20% of the options on July 27, 2013 and will be satisfied as to an additional 20% of the options on each of the second through fifth anniversaries of July 27, 2012, subject to the named executive officer’s employment through the applicable service-based vesting date. Once the service-based condition has been satisfied, the performance-based options will become eligible to vest if a certain minimum multiple of investment is realized by THL and will vest in whole or in part if THL realizes an internal rate of return on its investment in the Company within a specified range.
(3)	The options were originally granted with an exercise price equal to $25,000 per share. In connection with the August 2013 dividend distribution of $10,087 per share, in accordance with the terms of the 2012 Plan, the exercise prices of the options were decreased by the amount of the per share dividend.

Option Exercises and Stock Vested

None of our named executive officers exercised any stock options or became vested in any stock awards during 2013.

Potential Payments upon Termination or Change in Control

The employment contracts of Mr. Rittenberg and Mr. Harrison and the offer letter with Mr. Correale provide for severance benefits upon a termination of employment under certain circumstances or a change in control. For a discussion regarding the severance benefits provided under Mr. Rittenberg’s, Mr. Harrison’s and Mr. Correale’s employment contracts, see “—Employment Agreement with Mr. Rittenberg”, “—Employment Agreement with Mr. Harrison”, and “—Offer Letter with Mr. Correale” below. A change in control would also result in acceleration of our time-based options and would have certain effects on our performance-based options. See “—Effect of Change of Control on Stock Options” below. The following table presents the potential post-employment severance, bonus and deferred bonus payments payable to Mr. Rittenberg, Mr. Harrison and Mr. Correale, as applicable, and the potential effect of a change in control on stock options held by our named executive officers, in each case, as of December 31, 2013. The table also assumes that the triggering event took place on December 31, 2013.

Amounts shown in the table do not include (i) accrued but unpaid salary, annual cash bonuses for 2013 (which will be reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table) and vested benefits and (ii) other benefits earned or accrued by the named executive officer during his or her employment that are available to all salaried employees and that do not discriminate in scope, terms or operations in favor of executive officers.

Name	Benefit	Termination of Employment Without Cause or for Good Reason	Termination of Employment due to Death and Disability	Termination of Employment without Cause or for Good Reason within Six Months of Change in Control (5)	Change in Control without Termination of Employment

Gerald C. Rittenberg	Severance (1)	$5,511,172	$—	$5,094,189	$—
	Deferred Bonus (2)	500,000	500,000	500,000	—
	Vesting of Time-Based Options (3)	—	—	1,085,420	1,085,420
	Vesting of Performance-Based Options (3)	—	—	—	—
James M. Harrison	Severance (1)	$4,611,366	$—	$4,332,435	$—
	Deferred Bonus (2)	400,000	400,000	400,000	—
	Vesting of Time-Based Options (3)	—	—	1,007,890	1,007,890
	Vesting of Performance-Based Options (3)	—	—	—	—
Michael A. Correale	Severance (4)	$519,437	—	$519,437	$—
	Vesting of Time-Based Options (3)	—	—	193,825	193,825
	Vesting of Performance-Based Options (3)	—	—	—	—
Gregg A. Melnick	Vesting of Time-Based Options (3)	—	—	$620,240	$620,240
	Vesting of Performance-Based Options (3)	—	—	—	—

(1)	If the named executive officer’s employment is terminated other than for cause, or if he terminates his employment for good reason, the executive is entitled to receive up to three times the sum of his base salary and $500,000 ($400,000 in the case of Mr. Harrison). The table assumes the executive will be subject to a three-year “restriction period” (as described below) and that his severance multiplier will be three. If the executive is terminated under those circumstances within six months following a change in control, the executive will receive the sum of (a) his base salary multiplied by three and (b) the amount equal to the annual bonus paid to the executive with respect to the last full calendar year of his employment prior to the change in control (the table assumes that such year was 2013 and amounts have been calculated using the executive’s actual bonus paid for 2013).
(2)	Represents accrued but unpaid deferred bonus earned by the named executive officer through the date of termination.
(3)	The value of the acceleration of unvested stock options is determined based on the difference between the exercise price of the options ($14,913) and the fair market value of a share of our common stock ($22,666) as of December 31, 2013. Amounts included in the table represent the value associated with the acceleration of all time-based options in connection with a change of control. No amounts have been included in the table with respect to performance-based options since they would not have vested if a change of control occurred on December 31, 2013. The actual vesting of performance-based stock options in connection with a change of control may be different.
(4)	Represents payment under the severance agreement based on the officer’s base salary and 100% bonus for the year of termination (the table assumes Mr. Correale’s salary as of December 31, 2013 and has been calculated using his actual bonus for 2013).
(5)	If Mr. Rittenberg or Mr. Harrison is not offered employment on substantially similar terms by us or one of our affiliates following a change in control, his employment will be treated as having been terminated other than for cause. See (1) above for the calculation of termination benefits.

Employment Agreement with Mr. Rittenberg. Under the Rittenberg Employment Agreement, if we terminate Mr. Rittenberg’s employment other than for cause, or if Mr. Rittenberg terminates his employment for good reason, we would be obligated to pay Mr. Rittenberg the following lump sum cash payments: (1) accrued unpaid salary, earned but unpaid annual bonus for any prior year and accrued but unpaid vacation pay (collectively, the “Accrued Obligations”); (2) severance pay (the “Severance Payment”) equal to (A)(x) his annual base salary plus (y) $500,000 multiplied by (B) the number of years in the Restriction Period (which will last one to three years following the termination of his employment, as described below); provided, however, that if such a termination occurs within six months following a change in control, the Restriction Period will equal three years and the Severance Payment will equal the sum of three years’ base salary and the amount of annual bonus paid to Mr. Rittenberg with respect to the last full calendar of his employment prior to the change in control; (3) the Deferred Bonus (as described above and calculated under the Rittenberg Employment Agreement) and (4) a pro rata annual bonus for the year of termination. Upon termination of Mr. Rittenberg’s employment by us for cause, or upon the termination of his employment without good reason, Mr. Rittenberg will be entitled to the Accrued Obligations. Upon his termination of employment due to death or disability, Mr. Rittenberg will be entitled to the Accrued Obligations, the Deferred Bonus and a pro rata annual bonus for the year of termination. All payments of the Deferred Bonus and pro rata bonus are subject to Mr. Rittenberg’s (or, in the case of his death, his beneficiary or estate’s) signing of a release of claims.

If a change in control occurs and Mr. Rittenberg is not offered employment on substantially similar terms by us or by one of our continuing affiliates immediately thereafter, then for all purposes of the Rittenberg Employment Agreement, Mr. Rittenberg’s employment will be treated as having been terminated by us other than for cause effective as of the date of such change in control. However, if Mr. Rittenberg is hired or offered employment on substantially similar terms by the purchaser of our stock or assets, if his employment is continued by us or one of our continuing affiliates, or if Mr. Rittenberg does not actually terminate employment, he will not be entitled to the treatment described in the preceding sentence.

The Rittenberg Employment Agreement also provides that during the term of the agreement and the Restriction Period (as described below), Mr. Rittenberg will be subject to certain non-competition and non-solicitation provisions, as described in the Rittenberg Employment Agreement. The Restriction Period will be three years in the event of the termination of Mr. Rittenberg’s employment by us for cause or by Mr. Rittenberg without good reason. If we terminate Mr. Rittenberg’s employment other than for cause or due to his death or permanent disability, or Mr. Rittenberg terminates his employment for good reason, the Restriction Period will be instead a one, two or three-year period, determined at our election (except that following a change in control, the Restriction Period will be three years if Mr. Rittenberg’s employment is terminated by us other than for cause or by Mr. Rittenberg for good reason).

Employment Agreement with Mr. Harrison. The Harrison Employment Agreement is substantially identical to the Rittenberg Employment Agreement. The only material differences from the Rittenberg Employment Agreement with respect to severance and change in control-related benefits is that the Severance Payment payable to Mr. Harrison in the case of a termination of his employment by us other than for cause or by Mr. Harrison for good reason is based on his annual base salary plus $400,000.

Offer Letter with Mr. Correale. Under an offer letter with Mr. Correale, upon termination of his employment by the Company for any reason other than for cause, Mr. Correale is entitled to severance in an amount equal to one year’s compensation at the rate of compensation in effect at the date of termination.

Effect of Change of Control on Stock Options. Upon a “change of control” (as defined in the 2012 Plan) all time-based options will become immediately and fully vested and the time-vesting condition applicable to performance-based options will be deemed satisfied as to all but 20% of each grant of performance-based options. The time-vesting condition would be deemed satisfied as to the final 20% of each grant of performance-based options on the earliest of (i) the first anniversary of the change of control, (ii) the date on which the named executive officer’s employment or other service terminates for any reason other than by us for “cause” or by the named executive officer without “good reason” (each as defined in the 2012 Plan) and (iii) the regularly scheduled vesting date, subject to the named executive officer’s employment through the applicable date.

If THL receives “deferred proceeds” (which are generally defined to include rights to contingent payments, deferred payments and similar payments) in connection with a change of control, any unvested performance-based options will generally remain outstanding and eligible to vest until the earlier of the date THL no longer holds any equity or other securities of the Company or any deferred proceeds or the tenth anniversary of the date of grant (the earlier date, the “Final Vesting Date”). Upon the termination of a named executive officer’s employment or other service by us for any reason on or after a change in control other than for cause or by the named executive officer without good reason, any unvested performance-based options will remaining outstanding and eligible to vest until the Final Vesting Date.

Restrictive Covenants in Stock Option Agreements. The stock option agreements for the stock options held by each of our named executive officers contain certain restrictive covenants, including non-competition and non-solicitation provisions that apply during the named executive officer’s employment and the 18-month period following a termination of his employment with us.

Amended and Restated 2012 Plan

Prior to the completion of this offering, our board of directors intends to amend and restate the 2012 Plan. The following describes what we anticipate to be the material terms of the amended and restated 2012 Plan. This summary is not a complete description of all provisions of the 2012 Plan and is qualified in its entirety by reference to the 2012 Plan, which will be filed as an exhibit to an amended version of the Registration Statement of which this prospectus is a part.

Plan Administration. The Compensation Committee will administer the amended and restated 2012 Plan. The Compensation Committee will have the authority to, among other things, select participants, determine the amount and terms and conditions of awards and adopt such rules, forms and guidelines for administering the amended and restated 2012 Plan as it deems necessary and proper. All actions taken and all interpretations and determinations made by the Compensation Committee will be final and binding.

Authorized Shares. Subject to adjustment as described in the amended and restated 2012 Plan, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the amended and restated 2012 Plan will be                 . Any shares tendered to or withheld by us in connection with the payment of the exercise or purchase price of an award or to satisfy tax withholding obligations with respect to a stock option or stock appreciation right will not be available again under the plan. In the event that an outstanding award expires, is forfeited, cancelled or otherwise terminated without consideration, the shares subject to such award will be available for future grant under the plan.

Shares of our common stock to be issued under the amended and restated 2012 Plan may be authorized but unissued shares of common stock or treasury shares.

Eligibility. The Compensation Committee will select participants from employees, directors and consultants of the Company or its subsidiaries or affiliates.

Types of Awards; Vesting. The amended and restated 2012 Plan will provide for grants of stock options, stock appreciation rights, restricted stock and unrestricted stock and other stock-based awards. The Compensation Committee will have the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

•	Stock options and stock appreciation rights. The exercise price of a stock option, and the grant price against which a stock appreciation right is to be measured, may not be less than the fair market value (or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of the fair market value) of a share of our common stock on the date of grant.

•	Restricted and unrestricted stock. A restricted stock award is an award of shares of our common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to such restrictions.

•	Other stock-based awards. Other stock-based awards are awards that are valued by reference to, or otherwise based, on shares of our common stock, including without limitation, restricted stock units, dividend equivalent rights and other phantom awards.

Non-Transferability of Awards. Awards under the amended and restated 2012 Plan may not be transferred except in the case of a participant’s death, unless otherwise provided by the Compensation Committee.

Termination of Employment. Unless otherwise provided by the Compensation Committee or in an award agreement, upon a termination of employment or service all unvested options and other awards requiring exercise will terminate and all other unvested awards will be forfeited. Upon a termination of employment or service for cause, all outstanding awards will terminate and be forfeited without consideration. Upon a termination of employment or service for reasons other than for cause, vested options will remain exercisable for 60 days following such termination (90 days in the case of a termination due to death), unless otherwise provided by the Compensation Committee or in an award agreement.

Performance Criteria. In the case of awards intended to qualify for the performance-based compensation exception under Section 162(m) of the Code, the Compensation Committee will establish the applicable performance criteria in writing within the time required by Section 162(m) of the Code, which will be limited to objectively determinable measures of performance relating to any or any combination of the following: net sales; system-wide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); adjusted operating income; adjusted net income; adjusted earnings per share; channel revenue growth; franchising commitments; manufacturing profit; manufacturing profit margin; store closures; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); adjusted earnings or loss (including adjusted earnings or loss before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company’s products); points of distribution; gross or net store openings; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company’s equity or debt securities; factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; and recruiting and maintaining personnel.

To the extent consistent with the requirements of Section 162(m) of the Code, the Compensation Committee may establish that, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

Individual Limits. The following limits will apply to awards granted or, in the case of an other stock-based award, payable to any person in a calendar year under the amended and restated 2012 Plan: (i) stock options:                  shares of our common stock; (ii) stock appreciation rights:                  shares of our common stock; (iii) restricted stock:                  shares of our common stock; (iv) unrestricted stock:                  shares of our common stock; (v) other stock-based awards settled in shares:                  shares of our common stock: and (vi) other stock-based awards settled in cash: $        .

Adjustments. In the event of a corporate event or transaction involving the company or its subsidiaries or affiliates, including a merger, consolidation, reorganization, recapitalization, stock split, combination of shares, extraordinary cash dividend or other like change in capital structure (other than normal cash dividends to stockholders), or any similar corporate event or transaction, the Compensation Committee, in order to prevent dilution or enlargement of participants’ rights under the amended and restated 2012 Plan, will substitute or adjust, in its sole discretion, the number and kind of shares or other property that may be issued under the amended and restated 2012 Plan or awards thereunder, the exercise prices, grant prices or purchase prices of awards thereunder, and other value determinations (including performance conditions) applicable to the amended and restated 2012 Plan or awards.

Change in Control. Upon the occurrence of a change of control, unless specifically prohibited by applicable law or regulation or as otherwise provided in an award agreement, the Compensation Committee will be authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including, but not limited to, continuing or assuming outstanding awards, substituting outstanding awards with equity, equity-based, or cash awards of the surviving entity with substantially the same terms, accelerating the exercisability, vesting and/or lapse of restrictions under outstanding awards, upon written notice, requiring the exercise of outstanding awards (to the extent exercisable) prior to the change in control, providing for the cancellation of all or any portion of outstanding awards for fair value and cancelling unvested or unexercisable awards for no consideration.

Recovery of Compensation. The Compensation Committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the amended and restated 2012 Plan if a participant is not in compliance with the provisions of the plan, any award thereunder or if a participant breaches any agreement with our company with respect to non-competition, non-solicitation or confidentiality. The Compensation Committee also may recover any award or payments or gain in respect of any award under the amended and restated 2012 Plan in accordance with any applicable company recoupment policy or as otherwise required by applicable law or applicable stock-exchange listing standards.

Amendment and Termination. The Compensation Committee may amend the amended and restated 2012 Plan or outstanding awards, or terminate the amended and restated 2012 Plan, except that the consent of a participant will be required for any amendment to an award that adversely affects a participant’s rights under such award (unless necessary to comply with applicable law).

Executive Annual Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt the Party City Holdco Inc. Executive Annual Incentive Plan (the “Annual Plan”). Upon completion of this offering, annual award opportunities for certain key employees, including our named executive officers, will be granted under the Annual Plan. The following summary describes what we anticipate to be the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, which will be filed as an exhibit to an amended version of the Registration Statement of which this prospectus is a part.

Administration. The Annual Plan will be administered by the Compensation Committee.

Eligibility. Executive officers and other key employees of the Company and its affiliates will be selected from time to time by the Compensation Committee to participate in the Annual Plan.

Awards. Award opportunities under the Annual Plan will be granted by the Compensation Committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the Compensation Committee). The Compensation Committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms as the Compensation Committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Code, to the extent applicable, as well as awards that are not intended to so qualify.

Performance Criteria. Awards under the Annual Plan will be made based on, and subject to achieving, “performance criteria” established by the Compensation Committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): net sales; system-wide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); adjusted operating income; adjusted net income; adjusted earnings per share; channel revenue; channel revenue growth; franchising commitments; manufacturing profit; manufacturing profit margin; store closures; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); adjusted earnings or losses (including adjusted earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization);

economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company’s products); points of distribution; gross or net store openings; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company’s equity or debt securities, factoring transactions, sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; and recruiting and maintaining personnel.

To the extent consistent with the requirements of Section 162(m) of the Code, the Compensation Committee may establish that, in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m) of the Code, that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events occurring during the performance period of such award that affect the applicable performance criteria.

Payment. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied under the award. Following the close of the performance period, the Compensation Committee will determine (and, to the extent required by Section 162(m) of the Code, certify) as to whether and to what extent the applicable performance criteria have been satisfied. The Compensation Committee will then determine the actual payment, if any, under each award.

Payment Limits. The maximum payment to any participant under the Annual Plan for any fiscal year will in no event exceed $        .

Recovery of Compensation. Awards under the Annual Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Annual Plan will be obligated to return such payment to us, to the extent provided by the Compensation Committee in connection with a breach by the participant of an award agreement under the plan or any non-competition, non-solicitation, confidentiality or similar covenant or agreement with the Company or otherwise in accordance with any applicable Company recoupment policy, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination. The Compensation Committee may amend or terminate the Annual Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m) of the Code.

2014 Annual Cash Incentive Plan

Our named executive officers are each entitled to participate in our annual cash incentive plan for our 2014 fiscal year. The terms of our annual cash incentive plan for our 2014 fiscal year, as they apply to our named executive officers, will be the same as the terms that applied for our 2013 fiscal year, as described above under “—Executive compensation—Components of Compensation—Annual Cash Incentive Plan.” Seventy-five percent (75%) of each named executive officer’s target bonus for our 2014 fiscal year will be determined based on the achievement of pre-established Adjusted EBITDA goals and the remaining twenty-five percent (25%) of each named executive officer’s target annual bonus will be determined by the Compensation Committee on a subjective basis, as described above. The target annual bonus as a percentage of annual base salary for each of our named executive officers will be unchanged for our 2014 fiscal year annual bonuses from the percentages that applied for our 2013 fiscal year annual bonuses.

Director Compensation

Annual Compensation

Directors who are also our employees, or are representatives of our Sponsors, receive no additional compensation for serving as a director. In 2013, two non-Sponsor directors were appointed to our Board: Norman S. Matthews and Lawrence P. Molloy.

We agreed to pay, and will continue to pay, the non-Sponsor directors an annual retainer fee of $50,000 that is pro-rated for any partial year. In addition, Mr. Matthews was granted time-based stock options with respect to two shares of our common stock during 2013.

The following table further summarizes the compensation paid to our directors for the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Norman S. Matthews	$29,670	$17,869	$47,539
Lawrence P. Molloy	3,973	—	3,973
Todd M. Abbrecht	—	—	—
Jefferson M. Case	—	—	—
Steven J. Collins	—	—	—
Uttam K. Jain	—	—	—
Joshua M. Nelson	—	—	—

(1)	The dollar values shown reflect the aggregate grant date fair value of equity awards granted within the year in accordance with FASB Accounting Standards Codification Topic 718 for stock-based compensation. These amounts do not represent the actual value that will be received by Mr. Matthews from the award. The assumptions used in determining the fair values are disclosed in Note 12 to our audited consolidated financial statements that appear elsewhere in this prospectus. As of December 31, 2013, Mr. Matthews held options with respect to two shares of our common stock and no stock awards. None of our other directors held any options with respect to our common stock or stock awards.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee who served during 2013 are set forth under “—Compensation Committee.” There were no interlocks or insider participation between any member of the Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at November 30, 2014 for:

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each other selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Shares of common stock that may be acquired within 60 days following November 30, 2014 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Party City Holdco Inc., 80 Grasslands Road, Elmsford, New York 10523.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage of Class Outstanding Prior to the Offering	Shares to be Offered in Underwriters’ Option	Number of Shares of Common Stock Beneficially Owned After the Offering+	Percentage of Class Outstanding After the Offering+
Funds managed by Advent International Corporation (1)	8,000.00	23.81%
Funds affiliated with Thomas H. Lee Partners, L.P. (2)	23,270.70	69.25%
Todd M. Abbrecht (3)	23,270.70	69.25%
Jefferson M. Case (4)	8,000.00	23.81%
Steven J. Collins (4)	8,000.00	23.81%
Michael A. Correale (5)	34.56	*
James M. Harrison (6)	253.85	*
Uttam K. Jain (3)	23,270.70	69.25%
Norman S. Matthews (7)	30.40	*
Gregg A. Melnick (8)	109.76	*
Lawrence P. Molloy	—	—
Joshua M. Nelson (3)	23,270.70	69.25%
Gerald C. Rittenberg (9)	279.95	*
All directors and executive officers as a group (11 persons)	31,979.22	94.93%
Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%.
+	Assumes the exercise of the underwriters’ option to purchase additional shares in full.
(1)	Funds managed by Advent International Corporation own 100% of Advent Party City Acquisition L.P., which in turn owns shares of our common stock. With respect to the shares held by funds managed by

Advent International Corporation, a group of individuals currently composed of David M. Mussafer, Steven M. Tadler and David M. McKenna, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by the funds managed by Advent International Corporation. Each of Mr. Mussafer, Mr. Tadler and Mr. McKenna disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation is 75 State Street, Boston, MA 02109.
(2)	Funds affiliated with Thomas H. Lee Partners, L.P. (the “THL Funds”) own 100% of THL PC Topco, L.P., which in turn owns shares of our common stock. Voting and investment determinations with respect to the securities held by the THL Funds are made by a management committee consisting of Anthony J. DiNovi and Scott M. Sperling, and as such Messrs. DiNovi and Sperling may be deemed to share beneficial ownership of the securities held or controlled by the THL Funds. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of such securities. The address of each of Messrs. DiNovi and Sperling is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.
(3)	Mr. Abbrecht and Mr. Nelson are managing directors of THL and Mr. Jain is a vice president of THL. Mr. Abbrecht, Mr. Jain and Mr. Nelson each disclaim beneficial ownership of the securities held or controlled by the THL Funds. Their addresses are c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, MA 02110.
(4)	Mr. Case and Mr. Collins each disclaim beneficial ownership of the shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. Their addresses are c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
(5)	Includes 10.00 shares which could be acquired by Mr. Correale within 60 days upon exercise of options.
(6)	Includes 227.85 shares held by a limited liability company and a trust and 26.00 shares which could be acquired by Mr. Harrison within 60 days upon exercise of options.
(7)	Includes 0.4 shares which could be acquired by Mr. Matthews within 60 days upon exercise of options.
(8)	Includes 77.76 shares held by a trust and 16.00 shares which could be acquired by Mr. Melnick within 60 days upon exercise of options.
(9)	Includes 251.95 shares held indirectly in a limited liability company and a trust and 28.00 shares which could be acquired by Mr. Rittenberg within 60 days upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policy

In accordance with the charter of our Audit Committee, which will become effective upon the closing of this offering, and our policy with respect to related person transactions, which our board of directors (acting through our Audit Committee) will adopt prior to the closing of this offering, our Audit Committee will be responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) where the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, and where we (or our subsidiaries) are a participant and in which a related person has or will have a direct or indirect material interest. A related person is: (1) any person who is, or at any time since the beginning of our fiscal year was, a director or executive officer of the company, or a nominee for director or executive officer of the company; (2) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; (3) any immediate family member of the foregoing persons and (4) any firm, corporation or other entity in which any of the foregoing persons has a position or relationship, or in which such person, together with his or her immediate family members, has a 10% or greater beneficial ownership.

In the course of its review and approval of related person transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related person transactions will require our Audit Committee to consider, among other factors it deems appropriate:

•	the benefits to the Company;

•	the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Agreements with Management

We have previously entered into employment agreements with certain of our executive officers. See “Executive Compensation—Employment Agreements.”

Management Agreement

As a result of the Acquisition, on July 27, 2012, funds affiliated with THL, Advent and other investors acquired a majority stake in the Company. In conjunction with the Acquisition, funds affiliated with Advent maintained a minority interest in the Company. At the time of the Acquisition the Company entered into a management agreement with THL and Advent, under which THL and Advent will provide advice to the Company on, among other things, financing, operations, acquisitions and dispositions. Under the agreement, THL and Advent are paid, in aggregate, an annual management fee in the amount of the greater of $3.0 million or 1.0% of Adjusted EBITDA, as defined in the Company’s debt agreements (see Selected Consolidated Financial Data for further details). THL and Advent received management fees in the amounts of $1.9 million and $0.6 million, respectively, during the first nine months of 2014, $2.2 million and $0.8 million, respectively, during 2013 and $1.0 million and $0.3 million, respectively, during the period from July 28, 2012 to December 31, 2012. Additionally, at the time of the Acquisition, the Company paid THL and Advent a non-recurring $20.0 million fee for certain services that were performed in conjunction with the consummation of the Acquisition. The amount was recorded in other expense net in the Company’s consolidated statement of operations and comprehensive loss for the period from July 28, 2012 to December 31, 2012. Additionally, as long as THL and Advent receive annual management fees, they will advise the Company in connection with financing, acquisition and disposition transactions and the Company will pay a fee for services rendered in connection with financing, acquisition and disposition transactions in an amount up to 1% of the gross transaction value. The management agreement expires on its tenth anniversary. In the case of an initial public offering or a change in control, as defined in the Company’s Stockholders Agreement, at the time of such event the Company must pay THL and Advent the net present value of the remaining annual management fees that are payable over the agreement’s ten year term. Upon consummation of this offering, the management agreement will terminate and the Company will pay a termination fee of approximately $         to the Sponsors.

Prior to the Acquisition, the Company had a management agreement with two of its former owners, Berkshire Partners LLC (“Berkshire Partners”) and Weston Presidio Capital (“Weston Presidio”), pursuant to which they were paid an annual management fee in the aggregate amount of $1.3 million. Berkshire Partners received management fees of $0.5 million during the period from January 1, 2012 to July 27, 2012 and $0.8 million during 2011. Weston Presidio received management fees of $0.2 million during the period from January 1, 2012 to July 27, 2012 and $0.4 million during 2011. On August 19, 2008, Berkshire Partners and Weston Presidio entered into an agreement with Advent pursuant to which Advent would provide consulting and management advisory services to the Company and would receive, in return, a portion of the management fees due to Berkshire Partners and Weston Presidio under their management agreement. Under this agreement, Advent received management fees of $0.3 million during the period from January 1, 2012 to July 27, 2012 and $0.5 million during 2011.

Stockholders Agreement

In connection with the Acquisition, the Company, the Sponsors, American Greetings and certain members of management entered into a stockholders agreement (the “Stockholders Agreement”). The Stockholders Agreement contains provisions related to the election of directors, governance, stock transfer restrictions, customary drag-along rights and customary tag-along rights and preemptive rights. The terms of the Stockholders Agreement terminate, subject to certain limited exceptions, upon the earlier of (i) an initial public offering of the Company or any subsidiary of the Company, (ii) consummation of a Change of Control Transaction (as defined in the Stockholders Agreement) and (iii) the mutual written consent of the Company, the Sponsors, American Greetings and a majority in interest of members of senior management party to the Stockholders Agreement.

We intend, in connection with the completion of this offering, to enter into an amended and restated stockholders agreement, the terms of which have not yet been agreed to by the Company and the Sponsors.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which we refer to as our bylaws, as each is anticipated to be in effect upon the closing of this offering.

General

Upon completion of this offering, we have authority to issue up to: (i)                 shares of common stock, par value $0.01 per share; and (ii)                 shares of preferred stock, par value $0.01 per share. As of September 30, 2014, we had 33,582.33 shares of common stock outstanding held by 75 shareholders of record and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, except as described below, to issue up to                 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of the holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-takeover Effects of the DGCL and our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation or our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our bylaws also provide that a director may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Action by Written Consent

The DGCL provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our certificate of incorporation provides that after the Sponsors collectively own less than 50% of our outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. As a result, THL and Advent will be able to act by written consent so long as they collectively own at least 50% of our outstanding common stock.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board of directors or (b) the board of directors through a special resolution.

In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or any committee thereof, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Amended and Restated Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote. Additionally, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the “Classified Board of Directors,” “Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our amended and restated certificate of incorporation;

provided, however, that so long as the Sponsors collectively beneficially own (directly or indirectly) more than fifty percent (50%) of the outstanding shares of our common stock, such alteration, amendment, repeal or adoption will be approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our bylaws.

Renouncement of Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Exempted Persons and that may be a business opportunity for such Exempted Person, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such Exempted Person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. None of the Exempted Persons or their representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries. In addition, the affirmative vote of eighty percent (80%) of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with provisions related to the “Renouncement of Corporate Opportunity.”

Business Combinations

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the Sponsors, their respective affiliates and associates, and any of their respective direct or indirect transferees of at least 5% of our outstanding common stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We intend to apply to list our shares of common stock on the NYSE under the symbol “PRTY.”

DESCRIPTION OF CERTAIN DEBT

Senior Credit Facilities

In connection with the Acquisition our wholly-owned subsidiaries, PCHI and Holdings, and certain of their subsidiaries entered into a $400.0 million senior secured asset-based revolving credit facility (the “ABL Facility”), which included a $50.0 million letter of credit and a $40.0 million swingline loan facility and a $1,125.0 million senior secured term loan facility (the “Term Loan Facility,” and collectively with the ABL Facility, the “Senior Credit Facilities”), with Deutsche Bank Trust Company Americas, as administrative agent, and certain financial institutions as lenders. Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Goldman Sachs Lending Partners LLC, and Morgan Stanley Senior Funding, Inc. acted as joint lead arrangers and joint bookrunners for the Senior Credit Facilities.

On February 19, 2013, the credit agreement governing the Term Loan Facility was amended to reduce the interest rate applicable to borrowing under the Term Loan Facility by 1.50%. Additionally, on February 27, 2014, the agreement was amended again to reduce the interest rate by an additional 0.25%.

General

The credit agreement governing the ABL Facility (the “ABL Facility”) provides that PCHI may request up to $125.0 million in increased commitments under the ABL Facility subject to certain conditions. In addition, the credit agreement governing the Term Loan Facility (the “Term Loan Facility”) provides that PCHI may request increases to the Term Loan Facility and/or add one or more incremental revolving facilities or term loan facilities in an aggregate principal amount not to exceed (x) $250.0 million, plus (y) in the case of any incremental revolving facilities that serve to effectively extend the maturity of the Term Loan Facility and/or any incremental revolving facilities, an amount equal to the reductions in the Term Loan Facility and/or such incremental revolving facilities to be replaced thereby plus (z) an unlimited amount, subject to compliance on a pro forma basis with a senior secured leverage ratio of no greater than 4.00:1.00. The interest rate for any such incremental facility will be determined in accordance with a calculation set forth in the Term Loan Facility. The existing lenders under the Senior Credit Facilities will not be under any obligation to provide such additional commitments, and any increase in commitments is subject to customary conditions precedent.

Availability under the ABL Facility is limited to the line cap, which is calculated as the lesser of (a) the aggregate revolving commitments and (b) the then applicable borrowing base (the “Line Cap”). The borrowing base shall equal the sum of the following:

•	90% of eligible trade receivables, plus

•	90% of eligible credit card receivables, plus

•	90% of the net orderly liquidation value of eligible inventory and eligible in-transit inventory (not to exceed $20.0 million), minus

•	any reserves established by the administrative agent for the ABL Facility in its permitted discretion.

Interest Rate and Fees

Borrowings under the Senior Credit Facilities bear interest at a rate per annum equal to an applicable margin, plus, at PCHI’s option, either (a) a base rate (which in the case of the Term Loan Facility only, shall be no less than 2.00% (2.25% prior to the amendments)) determined by the reference to the highest of (1) the prime commercial lending rate publicly announced by the administrative agent as the “prime rate” as in effect on such day, (2) the federal funds effective rate plus 0.50%, and (3) the LIBOR rate determined by reference to the cost of funds for Eurodollar deposits for an interest period of one month, plus 1.00% or (b) a LIBOR rate (which in the case of the Term Loan Facility only, shall be no less than 1.00% (1.25% prior to the amendments)) determined by reference to the costs of funds for Eurodollar deposits for the specified interest period, as adjusted for certain statutory reserve requirements. The applicable margin for borrowings under the ABL Facility ranges from 0.5% to 1.00% with respect to base rate borrowings and from 1.50% to 2.00% with respect to LIBOR borrowings, based on excess availability under the Line Cap. The applicable margin as of December 31, 2013 was 0.75% for base rate loans and 1.75% for loans based on the LIBOR rate. The applicable margin for borrowings under the Term Loan Facility margin is 2.00% (3.50% prior to the amendments) with respect to base rate borrowings and 3.00% (4.50% prior to the amendments) with respect to LIBOR borrowings.

A commitment fee will be charged on the average daily unused portion of the ABL Facility of 0.25% per annum if average utilization under the ABL Facility is greater than or equal to 50.0% or 0.375% if average utilization under the ABL Facility is less than 50.0%. A letter of credit fee will accrue on the aggregate face amount of outstanding letters of credit under the ABL Facility equal to the interest rate margin for LIBOR loans. In addition, a fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum.

Mandatory Prepayments

The Term Loan Facility requires PCHI to prepay, subject to certain exceptions, outstanding term loans with:

•	100% of net cash proceeds of any incurrence of debt, other than the net cash proceeds of debt permitted under the Term Loan Facility;

•	100% of net cash proceeds above a threshold amount of certain asset sales, subject to reinvestment rights and certain other exceptions; and

•	50% (subject to step-downs to 25% and 0% based upon the senior secured leverage ratio) of our annual excess cash flow.

The ABL Facility requires PCHI to prepay outstanding loans and cash collateralize, “backstop” or replace outstanding letters of credit if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and outstanding letters of credit under the ABL Facility exceeds the Line Cap, in an aggregate amount equal to such excess.

Optional Prepayments

The February 2014 amendment to the Term Loan Facility requires PCHI to pay a 1.00% premium on the outstanding principal amount of the term loans prepaid, refinanced, substituted or otherwise replaced, or the terms of which are amended, in connection with certain repricing transactions occurring within six months of the amendment. Other than that requirement, PCHI may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Senior Credit Facilities at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR borrowings.

Amortization and Final Maturity

There is no scheduled amortization under the ABL Facility. The ABL Facility has a maturity date of July 27, 2017. The term loans under the Term Loan Facility mature on July 27, 2019. PCHI is required to repay installments on the term loans in quarterly principal amounts of 0.25%, with the remaining amount payable on the maturity date.

Guarantees and Security

All obligations under the Senior Credit Facilities are unconditionally guaranteed by Holdings and certain of PCHI’s existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of PCHI’s assets and the assets of the guarantors, including:

•	A first-priority or second-priority pledge, as applicable, of all of PCHI’s capital stock directly held by Holdings and a first-priority or second-priority pledge, as applicable, of all of the capital stock directly held by PCHI and its subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary or any “disregarded” domestic subsidiary, will be limited to 65% of the stock of such subsidiary); and

•	A first-priority or second-priority security interest, as applicable, in substantially all of PCHI’s and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Certain Covenants and Events of Default

The Senior Credit Facilities contain a number of restrictive covenants that, among other things and subject to certain exceptions, restrict PCHI’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans and advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

•	engage in transactions with our affiliates;

•	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

•	materially alter the business we conduct;

•	modify certain material documents;

•	change our fiscal year;

•	consolidate, merge, liquidate or dissolve;

•	incur liens; and

•	make prepayments of subordinated or junior debt or the notes.

Holdings shall also be subject to a “passive holding company” covenant under the Senior Credit Facilities.

In addition, upon the occurrence of an event of default or excess availability under the Line Cap of less than the greater of 10.0% of the Line Cap and $30.0 million, we will be subject to a fixed charge coverage ratio test of at least 1.0 to 1.0.

The Senior Credit Facilities also contain certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the Senior Credit Facilities will be permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which will include, among others, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), material judgments and changes of control.

Senior Notes

General

In July 2012, PCHI, our wholly-owned indirect subsidiary, issued $700.0 million aggregate principal amount of 8.875% senior notes due 2020 under an indenture dated July 27, 2012, as amended or supplemented from time to time. The senior notes are guaranteed, jointly and severally, on an unsecured subordinated basis by each of its existing and future domestic subsidiaries.

Covenants

The indenture governing the senior notes contains certain covenants limiting, among other things and subject to certain exceptions, PCHI’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or distributions on capital stock or redeem, repurchase or retire its capital stock or the capital stock of any restricted subsidiary or make payments on, or redeem, repurchase or retire any indebtedness subordinated to the senior notes;

•	make certain investments, loans, advances and acquisitions;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	create liens;

•	guarantee debt;

•	create restrictions on the payment of dividends or other amounts to PCHI from its restricted subsidiaries;

•	consolidate, merge or transfer all or substantially all of PCHI’s assets and the assets of its subsidiaries; and

•	engage in unrelated businesses.

The indenture governing the senior notes also contains certain customary affirmative covenants and events of default, including a cross-payment default provision and cross-acceleration provision in the case of a payment default or acceleration according to the terms of any indebtedness with an aggregate principal amount of $50 million or more.

Prepayments

Prior to August 1, 2015, PCHI may redeem the outstanding senior notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount of the senior notes redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date, and a “make-whole premium.” PCHI may redeem up to 40% of the aggregate principal amount of the senior notes before August 1, 2015 with the net cash proceeds from one or more equity offerings at a redemption price of 108.875% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date.

On or after August 1, 2015, PCHI may redeem the senior notes, in whole or in part, at the following (expressed as a percentage of the principal amount to be redeemed) plus accrued and unpaid interest thereon:

Twelve-month period beginning on August 1,	Percentage
2015	106.656%
2016	104.438%
2017	102.219%
2018 and thereafter	100.000%

If PCHI experiences certain types of change in control, it must offer to purchase the outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sales

If PCHI or its restricted subsidiaries engage in certain asset sales, PCHI generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay senior debt or make an offer to purchase a principal amount of its outstanding senior notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior notes will be 100% of their principal amount, plus accrued and unpaid interest.

Senior PIK Toggle Notes

General

On August 1, 2013, Nextco Holdings and Nextco Finance, our indirect wholly owned subsidiaries, issued $350.0 million aggregate principal amount of 8.750% / 9.500% senior PIK toggle notes due 2019 under an indenture dated August 1, 2013, as amended or supplemented from time to time. Nextco Holdings and Nextco Finance are required to pay interest on the senior PIK toggle notes entirely in cash unless certain conditions are satisfied, in which case Nextco Holdings and Nextco Finance will be entitled to pay, to the extent described in the indenture, interest for such interest period by increasing the principal amount of the senior PIK toggle notes or issuing new notes. The senior PIK toggle notes are not guaranteed by any subsidiaries of Nextco Holdings and Nextco Finance.

Covenants

The indenture governing the senior PIK toggle notes contains certain covenants limiting, among other things and subject to certain exceptions, our ability and the ability of Nextco Holdings and its restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or distributions on capital stock or redeem, repurchase or retire our capital stock or the capital stock of any restricted subsidiary or make payments on, or redeem, repurchase or retire any indebtedness subordinated to the senior PIK toggle notes;

•	make certain investments, loans, advances and acquisitions;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	create liens;

•	guarantee debt;

•	create restrictions on the payment of dividends or other amounts to Nextco Holdings from its restricted subsidiaries;

•	consolidate, merge or transfer all or substantially all of Nextco Holdings’ assets and the assets of its subsidiaries; and

•	engage in unrelated businesses.

The indenture governing the senior PIK toggle notes also contains certain customary affirmative covenants and events of default, including a cross-payment default provision and cross-acceleration provision in the case of a payment default or acceleration according to the terms of any indebtedness with an aggregate principal amount of $50 million or more.

Prepayments

Prior to February 15, 2015, Nextco Holdings may redeem the outstanding senior PIK toggle notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount of the senior PIK toggle notes redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date, and a “make-whole premium.”

On or after February 15, 2015, Nextco Holdings may redeem the outstanding senior PIK toggle notes, in whole or in part, at the redemption prices specified below (expressed as a percentage of the principal amount of the senior PIK toggle notes to be redeemed) plus accrued and unpaid interest thereon:

12 month period beginning on	Percentage
February 15, 2015	102.000%
February 15, 2016	101.000%
February 15, 2017 and thereafter	100.000%

In addition, Nextco Holdings may, on one or more occasions (i) redeem up to 40% of the aggregate principal amount of senior PIK toggle notes or (ii) before February 15, 2015, redeem all (but not less than all) of the aggregate principal amount of senior PIK toggle notes, at a redemption price equal to 102% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the applicable redemption date, subject to the right of holder of the senior PIK toggle notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that each such redemption occurs within 180 days of the date of closing of each such equity offering upon not less than 30 nor more than 60 days’ notice sent to each holder of senior PIK toggle notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

If it experiences certain types of change in control, Nextco Holdings must offer to purchase the outstanding senior PIK toggle notes at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sales

If Nextco Holdings or its restricted subsidiaries engage in certain asset sales, Nextco Holdings generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay certain indebtedness of Nextco Holdings or its subsidiaries or make an offer to purchase a principal amount of its outstanding senior PIK toggle notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior PIK toggle notes will be 100% of their principal amount, plus accrued and unpaid interest.

Other Foreign Indebtedness

In connection with the acquisitions of the Christy’s Group, Riethmüller and Party Packagers, the Company, through its subsidiaries, entered into several foreign asset-based and overdraft credit facilities that provide certain foreign subsidiaries of the Company with borrowing capacity. At September 30, 2014, December 31, 2013 and December 31, 2012, borrowings under the foreign facilities totaled $0.7 million, $1.2 million and $9.9 million, respectively. The facilities contain customary affirmative and negative covenants.

Mortgage Note

Amscan, Inc., one of our subsidiaries, is the borrower under a mortgage note dated as December 19, 2001 (and further modified by the Note Modification Agreement, dated as of December 24, 2009) (the “Mortgage Note”) which evidences a $10.0 million dollar loan from the New York Job Development Authority. The Mortgage Note terminates on December 31, 2014 and is secured by a mortgage over the premises located at 47 Elizabeth Drive, Chester, New York. As of September 30, 2014 and December 31, 2013, approximately $0.3 million and $1.2 million was outstanding under the Mortgage Note.

Capital Leases

As of September 30, 2014 and December 31, 2013, we had approximately $2.8 million and $2.9 million in capital lease obligations outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding              shares of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of September 30, 2014. Of these shares, all              shares of our common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, except for any of these shares that are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

After this offering,              shares of our common stock held by existing stockholders will be “restricted securities,” as that term is defined in Rule 144. These restricted securities may be sold in the public market only pursuant to an effective registration statement or an exemption from registration under the Securities Act. The exemptions under Rule 144 and Rule 701 are summarized below. Subject to the Stockholders Agreement and the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
On the date of this prospectus
180 days after the date of this prospectus and various times thereafter

Lock-Up Agreements

In connection with this offering, officers, directors, employees and holders of substantially all of our common stock who together hold an aggregate of              shares of our common stock after the completion of this offering, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock (except for shares that may be sold by the selling stockholders in this offering) or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144, immediately upon the completion of this offering, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, so long as we are current with our filings with the SEC. If such person has held the shares for at least one year, such person may effect sales of our common stock even if current public information about us is not available.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144.

Stock Plans

As of September 30, 2014, we had outstanding options to purchase 2,418 shares of our common stock, of which options to purchase 314.6 shares were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and other awards issuable pursuant to our stock plans. See “Executive Compensation—Stock-based Incentive Program” for additional information about these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

Subject to the lock-up agreements described above, certain holders of our common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares of common stock in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through an entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS

CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or other applicable withholding agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or other applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims income tax treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or other applicable withholding agent with the required certification but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market (as defined in the Internal Revenue Code) at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation enacted in March 2010 and related IRS and Treasury department guidance (commonly referred to as “FATCA”) will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (a) dividends on our common stock on or after July 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the withholding tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a ‘‘FATCA Agreement’’) or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the withholding tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owner” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to purchase up to an additional              shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and, if the underwriters’ option to purchase additional shares is exercised in full, the selling stockholders.

	No Exercise	Full Exercise
Per share	$	$
Total paid by us	$	$
Total paid by the selling stockholders

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock (except for shares that may be sold by the selling shareholders in this offering) or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the NYSE under the symbol “PRTY”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Company’s common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters or securities dealers may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to online brokerage customers. An electronic prospectus is available on the Internet websites maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites are not part of this prospectus.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain expenses in an amount up to $        .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the issuer or its affiliates, for which they received or will receive customary fees and expenses. For instance, affiliates of certain of the underwriters are lenders, and in some cases agents or managers for the lenders under the credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(1)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or

(3)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

VALIDITY OF COMMON STOCK

Ropes & Gray LLP, Boston, Massachusetts, will pass for us on the validity of the shares of common stock offered by this prospectus. The underwriters are being represented by Latham & Watkins LLP, New York, New York. Ropes & Gray LLP and some attorneys of Ropes & Gray LLP are members of RGIP, LLC, which is an investor in certain investment funds sponsored by THL and often a co-investor with such funds. This investment entity directly and indirectly owns less than 1% of the outstanding equity of Party City Holdco Inc.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules at December 31, 2013 and December 31, 2012 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the year ended December 31, 2013 and the period from July 28, 2012 to December 31, 2012 (“Successor”) and the consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 (“Predecessor”), as set forth in their report. We’ve included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our website addresses are www.amscan.com and www.PartyCity.com. Our subsidiary, PCHI, currently is a voluntary filer and makes available free of charge, through www.amscan.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information contained on, or accessible through, these websites is not part of this prospectus, and is therefore not incorporated by reference.

PARTY CITY HOLDCO INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements as of December 31, 2013 and December 31, 2012 and for the Year Ended December 31, 2013, the Periods from July 28, 2012 to December 31, 2012 and from January 1, 2012 to July 27, 2012 and the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2013 (Successor) and December 31, 2012 (Successor)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December  31, 2013 (Successor), the periods from July 28, 2012 to December 31, 2012 (Successor) and January 1, 2012 to July 27, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor)

F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2013 (Successor), the periods from July 28, 2012 to December 31, 2012 (Successor) and January 1, 2012 to July 27, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2013 (Successor), the periods from July 28, 2012 to December 31, 2012 (Successor) and January 1, 2012 to July 27, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedules for the year ended December 31, 2013 (Successor), the periods from July  28, 2012 to December 31, 2012 (Successor) and from January 1, 2012 to July 27, 2012 (Predecessor) and for the year ended December 31, 2011 (Predecessor):

Schedule I—Condensed Financial Information	F-48
Schedule II—Valuation and Qualifying Accounts	F-52

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (“SEC”) are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Party City Holdco Inc.

We have audited the accompanying consolidated balance sheets of Party City Holdco Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the year ended December 31, 2013 and for the period from July 28, 2012 to December 31, 2012 (Successor) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 (Predecessor). Our audits also included the financial statement schedules listed in the Index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Party City Holdco Inc. and subsidiaries at December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the year ended December 31, 2013 and for the period from July 28, 2012 to December 31, 2012 (Successor), the period from January 1, 2012 to July 27, 2012 and for the year ended December 31, 2011 (Predecessor), in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young LLP

New York, New York

March 21, 2014, except as to Note 2

as to which the date is XXX XX, 2014

The foregoing report is in the form that will be signed at effectiveness upon the completion of the stock split and computation of earnings per share described in Note 2 to the financial statements.

/s/ Ernst & Young LLP

New York, New York

December 30, 2014

PARTY CITY HOLDCO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$25,645	$20,899
Accounts receivable, net	139,539	129,339
Inventories, net	524,361	510,217
Prepaid expenses and other current assets	77,099	48,927

Total current assets	766,644	709,382
Property, plant and equipment, net	235,146	239,771
Goodwill	1,561,707	1,537,569
Trade names	570,141	566,536
Other intangible assets, net	129,408	160,623
Other assets, net	64,488	69,438

Total assets	$3,327,534	$3,283,319

LIABILITIES, REDEEMABLE COMMON SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Loans and notes payable	$36,047	$33,258
Accounts payable	150,782	123,997
Accrued expenses	158,491	134,724
Income taxes payable	11,845	16,314
Current portion of long-term obligations	13,452	13,231

Total current liabilities	370,617	321,524
Long-term obligations, excluding current portion	2,134,987	1,805,028
Deferred income tax liabilities	318,173	340,288
Deferred rent and other long-term liabilities	23,445	6,824

Total liabilities	2,847,222	2,473,664

Redeemable common securities (including 1,039.23 and 888.23 common shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	23,555	22,205

Commitments and contingencies

Stockholders’ equity:
Common stock ($0.01 par value; 32,470.70 shares issued and outstanding at December 31, 2013 and 2012)	0	0
Additional paid-in capital	477,538	808,925
Accumulated deficit	(26,189)	(30,208)
Accumulated other comprehensive income	5,408	6,200

Party City Holdco Inc. stockholders’ equity	456,757	784,917
Noncontrolling interests	0	2,533

Total stockholders’ equity	456,757	787,450

Total liabilities, redeemable common securities and stockholders’ equity	$3,327,534	$3,283,319

See accompanying notes to consolidated financial statements.

PARTY CITY HOLDCO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except per common share data)

	Successor				Predecessor
	Year Ended December 31, 2013		Period from July 28 to December 31, 2012		Period from January 1 to July 27, 2012		Year Ended December 31, 2011
Revenues:
Net sales		$2,026,272		$964,330		$930,903		$1,852,869
Royalties and franchise fees		18,841		9,312		9,281		19,106

Total revenues		2,045,113		973,642		940,184		1,871,975

Expenses:
Cost of sales		1,259,188		636,410		574,048		1,118,973
Wholesale selling expenses		68,102		28,096		31,568		57,905
Retail operating expenses		369,996		172,168		166,047		325,332
Franchise expenses		13,320		6,128		6,579		13,685
General and administrative expenses		146,094		65,890		101,502		138,074
Art and development costs		19,311		8,201		10,824		16,636
Impairment of trade name		7,500		0		0		0

Total expenses		1,883,511		916,893		890,568		1,670,605

Income from operations		161,602		56,749		49,616		201,370
Interest expense, net		143,406		62,062		41,970		77,743
Other expense, net		18,478		26,157		22,245		1,476

(Loss) income before income taxes		(282)		(31,470)		(14,599)		122,151
Income tax (benefit) expense		(4,525)		(1,322)		403		45,741

Net income (loss)		4,243		(30,148)		(15,002)		76,410
Less: net income attributable to noncontrolling interests		224		60		96		135

Net income (loss) attributable to Party City Holdco Inc.		$4,019		$(30,208)		$(15,098)		$76,275

Net income per common share-basic	$		$		$		$

Net income per common share-diluted	$		$		$		$

Weighted-average number of common shares-basic
Weighted-average number of common shares-diluted

Other comprehensive (loss) income, net of tax:
Foreign currency adjustments		$(71)		$6,481		$(1,272)		$(7,404)
Cash flow hedges		(105)		(225)		53		1,795

Other comprehensive (loss) income, net		(176)		6,256		(1,219)		(5,609)

Comprehensive income (loss)		4,067		(23,892)		(16,221)		70,801
Less: comprehensive income (loss) attributable to noncontrolling interest		201		116		140		(35)

Comprehensive income (loss) attributable to Party City Holdco Inc.		$3,866		$(24,008)		$(16,361)		$70,836

See accompanying notes to consolidated financial statements.

PARTY CITY HOLDCO INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2011 (Predecessor), the Periods from January 1, 2012 to July 27, 2012 (Predecessor) and July 28, 2012 to December 31, 2012 (Successor) and the Year Ended December 31, 2013 (Successor)

(Dollars in thousands)

	Common Shares	Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Party City Holdco Inc. Stockholders’ Equity	Non- controlling Interests	Total
Predecessor:

Balance at December 31, 2010	30,226.50	$0	$287,583	$(27,558)	$(5,915)	$254,110	$2,312	$256,422
Net income				76,275		76,275	135	76,410
Foreign currency adjustments					(7,234)	(7,234)	(170)	(7,404)
Impact of interest rate swap contracts, net					1,414	1,414		1,414
Impact of foreign exchange contracts, net					381	381		381
Exercise of warrants to redeemable common stock			(4)			(4)		(4)
Exercise of stock options to redeemable common stock			(248)			(248)		(248)
Exercise of non-redeemable warrants	740.74
Exercise of non-redeemable common stock options	2.78		28			28		28
Equity based compensation			1,281			1,281		1,281
Revaluation of redeemable shares			(2,189)			(2,189)		(2,189)

Balance at December 31, 2011	30,970.02	$0	$286,451	$48,717	$(11,354)	$323,814	$2,277	$326,091
Net (loss) income				(15,098)		(15,098)	96	(15,002)
Foreign currency adjustments					(1,316)	(1,316)	44	(1,272)
Impact of foreign exchange contracts, net					53	53		53
Revaluation of redeemable shares			(23,000)			(23,000)		(23,000)
Excess tax benefit from stock options			32,292			32,292		32,292
Equity based compensation			2,600			2,600		2,600

Balance at July 27, 2012	30,970.02	$0	$298,343	$33,619	$(12,617)	$319,345	$2,417	$321,762

Successor:

Balance at July 28, 2012	32,470.70	$0	$808,365	$0	$0	$808,365	$2,417	$810,782
Net (loss) income				(30,208)		(30,208)	60	(30,148)
Foreign currency adjustments					6,425	6,425	56	6,481
Excess tax benefit from stock options			560			560		560
Impact of foreign exchange contracts, net					(225)	(225)		(225)

Balance at December 31, 2012	32,470.70	$0	$808,925	$(30,208)	$6,200	$784,917	$2,533	$787,450
Net income				4,019		4,019	224	4,243
Equity based compensation			2,137			2,137		2,137
Revaluation of redeemable shares			2,425			2,425		2,425
Acquisition of noncontrolling interest			555		(639)	(84)	(2,734)	(2,818)
Foreign currency adjustments					(48)	(48)	(23)	(71)
Excess tax benefit from stock options			1,511			1,511		1,511
Dividend distribution			(338,015)			(338,015)		(338,015)
Impact of foreign exchange contracts, net					(105)	(105)		(105)

Balance at December 31, 2013	32,470.70	$0	$477,538	$(26,189)	$5,408	$456,757	$0	$456,757

See accompanying notes to consolidated financial statements.

PARTY CITY HOLDCO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor		Predecessor
	Year Ended December 31, 2013	Period from July 28 to December 31, 2012	Period from January 1 to July 27, 2012	Year Ended December 31, 2011
Cash flows provided by (used in) operating activities:
Net income (loss)	$4,243	$(30,148)	$(15,002)	$76,410
Less: net income attributable to noncontrolling interests	224	60	96	135

Net income (loss) attributable to Party City Holdco Inc.	4,019	(30,208)	(15,098)	76,275

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	94,624	49,837	33,915	59,631
Amortization of deferred financing costs	20,211	4,605	2,592	4,500
Provision for doubtful accounts	1,079	801	644	1,773
Deferred income tax (benefit) expense	(25,599)	(22,163)	3,823	5,208
Deferred rent	17,055	6,335	3,344	7,467
Undistributed loss (income) in unconsolidated joint venture	172	(297)	(128)	(463)
Impairment of trade name	7,500	0	0	0
Impairment of fixed assets	322	71	0	87
Loss (gain) on disposal of equipment	388	(9)	9	(171)
Equity based compensation	2,137	0	3,375	1,397
Changes in operating assets and liabilities, net of effects of acquired businesses:
(Increase) decrease in accounts receivable	(7,356)	(7,002)	3,995	(8,006)
(Increase) decrease in inventories	(2,040)	94,714	(77,264)	14,979
(Increase) decrease in prepaid expenses and other current assets	(10,235)	10,050	(7,107)	(9,876)
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	33,541	(142,242)	29,774	8,463

Net cash provided by (used in) operating activities	135,818	(35,508)	(18,126)	161,264
Cash flows used in investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(51,546)	(1,562,246)	(3,106)	(95,624)
Capital expenditures	(61,241)	(16,376)	(28,864)	(44,483)
Proceeds from disposal of property and equipment	265	69	146	1,198

Net cash used in investing activities	(112,522)	(1,578,553)	(31,824)	(138,909)
Cash flows (used in) provided by financing activities:
Repayment of loans, notes payable and long-term obligations	(1,392,681)	(1,169,100)	(9,564)	(29,215)
Proceeds from loans, notes payable and long-term obligations	1,720,253	2,028,051	10,590	8,197
Excess tax benefit from stock options	1,511	560	32,292	0
Capital contributions	750	833,934	0	1,234
Dividend distribution	(338,015)	0	0	0
Debt issuance costs	(10,191)	(64,114)	0	0

Net cash (used in) provided by financing activities	(18,373)	1,629,331	33,318	(19,784)
Effect of exchange rate changes on cash and cash equivalents	(177)	128	80	(972)

Net increase (decrease) in cash and cash equivalents	4,746	15,398	(16,552)	1,599
Cash and cash equivalents at beginning of period	20,899	5,501	22,053	20,454

Cash and cash equivalents at end of period	$25,645	$20,899	$5,501	$22,053

Supplemental disclosure of cash flow information:
Cash paid during the period
Interest	$121,064	$25,508	$41,396	$69,470
Income taxes, net of (refunds)	$22,561	$(7,749)	$6,165	$35,090

Supplemental information on non-cash activities:

Capital lease obligations of $446, $1,275, $330, and $2,008 were incurred during the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively.

See accompanying notes to consolidated financial statements.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share)

Note 1—Organization, Description of Business and Basis of Presentation

Party City Holdco Inc. (the “Company” or “Party City Holdco”) designs, manufactures, contracts for manufacture and distributes party goods, including paper and plastic tableware, metallic and latex balloons, accessories, novelties, gifts, stationery and Halloween costumes throughout the world. In addition, the Company operates specialty retail party supply stores in the United States and Canada, principally under the names Party City and Halloween City, and the Company operates e-commerce websites, principally through the domain name PartyCity.com. The Company also franchises both individual stores and franchise areas throughout the United States and Puerto Rico, principally under the name Party City.

The Company has no assets or operations. The Company owns 100% of PC Nextco Holdings, LLC (“PC Nextco”), which owns 100% of PC Intermediate Holdings, Inc. (“PC Intermediate”). PC Intermediate owns 100% of Party City Holdings Inc. (“Party City Holdings”), which owns the Company’s operating subsidiaries.

On July 27, 2012, PC Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of PC Intermediate, merged into Party City Holdings, with Party City Holdings being the surviving entity (“the Transaction”). At such time 100% of Party City Holdco, which was formed in order to affect the Transaction, was owned by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P. (“THL”), 70% ownership, funds affiliated with Advent International Corporation (“Advent”), 24% ownership, and other minority investors, including management, 6% ownership. Prior to the Transaction, Party City Holdings was owned by Berkshire Partners LLC, Weston Presidio Capital, Advent, and other minority investors, including management. THL did not own any portion of Party City Holdings prior to the Transaction. See Note 5 for further discussion.

Party City Holdco and PC Intermediate were formed during May 2012 for the purpose of affecting the Transaction. PC Nextco was formed during 2013. As a result of the Transaction, the financial information for the period after July 27, 2012 represents the financial information of the “Successor” company. Prior to, and including, July 27, 2012, the consolidated financial statements include the accounts of the “Predecessor” company. Financial information in the Predecessor period principally relates to Party City Holdings and its subsidiaries. Additionally, it includes the activity of Party City Holdco and PC Intermediate subsequent to their incorporation during May 2012. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting and push-down accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

Note 2—Summary of Significant Accounting Policies

Consolidated Financial Statements

The consolidated financial statements of the Company include the accounts of all majority-owned subsidiaries and controlled entities. All significant intercompany balances and transactions have been eliminated.

The Company’s retail operations define a fiscal year (“Fiscal Year”) as the 52-week period or 53-week period ended on the Saturday nearest December 31st of each year, and define their fiscal quarters (“Fiscal Quarter”) as the four interim 13-week periods following the end of the previous Fiscal Year, except in the case of a 53-week Fiscal Year when the fourth Fiscal Quarter is extended to 14 weeks. The consolidated financial statements of the Company combine the Fiscal Year and Fiscal Quarters of the Company’s retail operations with the calendar year and calendar quarters of the Company’s wholesale operations, as the differences are not significant.

Certain prior period amounts have been reclassified to conform to current period presentation.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market.

The Company determines the cost of inventory at its retail operations using the weighted average method. All other inventory cost is determined principally using the first-in, first-out method.

The Company estimates retail inventory shortage for the period between physical inventory dates on a store-by-store basis. Inventory shrinkage estimates can be affected by changes in merchandise mix and changes in actual shortage trends. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for estimating shrinkage.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including consideration of the Company’s history of receivable write-offs, the level of past due accounts and the economic status of the Company’s customers. In an effort to identify adverse trends relative to customer economic status, the Company assesses the financial health of the markets it operates in and performs periodic credit evaluations of its customers and ongoing reviews of account balances and aging of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. At December 31, 2013 and December 31, 2012, the allowance for doubtful accounts was $1,362 and $706, respectively.

Long-Lived and Intangible Assets (including Goodwill)

Property, plant and equipment are stated at cost. Equipment under capital leases are stated at the present value of the minimum lease payments at the inception of the lease. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.

The Company reviews the recoverability of its finite long-lived assets, including finite-lived intangible assets, whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. For purposes of recognizing and measuring impairment, the Company evaluates long-lived assets other than goodwill

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

based upon the lowest level of independent cash flows ascertainable to evaluate impairment. If the sum of the undiscounted future cash flows expected over the remaining asset life is less than the carrying value of the assets, the Company may recognize an impairment loss. The impairment related to long-lived assets is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In the evaluation of the fair value and future benefits of finite long-lived assets attached to retail stores, the Company performs its cash flow analysis on a store-by-store basis. Various factors including future sales growth and profit margins are included in this analysis.

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the net assets acquired. Goodwill and other intangibles with indefinite lives are not amortized, but are reviewed for impairment annually or more frequently if certain indicators arise.

The Company evaluates the goodwill associated with its acquisitions, and other intangibles with indefinite lives, as of the first day of its fourth quarter based on current and projected performance. For purposes of testing goodwill for impairment, reporting units are determined by identifying individual components within the Company’s organization which constitute a business for which discrete financial information is available and is reviewed by management. Components within a segment are aggregated to the extent that they have similar economic characteristics. Based on this evaluation, the Company has determined that its operating segments, wholesale and retail, represent reporting units for the purposes of its goodwill impairment test.

If necessary, the Company estimates the fair value of each reporting unit using expected discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, the excess, if any, of the fair value of the reporting unit over amounts allocable to the unit’s other assets and liabilities is the implied fair value of goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss will be recognized in an amount equal to that excess. The fair value of a reporting unit refers to the amount at which the unit as a whole could be sold in a current transaction between willing parties.

Deferred Financing Costs

Deferred financing costs are amortized to interest expense over the lives of the related debt using the effective interest method.

Deferred Rent and Rental Expenses

The Company leases its retail stores under operating leases that generally have initial terms of ten years, with two five year renewal options. The Company’s leases may have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods, and may provide for the payment of contingent rent based on a percentage of the store’s net sales. The Company’s lease agreements generally have defined escalating rent provisions, which are reported as a deferred rent liability and expensed on a straight-line basis over the term of the related lease, commencing with the date of possession. In addition, the Company may receive cash allowances from its landlords on certain properties, which are reported as deferred rent and amortized to rent expense over the term of the lease, also commencing with the date of possession. The deferred rent liability at December 31, 2013 and 2012 was $23,252 and $6,335, respectively.

Investments

The Company maintains a 49.9% interest in Convergram Mexico, a joint venture distributing metallic balloons, principally in Mexico and Latin America. The Company accounts for its investment in the joint venture using the equity method. The Company’s investment in the joint venture is included in other assets on the

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

consolidated balance sheet and the results of the joint venture’s operations are included in other expense (income) on the consolidated statement of operations and comprehensive income (loss) (see Note 10).

Insurance Accruals

The Company maintains certain self-insured workers’ compensation and general liability insurance plans. The Company estimates the required liability for claims under such plans based upon various assumptions, which include, but are not limited to, historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Revenue Recognition

The Company’s terms of sale to retailers and other distributors for substantially all of its sales is free-on-board (“F.O.B.”) shipping point and, accordingly, title and the risks and rewards of ownership are transferred to the customer, and revenue is recognized, when goods are shipped. The Company estimates reductions to revenues for volume-based rebate programs at the time sales are recognized. Wholesale sales returns are not significant as, generally, we only accept the return of goods that were shipped to retailers in error. Revenue from retail operations is recognized at the point of sale. The Company estimates future retail sales returns and records a provision in the period that the related sales are recorded based on historical information. Retail sales are reported net of taxes collected.

Franchise fee revenue is recognized upon the completion of the Company’s performance requirements and the opening of the franchise store. In addition to the initial franchise fee, the Company also recognizes royalty fees generally ranging from 4% to 6% and advertising fund fees ranging from 1% to 2.25% based upon the franchised stores’ reported gross retail sales. The terms of the Company’s franchise agreements also provide for payments to franchisees based on domestic retail e-commerce sales originating from specified areas relating to the franchisees’ contractual territory. The amounts paid by the Company vary based on several factors, including the profitability of the Company’s e-commerce sales, and are expensed at the time of sale.

Cost of Sales

Cost of sales at wholesale reflects the production costs (i.e., raw materials, labor and overhead) of manufactured goods and the direct cost of purchased goods, inventory shrinkage, inventory adjustments, inbound freight to the Company’s manufacturing and distribution facilities, distribution costs and outbound freight to transfer goods to the Company’s wholesale customers. At retail, cost of sales reflects the direct cost of goods purchased from third parties and the production or purchase costs of goods acquired from the Company’s wholesale operations. Retail cost of sales also includes inventory shrinkage, inventory adjustments, inbound freight, occupancy costs related to store operations, such as rent and common area maintenance, utilities and depreciation on assets, and all logistics costs (i.e., procurement, handling and distribution costs) associated with the Company’s e-commerce business.

As a result of the Transaction (see Note 1 and Note 5), the Company applied the acquisition method of accounting and increased the value of its inventory by $89,754 as of July 28, 2012. The adjustment principally reflects the previously deferred wholesale margin on inventory supplied to the Company’s retail operations at July 27, 2012. Such adjustment increased the Company’s cost of sales during the year ended December 31, 2013 and the period from July 28, 2012 to December 31, 2012 by $25,229 and $58,626, respectively, as the related inventory was sold.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Retail Operating Expenses

Retail operating expenses include the costs and expenses associated with the operation of the Company’s retail stores, with the exception of occupancy costs included in cost of sales. Retail operating expenses principally consist of employee compensation and benefits, advertising, supplies expense and credit card and banking fees.

Shipping and Handling

Outbound shipping costs billed to customers are included in net sales. The costs of shipping and handling incurred by the Company are included in cost of sales.

Store Closure Costs

The Company records estimated store closure costs, estimated lease commitment costs, net of estimated sublease income, and other miscellaneous store closing costs when the liability is incurred.

Product Royalty Agreements

The Company enters into product royalty agreements that allow the Company to use licensed designs on certain of its products. These contracts require the Company to pay royalties, generally based on the sales of such product, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company matches royalty expense with revenue by recording royalties at the time of sale, at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and the Company’s estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined to be unrecoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets in either prepaid expenses and other current assets or other assets, depending on the nature of the royalties.

Catalogue Costs

The Company expenses costs associated with the production of catalogues when incurred.

Advertising

Advertising costs are expensed as incurred. Retail advertising expenses for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 were $68,134, $34,434, $30,068 and $65,914, respectively.

Art and Development Costs

Art and development costs are primarily internal costs that are not easily associated with specific designs, some of which may not reach commercial production. Accordingly, the Company expenses these costs as incurred.

Derivative Financial Instruments

The Company accounts for derivative financial instruments pursuant to Accounting Standards Codification (“ASC”) Topic 815, “Accounting for Derivative Instruments and Hedging Activities.” ASC Topic 815 requires that all derivative financial instruments be recognized on the balance sheet at fair value and establishes criteria

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

for both the designation and effectiveness of hedging activities. The Company uses derivatives in the management of interest rate and foreign currency exposure. ASC Topic 815 requires the Company to formally document the assets, liabilities or other transactions the Company designates as hedged items, the risk being hedged and the relationship between the hedged items and the hedging instruments. The Company must measure the effectiveness of the hedging relationship at the inception of the hedge and on an on-going basis.

If derivative financial instruments qualify as fair value hedges, the gain or loss on the instrument and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative financial instruments that qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a cash flow hedge, if any, is determined based on the dollar-offset method (i.e., the gain or loss on the derivative financial instrument in excess of the cumulative change in the present value of future cash flows of the hedged item) and is recognized in current earnings during the period of change. As long as hedge effectiveness is maintained, interest rate swap arrangements and foreign currency exchange agreements qualify for hedge accounting as cash flow hedges (see Note 18).

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, “Accounting for Income Taxes.” Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and operating loss and tax credit carryforwards applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the judgment of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

Accounting for stock-based compensation requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The value of the Company’s stock-based awards is recognized as expense over the service period, net of estimated forfeitures.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the Company’s foreign currency adjustments and the impact of interest rate swap and foreign exchange contracts that qualify as hedges (see Notes 18 and 19).

Foreign Currency Transactions and Translation

The functional currencies of the Company’s foreign operations are the local currencies in which they operate. Foreign currency exchange gains or losses resulting from receivables or payables in currencies other than the functional currencies generally are credited or charged to operations. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. The results of operations of foreign subsidiaries are translated into U.S. dollars at the average exchange rates effective for the periods presented. The differences from historical exchange rates are recorded as comprehensive income (loss) and are included as a component of accumulated other comprehensive income (loss).

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Earnings Per Share

Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised.

A reconciliation between basic and diluted income per share is as follows:

	Year Ended December 31, 2013 (Successor)		Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Net income (loss) available for common stockholders		$4,019	$(30,208)	$(15,098)		$76,275
Weighted average shares of Common Stock
Shares used in net (loss) income per common share—basic
Effect of dilutive securities:
Stock options and warrants

Dilutive potential common shares

Shares used in net (loss) income per common share—diluted
Net (loss) income per common share—basic	$		$	$	$

Net (loss) income per common share—diluted	$		$	$	$

All earnings per share amounts and number of shares outstanding have been retroactively adjusted to give effect to a -for-1 split of the Company’s common stock that was affected                     , 2014.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-10, “Derivatives and Hedging (Topic 815), Inclusion of the Federal Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes”. The pronouncement allows companies to use the federal funds effective rate as a benchmark interest rate for purposes of achieving hedge accounting. Although the pronouncement has no current impact on the Company, it could impact the Company in the future.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The update provides guidance on the financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The update will be effective for interim and annual periods beginning after December 15, 2013 and may be applied on a retrospective basis. Early adoption is permitted. The Company does not believe that the adoption of this pronouncement will have a material impact on the Company’s consolidated financial statements.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. The pronouncement states that a cumulative translation adjustment is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with the derecognition guidance on investments in entities. The ASU is effective for fiscal years beginning after December 15, 2013. The Company does not believe that the adoption of this pronouncement will have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The pronouncement requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income. Additionally, it requires companies to report changes in accumulated other comprehensive income balances. The Company adopted ASU 2013-02 as of January 1, 2013. See Note 19. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities”. Additionally, in January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The pronouncements require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The Company adopted the pronouncements on January 1, 2013. The adoption did not have a material impact on the Company’s consolidated financial statements.

Note 3—Inventories, Net

Inventories consisted of the following:

	December 31,
	2013	2012
Finished goods	$501,229	$490,241
Raw materials	15,921	13,822
Work in process	7,211	6,154

	$524,361	$510,217

As a result of the Transaction (see Note 1 and Note 5), the Company applied the acquisition method of accounting and increased the value of its inventory by $89,754 as of July 28, 2012. The adjustment principally reflects the previously deferred wholesale margin on inventory supplied to the Company’s retail operations at July 27, 2012. Such adjustment increased the Company’s cost of sales during the year ended December 31, 2013 and the period from July 28, 2012 to December 31, 2012 by $25,229 and $58,626, respectively, as the related inventory was sold. At December 31, 2013 and December 31, 2012, $5,899 and $31,128, respectively, of the adjustment was included in finished goods.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 4—Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,		Useful lives
	2013	2012
Machinery and equipment	$87,312	$69,273	3-15 years
Buildings	67,095	68,844	40 years
Data processing	30,033	22,293	3-5 years
Leasehold improvements	48,595	37,299	1-10 years
Furniture and fixtures	97,250	71,701	5-10 years
Land	8,968	7,342

	339,253	276,752
Less: accumulated depreciation	(104,107)	(36,981)

	$235,146	$239,771

Depreciation and amortization expense related to property, plant and equipment, including assets under capital leases, was $67,627, $35,677, $28,373, and $48,515 for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively.

Note 5—Acquisitions

The Transaction

On July 27, 2012, Merger Sub, a wholly owned subsidiary of PC Intermediate, which is an indirect wholly-owned subsidiary of Party City Holdco, merged into Party City Holdings, with Party City Holdings being the surviving entity through the Transaction. At such time 100% of Party City Holdco, which was formed in order to affect the Transaction, was owned by a collaborative group consisting of funds affiliated with THL, 70% ownership, funds affiliated with Advent, 24% ownership, and other minority investors, including management, 6% ownership. Prior to the Transaction, Party City Holdings was owned by Berkshire Partners LLC, Weston Presidio Capital, Advent, and other minority investors, including management. THL did not own any portion of Party City Holdings prior to the Transaction. As the collaborative group acquired 100% of Party City Holdings, push-down accounting was required.

The consideration was paid in cash and was funded by a combination of equity and debt financing. The consideration was equal to:

$2,690,000
plus: Party City Holdings’ cash (as defined in the merger agreement):	6,650
plus: the aggregate strike price of vested stock options (see Note 12 for further discussion):	52,080
plus: working capital adjustment (as defined in the merger agreement):	8,540
less: Party City Holdings’ debt (as defined in the merger agreement):	(994,510)
less: Transaction-related costs of the “Predecessor” company:	(35,630)

Merger consideration to former owners:	$1,727,130

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The amount of cash paid in connection with acquisitions, net of cash acquired on the Company’s consolidated statement of cash flows for the period from July 28, 2012 to December 31, 2012, $1,562,246, represents the portion of the merger consideration that was received by Party City Holdings’ former owners. The difference between such amount and the merger consideration represents payments to the holders of vested stock options and payments in lieu of dividends on vested stock options (please see Note 12 for a discussion of the impact of the Transaction on stock options and payments in lieu of dividends). Such payments are included in decrease in accounts payable, accrued expenses and income taxes payable on the Company’s consolidated statement of cash flows for the period from July 28, 2012 to December 31, 2012.

Prior to the Transaction, Amscan Holdings, Inc. (“Amscan Holdings”) was a wholly-owned subsidiary of Party City Holdings. At the time of the Transaction, Amscan Holdings was merged into Party City Holdings. Amounts outstanding under Amscan Holdings’ $350,000 ABL revolving credit facility (“Old ABL Facility”) and its $675,000 Term Loan Agreement (“Old Term Loan Credit Agreement”) were repaid in conjunction with the closing of the Transaction. At such time, Party City Holdings entered into a new $400,000 ABL revolving credit facility (“New ABL Facility”) and Party City Holdings and Party City Corporation, a wholly-owned subsidiary of Party City Holdings, entered into a new $1,125,000 Term Loan Agreement (“New Term Loan Credit Agreement”). Additionally, in conjunction with the Transaction, on July 27, 2012, Party City Holdings issued $700,000 of 8.875% senior notes (the “New Senior Notes”). See Notes 7 and 8 for further detail. Also, in connection with the Transaction, Amscan Holdings commenced a cash tender offer for any and all of its outstanding $175,000 8.75% Senior Subordinated Notes due 2014 (the “Tender Offer”). On August 27, 2012, all remaining outstanding notes not tendered pursuant to the Tender Offer were redeemed.

In conjunction with the Transaction, Party City Holdings incurred $28,052 of transaction costs during the period from January 1, 2012 to July 27, 2012. Of such amount, $19,669, relating principally to banker fees, was recorded in other expense, net in the Company’s consolidated statement of operations and comprehensive loss. The remaining $8,383 was recorded as compensation expense in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss. Additionally, the Transaction accelerated the vesting of certain of Party City Holdings’ stock options and, as a result, the Company recorded $2,149 of stock-based compensation expense in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss. Further, due to the vesting of such stock options, Party City Holdings made payments in lieu of dividends to the holders of such options and recorded a $16,148 charge in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss. The transaction costs payments and payments in lieu of dividends are included in the decrease in accounts payable, accrued expenses and income taxes payable in the Company’s July 28, 2012 to December 31, 2012 consolidated statement of cash flows. See Note 12 for further detail on the stock option and dividend charges.

Additionally, in conjunction with the Transaction, Party City Holdco incurred $4,564 of third-party costs, principally attorney and banker fees. The amount was recorded in other expense, net in the Company’s consolidated statement of operations and comprehensive loss for the period from July 28, 2012 to December 31, 2012. Also, at the time of the Transaction, Party City Holdco paid THL and Advent a non-recurring $20,000 fee for certain services that were performed in conjunction with the execution of the Transaction. The amount was recorded in other expense, net in the Company’s consolidated statement of operations and comprehensive loss for the period from July 28, 2012 to December 31, 2012.

The Transaction represented a business combination and the Company applied the acquisition method of accounting and recorded $741,066 of intangible assets. See Note 6 for further detail. The excess of the purchase price over the fair value of the net assets acquired was assigned to goodwill. Of the total amount, $1,041,388 was

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

assigned to the Retail segment and $493,149 was assigned to the Wholesale segment. None of the goodwill is deductible for tax purposes. Goodwill arises due to the Company’s vertically integrated structure as, during 2011, a significant portion of the cost of sales at the Company’s domestic permanent stores and e-commerce operations related to product supplied by the Company’s wholesale operations. The vertically integrated structure enhances the Company’s profitability as the Company realizes the wholesale-to-retail margin on a significant portion of its retail sales. However, the structure limits the values of certain identifiable intangible assets of the Company’s wholesale operations, including the values of trade names and customer lists and relationships, as a significant portion of the wholesale operations consist of intercompany activity. Also, goodwill arises due to the fact that the purchase price that was paid by the collaborative group reflected the expectation that the Company will continue to increase the percentage of the Company’s retail sales that relate to product supplied by the Company’s wholesale operations and, therefore, the Company will realize the entire wholesale-to-retail margin on such retail sales.

The allocation of the purchase price is based on the Company’s estimate of the fair value of the tangible assets acquired and liabilities assumed. The following table summarizes the values of the major classes of assets acquired and liabilities assumed:

Assets:
Cash and cash equivalents	$5,501
Accounts receivable	121,249
Inventories	602,543
Prepaid expenses and other current assets	88,857

Total current assets	818,150
Property, plant and equipment	257,266
Goodwill	1,534,537
Other intangible assets	741,066
Other assets	73,606

Total assets	$3,424,625

Liabilities, Redeemable Common Securities and Stockholders’ Equity:
Total liabilities	$2,616,203
Total redeemable common securities and stockholders’ equity	808,422

Total liabilities, redeemable common securities and stockholders’ equity	$3,424,625

Wholesale Acquisitions

On January 30, 2011, the Company acquired all of the common stock of Riethmüller GmbH (“Riethmüller”) for $47,069 in cash, in a transaction accounted for as a business combination. Riethmüller is a German distributor of party goods and carnival items with latex balloon manufacturing operations in Malaysia. The results of this acquired business are included in the consolidated financial statements from the January 30, 2011 acquisition date and are reported in the operating results of the Company’s Wholesale segment.

Retail Acquisitions

During May 2013, the Company acquired 100% of the stock of iParty Corp. (“iParty”), a party goods retailer with approximately 50 stores principally located in the New England region. The purchase price was $29,401. Additionally, on the closing date, the Company repaid the entire amount outstanding under iParty’s

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

credit agreement, $9,029. The acquisition was funded using borrowings under the New ABL Facility. The results of iParty are included in the consolidated financial statements from the May 9, 2013 acquisition date and are reported in the operating results of the Company’s Retail segment.

The following summarizes the estimated fair values of the major classes of assets acquired and liabilities assumed: inventory of $11,167, current deferred tax assets of $14,153, fixed assets of $2,441 and accounts payable of $7,161. $21,059 has been recorded as goodwill. The allocation of the purchase price is based on our estimate of the fair value of the assets acquired and liabilities assumed. Goodwill arises because the purchase price reflects the strategic fit and expected synergies that the business will bring to the Company’s operations. Due to the Company’s vertically integrated structure, the percentage of the Company’s wholesale product sold at iParty stores will be increased significantly. Additionally, the acquisition expands the Company’s vertical model by giving the Company a significant retail presence in New England. The excess of the purchase price over the fair value of the tangible assets and liabilities acquired is not deductible for U.S. tax purposes.

On July 29, 2011, the Company acquired all of the common stock of Party Packagers Inc. (“Party City Canada” or “Party Packagers”) for $31,783 in cash in a transaction accounted for as a business combination. The results of this acquired business are included in the consolidated financial statements from the July 29, 2011 acquisition date and are reported in the operating results of the Company’s Retail segment. Subsequent to the acquisition date, all Party Packagers stores were converted to the Party City banner.

Goodwill Changes by Reporting Segment

For the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, and the period from January 1, 2012 to July 27, 2012, goodwill changes, by reporting segment, were as follows:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)
Wholesale segment:
Beginning balance	$495,830	$493,149	$355,217
Foreign currency impact and other	545	2,681	(429)

Ending balance	496,375	495,830	354,788

Retail segment:
Beginning balance	1,041,739	1,041,388	326,543
iParty acquisition	21,059	0	0
Other	2,534	351	2,323

Ending balance	1,065,332	1,041,739	328,866

Total ending balance, both segments	$1,561,707	$1,537,569	$683,654

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 6—Intangible Assets

The Company had the following other identifiable intangible assets:

	December 31, 2013
	Cost	Accumulated Amortization	Net Carrying Value	Useful lives
Retail franchise licenses	$67,000	$9,700	$57,300	19 years
Customer lists and relationships	56,005	12,287	43,718	20 years
Copyrights and designs	29,000	9,442	19,558	5-7 years
Leasehold interests	16,031	8,019	8,012	1-11 years
Design licenses	2,469	1,649	820	1-4 years

Total	$170,505	$41,097	$129,408

	December 31, 2012
	Cost	Accumulated Amortization	Net Carrying Value	Useful lives
Retail franchise licenses	$67,000	$3,500	$63,500	19 years
Customer lists and relationships	55,705	3,819	51,886	20 years
Copyrights and designs	29,000	2,850	26,150	5-7 years
Leasehold interests	20,702	2,975	17,727	1-11 years
Design licenses	2,397	1,037	1,360	1-4 years

Total	$174,804	$14,181	$160,623

As a result of the Transaction (see Note 1 and Note 5) the Company applied the acquisition method of accounting and recorded the finite-lived intangible assets listed above. The Company is amortizing most of the assets using accelerated patterns based on the discounted cash flows that were used to value such assets.

Additionally, as a result of the Transaction, the Company applied the acquisition method of accounting and recorded an indefinite-lived asset for the Party City trade name of $519,000, an indefinite-lived asset for the Amscan trade name of $26,000 and an indefinite-lived asset for the Halloween City trade name of $18,000.

The value that was ascribed to the Halloween City trade name was based on the number of Halloween City stores that the Company expected to open during each subsequent Halloween selling season and the expected performance of such stores. The number of stores that the Company opens during a season is driven by many factors, including the availability of suitable locations. During 2013, the Company made a strategic decision to open fewer temporary Halloween City stores and the Company expects to take a similar approach in 2014. As a result of a change in store performance and the Company’s decision to open fewer Halloween City stores than assumed when the Company recorded the asset in 2012, during 2013 the Company lowered the value of its Halloween City trade name by recording a $7,500 impairment charge.

The amortization expense for finite-lived intangible assets for the year ended December 31, 2013, for the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 was $26,997, $14,160, $5,542 and $11,116, respectively. Estimated amortization expense for each of the next five years will be approximately $22,195, $18,901, $15,991, $12,824, and $9,448, respectively.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 7—Loans and Notes Payable

Amounts outstanding under Amscan Holdings’ $350,000 ABL revolving credit facility and $675,000 Term Loan Agreement were repaid in conjunction with the closing of the Transaction. At such time, Party City Holdings entered into a new $400,000 ABL revolving credit facility (“New ABL Facility”) and Party City Holdings and, its subsidiary, Party City Corporation entered into a new $1,125,000 Term Loan Agreement (“New Term Loan Credit Agreement”). Additionally, in conjunction with the Transaction, on July 27, 2012, Party City Holdings issued $700,000 of 8.875% senior notes (the “New Senior Notes”).

Below is a discussion of the New ABL Facility and other credit agreements. See Note 8 for a discussion of the Company’s long-term obligations.

New ABL Facility

The New ABL Facility provides for (a) revolving loans in an aggregate principal amount at any time outstanding not to exceed $400,000, subject to a borrowing base described below, (b) swing-line loans in an aggregate principal amount at any time outstanding not to exceed 10% of the aggregate commitments under the facility and (c) letters of credit, in an aggregate face amount at any time outstanding not to exceed $50,000.

Under the New ABL Facility, the borrowing base at any time equals (a) 90% of eligible trade receivables plus (b) 90% of eligible inventory and (c) 90% of eligible credit card receivables, less (d) certain reserves.

The New ABL Facility provides for two pricing options: (i) an alternate base interest rate (“ABR”) equal to the greater of (a) the prime rate, (b) the federal funds rate plus 1/2 of 1% or (c) the LIBOR rate plus 1%, in each case, on the date of such borrowing or (ii) a LIBOR based interest rate determined by reference to the LIBOR cost of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs and, in each case, plus an applicable margin. The applicable margin ranges from 0.5% to 1.00% with respect to ABR borrowings and from 1.50% to 2.00% with respect to LIBOR borrowings. The applicable margin at December 31, 2013 was 0.75% for ABR loans and 1.75% for loans based on the LIBOR rate.

In addition to paying interest on outstanding principal under the New ABL Facility, Party City Holdings is required to pay a commitment fee of between 0.250% and 0.375% per annum in respect of the unutilized commitments thereunder. Party City Holdings must also pay customary letter of credit fees.

The New ABL Facility also provides that Party City Holdings has the right from time to time to request additional commitments, of which $125,000 remains available. The lenders under the New ABL Facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to several conditions precedent and limitations. If Party City Holdings were to request any additional commitments, and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased to up to $525,000, but Party City Holdings’ ability to borrow under this facility would still be limited by the amount of the borrowing base under this facility and limitations on incurring additional indebtedness under other debt agreements.

The New ABL Facility has a maturity date of July 27, 2017.

In connection with the New ABL Facility, Party City Holdings incurred $6,612 in finance costs that have been capitalized and will be amortized over the life of the debt.

All obligations under the New ABL Facility are jointly and severally guaranteed by PC Intermediate, Party City Holdings and each existing and future domestic subsidiary of Party City Holdings. Party City Holdings and

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

each guarantor has secured its obligations, subject to certain exceptions and limitations, including obligations under its guaranty, as applicable, by a first-priority lien on its accounts receivable, inventory, cash and certain related assets and a second-priority lien on substantially all of its other assets, including a pledge of all of the capital stock held by PC Intermediate, Party City Holdings and each guarantor.

The New ABL Facility contains negative covenants that, among other things and subject to certain exceptions, restrict the ability of Party City Holdings to:

•	incur additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock;

•	make certain investments, loans, advances and acquisitions;

•	engage in transactions with affiliates;

•	create liens; and

•	transfer or sell certain assets.

In addition, Party City Holdings must comply with a fixed charge coverage ratio if excess availability under the New ABL Facility on any day is less than the greater of: (a) 10% of the lesser of the aggregate commitments and the then borrowing base under the New ABL Facility and (b) $30,000. The fixed charge coverage ratio is the ratio of (i) Adjusted EBITDA (as defined in the New ABL Facility) minus maintenance-related capital expenditures (as defined in the New ABL Facility) to (ii) fixed charges (as defined in the New ABL Facility). Party City Holdings has not been subjected to the fixed charge coverage ratio as its excess availability has not fallen below the amounts specified above.

The New ABL Facility also contains certain customary affirmative covenants and events of default.

Borrowings under the New ABL Facility totaled $34,800 and $23,330 at December 31, 2013 and December 31, 2012, respectively, and the interest rate was 4.00% at both dates. Outstanding standby letters of credit totaled $18,534 at December 31, 2013 and, after considering borrowing base restrictions, Party City Holdings had $346,666 of available borrowing capacity under the terms of the New ABL Facility at December 31, 2013.

Other Credit Agreements

The Company has also entered into several foreign asset-based and overdraft credit facilities that provide the Company with additional borrowing capacity. At December 31, 2013 and December 31, 2012, borrowings under the foreign facilities totaled $1,247 and $9,928, respectively. The facilities contain customary affirmative and negative covenants. In connection with one of the facilities, the Company maintains a compensating cash balance of $4,460 to secure outstanding standby letters of credit. The compensating cash balance is included in prepaid expenses and other current assets in the Company’s consolidated balance sheet.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 8—Long-Term Obligations

Long-term obligations consisted of the following:

	December 31,
	2013	2012
New Term Loan Credit Agreement (a)	$1,097,561	$1,112,632
Mortgage obligation (b)	1,216	2,351
Capital lease obligations (c)	2,921	3,276
New Senior Notes (d)	700,000	700,000
PC Nextco $350,000 8.75% notes (e)	346,741	0

Total long-term obligations	2,148,439	1,818,259
Less: current portion	(13,452)	(13,231)

Long-term obligations, excluding current portion	$2,134,987	$1,805,028

New Term Loan Credit Agreement

(a) Amounts outstanding under Amscan Holdings’ $675,000 Term Loan Agreement were repaid in conjunction with the closing of the Transaction. At such time, Party City Holdings and Party City Corporation entered into the New Term Loan Credit Agreement. During February 2013, the New Tern Loan Credit Agreement was amended and all term loans outstanding at the time of the amendment were replaced with new term loans for the same principal amount; and the original 1% issuance discount was partially eliminated. The remaining discount is being amortized using the effective interest method over the term of the loan.

During February 2014, the New Term Loan Credit Agreement was amended again. See Note 20 for further detail.

The New Term Loan Credit Agreement provides for two pricing options: (i) an ABR for any day, a rate per annum equal to the greater of (a) Deutsche Bank’s prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 1/2 of 1%, (c) the adjusted LIBOR rate plus 1% and (d) 2.00% or (ii) the LIBOR rate, adjusted for certain additional costs, with a LIBOR floor of 1.00%, in each case plus an applicable margin. The applicable margin is 2.25% (2.00% subsequent to the February 2014 amendment) with respect to ABR borrowings and 3.25% (3.00% subsequent to the February 2014 amendment) with respect to LIBOR borrowings.

The New Term Loan Credit Agreement also provides the right from time to time to request an amount of additional term loans up to $250,000. The lenders under the New Term Loan Credit Agreement are not under any obligation to provide any such additional term loans.

The term loans may be voluntarily prepaid at any time without premium or penalty, other than customary breakage costs with respect to loans based on the LIBOR rate (and, subsequent to the February 2014 amendment, other than a premium payable in connection with certain repricing transactions, which is discussed in further detail in Note 20). The term loans are subject to mandatory prepayment, subject to certain exceptions, with (i) 100% of net proceeds above a threshold amount of certain asset sales, subject to reinvestment rights and certain other exceptions, (ii) 100% of the net cash proceeds of any incurrence of debt other than debt permitted under the New Term Loan Credit Agreement, (iii) commencing with the fiscal year ended December 31, 2013, 50% of Excess Cash Flow, as defined in the New Term Loan Credit Agreement, if any (which percentage will be reduced to 25% if the senior secured leverage ratio (as defined in the New Term Loan Credit Agreement) is less than 3.50 to 1.00, but greater than 2.50 to 1.00, and 0% if the senior secured leverage ratio is less than 2.50 to 1.00).

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The term loans under the New Term Loan Credit Agreement mature on July 27, 2019. The borrowers are required to repay installments on the term loans in quarterly principal amounts of 0.25%, with the remaining amount payable on the maturity date.

All obligations under the New Term Loan Credit Agreement are jointly and severally guaranteed by PC Intermediate, Party City Holdings, Party City Corporation and each existing and future domestic subsidiary of Party City Holdings. Party City Holdings, Party City Corporation and each guarantor has secured its obligations, subject to certain exceptions and limitations, by a first-priority lien on substantially all of its assets (other than accounts receivable, inventory, cash and certain related assets), including a pledge of all of the capital stock held by PC Intermediate, Party City Holdings, Party City Corporation and each guarantor, and a second-priority lien on its accounts receivable, inventory, cash and certain related assets.

The New Term Loan Credit Agreement contains certain customary affirmative covenants and events of default. Additionally, it contains negative covenants which, among other things and subject to certain exceptions, restrict the ability of Party City Holdings and Party City Corporation to:

•	incur additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock;

•	make certain investments, loans, advances and acquisitions;

•	engage in transactions with affiliates;

•	create liens; and

•	transfer or sell certain assets.

In connection with the New Term Loan Credit Agreement, $28,759 of finance costs were incurred and capitalized. In conjunction with the amendment, some of the costs were written-off (see below). The remaining costs are being amortized over the life of the debt using the effective interest method.

As the New Term Loan Credit Agreement is a loan syndication, at the time of the February 2013 amendment, the Company assessed whether the debt modification should be accounted for as an extinguishment on a creditor-by-creditor basis. The Company wrote-off $5,911 of costs incurred during the initial issuance of the debt and which were being amortized over the life of the debt. The amount was recorded in other expense, net, in the Company’s consolidated statement of operations and comprehensive loss and included in amortization of deferred financing costs and original issuance discount in the Company’s consolidated statement of cash flows. The remaining costs of $20,442 will continue to be amortized over the life of the debt, using the effective interest method. Additionally, the Company recorded in other expense, net, $2,316 of the net original issuance discount that existed as of the time of the amendment. The remainder of the discount, $8,015, will continue to be amortized over the life of the debt, using the effective interest method. In conjunction with the amendment, the Company paid an $11,222 call premium, equal to 1.00% of the outstanding principal balance. The Company recorded $2,535 of the call premium in other expense, net. The rest of the premium, $8,687, will be amortized over the life of the debt, using the effective interest method. Additionally, the Company incurred $1,655 of banker and legal fees; $1,533 of which was recorded in other expense, net. The rest of the costs, $122, will be amortized over the life of the debt, using the effective interest method.

As all term loans outstanding at the time of the February 2013 amendment were replaced with new term loans for the same principal amount, the Company included the total principal amount, $1,122,188, in both repayment of loans, notes payable and long-term obligations and proceeds from loans, notes payable and long-term obligations in the financing activities section of the Company’s consolidated statement of cash flows.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

At December 31, 2013, the outstanding principal amount of term loans under the New Term Loan Credit Agreement was $1,097,561, which reflects an original issue discount of $6,901, net of $2,033 of accumulated amortization and a call premium of $7,502, net of $1,185 of accumulated amortization. At December 31, 2012, the outstanding principal amount of term loans under the New Term Loan Credit Agreement was $1,112,632, which reflects an original issue discount of $10,556, net of $694 of accumulated amortization. At December 31, 2013, the interest rate on the outstanding term loan borrowings was 4.25%. At December 31, 2012, the interest rate on the outstanding term loan borrowings was 5.75%.

(b) In conjunction with the construction of a new distribution facility, Amscan Inc., a wholly-owned subsidiary of Party City Holdings, borrowed $10,000 from the New York State Job Development Authority on December 21, 2001, pursuant to the terms of a second lien mortgage note. On December 18, 2009 the mortgage note was amended, extending the fixed monthly payments of principal and interest for a period of 60 months up to and including December 31, 2014. The interest rate under the amended mortgage note remains variable and subject to review and adjustment semi-annually based on the New York State Job Development Authority’s confidential internal protocols. At December 31, 2013, the amended mortgage note bears at an interest rate of 2.05%. At December 31, 2013, the distribution facility had a carrying value of $58,568.

(c) The Company’s subsidiaries have entered into various capital leases for machinery and equipment with implicit interest rates generally ranging from 3% to 8% and generally extending to 2018.

(d) In connection with the Transaction, Party City Holdings issued $700,000 of 8.875% New Senior Notes, which are due on August 1, 2020.

Interest on the New Senior Notes is payable semi-annually in arrears on February 1 and August 1 of each year. The New Senior Notes are guaranteed, jointly and severally, on a senior basis by each of Party City Holdings’ existing and future domestic subsidiaries. The New Senior Notes and the guarantees are general unsecured senior obligations and are effectively subordinated to all other secured debt to the extent of the assets securing such secured debt.

The indenture governing the New Senior Notes contains certain covenants limiting, among other things and subject to certain exceptions, Party City Holdings’ ability to:

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	pay dividends or distributions, redeem or repurchase equity;

•	prepay subordinated debt or make certain investments;

•	transfer and sell assets;

•	engage in transactions with affiliates;

•	create liens; and

•	consolidate, merge or transfer all or substantially all of its assets.

The indenture governing the New Senior Notes also contains certain customary affirmative covenants and events of default.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

On or after August 1, 2015, Party City Holdings may redeem the New Senior Notes, in whole or in part, at the following (expressed as a percentage of the principal amount to be redeemed) plus accrued and unpaid interest thereon:

Twelve-month period beginning on August 1,	Percentage
2015	106.656%
2016	104.438%
2017	102.219%
2018 and thereafter	100.000%

In addition, Party City Holdings may redeem up to 40% of the aggregate principal amount of the New Senior Notes before August 1, 2015 with the net cash proceeds from one or more equity offerings at a redemption price of 108.875% of the principal amount plus accrued and unpaid interest. Party City Holdings may also redeem some or all of the notes before August 1, 2015 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest plus a “make whole” premium.

If Party City Holdings experiences certain types of change in control, it may be required to offer to repurchase the New Senior Notes at 101% of their principal amount, plus accrued and unpaid interest.

In connection with the issuance of the New Senior Notes, Party City Holdings incurred $30,433 in finance costs that have been capitalized and will be amortized over the life of the debt.

The New Senior Notes required Party City Holdings to file a registration statement with respect to an offer to exchange the outstanding New Senior Notes for exchange notes. If the exchange offer was not completed prior to September 5, 2013, additional interest accrued on the outstanding New Senior Notes at a rate of 0.25% per annum. The exchange offer was completed in November 2013. At December 31, 2013, the Company had a $369 liability recorded for penalty payments.

(e) On August 1, 2013, PC Nextco issued $350,000 of 8.75% notes at a 1% discount (“the Nextco Notes”). The proceeds, net of expenses, were used to pay a dividend to the shareholders of PC Nextco’s parent, Party City Holdco. The Nextco Notes, which mature on August 15, 2019 and which pay interest semiannually on February 15th and August 15th, are not guaranteed. Since PC Nextco has no assets or operations other than its investment in, and income (loss) from, Party City Holdings and its subsidiaries, interest and principal payments for the Nextco Notes will be funded by Party City Holdings and its subsidiaries. To the extent that restricted payment basket limitations in Party City Holdings’ existing debt agreements prevent it from being able to pay the necessary funds to PC Nextco in order for PC Nextco to make the semi-annual interest payments, the Nextco Notes require PC Nextco to make the interest payments in the form of additional notes bearing interest at 9.50%.

The indenture governing the Nextco notes contains certain covenants limiting, among other things and subject to certain exceptions, the Company’s ability and the ability of PC Nextco and its restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or distributions on capital stock or redeem, repurchase or retire the Company’s capital stock or the capital stock of any restricted subsidiary or make payments on, or redeem, repurchase or retire any indebtedness subordinated to the Nextco Notes;

•	make certain investments, loans, advances and acquisitions;

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates;

•	create liens;

•	guarantee debt;

•	create restrictions on the payment of dividends or other amounts to PC Nextco from its restricted subsidiaries;

•	consolidate, merge or transfer all or substantially all of PC Nextco’s assets and the assets of its subsidiaries; and

•	engage in unrelated businesses.

The indenture governing the Nextco Notes also contains certain customary affirmative covenants and events of default, including a cross-payment default provision and cross-acceleration provision in the case of a payment default or acceleration according to the terms of any indebtedness with an aggregate principal amount of $50 million or more.

Prior to February 15, 2015, PC Nextco may redeem the outstanding notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount of the notes redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date, and a “make-whole premium.” On or after February 15, 2015, PC Nextco may redeem the outstanding notes, in whole or in part, at the redemption prices specified below (expressed as a percentage of the principal amount of the notes to be redeemed) plus accrued and unpaid interest thereon:

12 month period beginning on	Percentage
February 15, 2015	102.000%
February 15, 2016	101.000%
February 15, 2017 and thereafter	100.000%

In addition, PC Nextco may, on one or more occasions (i) redeem up to 40% of the aggregate principal amount of the notes or (ii) on or after February 15, 2014 and before February 15, 2015, redeem all (but not less than all) of the aggregate principal amount of the notes, at a redemption price equal to 102% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the applicable redemption date, subject to the right of holder of the notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that each such redemption occurs within 180 days of the date of closing of each such equity offering upon not less than 30 nor more than 60 days’ notice sent to each holder of the notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

If it experiences certain types of change in control, PC Nextco must offer to purchase the outstanding notes at 101% of their principal amount, plus accrued and unpaid interest.

In connection with the issuance of the Nextco Notes, PC Nextco incurred $8,381 of finance costs that have been capitalized and will be amortized over the life of the debt.

In addition, subject to certain exceptions, Party City Holdings may not make restricted payments, including the payment of dividends to its shareholders, unless certain conditions are met under the terms of the indenture governing the Senior Notes, the New ABL Facility and the New Term Loan Credit Agreement. As of

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

December 31, 2013, the most restrictive of these conditions existed in the indenture for the Senior Notes and in the New Term Loan Credit Agreement, which both limit restricted payments based on Party City Holdings’ consolidated net income and leverage ratios subsequent to the date of the Transaction. As of December 31, 2013, Party City Holdings had $125,474 of restricted payment capacity under the two debt instruments. Party City Holdings’ parent companies, PC Intermediate, PC Nextco and Party City Holdco, have no assets or operations other than their investments in their subsidiaries and income from those subsidiaries.

At December 31, 2013, maturities of long-term obligations consisted of the following:

	Long-term Debt Obligations	Capital Lease Obligations	Totals
2014	$12,466	$986	$13,452
2015	11,222	648	11,870
2016	11,222	823	12,045
2017	11,222	406	11,628
2018	11,222	58	11,280
Thereafter	2,088,164	0	2,088,164

Long-term obligations	$2,145,518	$2,921	$2,148,439

Note 9—Capital Stock

At December 31, 2013, the Company’s authorized capital stock, including redeemable securities, consisted of 1,000,000.00 shares of $0.01 par value common stock.

Under the terms of Party City Holdco’s stockholders’ agreement, dated July 27, 2012, the Company has an option to purchase all of the shares of common stock held by former employees and, under certain circumstances, former employee stockholders can require the Company to purchase all of the shares held by the former employees. The aggregate amount that may be payable by the Company to current employee stockholders should they die or become disabled, based on the estimated fair market value of fully paid and vested common securities, totaled $23,555 and $22,205 at December 31, 2013 and 2012, respectively, and was classified as redeemable common securities on the Company’s consolidated balance sheet, with a corresponding adjustment to additional paid-in capital. As there is no active market for the common stock, the Company estimates the fair value of the common stock based on a valuation model confirmed periodically by recent acquisitions or independent appraisals.

In addition, in 2004, the Company’s CEO and President exchanged vested options in a predecessor company for fully vested options to purchase common stock of Party City Holdings. Since these options vested immediately and could be exercised upon the death or disability of the officer and put back to Party City Holdings, they were reflected as redeemable common securities on the Company’s consolidated balance sheet and are recorded at fair market value, with a corresponding adjustment to general and administrative expenses. In conjunction with the Transaction, the options were cancelled and the CEO and President received payments equal to the difference between the fair value of the stock and the exercise prices of the options.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

A summary of the changes in redeemable common securities for the year ended December 31, 2011 and the period from January 1, 2012 to July 27, 2012 follows:

	Redeemable				Total Redeemable Common Securities
	Number of Rollover Stock Options	Number of Common Shares	Rollover Stock Options	Common Shares
Predecessor:
Balance as of December 31, 2010	61.18	597.52	$1,542	$16,547	$18,089
Warrant exercise	0	544.75	0	15,090	15,090
Shares issued upon option exercise	(20.29)	68.22	(550)	2,001	1,451
Revaluation of remaining options/shares	0	0	116	2,193	2,309

Balance as of December 31, 2011	40.89	1,210.49	1,108	35,831	36,939
Revaluation of remaining options/shares	0	0	774	23,000	23,774

Balance as of July 27, 2012	40.89	1,210.49	$1,882	$58,831	$60,713

At July 28, 2012 there were 888.23 redeemable common securities outstanding at a fair value of $25,000 per share. There were no changes in redeemable common securities during the period from July 28, 2012 to December 31, 2012.

A summary of the changes in redeemable common securities for the year ended December 31, 2013 follows:

	Redeemable
	Number of Common Shares	Total Redeemable Common Securities
Successor:
Balance as of December 31, 2012	888.23	$22,205
Shares issued	151.00	3,775
Revaluation of remaining shares	0	(2,425)

Balance as of December 31, 2013	1,039.23	$23,555

During the year ended December 31, 2013, Party City Holdco issued 121 shares of redeemable common stock in conjunction with an acquisition and the sellers of the acquired entity became employees of the Company. Additionally, during the year ended December 31, 2013, an independent member of the Board of Directors purchased 30 shares of redeemable common stock.

On August 1, 2013, PC Nextco issued $350,000 of 8.75% notes at a 1% discount (see Note 8). The proceeds, net of expenses, were used to pay a dividend to the shareholders of PC Nextco’s parent, Party City Holdco. The total amount of the dividend was $338,015.

During the year ended December 31, 2013, based on the Company’s valuation model, the estimated fair value of the redeemable common securities increased by $8,058. Such increase was more than offset by the impact of the dividend, which decreased the fair value of such securities by $10,483.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 10—Other Expense, net

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Other expense, net consists of the following:
Undistributed loss (income) in unconsolidated joint venture	$172	$(297)	$(128)	$(463)
Foreign currency loss (gain)	1,581	532	148	(280)
New Term Loan Credit Agreement amendment (See Note 8)	12,295	0	0	0
Transaction costs (see Note 5)	0	24,564	19,669	0
Corporate development expenses	2,960	351	2,395	2,147
Other, net	1,470	1,007	161	72

Other expense, net	$18,478	$26,157	$22,245	$1,476

Note 11—Employee Benefit Plans

Certain subsidiaries of the Company maintain defined contribution plans for eligible employees. The plans require the subsidiaries to match from approximately 11% to 100% of voluntary employee contributions to the plans, not to exceed a maximum amount of the employee’s annual salary, ranging from 5% to 6%. Expense for the plans for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 totaled $4,899, $2,286, $2,505, and $4,943, respectively.

Note 12—Equity Incentive Plans

On May 1, 2004, Party City Holdings adopted the 2004 Equity Incentive Plan (the “2004 Plan”) under which it could grant incentive awards in the form of restricted and unrestricted common stock options to purchase shares of its common stock to certain directors, officers, employees and consultants of it and its affiliates.

Party City Holdco adopted the 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) under which it can grant incentive awards in the form of stock appreciation rights, restricted stock and common stock options to certain directors, officers, employees and consultants of Party City Holdco and its affiliates. A committee of Party City Holdco’s Board of Directors, or the Board itself in the absence of a committee, is authorized to make grants and various other decisions under the 2012 Plan. The maximum number of shares reserved under the 2012 Plan is 3,706 shares.

During April 2013 and May 2013, 998 time-based stock options and 1,493 performance-based stock options were granted to employees and an independent director under the 2012 Plan. The options were originally exercisable at $25,000 per share. As a result of the August 2013 dividend distribution (see Note 8), in accordance with the terms of the 2012 Plan, the exercise prices of the options were adjusted to $14,913 per share.

Prior to the Transaction (see Note 5), Party City Holdings had three types of options—rollover options, time-based options, and performance-based options, each of which is described below. At the time of the Transaction certain outstanding stock options became fully vested and employees holding such options received

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

cash payments equal to the difference between the fair value of Party City Holdings’ stock and the exercise prices of the stock options. As a result, at such time, the Company recorded $2,149 of expense in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss. Total stock-based compensation expense recorded during the period from January 1, 2012 to July 27, 2012 was $3,375. Any stock options that did not vest at the time of the Transaction were cancelled and no stock options were outstanding during the period from July 28, 2012 to December 31, 2012.

In December 2010, Party City Holdings’ Board of Directors declared a one-time cash dividend of $9,400 per share of outstanding common stock. In addition, the Board of Directors declared that holders of unvested options at the declaration date would receive a distribution of $9,400 per share when the options vested. At the time of the Transaction (see Note 5) certain outstanding stock options became fully vested and Party City Holdings made distributions in the amount of $16,148. The Company recorded a charge equal to such amount in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss for the period from January 1, 2012 to July 27, 2012.

The stock option payments and payments in lieu of dividends are included in the decrease in accounts payable, accrued expenses and income taxes payable in the Company’s July 28, 2012 to December 31, 2012 consolidated statement of cash flows.

The three types of options, rollover options, time-based options, and performance-based options, are described below.

Rollover Options

In 2004, Party City Holdings’ CEO and its President exchanged vested options in the predecessor company for vested options to purchase common shares at $2,500 per share (the “Rollover Options”). Under ASC Topic 805-30-30-11 “Goodwill or Gain from Bargain Purchase, Including Consideration Transferred”, vested options granted by the acquiring company in exchange for outstanding options of the target company should be considered part of the purchase transaction. The fair value is accounted for as part of the purchase price of the target company.

Since these options were vested immediately and could be exercised upon death or disability of the executives and put back to Party City Holdings, they were reflected as redeemable common securities on the Company’s consolidated balance sheet.

However, these options had an additional condition, whereby they could have been put back to Party City Holdings at fair market value upon retirement. Because the terms of the Rollover Options could extend beyond the retirement dates of these two executives, it was possible that they could exercise these options within six months of the specified retirement date and then put the immature shares back to Party City Holdings at retirement less than six months later. GAAP requires variable accounting for awards with puts that can be exercised within six months of the issuance of the shares.

Therefore, regardless of the probability of this occurrence, changes in market value of the shares were expensed as additional stock compensation because the put, even if not probable, was within the control of the employee.

During the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, increases in the valuation of the rollover options resulted in charges of $775 and $116, respectively.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Time-based options

Time-based options are granted to key eligible employees and outside directors. In conjunction with the options, the Company recorded compensation expense of $2,137, $0, $1,747, and $1,281 during the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively. The fair value of time-based options granted during 2013 was estimated on the grant date using a Black-Scholes option valuation model based on the assumptions in the following table:

Expected dividend rate	0%
Risk-free interest rate	1.03% to 2.07%
Volatility	35.00%
Expected option term	6.2 years – 6.5 years
Forfeiture rate	13.4%

Due to the fact that the Company’s stock is not publicly traded, the Company determined volatility based on the average historical volatility of guideline companies. As there is not sufficient historical exercise data to provide a reasonable basis for determining the expected term, the Company estimated the expected term using the “simplified” method. The Company based its estimated forfeiture rate on historical forfeitures for time-based options that were granted by Party City Holdings between 2004 and 2012 as the number of options given to each of the various levels of management is principally consistent with historical grants and forfeitures are expected to be materially consistent with past experience.

The time-based options that were granted during April 2013 vested 20% on July 27, 2013 and vest 20% each July 27th thereafter. The other time-based options that were granted during 2013 vest 20% on each anniversary date. All time-based options become fully vested in the event of a change-in-control. The Company records compensation expense for such options on a straight-line basis.

Performance-based options

Performance-based stock options are granted to key employees and independent directors. For performance-based options, vesting is contingent upon a change-in-control and the achievement of specified investment returns for the Company’s shareholders. Since a change-in-control cannot be assessed as probable before it occurs, no compensation expense has been recorded for the performance-based options that were granted during the year ended December 31, 2013. During the period from January 1, 2012 to July 27, 2012, the Company recorded $853 of compensation expense related to performance-based options that were granted up until the time of the Transaction.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The following table summarizes the changes in outstanding stock options for the year ended December 31, 2011, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2013. There was no activity during the period from July 28, 2012 to December 31, 2012.

	Options	Average Exercise Price	Average Fair Value of Time-Based Options at Grant Date	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Predecessor:
Outstanding at December 31, 2010	3,122.25	$14,350
Granted	689.00	29,148	$7,179
Exercised	(70.99)	17,549
Forfeited	(41.99)	27,897

Outstanding at December 31, 2011	3,698.27	17,137
Granted	10.00	42,000	10,254
Exercised	(3,295.58)	15,803
Forfeited	(412.69)	28,392

Outstanding at July 27, 2012	0.00

Successor:
Outstanding at December 31, 2012	0.00

Granted	2,583.00	14,916	8,830
Exercised	0	0
Forfeited	(36.00)	14,913
Outstanding at December 31, 2013	2,547.00	14,916		$19,739	9.2

Exercisable at December 31, 2013	187.60	14,913		1,454	9.2

Expected to vest (excluding performance-based options)	831.40	14,917		6,443	9.2

During April 2013 and May 2013, time-based stock options and performance-based stock options were granted to employees and an independent director under the 2012 Plan. The options were originally exercisable at $25,000 per share. As a result of the August 2013 dividend distribution (see Note 8), in accordance with the terms of the 2012 Plan, the exercise prices of the options were adjusted to $14,913 per share. The exercise prices in the table above represent the adjusted amounts.

The intrinsic value of options exercised was $0, $0, $108,364, and $831 for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively. The fair value of options vested was $1,676, $0, $2,632, and $789 during the year ended December 31, 2013, the period July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 13—Income Taxes

A summary of domestic and foreign (loss) income before income taxes and including noncontrolling interest follows:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Domestic	$(5,479)	$(31,692)	$(11,128)	$113,697
Foreign	5,197	222	(3,471)	8,454

Total	$(282)	$(31,470)	$(14,599)	$122,151

The income tax (benefit) expense consisted of the following:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Current:
Federal	$15,259	$18,309	$(5,345)	$30,869
State	2,285	622	433	6,586
Foreign	3,530	1,910	1,492	3,078

Total current expense (benefit)	21,074	20,841	(3,420)	40,533
Deferred:
Federal	(19,519)	(19,611)	6,077	4,852
State	(5,675)	(1,470)	(904)	365
Foreign	(405)	(1,082)	(1,350)	(9)

Total deferred (benefit) expense	(25,599)	(22,163)	3,823	5,208

Income tax (benefit) expense	$(4,525)	$(1,322)	$403	$45,741

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2013	2012
Current deferred income tax assets:
Inventory valuation	$9,190	$(3,107)
Allowance for doubtful accounts	737	228
Accrued liabilities	4,629	7,765
Deferred foreign intercompany profit	1,259	1,130
Tax loss carryforwards	10,177	2,488
Tax credit carryforwards	2,067	2,157

Current deferred income tax assets before valuation allowances	28,059	10,661
Less: valuation allowances	(5,335)	(3,774)

Current deferred income tax assets, net (included in prepaid expenses and other current assets)	$22,724	$6,887

Non-current deferred income tax liabilities, net:
Property, plant and equipment	$17,155	$28,012
Intangible assets	219,147	221,081
Amortization of goodwill and other assets	78,685	86,908
Foreign earnings expected to be repatriated	4,546	3,572
Other	(1,360)	715

Non-current deferred income tax liabilities, net	$318,173	$340,288

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to realize existing deferred tax assets. On the basis of this evaluation, as of December 31, 2013 and December 31, 2012, valuation allowances in the amounts of $3,281 and $1,720, respectively, were established for United Kingdom (“U.K.”) net operating loss carryforwards, which do not expire. In addition to such allowances, at both December 31, 2013 and December 31, 2012, an additional valuation allowance of $2,054 was established on the Company’s foreign tax credit carryforwards, which expire in 2021, based on a projection of foreign sourced income which limits the Company’s ability to utilize the credits.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The difference between the Company’s effective income tax rate and the U.S. statutory income tax rate is as follows:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Tax provision at U.S. statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	1,299.0	1.7	2.4	3.5
Domestic production activities deduction	460.3	2.6	(15.8)	(1.8)
Deferred tax adjustments	244.0	0	(1.5)	0
Non-deductible transaction costs	(131.2)	(27.3)	(13.4)	0
Foreign net operating losses not benefited	(588.7)	(2.3)	(8.7)	0
U.S.—foreign rate differential	115.7	(5.1)	(0.5)	0.2
Other	170.5	(0.4)	(0.3)	0.5

Effective income tax rate	1,604.6%	4.2%	(2.8)%	37.4%

The difference between the Company’s income tax (benefit) expense and the (benefit) expense obtained by applying the U.S. statutory income tax rate to the Company’s pre-tax (loss) income is as follows:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Tax (benefit) expense at U.S. statutory tax rate	$(99)	$(11,015)	$(5,110)	$42,753
State income tax, net of federal income tax benefit	(3,663)	(546)	(350)	4,299
Domestic production activities deduction	(1,298)	(816)	2,304	(2,184)
Deferred tax adjustments	(688)	0	219	0
Non-deductible transaction costs	370	8,597	1,954	0
Foreign net operating losses not benefited	1,660	739	1,268	0
U.S.—foreign rate differential	(326)	1,594	73	249
Other	(481)	125	45	624

Income tax (benefit) expense	$(4,525)	$(1,322)	$403	$45,741

State income tax: During 2013, the Company recorded a $2,247 state income tax benefit principally due to a reduction in a deferred income tax liability on trade names, which was caused by the impact of apportionment changes on future state income taxes. Additionally, during 2013, the Company recorded a state income tax credit in the amount of $1,441 due to a write-off of a deferred tax liability related to state bonus depreciation.

Deferred tax adjustments: During 2013, the Company wrote-off deferred tax liabilities related primarily to deferred finance charges and the federal deduction for state taxes. During the period from January 1, 2012 to July 27, 2012 the Company established a full valuation allowance on its foreign tax credit carryforwards. Additionally, the Company wrote-off a deferred tax liability related to the federal deduction for state taxes and it wrote-off a deferred tax asset related to deferred rent.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

U.S.—foreign rate differential: During 2013 and the periods from July 28, 2012 to December 31, 2012 and January 1, 2012 to July 27, 2012, the U.S. tax effect on foreign earnings which are expected to be remitted in the future was provided, without consideration of offsetting foreign tax credits, due to projected future foreign source income being insufficient to utilize any available foreign tax credits.

As of December 31, 2013, the Company had $6,235 of tax-effected net operating loss carryforwards in the U.S. primarily due to the acquisition of iParty (see Note 5), which expire primarily in 2020. Additionally, at December 31, 2013, the Company had tax-effected net operating loss carryforwards in the U.K. and Canada in the amounts of $3,281 (which do not expire) and $661 (which begin to expire in 2031), respectively. As of December 31, 2012, the Company had tax-effected net operating loss carryforwards in the U.K. and Canada of $1,720 and $768, respectively. The Company has established a full valuation allowance on loss carryforwards in the U.K. and it expects the net operating loss carryforwards in Canada to be fully realizable.

Certain costs related to the Transaction are non-deductible. See Note 5 for further discussion of such costs.

Other differences between the effective income tax rate and the federal statutory income tax rate are composed primarily of favorable permanent differences related to inventory contributions, offset by non-deductible meals and entertainment expenses and, in 2011, offset by the settlement of an IRS audit of the Company’s 2008 and 2009 federal income tax returns.

The Company continuously challenges whether foreign earnings are permanently reinvested. During 2013, the Company recorded a $1,723 benefit due to changes in the estimated foreign earnings which will be repatriated to more closely match actual experience. Such amount is included in “U.S.—foreign rate differential” in the table above.

At December 31, 2013 and 2012, the Company’s share of the cumulative undistributed earnings of any foreign subsidiaries whose earnings are considered permanently reinvested was approximately $27,076 and $22,764, respectively. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of these subsidiaries as such earnings have been reinvested indefinitely in the subsidiaries’ operations. It is not practical to estimate the amount of additional tax that might be payable on these foreign earnings in the event of a distribution or sale as the Company cannot estimate the ratio of foreign sourced income to taxable income at the time of such event. However, there are approximately $16 million of foreign taxes paid that relate to these earnings if they were ever repatriated.

The Company and its subsidiaries file a U.S. federal income tax return, and over 100 state, city, and foreign tax returns.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

	Year Ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year Ended December 31, 2011 (Predecessor)
Balance as of beginning of period	$529	$492	$492	$831
Increases related to current period tax positions	0	163	0	49
Increases related to prior period tax positions	0	0	0	0
Decrease related to settlements	0	0	0	(253)
Decreases related to lapsing of statutes of limitations	(244)	(126)	0	(135)

Balance as of end of period	$285	$529	$492	$492

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The Company’s total net unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were $285 and $443 at December 31, 2013 and 2012, respectively. It is reasonably possible that a reduction of uncertain tax positions of $92 may occur prior to December 31, 2014, upon the expiration of the period to assess tax in various federal, state and foreign taxing jurisdictions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has accrued $37 and $67 for the potential payment of interest and penalties at December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, the Company recorded income tax (credits) expense of ($30), $10, ($29), and ($42), respectively, related to interest and penalties.

For federal income tax purposes, the years 2010 through 2013 are open to examination at December 31, 2013. For non-U.S. income tax purposes, tax years from 2006 through 2013 remain open. Lastly, the Company is open to state and local income tax examinations for the tax years 2009 through 2013.

Note 14—Commitments, Contingencies and Related Party Transactions

Lease Agreements

The Company has non-cancelable operating leases for its numerous retail store sites, as well as for its corporate offices, certain distribution and manufacturing facilities, showrooms, and warehouse equipment that expire on various dates, principally through 2025. These leases generally contain renewal options and require the Company to pay real estate taxes, utilities and related insurance.

At December 31, 2013, future minimum lease payments under all operating leases consisted of the following:

Future Minimum Operating Lease Payments
2014	$137,580
2015	122,841
2016	109,218
2017	94,168
2018	73,168
Thereafter	181,872

$718,847

The Company is also an assignor with contingent lease liability for four stores sold to franchisees and other parties. The potential contingent lease obligations continue until the applicable leases expire in 2018. The maximum amount of the contingent lease obligations may vary, but is limited to the sum of the total amount due under the leases. At December 31, 2013, the maximum amount of the contingent lease obligations was approximately $1,879 and is not included in the table above as such amount is contingent upon certain events occurring, which management has not assessed as probable or estimable at this time.

The future minimum lease payments included in the above table also do not include contingent rent based upon sales volumes or other variable costs, such as maintenance, insurance and taxes.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Rent expense for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, was $200,544, $86,642, $95,100 and $167,791, respectively, and included immaterial amounts of rent expense related to contingent rent.

Product Royalty Agreements

The Company has entered into product royalty agreements, with various licensors of copyrighted and trademarked characters and designs, which are used on the Company’s products, which require royalty payments based on sales of the Company’s products, and, in some cases, include annual minimum royalties.

At December 31, 2013, the Company’s commitment to pay future minimum product royalties was as follows:

Future Minimum Royalty Payments
2014	$22,948
2015	20,699
2016	11,184
2017	3,460
2018	0
Thereafter	0

$58,291

Product royalty expense for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, was $30,968, $13,729, $13,040 and $16,812, respectively.

During December 2009, the Company entered into a product purchase agreement with a vendor which requires the Company to purchase $9,000 of products annually through 2015. Additionally, during July 2012, the Company entered into an agreement which requires the Company to spend a minimum of $5,000 on advertising during the three year period ended July 2015.

Legal Proceedings

The Company is a party to certain claims and litigation in the ordinary course of business. The Company does not believe that any of these proceedings will result, individually or in the aggregate, in a material adverse effect upon its financial condition or future results of operations.

Related Party Transactions

At the time of the Transaction (see Note 5), the Company entered into a management agreement with THL and Advent under which THL and Advent will provide advice to the Company on, among other things, financing, operations, acquisitions and dispositions. Under the agreement, THL and Advent are paid, in aggregate, an annual management fee in the amount of the greater of $3,000 or 1.0% of Adjusted EBITDA, as defined in the Company’s debt agreements. THL and Advent received annual management fees in the amounts of $2,233 and $767, respectively, during the year ended December 31, 2013. THL and Advent received annual management fees in the amounts of $961 and $331, respectively, during the period from July 28, 2012 to December 31, 2012.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Such amounts were recorded in general and administrative expenses in the Company’s consolidated statement of operations and comprehensive loss. Additionally, at the time of the Transaction, the Company paid THL and Advent a non-recurring $20,000 fee for certain services that were performed in conjunction with the execution of the Transaction. The amount was recorded in other expense, net in the Company’s consolidated statement of operations and comprehensive loss for the period from July 28, 2012 to December 31, 2012. Additionally, as long as THL and Advent receive annual management fees, they will advise the Company in connection with financing, acquisition and disposition transactions and the Company will pay a fee for services rendered in connection with each such transaction in an amount up to 1% of the gross transaction value. The management agreement expires on its tenth anniversary. In the case of an initial public offering or a change in control, as defined in Party City Holdco’s stockholders’ agreement, at the time of such event the Company must pay THL and Advent the net present value of the remaining annual management fees that are payable over the agreement’s ten year term.

Note 15—Segment Information

Industry Segments

The Company has two identifiable business segments. The Wholesale segment designs, manufactures, contracts for manufacture and distributes party goods, including paper and plastic tableware, metallic and latex balloons, accessories, novelties, gifts, stationery and Halloween costumes throughout the world. The Retail segment operates specialty retail party supply stores in the United States and Canada, principally under the names Party City and Halloween City, and it operates e-commerce websites, principally through the domain name PartyCity.com. The Retail segment also franchises both individual stores and franchise areas throughout the United States and Puerto Rico, principally under the name Party City.

The Company’s industry segment data for the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011 are as follows:

	Wholesale	Retail	Consolidated
Year Ended December 31, 2013 (Successor)
Revenues:
Net sales	$1,080,740	$1,433,522	$2,514,262
Royalties and franchise fees	0	18,841	18,841

Total revenues	1,080,740	1,452,363	2,533,103
Eliminations	(487,990)	0	(487,990)

Net revenues	$592,750	$1,452,363	$2,045,113

Income from operations	$65,997	$95,605	$161,602

Interest expense, net			143,406
Other expense, net			18,478

Loss before income taxes			$(282)

Depreciation and amortization	$40,789	$53,835	$94,624
Capital expenditures	$15,796	$45,445	$61,241
Total assets	$1,068,822	$2,258,712	$3,327,534

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

	Wholesale	Retail	Consolidated
Period from July 28 to December 31, 2012 (Successor)
Revenues:
Net sales	$510,277	$699,272	$1,209,549
Royalties and franchise fees	0	9,312	9,312

Total revenues	510,277	708,584	1,218,861
Eliminations	(245,219)	0	(245,219)

Net revenues	$265,058	$708,584	$973,642

Income from operations	$18,681	$38,068	$56,749

Interest expense, net			62,062
Other expense, net			26,157

Loss before income taxes			$(31,470)

Depreciation and amortization	$19,827	$30,010	$49,837
Capital expenditures	$5,042	$11,334	$16,376
Total assets	$1,028,329	$2,254,990	$3,283,319

	Wholesale	Retail	Consolidated
Period from January 1 to July 27, 2012 (Predecessor)
Revenues:
Net sales	$512,473	$613,089	$1,125,562
Royalties and franchise fees	0	9,281	9,281

Total revenues	512,473	622,370	1,134,843
Eliminations	(194,659)	0	(194,659)

Net revenues	$317,814	$622,370	$940,184

Income from operations	$44,719	$4,897	$49,616

Interest expense, net			41,970
Other expense, net			22,245

Loss before income taxes			$(14,599)

Depreciation and amortization	$11,849	$22,066	$33,915
Capital expenditures	$6,859	$22,005	$28,864

	Wholesale	Retail	Consolidated
Year Ended December 31, 2011 (Predecessor)
Revenues:
Net sales	$940,073	$1,267,964	$2,208,037
Royalties and franchise fees	0	19,106	19,106

Total revenues	940,073	1,287,070	2,227,143
Eliminations	(355,168)	0	(355,168)

Net revenues	$584,905	$1,287,070	$1,871,975

Income from operations	$92,228	$109,142	$201,370

Interest expense, net			77,743
Other expense, net			1,476

Income before income taxes			$122,151

Depreciation and amortization	$22,274	$37,357	$59,631
Capital expenditures	$13,159	$31,324	$44,483

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Geographic Segments

Export sales of metallic balloons of $20,140, $10,196, $11,517 and $21,344 during the year ended December 31, 2013, the period from July 28, 2012 to December 31, 2012, the period from January 1, 2012 to July 27, 2012 and the year ended December 31, 2011, respectively, are included in domestic sales below. Intercompany sales between geographic areas primarily consist of sales of finished goods and are made at cost plus a share of operating profit.

The Company’s geographic area data are as follows:

	Domestic	Foreign	Eliminations	Consolidated
Year Ended December 31, 2013 (Successor)
Revenues:
Net sales to unaffiliated customers	$1,756,375	$269,897	$0	$2,026,272
Net sales between geographic areas	34,146	54,996	(89,142)	0

Net sales	1,790,521	324,893	(89,142)	2,026,272
Royalties and franchise fees	18,841	0	0	18,841

Total revenues	$1,809,362	$324,893	$(89,142)	$2,045,113

Income from operations	$159,481	$2,121	$0	$161,602

Interest expense, net				143,406
Other expense, net				18,478

Loss before income taxes				$(282)

Depreciation and amortization	$89,839	$4,785		$94,624

Total long-lived assets (excluding goodwill, trade names and other intangible assets, net)	$276,698	$22,936		$299,634

Total assets	$3,355,626	$318,971	$(347,063)	$3,327,534

	Domestic	Foreign	Eliminations	Consolidated
Period from July 28 to December 31, 2012 (Successor)
Revenues:
Net sales to unaffiliated customers	$848,303	$116,027	$0	$964,330
Net sales between geographic areas	16,298	19,136	(35,434)	0

Net sales	864,601	135,163	(35,434)	964,330
Royalties and franchise fees	9,312	0	0	9,312

Total revenues	$873,913	$135,163	$(35,434)	$973,642

Income from operations	$54,333	$2,652	$(236)	$56,749

Interest expense, net				62,062
Other expense, net				26,157

Loss before income taxes				$(31,470)

Depreciation and amortization	$47,906	$1,931		$49,837

Total long-lived assets (excluding goodwill, trade names and other intangible assets, net)	$289,802	$19,407		$309,209

Total assets	$3,435,132	$295,557	$(447,370)	$3,283,319

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

	Domestic	Foreign	Eliminations	Consolidated
Period from January 1 to July 27, 2012 (Predecessor)
Revenues:
Net sales to unaffiliated customers	$808,171	$122,732	$0	$930,903
Net sales between geographic areas	18,484	15,998	(34,482)	0

Net sales	826,655	138,730	(34,482)	930,903
Royalties and franchise fees	9,281	0	0	9,281

Total revenues	$835,936	$138,730	$(34,482)	$940,184

Income (loss) from operations	$53,679	$(3,261)	$(802)	$49,616

Interest expense, net				41,970
Other expense, net				22,245

Loss before income taxes				$(14,599)

Depreciation and amortization	$31,462	$2,453		$33,915

	Domestic	Foreign	Eliminations	Consolidated
Year Ended December 31, 2011 (Predecessor)
Revenues:
Net sales to unaffiliated customers	$1,619,572	$233,297	$0	$1,852,869
Net sales between geographic areas	28,321	12,304	(40,625)	0

Net sales	1,647,893	245,601	(40,625)	1,852,869
Royalties and franchise fees	19,106	0	0	19,106

Total revenues	$1,666,999	$245,601	$(40,625)	$1,871,975

Income from operations	$192,490	$8,883	$(3)	$201,370

Interest expense, net				77,743
Other expense, net				1,476

Income before income taxes				$122,151

Depreciation and amortization	$55,487	$4,144		$59,631

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 16—Quarterly Results (Unaudited)

Despite a concentration of holidays in the fourth quarter of the year, as a result of the Company’s expansive product lines and customer base and increased promotional activities, the impact of seasonality on the quarterly results of the Company’s wholesale operations has been limited. However, due to Halloween and Christmas, the inventory balances of the Company’s wholesale operations are slightly higher during the third quarter than during the remainder of the year. Additionally, the promotional activities of the Company’s wholesale business, including special dating terms, particularly with respect to Halloween products sold to retailers and other distributors, result in slightly higher accounts receivable balances during the third quarter. The Company’s retail operations are subject to significant seasonal variations. Historically, the Company’s retail operations have realized a significant portion of their revenues, cash flow and net income in the fourth quarter of the year, principally due to Halloween sales in October and, to a lesser extent, year-end holiday sales.

The following table sets forth our historical revenues, gross profit, income (loss) from operations, net income (loss) and net income (loss) attributable to Party City Holdco Inc. for each of the following periods:

	For the Three Months Ended, (Successor)
	March 31,		June 30,		September 30,		December 31,
2013:
Revenues:
Net sales	$397,655		$441,976		$483,585		$703,056
Royalties and franchise fees	3,893		4,253		3,815		6,880
Gross profit	130,457	(a)	154,599	(a)	160,902	(a)	321,126	(a)
Income from operations	4,171	(a)	14,598	(a)	10,737	(a)	132,096	(a)(c)
Net (loss) income	(27,100	)(a)(b)	(12,525	)(a)	(11,875	)(a)	55,743	(a)(c)
Net (loss) income attributable to Party City Holdco Inc.	(27,213	)(a)(b)	(12,591	)(a)	(11,920	)(a)	55,743	(a)(c)

	For the Three Months Ended March 31, (Predecessor)	For the Three Months Ended June 30, (Predecessor)	For the period from July 1, to July 27, (Predecessor)		For the period from July 28, to September 30, (Successor)		For the Three Months Ended December 31, (Successor)
2012:
Revenues:
Net sales	$379,281	$429,440	$122,182		$324,525		$639,805
Royalties and franchise fees	3,796	4,440	1,045		2,797		6,515
Gross profit	142,657	169,592	44,606		77,017	(a)	250,903	(a)
Income (loss) from operations	21,157	44,729	(16,270	)(d)	(28,676	)(a)	85,425	(a)
Net income (loss)	2,084	16,042	(33,128	)(e)	(55,114	)(a)(f)	24,966	(a)
Net income (loss) attributable to Party City Holdco Inc.	2,044	15,991	(33,133	)(e)	(55,175	)(a)(f)	24,967	(a)

(a)	As a result of the Transaction (see Note 5), the Company applied the acquisition method of accounting and increased the value of its inventory by $89,754 as of July 28, 2012. Such adjustment increased the Company’s cost of sales during the fourth quarter of 2013, the third quarter of 2013, the second quarter of 2013, the first quarter of 2013, the fourth quarter of 2012 and the period from July 28, 2012 to September 30, 2012 by $3,250, $2,616, $8,535, $10,828, $30,821 and $27,805, respectively, as the related inventory was sold.
(b)	As a result of an amendment to the New Term Loan Credit Agreement during the first quarter of 2013, the Company recorded $12,295 in other expense. See Note 8 for further discussion.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

(c)	Includes a $7,500 impairment charge for the Halloween City trade name (see Note 6).
(d)	Includes: $8,383 of compensation expense related to the Transaction (see Note 5), $2,149 of stock-based compensation expense related to the Transaction and $16,148 of expense for payments in lieu of dividends.
(e)	Includes: $28,052 of costs related to the Transaction (see Note 5), principally bankers fees and compensation costs, $2,149 of stock-based compensation expense related to the Transaction and $16,148 of expense for payments in lieu of dividends.
(f)	During the period from July 28, 2012 to September 30, 2012, the Company recorded $24,564 of costs related to the Transaction. See Note 5 for further discussion.

Note 17—Fair Value Measurements

The provisions of ASC Topic 820, “Fair Value Measurement”, define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table shows assets and liabilities as of December 31, 2013 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total as of December 31, 2013
Derivative assets	0	$0	0	$0
Derivative liabilities	0	(597)	0	(597)

The following table shows assets and liabilities as of December 31, 2012 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total as of December 31, 2012
Derivative assets	0	$27	0	$27
Derivative liabilities	0	(63)	0	(63)

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record other assets and liabilities at fair value on a nonrecurring basis, generally as a result of impairment charges.

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

The carrying amounts for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximated fair value at December 31, 2013 because of the short-term maturities of the instruments and/or their variable rates of interest.

The carrying amount and fair value of the borrowings under the New Term Loan Credit Agreement, New Senior Notes and Nextco Notes are as follows:

	December 31, 2013
	Carrying Amount	Fair Value
New Term Loan Credit Agreement	$1,097,561	$1,117,523
New Senior Notes	700,000	787,500
Nextco Notes	346,741	359,625

The fair value of the New Senior Notes represents a Level 1 fair value measurement as the notes trade in an active market. The fair value of the New Term Loan Credit Agreement represents a Level 2 fair value measurement as the debt instrument trades in an inactive market.

The carrying amounts for other long-term debt approximated fair value at December 31, 2013 based on the discounted future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.

Note 18—Derivative Financial Instruments

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company’s financial performance and are referred to as market risks. The Company, when deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary market risks managed through the use of derivative financial instruments are interest rate risk and foreign currency exchange rate risk.

Interest Rate Risk Management

As part of the Company’s risk management strategy, the Company periodically uses interest rate swap agreements to hedge the variability of cash flows on floating rate debt obligations. Accordingly, interest rate swap agreements are reflected in the consolidated balance sheets at fair value and the related gains and losses on these contracts are deferred in stockholders’ equity and recognized in interest expense over the same period in which the related interest payments being hedged are recognized in income. The fair value of an interest rate swap agreement is the estimated amount that the counterparty would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty. The Company did not utilize interest rate swap agreements during 2013.

Foreign Exchange Risk Management

A portion of the Company’s cash flows is derived from transactions denominated in foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, including the British Pound Sterling, the Euro, the Malaysian Ringgit, the Canadian Dollar and the Australian Dollar, the Company enters into foreign exchange contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

foreign currency transactions, primarily inventory purchases and sales. For contracts that qualify for hedge accounting, the terms of the foreign exchange contracts are such that cash flows from the contracts should be highly effective in offsetting the expected cash flows from the underlying forecasted transactions.

The foreign currency exchange contracts are reflected in the consolidated balance sheets at fair value. The fair value of the foreign currency exchange contracts is the estimated amount that the counterparties would receive or pay to terminate the foreign currency exchange contracts at the reporting date, taking into account current foreign exchange spot rates. At December 31, 2013 and 2012, the Company has foreign currency exchange contracts that qualify for hedge accounting. No components of these agreements are excluded in the measurement of hedge effectiveness. As these hedges are 100% effective, there is no current impact on earnings due to hedge ineffectiveness. The Company anticipates that substantially all unrealized gains and losses in accumulated other comprehensive income (loss) related to these foreign currency exchange contracts will be reclassified into earnings by June 2015.

The following table displays the fair values and notional amounts of the Company’s derivatives at December 31, 2013 and December 31, 2012:

Derivative Instrument	Notional Amounts			Derivative Assets						Derivative Liabilities
	December 31, 2013	December 31, 2012		Balance Sheet Line	Fair Value		Balance Sheet Line	Fair Value		Balance Sheet Line	Fair Value		Balance Sheet Line	Fair Value
				December 31, 2013			December 31, 2012			December 31, 2013			December 31, 2012
Foreign Exchange Contracts	$33,250	$20,120	(a)	PP	$0	(a)	PP	$27	(b)	AE	$597	(b)	AE	$63

(a)	PP = Prepaid expenses and other current assets
(b)	AE = Accrued expenses

Note 19—Changes in Accumulated Other Comprehensive Income

The changes in accumulated other comprehensive income attributable to Party City Holdco Inc. consisted of the following:

	Year Ended December 31, 2013
	Foreign Currency Adjustments	Impact of Foreign Exchange Contracts, Net of Taxes	Total, Net of Taxes
Balance at December 31, 2012	$6,425	$(225)	$6,200
Other comprehensive loss before reclassifications, net of income tax benefit of $0, $180 and $180	(48)	(306)	(354)
Amounts reclassified from accumulated other comprehensive income, net of income tax benefit of $0, $118 and $118	0	201	201

Net current-period other comprehensive loss	(48)	(105)	(153)
Acquisition of noncontrolling interest	(639)	0	(639)

Balance at December 31, 2013	$5,738	$(330)	$5,408

PARTY CITY HOLDCO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share)

Note 20—Subsequent Events

During February 2014, the New Term Loan Credit Agreement was amended. All term loans outstanding at the time of the amendment were replaced with new term loans for the same principal amount. The applicable margin for ABR borrowings was lowered from 2.25% to 2.00% and the applicable margin for LIBOR borrowings was lowered from 3.25% to 3.00%. The amended agreement provides for two pricing options: (i) an ABR for any day, a rate per annum equal to the greater of (a) Deutsche Bank’s prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 1/2 of 1%, (c) the adjusted LIBOR rate plus 1% and (d) 2.00% or (ii) the LIBOR rate, adjusted for certain additional costs, with a LIBOR floor of 1.00%, in each case plus the applicable margin. The amendment provides that the term loans are subject to a 1.00% prepayment premium if prepaid, refinanced, substituted or otherwise replaced, or the terms of which are amended, in connection with certain repricing transactions occurring within six months from the date of the amendment. Otherwise, the term loans may be voluntarily prepaid at any time without premium or penalty, other than customary breakage costs with respect to loans based on the LIBOR rate.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PARTY CITY HOLDCO INC. (Parent company only)

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2013	December 31, 2012
ASSETS
Other assets (principally investment in and amounts due from wholly-owned subsidiaries)	$480,312	$807,122

Total assets	$480,312	$807,122

LIABILITIES, REDEEMABLE COMMON SECURITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$—	$—
Redeemable common securities (1,039.23 and 888.23 shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively)	23,555	22,205
Commitments and contingencies
Stockholders’ equity:
Common Stock ($0.01 par value; 32,470.70 shares issued and outstanding at December 31, 2013 and December 31, 2012)	—	—
Additional paid-in capital	477,538	808,925
Accumulated deficit	(26,189)	(30,208)
Accumulated other comprehensive income	5,408	6,200

Total stockholders’ equity	456,757	784,917

Total liabilities, redeemable common securities and stockholders’ equity	$480,312	$807,122

See accompanying notes to these condensed financial statements.

PARTY CITY HOLDCO INC. (Parent company only)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Year ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year ended December 31, 2011 (Predecessor)
Other expense, net	$0	$24,564	$0	$0

Loss before income taxes	0	(24,564)	0	0
Income tax benefit	0	0	0	0
Equity in net income (loss) of subsidiaries	4,019	(5,644)	(15,098)	76,275

Net income (loss)	$4,019	$(30,208)	$(15,098)	$76,275
Other comprehensive (loss) income	(153)	6,200	(1,263)	(5,439)

Comprehensive income (loss)	$3,866	$(24,008)	$(16,361)	$70,836

See accompanying notes to these condensed financial statements.

PARTY CITY HOLDCO INC. (Parent company only)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended December 31, 2013 (Successor)	Period from July 28, 2012 to December 31, 2012 (Successor)	Period from January 1, 2012 to July 27, 2012 (Predecessor)	Year ended December 31, 2011 (Predecessor)
Cash flows provided by operating activities:
Net income (loss)	$4,019	$(30,208)	$(15,098)	$76,275
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net (income) loss of subsidiaries	(4,019)	5,644	15,098	(76,275)
Dividends received	338,015	0	0	0
(Decrease) increase in due to affiliates	(750)	752,876	0	0

Net cash provided by operating activities	337,265	728,312	0	0

Cash flows used in investing activities:
Cash paid in connection with acquisitions, net of cash acquired	0	(1,562,246)	0	0

Net cash used in investing activities	0	(1,562,246)	0	0

Cash flows (used in) provided by financing activities:
Dividend distribution	(338,015)	0	0	0
Capital contributions	750	833,934	0	0

Net cash (used in) provided by financing activities	(337,265)	833,934	0	0
Net change in cash and cash equivalents	0	0	0	0
Cash and cash equivalents at beginning of period	0	0	0	0

Cash and cash equivalents at end of period	$0	$0	$0	$0

See accompanying notes to these condensed financial statements.

PARTY CITY HOLDCO INC. (Parent company only)

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Dollars in thousands)

Note 1—Basis of presentation and description of registrant

Party City Holdco Inc. (“Party City Holdco”) Schedule I Condensed Financial Information provides all parent company information that is required to be presented in accordance with the SEC rules and regulations for financial statement schedules. The consolidated financial statements of Party City Holdco are included elsewhere. The parent-company financial statements should be read in conjunction with the consolidated financial statements and the notes thereto.

Party City Holdco conducts no separate operations and acts only as a holding company. Its share of the net income of its unconsolidated subsidiaries is included in its statements of income using the equity method.

Since all material redeemable stock requirements, dividends and guarantees of the registrant have been disclosed in the consolidated financial statements, the information is not required to be repeated in this schedule.

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc., which is a wholly-owned subsidiary of PC Nextco Holdings, LLC (“PC Nextco”), which is a wholly-owned subsidiary of Party City Holdco, merged into Party City Holdings Inc. (“Party City Holdings”), with Party City Holdings being the surviving entity (“the Transaction”). At such time 100% of Party City Holdco, which was formed in order to affect the Transaction, was owned by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P., 70% ownership, funds affiliated with Advent International Corporation, 24% ownership, and other minority investors, including management, 6% ownership.

As a result of the Transaction, the financial information for the period after July 27, 2012 represents the financial information of the “Successor” company. Prior to, and including, July 27, 2012, the consolidated financial statements include the accounts of the “Predecessor” company. Financial information in the Predecessor period principally relates to Party City Holdings and its subsidiaries. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting and push-down accounting, the Predecessor’s consolidated financial statements and the Successor’s consolidated financial statements are not necessarily comparable.

Note 2—Dividends from subsidiaries

On August 1, 2013, PC Nextco issued $350,000 of 8.75% notes. The proceeds, net of expenses, were used to pay a dividend to Party City Holdco, which then paid a dividend to its shareholders. The total amount of the dividend was $338,015. No cash dividends were paid to Party City Holdco by its subsidiaries during the other periods included in these financial statements.

Note 3—Other expense, net

In conjunction with the Transaction, Party City Holdco incurred $4,564 of third-party costs, principally attorney and banker fees. The amount was recorded in other expense, net in the condensed statement of operations and comprehensive loss for the period from July 28, 2012 to December 31, 2012. Also, at the time of the Transaction, Party City Holdco paid THL and Advent a non-recurring $20,000 fee for certain services that were performed in conjunction with the execution of the Transaction. The amount was also recorded in other expense, net.

SCHEDULE II

PARTY CITY HOLDCO INC.

VALUATION AND QUALIFYING ACCOUNTS

The Year Ended December 31, 2013, Period from July 28, 2012 to December 31, 2012, Period from January 1, 2012 to July 27, 2012 and the Year Ended December 31, 2011

(Dollars in thousands)

	Beginning Balance	Write- Offs	Additions	Ending Balance
Allowance for Doubtful Accounts:
For the year ended December 31, 2011 (Predecessor)	2,714	610	1,773	3,877
For the period from January 1, 2012 to July 27, 2012 (Predecessor)	3,877	738	644	3,783
For the period from July 28, 2012 to December 31, 2012 (Successor)	0	95	801	706
For the year ended December 31, 2013 (Successor)	706	423	1,079	1,362

Sales Returns and Allowances:
For the year ended December 31, 2011 (Predecessor)	449	72,367	72,516	598
For the period from January 1, 2012 to July 27, 2012 (Predecessor)	598	37,031	37,118	685
For the period from July 28, 2012 to December 31, 2012 (Successor)	0	39,085	39,456	371
For the year ended December 31, 2013 (Successor)	371	81,692	81,647	326

PARTY CITY HOLDCO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share amounts)

	September 30, 2014	December 31, 2013
	(Note 2) (Unaudited)	(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$29,095	$25,645
Accounts receivable, net	182,639	139,539
Inventories, net	694,396	524,361
Prepaid expenses and other current assets	88,985	77,099

Total current assets	995,115	766,644
Property, plant and equipment, net	240,899	235,146
Goodwill	1,560,515	1,561,707
Trade names	569,929	570,141
Other intangible assets, net	112,618	129,408
Other assets, net	55,632	64,488

Total assets	$3,534,708	$3,327,534

LIABILITIES, REDEEMABLE COMMON SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Loans and notes payable	$216,005	$36,047
Accounts payable	214,719	150,782
Accrued expenses	163,359	158,491
Income taxes payable	0	11,845
Current portion of long-term obligations	12,373	13,452

Total current liabilities	606,456	370,617
Long-term obligations, excluding current portion	2,130,252	2,134,987
Deferred income tax liabilities	310,699	318,173
Deferred rent and other long-term liabilities	35,680	23,445

Total liabilities	3,083,087	2,847,222
Redeemable common securities (including 1,079.51 and 1,039.23 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	34,312	23,555
Commitments and contingencies
Stockholders’ equity:
Common stock (32,502.82 and 32,470.70 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively)	0	0
Additional paid-in capital	469,049	477,538
Accumulated deficit	(49,055)	(26,189)
Accumulated other comprehensive (loss) income	(2,685)	5,408

Total stockholders’ equity	417,309	456,757

Total liabilities, redeemable common securities and stockholders’ equity	$3,534,708	$3,327,534

See accompanying notes to unaudited condensed consolidated financial statements.

PARTY CITY HOLDCO INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,
	2014		2013
Revenues:
Net sales		$538,671		$483,585
Royalties and franchise fees		3,990		3,815

Total revenues		542,661		487,400
Expenses:
Cost of sales		354,525		322,683
Wholesale selling expenses		18,244		17,038
Retail operating expenses		95,571		90,403
Franchise expenses		3,537		3,368
General and administrative expenses		37,135		38,389
Art and development costs		4,871		4,782

Total expenses		513,883		476,663

Income from operations		28,778		10,737
Interest expense, net		39,218		37,887
Other (income) expense, net		(116)		1,510

Loss before income taxes		(10,324)		(28,660)
Income tax benefit		(4,914)		(16,785)

Net loss		(5,410)		(11,875)
Less: net income attributable to noncontrolling interests		0		45

Net loss attributable to Party City Holdco Inc.		$(5,410)		$(11,920)

Net loss per common share-basic	$		$

Net loss per common share-diluted	$		$

Weighted-average number of common shares-basic
Weighted-average number of common shares-diluted
Comprehensive loss		$(17,536)		$(3,051)
Less: comprehensive income attributable to noncontrolling interests		0		18

Comprehensive loss attributable to Party City Holdco Inc.		$(17,536)		$(3,069)

See accompanying notes to unaudited condensed consolidated financial statements.

PARTY CITY HOLDCO INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2014		2013
Revenues:
Net sales		$1,455,073		$1,323,216
Royalties and franchise fees		12,149		11,961

Total revenues		1,467,222		1,335,177
Expenses:
Cost of sales		933,424		877,258
Wholesale selling expenses		54,870		51,091
Retail operating expenses		261,524		245,252
Franchise expenses		10,333		9,872
General and administrative expenses		107,587		107,718
Art and development costs		14,495		14,480

Total expenses		1,382,233		1,305,671

Income from operations		84,989		29,506
Interest expense, net		117,103		103,561
Other expense, net		4,435		15,991

Loss before income taxes		(36,549)		(90,046)
Income tax benefit		(13,683)		(38,546)

Net loss		(22,866)		(51,500)
Less: net income attributable to noncontrolling interests		0		224

Net loss attributable to Party City Holdco Inc.		$(22,866)		$(51,724)

Net loss per common share-basic	$		$

Net loss per common share-diluted	$		$

Weighted-average number of common shares-basic
Weighted-average number of common shares-diluted
Comprehensive loss		$(30,959)		$(52,555)
Less: comprehensive income attributable to noncontrolling interests		0		201

Comprehensive loss attributable to Party City Holdco Inc.		$(30,959)		$(52,756)

See accompanying notes to unaudited condensed consolidated financial statements.

PARTY CITY HOLDCO INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

(Amounts in thousands, except share amounts)

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
Balance at December 31, 2013	32,470.70	$0	$477,538	$(26,189)	$5,408	$456,757
Net loss				(22,866)		(22,866)
Equity based compensation			1,187			1,187
Adjustment of redeemable common shares	29.72		(9,713)			(9,713)
Exercise of stock options	2.4		37			37
Foreign currency adjustments					(8,548)	(8,548)
Impact of foreign exchange contracts, net of taxes					455	455

Balance at September 30, 2014	32,502.82	$0	$469,049	$(49,055)	$(2,685)	$417,309

See accompanying notes to unaudited condensed consolidated financial statements.

PARTY CITY HOLDCO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2014	2013
Cash flows used in operating activities:
Net loss	$(22,866)	$(51,500)
Less: net income attributable to noncontrolling interests	0	224

Net loss attributable to Party City Holdco Inc.	(22,866)	(51,724)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	60,995	70,960
Amortization of deferred financing costs and original issuance discount	12,437	16,886
Provision for doubtful accounts	1,192	574
Deferred income tax benefit	(6,181)	(13,749)
Deferred rent	11,676	11,706
Undistributed loss in unconsolidated joint venture	846	311
Loss on disposal of equipment	2,305	329
Equity based compensation	1,187	1,741
Changes in operating assets and liabilities, net of effects of acquired businesses:
Increase in accounts receivable	(47,490)	(35,488)
Increase in inventories	(171,195)	(82,379)
Increase in prepaid expenses and other current assets	(3,259)	(12,853)
Increase in accounts payable, accrued expenses and income taxes payable	47,592	30,350

Net cash used in operating activities	(112,761)	(63,336)
Cash flows used in investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(2,152)	(48,644)
Capital expenditures	(52,944)	(42,143)
Proceeds from disposal of property and equipment	951	215

Net cash used in investing activities	(54,145)	(90,572)
Cash flows provided by financing activities:
Repayment of loans, notes payable and long-term obligations	(1,139,953)	(1,149,145)
Proceeds from loans, notes payable and long-term obligations	1,310,166	1,659,103
Dividend distribution	0	(338,015)
Exercise of stock options	1,081	0
Capital contributions	0	750
Debt issuance costs	(373)	(9,822)

Net cash provided by financing activities	170,921	162,871
Effect of exchange rate changes on cash and cash equivalents	(565)	28

Net increase in cash and cash equivalents	3,450	8,991
Cash and cash equivalents at beginning of period	25,645	20,899

Cash and cash equivalents at end of period	$29,095	$29,890

Supplemental disclosure of cash flow information:
Cash paid during the period
Interest	$132,934	$105,695
Income taxes, net of refunds	$14,574	$21,152

See accompanying notes to unaudited condensed consolidated financial statements.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share and per share amounts)

Note 1 – Description of Business

Party City Holdco Inc. (the “Company” or “PCHI”) designs, manufactures, contracts for manufacture and distributes party goods, including paper and plastic tableware, metallic and latex balloons, Halloween and other costumes, accessories, novelties, gifts and stationery throughout the world. In addition, the Company operates specialty retail party supply stores in the United States and Canada, principally under the names Party City and Halloween City, and e-commerce websites, principally through the domain name partycity.com. The Company also franchises both individual stores and franchise areas throughout the United States and Puerto Rico, principally under the name Party City.

The Company has no assets or operations. The Company owns 100% of PC Nextco Holdings, LLC (“PC Nextco”), which owns 100% of PC Intermediate Holdings, Inc. (“PC Intermediate”). PC Intermediate owns 100% of Party City Holdings Inc. (“Party City Holdings”), which owns the Company’s operating subsidiaries.

Note 2 – Basis of Presentation and Recently Issued Accounting Pronouncements

The unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its majority-owned and controlled entities. All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included in the unaudited condensed consolidated financial statements.

The majority of our retail operations define a fiscal year (“Fiscal Year”) as the 52-week period or 53-week period ended on the Saturday nearest December 31st of each year and define fiscal quarters (“Fiscal Quarter”) as the four interim 13-week periods following the end of the previous Fiscal Year, except in the case of a 53-week Fiscal Year when the fourth Fiscal Quarter is extended to 14 weeks. The consolidated financial statements of the Company combine the Fiscal Quarters of our retail operations with the calendar quarters of our wholesale operations. The Company has determined the differences between the retail operation’s Fiscal Year and Fiscal Quarters and the calendar year and calendar quarters to be insignificant.

Operating results for interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2014. Our business is subject to substantial seasonal variations as our retail segment has realized a significant portion of its net sales, cash flows and net income in the fourth quarter of each year, principally due to its Halloween season sales in October and, to a lesser extent, other year-end holiday sales. We expect that this general pattern will continue. Our results of operations may also be affected by industry factors that may be specific to a particular period such as movement in and the general level of raw material costs.

Certain prior period amounts have been reclassified to conform to current period presentation.

Recently Issued Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The update clarifies that a performance target in a share-based payment that affects vesting and that could be achieved after the requisite

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

service period should be accounted for as a performance condition. The pronouncement will be effective for the Company during the first quarter of 2016. The Company does not believe that the pronouncement will have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The pronouncement contains a five-step model which replaces most existing revenue recognition guidance. The update will be effective for the Company during the first quarter of 2017 and can be applied retrospectively to prior reporting periods or through a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of the pronouncement on the Company’s consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. The update changes the criteria for reporting discontinued operations and enhances disclosures related to disposals of components of an entity. The pronouncement will be effective for the Company during the first quarter of 2015. Although the Company continues to review this pronouncement, it does not believe that it will have a material impact on the Company’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The update provides guidance on the financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The Company adopted the update during the three months ended March 31, 2014 and such adoption did not have a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. The pronouncement states that a cumulative translation adjustment is attached to the parent’s investment in a foreign entity and should be released in a manner consistent with the derecognition guidance on investments in entities. The Company adopted the update during the three months ended March 31, 2014 and such adoption did not have a material impact on the Company’s consolidated financial statements.

Note 3 – Inventories

Inventories consisted of the following:

	September 30, 2014	December 31, 2013
Finished goods	$665,113	$501,229
Raw materials	20,709	15,921
Work in process	8,574	7,211

	$694,396	$524,361

Inventories are valued at the lower of cost or market. The Company determines the cost of inventory at its retail stores using the weighted average method. Other inventory cost is determined principally using the first-in, first-out method.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The Company estimates retail inventory shortages for the periods between physical inventory dates on a store-by-store basis. Inventory shrinkage estimates can be affected by changes in merchandise mix and changes in actual shortage trends. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is the basis for estimating shrinkage.

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate, merged into Party City Holdings, with Party City Holdings being the surviving entity (“the Transaction”). As a result of the Transaction, the Company applied the acquisition method of accounting and increased the value of its inventory by $89,754 as of July 28, 2012. The adjustment principally reflects the previously deferred wholesale margin on inventory supplied to the Company’s retail operations and on hand at July 27, 2012. Such adjustment increased the Company’s cost of sales during the three months ended September 30, 2014 and September 30, 2013 by $550 and $2,616, respectively, as the related inventory was sold. Additionally, such adjustment increased the Company’s cost of sales during the nine months ended September 30, 2014 and September 30, 2013 by $3,356 and $21,979, respectively, as the related inventory was sold. At September 30, 2014 and December 31, 2013, $2,543 and $5,899 of the adjustment remained in finished goods, respectively.

Note 4 – Income Taxes

The income tax benefit for the nine months ended September 30, 2014 was determined based upon the Company’s estimated consolidated effective income tax rate for the year ending December 31, 2014. The difference between the estimated consolidated effective income tax rate for the year ending December 31, 2014 and the U.S. federal statutory rate is primarily attributable to unrecognized foreign tax credits and state income taxes, partially offset by a foreign rate differential and available domestic manufacturing deductions.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

Note 5 – Changes in Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive (loss) income consisted of the following:

	Three Months Ended September 30, 2014
	Foreign Currency Adjustments	Impact of Foreign Exchange Contracts, Net of Taxes	Total, Net of Taxes
Balance at June 30, 2014	$9,815	$(374)	$9,441
Other comprehensive (loss) income before reclassifications, net of income tax	(12,625)	332	(12,293)
Amounts reclassified from accumulated other comprehensive income to the condensed consolidated statement of operations and comprehensive loss, net of income tax	0	167	167

Net current-period other comprehensive (loss) income	(12,625)	499	(12,126)

Balance at September 30, 2014	$(2,810)	$125	$(2,685)

	Three Months Ended September 30, 2013
	Foreign Currency Adjustments	Impact of Foreign Exchange Contracts, Net of Taxes	Total, Net of Taxes
Balance at June 30, 2013	$(3,839)	$156	$(3,683)
Other comprehensive income (loss) before reclassifications, net of income tax	9,051	(185)	8,866
Amounts reclassified from accumulated other comprehensive loss to the condensed consolidated statement of operations and comprehensive loss, net of income tax	0	(15)	(15)

Net current-period other comprehensive income (loss)	9,051	(200)	8,851
Acquisition of noncontrolling interest	(639)	0	(639)

Balance at September 30, 2013	$4,573	$(44)	$4,529

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

	Nine Months Ended September 30, 2014
	Foreign Currency Adjustments	Impact of Foreign Exchange Contracts, Net of Taxes	Total, Net of Taxes
Balance at December 31, 2013	$5,738	$(330)	$5,408
Other comprehensive (loss) income before reclassifications, net of income tax	(8,548)	172	(8,376)
Amounts reclassified from accumulated other comprehensive income to the condensed consolidated statement of operations and comprehensive loss, net of income tax	0	283	283

Net current-period other comprehensive (loss) income	(8,548)	455	(8,093)

Balance at September 30, 2014	$(2,810)	$125	$(2,685)

	Nine Months Ended September 30, 2013
	Foreign Currency Adjustments	Impact of Foreign Exchange Contracts, Net of Taxes	Total, Net of Taxes
Balance at December 31, 2012	$6,425	$(225)	$6,200
Other comprehensive (loss) income before reclassifications, net of income tax	(1,213)	18	(1,195)
Amounts reclassified from accumulated other comprehensive income to the condensed consolidated statement of operations and comprehensive loss, net of income tax	0	163	163

Net current-period other comprehensive (loss) income	(1,213)	181	(1,032)
Acquisition of noncontrolling interest	(639)	0	(639)

Balance at September 30, 2013	$4,573	$(44)	$4,529

Note 6 – Capital Stock

At September 30, 2014, the Company’s authorized capital stock, including redeemable securities, consisted of 1,000,000.00 shares of $0.01 par value common stock.

Under the terms of the Company’s stockholders’ agreement, dated July 27, 2012, the Company has an option to purchase all of the shares of common stock held by former employees. Additionally, employee stockholders who die or become disabled while employed can require the Company to purchase all of the shares held by the employees. The aggregate amount that may be payable by the Company to current employee stockholders should they die or become disabled, based on the estimated fair market value of fully paid and vested common securities, totaled $34,312 and $23,555 at September 30, 2014 and December 31, 2013, respectively, and was classified as redeemable common securities on the Company’s condensed consolidated balance sheet, with a corresponding adjustment to additional paid-in capital. As there is no active market for the common stock, the Company estimates the fair value of the stock based on a valuation model, which is periodically substantiated by independent appraisals or third-party transactions, including acquisitions. The valuation model takes into consideration the fact that the Company’s stock is not marketable.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The changes in redeemable common securities during the nine months ended September 30, 2014 were as follows:

Balance at December 31, 2013	$23,555
Common shares issued due to stock option exercises	1,044
Adjustment of common shares to fair value	9,713

Balance at September 30, 2014	$34,312

During the nine months ended September 30, 2014, certain current employees exercised stock options for shares of the Company’s redeemable common stock. The stock options had an exercise price of $14,913 per share.

In the above table, the “adjustment of common shares to fair value” represents the change in the fair value of the Company’s redeemable stock during the period, partially offset by the impact of 29.72 shares that were reclassified to additional paid-in capital as the shareholders became former employees during the nine months ended September 30, 2014 and, therefore, such shares are no longer redeemable.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

Note 7 – Segment Information

Industry Segments

The Company has two identifiable business segments. The Wholesale segment designs, manufactures, contracts for manufacture and distributes party goods, including paper and plastic tableware, metallic and latex balloons, accessories, novelties, gifts, stationery and Halloween costumes throughout the world. The Retail segment operates specialty retail party supply stores in the United States and Canada, principally under the names Party City and Halloween City, and it operates e-commerce websites, principally through the domain name partycity.com. The Retail segment also franchises both individual stores and franchise areas throughout the United States and Puerto Rico, principally under the name Party City.

The Company’s industry segment data for the three months ended September 30, 2014 and September 30, 2013 was as follows:

	Wholesale	Retail	Consolidated
Three Months Ended September 30, 2014
Revenues:
Net sales	$423,967	$326,086	$750,053
Royalties and franchise fees	0	3,990	3,990

Total revenues	423,967	330,076	754,043
Eliminations	(211,382)	0	(211,382)

Net revenues	$212,585	$330,076	$542,661

Income (loss) from operations	$31,804	$(3,026)	$28,778

Interest expense, net			39,218
Other income, net			(116)

Loss before income taxes			$(10,324)

	Wholesale	Retail	Consolidated
Three Months Ended September 30, 2013
Revenues:
Net sales	$379,629	$298,657	$678,286
Royalties and franchise fees	0	3,815	3,815

Total revenues	379,629	302,472	682,101
Eliminations	(194,701)	0	(194,701)

Net revenues	$184,928	$302,472	$487,400

Income (loss) from operations	$29,704	$(18,967)	$10,737

Interest expense, net			37,887
Other expense, net			1,510

Loss before income taxes			$(28,660)

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The Company’s industry segment data for the nine months ended September 30, 2014 and September 30, 2013 was as follows:

	Wholesale	Retail	Consolidated
Nine Months Ended September 30, 2014
Revenues:
Net sales	$912,261	$968,101	$1,880,362
Royalties and franchise fees	0	12,149	12,149

Total revenues	912,261	980,250	1,892,511
Eliminations	(425,289)	0	(425,289)

Net revenues	$486,972	$980,250	$1,467,222

Income from operations	$58,377	$26,612	$84,989

Interest expense, net			117,103
Other expense, net			4,435

Loss before income taxes			$(36,549)

	Wholesale	Retail	Consolidated
Nine Months Ended September 30, 2013
Revenues:
Net sales	$808,834	$879,348	$1,688,182
Royalties and franchise fees	0	11,961	11,961

Total revenues	808,834	891,309	1,700,143
Eliminations	(364,966)	0	(364,966)

Net revenues	$443,868	$891,309	$1,335,177

Income (loss) from operations	$43,359	$(13,853)	$29,506

Interest expense, net			103,561
Other expense, net			15,991

Loss before income taxes			$(90,046)

Geographic Segments

Intercompany sales between geographic areas primarily consist of sales of finished goods for distribution in foreign markets and are made at cost plus a share of operating profit.

Note 8 – Commitments and Contingencies

The Company is a party to certain claims and litigation in the ordinary course of business. The Company does not believe these proceedings will result, individually or in the aggregate, in a material adverse effect on its financial condition or future results of operations.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The Company is an assignor with contingent lease liability for four stores sold to franchisees and other parties. The potential contingent lease obligations continue until the applicable leases expire in 2018. The maximum amount of the contingent lease obligations may vary, but is limited to the sum of the total amount due under the leases. At September 30, 2014, the maximum amount of the contingent lease obligations was approximately $1,274. Payment of such amount is contingent upon certain events occurring, which management has not assessed as probable or estimable at this time.

Note 9 – Derivative Financial Instruments

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company’s financial performance and are referred to as market risks. The Company, when deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary market risks managed through the use of derivative financial instruments are interest rate risk and foreign currency exchange rate risk.

Interest Rate Risk Management

As part of the Company’s risk management strategy, the Company periodically uses interest rate swap agreements to hedge the variability of cash flows on floating rate debt obligations. Accordingly, interest rate swap agreements are reflected in the consolidated balance sheets at fair value and the related gains and losses on these contracts are deferred in stockholders’ equity and recognized in interest expense over the same period in which the related interest payments being hedged are recognized in income. The fair value of an interest rate swap agreement is the estimated amount that the counterparty would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty. The Company did not utilize interest rate swap agreements during the nine months ended September 30, 2014.

Foreign Exchange Risk Management

A portion of the Company’s cash flows is derived from transactions denominated in foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, including the British Pound Sterling, the Canadian Dollar, the Euro, the Malaysian Ringgit, and the Australian Dollar, the Company enters into foreign exchange contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily inventory purchases and sales. For contracts that qualify for hedge accounting, the terms of the foreign exchange contracts are such that cash flows from the contracts should be highly effective in offsetting the expected cash flows from the underlying forecasted transactions.

The foreign currency exchange contracts are reflected in the consolidated balance sheets at fair value. The fair value of the foreign currency exchange contracts is the estimated amount that the counterparties would receive or pay to terminate the foreign currency exchange contracts at the reporting date, taking into account current foreign exchange spot rates. At September 30, 2014 and December 31, 2013, the Company had foreign currency exchange contracts that qualified for hedge accounting. No components of these agreements were excluded in the measurement of hedge effectiveness. As these hedges were 100% effective, there was no impact on earnings due to hedge ineffectiveness. The Company anticipates that substantially all unrealized gains and losses in accumulated other comprehensive loss related to these foreign currency exchange contracts will be reclassified into earnings by June 2015.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The following table displays the fair values of the Company’s derivatives at September 30, 2014 and December 31, 2013:

	Derivative Assets						Derivative Liabilities
	Balance Sheet Line		Fair Value	Balance Sheet Line		Fair Value	Balance Sheet Line		Fair Value	Balance Sheet Line		Fair Value
Derivative Instrument	September 30, 2014			December 31, 2013			September 30, 2014			December 31, 2013
Foreign Exchange Contracts	(a	)PP	$352	(a	)PP	$0	(b	)AE	$44	(b	)AE	$597

(a) PP = Prepaid expenses and other current assets

(b) AE = Accrued expenses

The following table displays the notional amounts of the Company’s derivatives at September 30, 2014 and December 31, 2013:

Derivative Instrument	September 30, 2014	December 31, 2013
Foreign Exchange Contracts	$13,300	$33,250

Note 10 – Fair Value Measurements

The provisions of FASB ASC Topic 820, “Fair Value Measurement”, define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

The following table shows assets and liabilities as of September 30, 2014 that are measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total as of September 30, 2014
Derivative assets	$0	$352	$0	$352
Derivative liabilities	0	44	0	44

The following table shows assets and liabilities as of December 31, 2013 that are measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total as of December 31, 2013
Derivative assets	$0	$0	$0	$0
Derivative liabilities	0	597	0	597

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record other assets and liabilities at fair value on a nonrecurring basis, generally as a result of impairment charges.

The carrying amounts for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximated fair value at September 30, 2014 because of the short-term maturities of the instruments and/or their variable rates of interest.

The carrying amount and fair value of the Company’s borrowings under its $1,125,000 Term Loan Credit Agreement (“New Term Loan Credit Agreement”), its $700,000 Senior Notes (“New Senior Notes”) and its $350,000 Senior PIK Toggle Notes (“Nextco Notes”) are as follows:

	September 30, 2014
	Carrying Amount	Fair Value
New Term Loan Credit Agreement	$1,092,392	$1,087,761
New Senior Notes	700,000	757,750
Nextco Notes	347,171	354,900

The fair values of the New Term Loan Credit Agreement, New Senior Notes and Nextco Notes represent Level 2 fair value measurements as the debt instruments trade in inactive markets.

The carrying amounts for other long-term debt approximated fair value at September 30, 2014 based on the discounted future cash flow of each instrument at rates currently offered for similar debt instruments of comparable maturity.

PARTY CITY HOLDCO INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Dollars in thousands, except share and per share amounts)

Note 11 – Debt

During February 2014, the Company amended the New Term Loan Credit Agreement. All term loans outstanding at the time of the amendment were replaced with new term loans for the same principal amount. The applicable margin for alternate base interest rate borrowings was lowered from 2.25% to 2.00% and the applicable margin for LIBOR borrowings was lowered from 3.25% to 3.00%. The amended agreement provides for two pricing options: (i) an ABR for any day, a rate per annum equal to the greater of (a) Deutsche Bank’s prime rate in effect on such day, (b) the federal funds effective rate in effect on such day plus 1/2 of 1%, (c) the adjusted LIBOR rate plus 1% and (d) 2.00% or (ii) the LIBOR rate, adjusted for certain additional costs, with a LIBOR floor of 1.00%, in each case plus the applicable margin.

As the New Term Loan Credit Agreement is a loan syndication, the Company assessed whether the debt modification should be accounted for as an extinguishment on a creditor-by-creditor basis. During the nine months ended September 30, 2014, the Company wrote-off $1,649 of costs incurred during the issuance of the debt and which were being amortized over the life of the debt. The amount was recorded in other expense in the Company’s condensed consolidated statement of operations and comprehensive loss and included in amortization of deferred financing costs and original issuance discount in the Company’s condensed consolidated statement of cash flows. The remaining costs of $15,626 will continue to be amortized over the life of the debt, using the effective interest method. Additionally, during the nine months ended September 30, 2014, the Company recorded in other expense $642 of the net original issuance discount that existed as of the time of the amendment. The remainder of the discount, $6,087, will continue to be amortized over the life of the debt, using the effective interest method. Further, during the nine months ended September 30, 2014, the Company recorded in other expense $698 of the unamortized call premium that existed as of the time of the amendment. The remainder of the call premium, $6,611, will continue to be amortized over the life of the debt, using the effective interest method. Finally, in conjunction with the amendment, the Company incurred $1,555 of banker and legal fees; $1,407 of which was recorded in other expense during the nine months ended September 30, 2014. The rest of the costs, $148, will be amortized over the life of the debt, using the effective interest method.

As all term loans outstanding at the time of the amendment were replaced with new term loans for the same principal amount, the Company included the total principal amount, $1,110,966, in both repayment of loans, notes payable and long-term obligations and proceeds from loans, notes payable and long-term obligations in the financing activities section of the Company’s condensed consolidated statement of cash flows for the nine months ended September 30, 2014.

Note 12 – Business Interruption Proceeds

During October 2012, the Company’s operations were negatively impacted by Superstorm Sandy. During the three and nine months ended September 30, 2014, the Company received $875 and $4,591, respectively, of business interruption insurance proceeds related to the storm and the Company recorded the proceeds in Other (income) expense, net in the Company’s condensed consolidated statement of operations and comprehensive loss.

            Shares

Party City Holdco Inc.

Common Stock

Goldman, Sachs & Co.

BofA Merrill Lynch

Credit Suisse

Morgan Stanley

Barclays

Deutsche Bank Securities

J.P. Morgan

Until                    , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant and selling stockholders. All amounts are estimated except the SEC registration fee and FINRA fee.

SEC registration fee		$64,400
FINRA filing fee		75,500
Stock exchange listing fee			*
Accountants’ fees and expenses			*
Legal fees and expenses			*
Transfer Agent’s fees and expenses			*
Printing and engraving expenses			*
Miscellaneous			*

Total Expenses	$		*

*	To be filed by amendment

ITEM 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL enables a corporation in its original certificates of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was lawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our existing certificate of incorporation generally provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our existing certificate of incorporation also provides that the indemnification and advancement of expenses provided by, or granted pursuant to the existing certificate of incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigation action, suit or proceeding for which indemnification or advancement of expenses is sought.

We currently have indemnification agreements in place with our directors. In connection with this offering we will enter into new indemnification agreements with our directors and executive officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our amended and restated charter and bylaws.

We also will obtain officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

The underwriting agreement we will enter into in connection with the offering of common stock described in this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors, by the registrant of the underwriters and by the selling stockholders of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Also see “Item 17. Undertakings.”

ITEM 15.	Recent Sales of Unregistered Securities.

Equity Securities

In connection with the closing of the Acquisition, on July 27, 2012, we issued 33,358.93 shares of our common stock (including shares of our redeemable common stock). From January 1, 2013 through September 30, 2014 we issued a total of 223.4 shares of our common stock. The common stock and redeemable common stock were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

From January 1, 2013 through September 30, 2014, we granted options to purchase a total of 2,583 shares of our common stock to employees at a weighted average exercise price of $14,916 per share. 2,418 options were outstanding at September 30, 2014 at a weighted average exercise price of $14,916 per share. Option grants were exempt pursuant to Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Debt Securities

In July 2012, PCHI, our wholly-owned indirect subsidiary, issued $700.0 million aggregate principal amount of 8.875% senior notes due 2020. The issuance of the senior notes was conducted pursuant to the exemptions afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. PCHI and the guarantors of the senior notes entered into a registration rights agreement in which they agreed, among other things, to file a registration statement to exchange the senior notes for similar notes registered under the Securities Act. The registration statement on Form S-4 registering such notes was filed with the SEC on June 21, 2013 and declared effective on October 17, 2013.

In August 2013, Nextco Holdings, our wholly-owned direct subsidiary, issued $350.0 million aggregate principal amount of 8.75% / 9.500% senior PIK toggle notes due 2019. The issuance of the senior PIK toggle notes was conducted pursuant to the exemptions afforded by Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. Nextco Holdings entered into a registration rights agreement in which it agreed, among other things, to file a registration statement to exchange the senior notes for similar notes registered under the Securities Act. The registration statement on Form S-4 registering such notes was filed with the SEC on July 3, 2014 and declared effective on August 8, 2014.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Number	Description

1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated June 4, 2012, by and among Party City Holdings Inc., PC Merger Sub, Inc., Party City Holdco Inc. (formerly PC Topco Holdings, Inc.) and the Stockholders’ Representatives party thereto (incorporated by reference to Exhibit 2.1 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

3.1*	Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)

3.2*	Amended and Restated Bylaws (to be effective upon completion of this offering)

3.3**	Certificate of Incorporation of Party City Holdco Inc., dated May 31, 2012, as amended on November 22, 2013

3.4**	By-Laws of Party City Holdco Inc.

4.1*	Specimen common stock certificate

4.2	Indenture, dated as of July 27, 2012, among PC Merger Sub, Inc., which on July 27, 2012 was merged with and into Party City Holdings Inc., and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

4.3	First Supplemental Indenture, dated as of July 27, 2012, among Party City Holdings Inc., the Guarantors named therein and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

4.4	Second Supplemental Indenture, dated as of June 7, 2013, among Party City Holdings Inc., the Guarantors named therein and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.6 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

4.5	Registration Rights Agreement, dated as of July 27, 2012, among PC Merger Sub, Inc., which on July 27, 2012 was merged with and into Party City Holdings Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several Purchasers named therein (incorporated by reference to Exhibit 4.4 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

Number	Description

4.6	Joinder Agreement to the Registration Rights Agreement, dated as of July 27, 2012, among Party City Holdings Inc., the Guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several Purchasers named therein (incorporated by reference to Exhibit 4.5 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

4.7**	Registration Rights Agreement, dated July 27, 2012, by and among Party City Holdco Inc. (formerly PC Topco Holdings, Inc.), The PC Topco, L.P., Advent-Party City Acquisition Limited Partnership, American Greetings Corporation and the other stockholders that are signatories thereto

4.8**	Indenture, dated August 1, 2013, among PC Nextco Holdings, LLC, PC Nextco Finance, Inc. and Wilmington Trust, National Association, as Trustee

4.9	Stockholders Agreement, dated July 27, 2012, by and among Party City Holdco Inc. (formerly PC Topco Holdings, Inc.), THL PC Topco, L.P., Advent-Party City Acquisition Limited Partnership, American Greetings Corporation and the Persons listed as Management Holders on the signature pages thereto (incorporated by reference to Exhibit 10.19 to Party City Holding Inc.’s Amendment No.2 to Registration Statement on Form S-4 dated October 4, 2013)

5.1*	Opinion of Ropes & Gray LLP

10.1	The MetLife Capital Corporation Master Lease Purchase Agreement between MetLife Capital Corporation and Amscan Inc., Deco Paper Products, Inc., Kookaburra USA Ltd., and Trisar, Inc., dated November 21, 1991, as amended (incorporated by reference to Exhibit 10(n) to Amendment No. 2 to Amscan Holdings’ Registration Statement on Form S-1 dated December 16, 1996)

10.2*	Form of Indemnification Agreement

10.3**	Amended and Restated Employment Agreement between Party City Holdings Inc., Party City Holdco. Inc. and Gerald C. Rittenberg, dated January 13, 2014

10.4**	Amended and Restated Employment Agreement between Party City Holdings Inc., Party City Holdco. Inc. and James M. Harrison, dated January 13, 2014

10.5	Offer Letter between Amscan Inc. and Michael Correale, dated as of April 28, 1997 (incorporated by reference to Exhibit No. 10.7 to Party City Holdings Inc.’s Registration Statement on Form S-1 dated April 21, 2011)

10.6	ABL Credit Agreement, dated as of July 27, 2012, among PC Intermediate Holdings, Inc., PC Merger Sub, Inc. (to be merged with and into Party City Holdings Inc.), PC Finance Sub, Inc. (to be merged with and into Party City Corporation), the subsidiaries of the Borrowers from time to time party thereto, the financial institutions party thereto, as the Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.6 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.7	Term Loan Credit Agreement, dated as of July 27, 2012, among PC Intermediate Holdings, Inc., PC Merger Sub, Inc. (to be merged with and into Party City Holdings Inc.), PC Finance Sub, Inc. (to be merged with and into Party City Corporation), the subsidiaries of the Borrowers from time to time party thereto, the financial institutions party thereto, as the Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.7 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.8	Pledge and Security Agreement, dated as of July 27, 2012, among PC Merger Sub, Inc. (to be merged with and into Party City Holdings Inc.), PC Finance Sub, Inc., PC Intermediate Holdings, Inc., the Subsidiary Parties from time to time party thereto and Deutsche Bank Trust Company Americas, as Agent (incorporated by reference to Exhibit 10.8 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

Number	Description

10.9	Pledge and Security Agreement, dated as of July 27, 2012, among PC Merger Sub, Inc. (to be merged with and into Party City Holdings Inc.), PC Finance Sub, Inc., PC Intermediate Holdings, Inc., the Subsidiary Parties from time to time party thereto and Deutsche Bank Trust Company Americas, as Agent (incorporated by reference to Exhibit 10.9 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.10	Intercreditor Agreement, dated as of July 27, 2012, among PC Intermediate Holdings, Inc., PC Merger Sub, Inc. (to be merged with and into Party City Holdings Inc.), PC Finance Sub, Inc., the other Grantors from time to time party thereto, Deutsche Bank Trust Company Americas, as Revolving Facility Security Agent, and Deutsche Bank Trust Company Americas, as Term Loan Security Agent (incorporated by reference to Exhibit 10.10 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.11	First Amendment to Term Loan Credit Agreement, dated as of February 19, 2013, among Party City Holdings Inc., Party City Corporation, PC Intermediate Holdings, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent, the 2013 Replacement Lenders and the Lenders (incorporated by reference to Exhibit 10.11 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.12	Intercreditor Agreement Joinder, dated as of June 7, 2013, joining iParty Corp. and iParty Retails Stores Corp. as Grantors under the Intercreditor Agreement dated as of July 27, 2012 among PC Intermediate Holdings Inc., Party City Corporation, the other Grantors from time to time party thereto, Deutsche Bank Trust Company Americas, as Revolving Facility Security Agent and Deutsche Bank Trust Company Americas, as Term Loan Security Agent (incorporated by reference to Exhibit 10.18 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.13	Subsidiary Guarantor Joinder Agreement, dated as of June 7, 2013, among iParty Corp., iParty Retail Stores Corp. and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.14 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.14	Joinder Agreement, dated as of June 7, 2013, among iParty Corp., iParty Retail Stores Corp. and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.15 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.15	Supplement No. 1, dated as of June 7, 2013, to the Pledge and Security Agreement dated as of July 27, 2012, among Party City Holdings Inc., Party City Corporation, PC Intermediate Holdings, Inc. and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.16 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.16	Supplement No. 1, dated as of June 7, 2013, to the Pledge and Security Agreement dated as of July 27, 2012, among Party City Holdings Inc., Party City Corporation, PC Intermediate Holdings, Inc. and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.17 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.17	2012 Omnibus Equity Incentive Plan of Party City Holdco Inc. (formerly PC Topco Holdings, Inc.) (incorporated by reference to Exhibit 10.12 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.18	Advisory Services Agreement, dated as of July 27, 2012, among Party City Holdco Inc. (formerly PC Topco Holdings, Inc.), PC Intermediate Holdings, Inc., Party City Holdings Inc., THL Managers VI, LLC and Advent International Corporation (incorporated by reference to Exhibit 10.13 to Party City Holding Inc.’s Registration Statement on Form S-4 dated June 21, 2013)

10.19	Second Amendment to Term Loan Credit Agreement, dated as of February 27, 2014, among Party City Holdings Inc., Party City Corporation, PC Intermediate Holdings, Inc., Deutsche Bank Trust Company Americas, as administrative agent, and the various lenders party thereto (incorporated by reference to Exhibit 10.1 to Party City Holdings Inc.’s Current Report on Form 8-K dated February 28, 2014)

Number	Description

21.1**	List of Subsidiaries of the Party City Holdco Inc.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment
**	Previously filed

ITEM 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmsford, New York, on the 30th day of December, 2014.

Party City Holdco Inc.

By:	/s/ Michael A. Correale
Name: Michael A. Correale
Title: Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James M. Harrison James M. Harrison	Chief Executive Officer, President and Director (Principal Executive Officer)	December 30, 2014

/s/ Michael A. Correale Michael A. Correale	Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 30, 2014

* Gerald C. Rittenberg	Executive Chairman and Director	December 30, 2014

* Todd M. Abbrecht	Director	December 30, 2014

* Joshua M. Nelson	Director	December 30, 2014

* Uttam K. Jain	Director	December 30, 2014

* Jefferson M. Case	Director	December 30, 2014

* Steven J. Collins	Director	December 30, 2014

Signature	Title	Date

* Norman S. Matthews	Director	December 30, 2014

* Lawrence P. Molloy	Director	December 30, 2014

*	By:	/s/ Michael A. Correale
	Name:	Michael A. Correale
	Title:	Attorney-in-fact